UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 8-K/A

(Amendment No. 1)

CURRENT REPORT PURSUANT TO

SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): July 20, 2021 (July 19, 2021)

Capstar Special Purpose Acquisition Corp.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39362	84-4730610
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

405 West 14th Street, Austin, TX 78701

(Address of Principal Executive Offices) (Zip Code)

(512) 340-7800

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one Warrant	CPSR.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	CPSR	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	CPSR WS	The New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Explanatory Note

This Amendment supplements Item 9.01 (solely to add additional exhibits) of the Current Report on Form 8-K of Capstar Special Purpose Acquisition Corp., a Delaware corporation (“CPSR”), filed with the Securities and Exchange Commission (the “SEC”) on July 19, 2021 (the “Original Current Report”), in which CPSR reported, among other events, the execution of the Business Combination Agreement (as defined in the Original Current Report). Item 1.01, Item 3.02 and Item 7.01 of the Original Current Report remain unchanged. Interested parties should refer to the Original Current Report for Item 1.01, Item 3.02 and Item 7.01 and the prior exhibits filed pursuant to Item 9.01.

Item 9.01          Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
2.1*	Business Combination Agreement, dated as of July 19, 2021, by and between Capstar Special Purpose Acquisition Corp., CPSR Gelesis Merger Sub, Inc. and Gelesis, Inc.

*Certain exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. CPSR agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPSTAR SPECIAL PURPOSE ACQUISITION CORP.

Date: July 20, 2021	/s/ R. Steven Hicks
Name: R. Steven Hicks
Title: Chairman, Chief Executive Officer and Chief Financial Officer

EXHIBIT 2.1

BUSINESS COMBINATION AGREEMENT

BY AND AMONG

CAPSTAR SPECIAL PURPOSE ACQUISITION CORP.,

CPSR GELESIS MERGER SUB, INC.,

AND

GELESIS, INC.

DATED AS OF JULY 19, 2021

i

ii

Exhibit A	Form of Sponsor Letter Agreement
Exhibit B	Form of Subscription Agreement
Exhibit C	Form of Transaction Support Agreement
Exhibit D	Form of Amended and Restated Registration and Stockholder Rights Agreement
Exhibit E	Form of Letter of Transmittal
Exhibit F	Form of A&R Capstar Certificate of Incorporation
Exhibit G	Form of A&R Capstar Bylaws
Exhibit H	Form of Capstar Incentive Equity Plan

Schedule I	Supporting Company Stockholders

iii

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of July 19, 2021, is made by and among Capstar Special Purpose Acquisition Corp., a Delaware corporation (“Capstar”), CPSR Gelesis Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Gelesis, Inc., a Delaware corporation (the “Company”). Capstar, Merger Sub and the Company shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1.

WHEREAS, (a) Capstar is a blank check company incorporated in Delaware on February 12, 2020 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, and (b) Merger Sub is a wholly-owned Subsidiary of Capstar that was formed for purposes of consummating the transactions contemplated by this Agreement and the Ancillary Documents;

WHEREAS, pursuant to the Governing Documents of Capstar, Capstar is required to provide an opportunity for its stockholders to have their outstanding Capstar Class A Shares redeemed on the terms and subject to the conditions set forth therein;

WHEREAS, as of the date of this Agreement, Capstar Sponsor Group, LLC, a Delaware limited liability company (the “Sponsor”), and the Other Class B Stockholders collectively own 6,900,000 Capstar Class B Shares;

WHEREAS, concurrently with the execution of this Agreement, the Sponsor, the Other Class B Stockholders, Capstar and the Company are entering into the letter agreement, substantially in the form attached hereto as Exhibit A (the “Sponsor Letter Agreement”), pursuant to which, among other things, the Sponsor and each Other Class B Stockholder has agreed to (a) vote in favor of this Agreement and the transactions contemplated hereby (including the Merger), (b) waive any adjustment to the conversion ratio set forth in the Governing Documents of Capstar or any other anti-dilution or similar protection with respect to the Capstar Class B Shares (whether resulting from the transactions contemplated by the Subscription Agreements or otherwise), such that the Capstar Class B Shares will convert into Capstar Class A Shares at the Closing on a one-to-one basis, and (c) subject certain of the Capstar Class B Shares and Capstar Class A Warrants currently held by the Sponsor to certain vesting conditions and potential forfeiture, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement;

WHEREAS, the board of directors of Capstar (the “Capstar Board”) has (a) approved this Agreement, the Ancillary Documents to which Capstar is or will be a party and the transactions contemplated hereby and thereby (including the Merger) and (b) recommended, among other things, approval and adoption of this Agreement and the transactions contemplated by this Agreement (including the Merger) by the holders of Capstar Shares entitled to vote thereon;

WHEREAS, the board of directors of Merger Sub has approved this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger);

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) approved this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger) and (b) recommended, among other things, the approval and adoption of this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger) by the holders of Company Shares entitled to vote thereon;

WHEREAS, concurrently with the execution of this Agreement, the Sponsor and certain other investors (the “PIPE Investors”), are entering into a subscription agreement, substantially in the form attached hereto as Exhibit B (the “Subscription Agreement”), with Capstar, pursuant to which, among other things, the PIPE Investors have agreed to subscribe for and purchase substantially simultaneously with the Closing on the Closing Date, and Capstar has agreed to issue and sell to the PIPE Investors substantially simultaneously with the Closing on the Closing Date, the number of Capstar Shares provided for in the Subscription Agreement in exchange for the purchase price set forth therein (such equity financing under the Subscription Agreements, together with any financing pursuant to any subscription agreement(s) entered into after the date hereof and prior to the Closing that provide(s) for the subscription and purchase of Capstar Shares containing terms and conditions substantially similar as the Subscription Agreements, hereinafter collectively referred to as the “PIPE Financing”), in each case on the terms and subject to the conditions set forth therein;

WHEREAS, the Sponsor and the PIMCO Private Funds have provided their written consent to the entry by Capstar into this Agreement (the “Sponsor Approval”);

WHEREAS, Capstar, as the sole stockholder of Merger Sub, will as promptly as reasonably practicable (and in any event within one Business Day) following the date of this Agreement, approve and adopt this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger);

WHEREAS, concurrently with the execution of this Agreement, each Company Stockholder listed on Schedule I attached hereto (collectively, the “Supporting Company Stockholders”) shall duly execute and deliver to Capstar a transaction support agreement, substantially in the form attached hereto as Exhibit C (collectively, the “Transaction Support Agreements”), pursuant to which, among other things, each such Supporting Company Stockholder will agree to, among other things, support and vote in favor of this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger);

WHEREAS, effective immediately prior to the Closing, pursuant to a written consent of the holders of the Company Preferred Stock (the “Company Preferred Stockholder Approval”), the Company Preferred Stock then issued and outstanding will be converted into Company Shares in accordance with the terms of the Governing Documents of the Company;

WHEREAS, on the Closing Date, (a) Merger Sub will merge with and into the Company (the “Merger”), with the Company as the surviving corporation in the Merger and, after giving effect to the Merger, the Company will be a wholly-owned Subsidiary of Capstar and (b) each Company Share will be automatically converted as of the Effective Time into a portion of the Transaction Share Consideration, in each case on the terms and subject to the conditions set forth herein;

WHEREAS, at the Closing, Capstar, the Sponsor, the Other Class B Stockholders and the Company Stockholders set forth on Schedule I will enter into an amended and restated registration and stockholder rights agreement, substantially in the form attached hereto as Exhibit D (the “Registration and Stockholder Rights Agreement”), pursuant to which, among other things, the Sponsor, the Other Class B Stockholders and the Company Stockholders set forth on Schedule I (i) will agree not to effect any sale or distribution of any Equity Securities of Capstar held by any of them during the lock-up period described therein and (ii) will be granted certain registration rights with respect to their respective Capstar Shares; and

WHEREAS, each of the Parties intends for U.S. federal income tax purposes that (a) this Agreement constitutes a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations promulgated thereunder and (b) the Merger, or, if applicable, the Alternative Transaction Structure, be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368 of the Code (clauses (a)-(b), the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

Article 1
CERTAIN DEFINITIONS

Section 1.1      Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

2

“Additional Capstar SEC Reports” has the meaning set forth in Section 4.7.

“Adopted Incentive Equity Plan” has the meaning set forth in Section 5.19(b).

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto. Notwithstanding the foregoing or anything to the contrary herein, the Affiliates of the Sponsor shall be deemed to include Capstar Partners, LLC and its controlled Affiliates, and the PIMCO Private Funds.

“Aggregate Transaction Share Consideration” means an aggregate number of Capstar Shares equal to (a) the Transaction Share Consideration, plus (b) the Rollover Vested Option Amount, plus (c) the Rollover Warrant Amount. For avoidance of doubt, Aggregate Transaction Share Consideration shall be equal to 90,000,000 Capstar Shares, issuable either as Transaction Share Consideration or upon exercise of Vested Rollover Options or Rollover Warrants.

“Agreement” has the meaning set forth in the introductory paragraph to this Agreement.

“Alternative Transaction Structure” has the meaning set forth in Section 5.6(a)(i).

“Allocation Schedule” has the meaning set forth in Section 2.3.

“Ancillary Documents” means the Registration and Stockholder Rights Agreement, Sponsor Letter Agreement, the Subscription Agreements, the Transaction Support Agreements, the Letters of Transmittal and each other agreement, document, instrument and/or certificate contemplated by this Agreement executed or to be executed in connection with the transactions contemplated hereby.

“Anti-Corruption Laws” means, collectively, (a) the U.S. Foreign Corrupt Practices Act (FCPA), (b) the UK Bribery Act 2010 and (c) any other applicable anti-bribery or anti-corruption Laws related to combatting bribery, corruption and money laundering.

“Anti-Money Laundering Laws” means all applicable Laws and sanctions, foreign, state and federal, criminal and civil, that: (a) limit the use of and/or seek the forfeiture of proceeds from illegal transactions; (b) limit commercial transactions with designated countries or individuals believed to be terrorists, narcotics dealers or otherwise engaged in activities contrary to the interests of the United States; (c) require identification and documentation of the parties with whom a “financial institution” (as defined in 31 U.S.C. 5312 (a)(z), as periodically amended) conducts business; (d) require reporting of suspicious activity; or (e) are designed to disrupt the flow of funds to terrorist organizations. Such applicable Laws shall be deemed to include the USA PATRIOT Act of 2001, Pub. L. No. 107-56, the Bank Secrecy Act of 1970, 31 U.S.C. Section 5311 et seq., the Trading with the Enemy Act, 50 U.S.C. App. Section 1 et seq., the International Emergency Economic Powers Act, 50 U.S.C. Section 1701 et seq., the Intelligence Reform & Terrorism Prevention Act of 2004, and the sanction regulations promulgated pursuant thereto by U.S. Department of the Treasury’s Office of Foreign Assets Control, as well as laws relating to prevention and detection of money laundering in 18 U.S.C. Sections 1956 and 1957.

“Audited Financial Statements” has the meaning set forth in Section 3.4(a).

“Available Cash” means the total cash of Capstar at the Effective Time, after giving effect to the PIPE Financing, including (i) the funds remaining in the Trust Account after giving effect to required Capstar Stockholder Redemptions, plus (ii) the proceeds under the Subscription Agreements entered into as of the date hereof and any additional Subscription Agreements entered into after the date hereof in accordance with this Agreement, but prior to the payment of (x) any Capstar Expenses or Company Expenses or (y) any unpaid or contingent liabilities of Capstar.

“Business” means the business of, directly or indirectly, including through licenses with third parties, researching, developing, manufacturing, packaging, labeling, storing, marketing, selling or distributing products, substances, including hydrogel medical devices, for use in the treatment or mitigation of overweight, obesity and chronic diseases, and any products incidental or attendant thereto.

3

“Business Combination Proposal” has the meaning set forth in Section 5.9.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York and Boston, Massachusetts are open for the general transaction of business.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, Public Law No. 116-136.

“Capstar” has the meaning set forth in the introductory paragraph to this Agreement.

“Capstar Acquisition Proposal” means any transaction or series of related transactions under which Capstar or any of its controlled Affiliates, directly or indirectly, (i) acquires or otherwise purchases any other Person(s), (ii) engages in a business combination with any other Person(s) or (iii) acquires or otherwise purchases all or a material portion of the assets or businesses of any other Person(s) (in the case of each of clause (i), (ii) and (iii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise). Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute a Capstar Acquisition Proposal.

“Capstar Board” has the meaning set forth in the recitals to this Agreement.

“Capstar Board Recommendation” has the meaning set forth in Section 5.9.

“Capstar Bylaws” has the meaning set forth in Section 2.1(a)(ix).

“Capstar Certificate of Incorporation” has the meaning set forth in Section 2.1(a)(ix).

“Capstar Class A Shares” means Capstar’s Class A common stock, par value $0.0001 per share.

“Capstar Class A Warrant” means a warrant entitling the holder thereof to purchase one (1) Capstar Class A Share pursuant to the terms of the Warrant Agreement and at an exercise price of eleven dollars and fifty cents ($11.50) per Capstar Class A Warrant.

“Capstar Class B Shares” means Capstar’s Class B common stock, par value $0.0001 per share.

“Capstar D&O Persons” has the meaning set forth in Section 5.15(a).

“Capstar Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company by Capstar on the date of this Agreement.

“Capstar Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, a Capstar Party in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any Capstar Party and (b) any other fees, costs, expenses, commissions or other amounts that are expressly allocated to any Capstar Party pursuant to this Agreement or any Ancillary Document, including fifty percent (50%) of all such fees, costs, expenses, commissions or other amounts incurred in connection with any filing with any Governmental Entity required hereunder, including the HSR Act filing fee and all Capstar SEC Reports. Notwithstanding the foregoing or anything to the contrary herein, Capstar Expenses shall not include any Company Expenses.

“Capstar Financial Statements” means all of the financial statements of Capstar included in the Capstar SEC Reports.

4

“Capstar Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.4 (Brokers), Section 4.6 (Capitalization of the Capstar Parties) and Section 4.21 (No Capstar Material Adverse Effect).

“Capstar Group” has the meaning set forth in Section 8.19.

“Capstar Incentive Equity Plan” has the meaning set forth in Section 5.19(a).

“Capstar Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on the ability of any Capstar Party to consummate the transactions contemplated by this Agreement in accordance with its terms.

“Capstar Non-Party Affiliates” means, collectively, each Capstar Related Party and each of the former, current or future Affiliates, Representatives, successors or permitted assigns of any Capstar Related Party (other than, for the avoidance of doubt, any Capstar Party).

“Capstar Parties” means, collectively, Capstar and Merger Sub.

“Capstar Related Parties” has the meaning set forth in Section 4.9.

“Capstar Related Party Transactions” has the meaning set forth in Section 4.9.

“Capstar Sale” means a Change of Control Transaction with respect to Capstar.

“Capstar Sale Price” means the price per share for one (1) Capstar Share in a Capstar Sale, inclusive of any escrows, holdbacks or fixed deferred purchase price, but exclusive of any contingent deferred purchase price, earn outs or the like. If and to the extent the price is payable in whole or in part with consideration other than cash, the price for such non-cash consideration shall be determined as follows: (i) with respect to any securities: (A) the average of the closing prices of the sales of the securities on all securities exchanges on which the securities may at the time be listed, or, if there have been no sales on any such exchange on any day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such day, or, if on any day such securities are not listed on any securities exchange, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by the OTC Markets Group, or any similar successor organization, in each such case averaged over a period of 21 days consisting of the day as of which such value is being determined and the 20 consecutive business days prior to such day or (B) if at any time the securities are not listed on any securities exchange or quoted on the NYSE or the over-the-counter market, the value of each such security shall be equal to the fair value thereof as of the date of valuation as determined by an independent, nationally recognized investment banking firm on the basis of an orderly sale to a willing, unaffiliated buyer in an arm’s-length transaction, taking into account all factors determinative of value as the investment banking firm determines relevant (and giving effect to any transfer taxes payable in connection with such sale) and (ii) with respect to any other non-cash assets, the fair value thereof as of the date of valuation as determined by an independent, nationally recognized investment banking firm on the basis of an orderly sale to a willing, unaffiliated buyer in an arm’s-length transaction, taking into account all factors determinative of value as the investment banking firm determines relevant (and giving effect to any transfer taxes payable in connection with such sale).

“Capstar SEC Reports” has the meaning set forth in Section 4.7.

“Capstar Share Value” means $10.00.

“Capstar Shares” means (a) prior to the consummation of the Merger, collectively, the Capstar Class A Shares and the Capstar Class B Shares and (b) from and after the consummation of the Merger, shares of common stock, par value $0.0001 per share, of Capstar. Any reference to the Capstar Shares in this Agreement or any Ancillary Document shall be deemed to refer to clause (a) and/or clause (b) of this definition, as the context so requires.

5

“Capstar Stockholder Approval” means, collectively, the Required Capstar Stockholder Approval and the Other Capstar Stockholder Approval.

“Capstar Stockholder Redemption” means the right of the holders of Capstar Class A Shares to redeem all or a portion of their Capstar Class A Shares prior to the Closing (in connection with the transactions contemplated by this Agreement or otherwise) as set forth in Governing Documents of Capstar.

“Capstar Stockholders Meeting” has the meaning set forth in Section 5.9.

“Capstar Stock Price” means on any date from and after the consummation of the Merger, the volume weighted average price per share of Capstar Shares on the principal securities exchange or securities market on which Capstar Shares trade, from 9:30 a.m. to 4:00 p.m. in New York, New York on such date, as reported by Bloomberg, or if not available on Bloomberg, as reported by Morningstar, or if not available on Bloomberg or Morningstar, as reasonably estimated by the Capstar Board in good faith.

“Certificate of Merger” has the meaning set forth in Section 2.1(a)(ii).

“Certificates” has the meaning set forth in Section 2.1(a)(vii).

“Change of Control Payment” means (a) any success, change of control, retention, transaction bonus or other similar payment or amount payable to any Person as a result of or in connection with this Agreement or the transactions contemplated hereby or any other Change of Control Transaction (including any such payments or similar amounts that may become due and payable based upon the occurrence of one or more additional circumstances, matters or events) or (b) any payments made or required to be made pursuant to or in connection with or upon termination of, and any fees, expenses or other payments owing or that will become owing in respect of, any Company Related Party Transaction during the period beginning on the date of the Latest Balance Sheet and ending on the Closing Date. Notwithstanding the foregoing or anything to the contrary herein, the Capstar Shares to be issued in respect of or that will become subject to, as applicable, the Rollover Options or Rollover Warrants at the Effective Time on the terms and subject to the conditions of this Agreement shall not constitute Change of Control Payments.

“Change of Control Transaction” means any transaction or series of related transactions (a) under which any Person(s), directly or indirectly, acquires or otherwise purchases (i) another Person or any of its Affiliates or (ii) all or a material portion of assets, businesses or equity securities of another Person, including by way of an equity or similar investment in such Person, (b) that results, directly or indirectly, in the stockholders of a Person as of immediately prior to such transaction holding, in the aggregate, less than fifty percent (50%) of the voting shares of such Person (or any successor or parent company of such Person) immediately after the consummation thereof (in the case of each of clause (a) and (b), whether by merger, consolidation, tender offer, recapitalization, purchase or issuance of equity securities, tender offer or otherwise).

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Closing Filing” has the meaning set forth in Section 5.4(b).

“Closing Press Release” has the meaning set forth in Section 5.4(b).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the introductory paragraph to this Agreement.

“Company Acquisition Proposal” means (a) any transaction or series of related transactions under which any Person(s), directly or indirectly, (i) acquires or otherwise purchases the Company or any of its controlled Affiliates or (ii) all or a material portion of assets or businesses of the Company or any of its controlled Affiliates (in the case of each of clause (i) and (ii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise), or (b) any equity or similar investment in the Company or any of its controlled Affiliates (other than the issuance of the applicable class of shares of capital stock of the Company upon the exercise or conversion of any Company Options or Company Warrants outstanding on the date of this Agreement in accordance with the terms of the Company Equity Plan and the underlying grant, award or similar agreement). Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents, the transactions contemplated hereby or thereby shall constitute a Company Acquisition Proposal.

6

“Company Board” has the meaning set forth in the recitals to this Agreement.

“Company Common Warrants” means the warrants of the Company issued pursuant to the Warrant Purchase Agreement, dated as of October 21, 2020.

“Company D&O Persons” has the meaning set forth in Section 5.16(a).

“Company Disclosure Schedules” means the disclosure schedules to this Agreement delivered to Capstar by the Company on the date of this Agreement.

“Company Equity Award” means, as of any determination time, each outstanding Company Option and each other outstanding equity or equity-based award to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company.

“Company Equity Plan” means the Gelesis, Inc. 2016 Stock Option and Grant Plan, and the Gelesis 2006 Stock Incentive Plan.

“Company Expenses” means, as of any determination time, the aggregate amount of fees, expense, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, any Group Company in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any Group Company, (b) any Change of Control Payments and (c) any other fees, expenses, commissions or other amounts that are expressly allocated to any Group Company pursuant to this Agreement or any Ancillary Document, including fifty percent (50%) of all such fees, costs, expenses, commissions or other amounts incurred in connection with any filing with any Governmental Entity required hereunder, including the HSR Act filing fee and all Capstar SEC Reports. Notwithstanding the foregoing or anything to the contrary herein, Company Expenses shall not include any Capstar Expenses.

“Company Fully-Diluted Shares” means the total number of shares of Company Shares outstanding immediately prior to the Effective Time, expressed on a fully-diluted and as-converted to Company Share basis, and including, without limitation or duplication, (a) the number of Company Shares issuable upon conversion of all shares of Company Preferred Stock outstanding as of immediately prior to the Effective Time, and (b) the number of Company shares issuable upon exercise of all Vested Company Options and Company Warrants.

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1(a) and Section 3.1(b) (Organization and Qualification), Section 3.2(a), and Section 3.2(c) (Capitalization of the Group Companies), Section 3.3 (Authority), Section 3.8(a) (No Company Material Adverse Effect) and Section 3.17 (Brokers).

“Company IT Systems” means all computer systems, Software, hardware, communication systems, servers, network equipment and related documentation, interfaces, data and databases, and all other information technology or telecommunications systems that are used to process, store, maintain or operate data, information, and functions used in connection with the business of a Group Company that are, in each case, owned or purported to be owned, licensed or leased by a Group Company.

7

“Company Licensed Intellectual Property” means Intellectual Property Rights owned or licensed by any Person (other than a Group Company) that is licensed or sublicensed, as applicable, to any Group Company.

“Company Licensed Patent” has the meaning set forth in Section 3.13(a).

“Company Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of the Group Companies, taken as a whole, or (b) the ability of the Company to consummate the transactions contemplated by this Agreement in accordance with its terms; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable Laws after the date hereof, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which any Group Company operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of any Group Company with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 3.5(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 6.2(a) to the extent it relates to such representations and warranties), (vii) any failure by any Group Company to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence described in or resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has had or would reasonably be expected to have a materially disproportionate adverse effect on the Group Companies, taken as a whole, relative to other participants operating in the industries or markets in which the Group Companies operate.

“Company Non-Party Affiliates” means, collectively, each Company Related Party and each former, current or future Affiliates, Representatives, successors or permitted assigns of any Company Related Party (other than, for the avoidance of doubt, the Company).

“Company Option” means, as of any determination time, each option to purchase Company Shares that is outstanding and unexercised.

“Company-Owned Intellectual Property” means all Intellectual Property Rights that are owned or purported to be owned by the Group Companies.

“Company Preferred Stock” means, collectively, the Company Series A-1 Preferred Stock, the Company Series A-2 Preferred Stock, the Company Series A-3 Preferred Stock, the Company Series A-4 Preferred Stock, the Company Series A-5 Preferred Stock, the Company Series Growth Preferred Stock, the Company Series 2 Growth Preferred Stock and the Company Series 3 Growth Preferred Stock.

“Company Preferred Stockholder Approval” has the meaning set forth in the recitals to this Agreement.

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“Company Product” means each product or product candidate that is being researched, tested, developed, manufactured, marketed, sold or distributed by or on behalf of the Group Companies.

“Company Registered Intellectual Property” means all Registered Intellectual Property owned or purported to be owned by, or filed in the name of any Group Company.

“Company Related Party” has the meaning set forth in Section 3.19.

“Company Related Party Transactions” has the meaning set forth in Section 3.19.

“Company Series A-4 Warrants” means the warrants of the Company issued pursuant to the Series A-4 Stock and LLC Common Share Purchase Agreement, dated as of August 16, 2013.

“Company Series A-1 Preferred Stock” means the shares of the Company’s Series A-1 Preferred Stock, par value $0.0001 per share.

“Company Series A-2 Preferred Stock” means the shares of the Company’s Series A-2 Preferred Stock, par value $0.0001 per share.

“Company Series A-3 Preferred Stock” means the shares of the Company’s Series A-3 Preferred Stock, par value $0.0001 per share.

“Company Series A-4 Preferred Stock” means the shares of the Company’s Series A-4 Preferred Stock, par value $0.0001 per share.

“Company Series A-5 Preferred Stock” means the shares of the Company’s Series A-5 Preferred Stock, par value $0.0001 per share.

“Company Series Growth Preferred Stock” means the shares of the Company’s Series Growth Preferred Stock, par value $0.0001 per share.

“Company Series 2 Growth Preferred Stock” means the shares of the Company’s Series 2 Growth Preferred Stock, par value $0.0001 per share.

“Company Series 3 Growth Preferred Stock” means the shares of the Company’s Series 3 Growth Preferred Stock, par value $0.0001 per share.

“Company Shares” means shares of common stock, par value $0.0001 per share, of the Company.

“Company Stockholder Written Consent” has the meaning set forth in Section 5.14(b).

“Company Stockholder Written Consent Deadline” has the meaning set forth in Section 5.14(b).

“Company Stockholders” means, collectively, the holders of Company Shares as of any determination time prior to the Effective Time.

“Company Stockholders Agreement” means the Gelesis, Inc. Ninth Amended and Restated Stockholders Agreement, dated as of December 5, 2019, by and among the Company and the Company Stockholders party thereto, as amended by the Gelesis, Inc. First Amendment to the Ninth Amended and Restated Stockholders Agreement, effective as of December 18, 2020.

“Company Warrants” means, collectively, the Company Common Warrants and the Company Series A-4 Warrants.

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“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of February 28, 2021, by and between the Company and Capstar.

“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, order, consent or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.

“Continental” means Continental Stock Transfer & Trust Company.

“Contingent Worker” means any independent contractor, consultant, contractor, subcontractor, temporary employee, leased employee or other agent used by any Group Company and classified by such Group Company as other than an employee, or compensated other than through wages paid by such Group Company through the Group Company’s payroll function.

“Contract” or “Contracts” means any written agreement, contract, license, sublicense, lease, obligation, undertaking or other commitment or arrangement.

“Copyrights” has the meaning set forth in the definition of Intellectual Property Rights.

“COVID-19” means SARS-CoV-2 or COVID-19, and any variants thereof or related or associated epidemics, pandemic or disease outbreaks.

“Creator” has the meaning set forth in Section 3.13(c).

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“Earn Out Period” has the meaning set forth in Section 2.6(a).

“Earn Out Shares” has the meaning set forth in Section 2.1(b)(i).

“Effective Time” has the meaning set forth in Section 2.1(a)(ii).

“Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA), and each equity or equity-based, bonus, incentive, retention, severance pay, deferred compensation, employment, compensation, change in control, supplemental income arrangement, or vacation plan, program, arrangement or agreement, in each case that any Group Company maintains, sponsors or contributes to or has any obligation to contribute to, or with respect to which any Group Company has or may reasonably be expected to have any present or future Liability (including as an ERISA Affiliate).

“Environmental Laws” means all Laws and Orders concerning pollution, Hazardous Substances, restoration or protection of the environment or natural resources, public health, and workplace health or safety.

“Equity Incentive Plan Proposal” has the meaning set forth in Section 5.9.

“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“Equity Value” means $900,000,000.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity, trade or business that is, or at any applicable time was, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes any Group Company.

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“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning set forth in Section 2.4(a).

“Exchange Fund” has the meaning set forth in Section 2.4(c).

“Exchange Ratio” means (x) the quotient obtained by dividing (i) the Equity Value by (ii) the aggregate number of Company Fully-Diluted Shares, divided by (y) the Capstar Share Value.

“FDA” means the U.S. Food and Drug Administration, or any successor agency thereto.

“Federal Securities Laws” means the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.

“Financial Statements” has the meaning set forth in Section 3.4(a).

“Foreign Benefit Plan” means each Employee Benefit Plan for the benefit of employees employed and outside of the United States of America (other than any plans, funds or similar programs that are maintained by a Governmental Entity) and which plan is not subject to ERISA or the Code.

“Fraud” means an act or omission by a Party, and requires: (a) a false or incorrect representation or warranty expressly set forth in this Agreement, (b) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement is false or incorrect, (c) an intention to deceive another Party, to induce him, her or it to enter into this Agreement, (d) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, causing such Party to enter into this Agreement, and (e) another Party to suffer damage by reason of such reliance. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence or recklessness.

“GAAP” means United States generally accepted accounting principles.

“Governing Document Proposals” has the meaning set forth in Section 5.9.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and by-laws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation.

“Governmental Entity” means any United States or non-United States (a) federal, state, regional, provincial, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitral tribunal (public or private); provided, however, that (for the avoidance of doubt) institutional review boards shall not be “Governmental Entities” hereunder.

“Group Company” and “Group Companies” means, collectively, the Company and its Subsidiaries.

“Hazardous Substance” means any hazardous, toxic, explosive or radioactive material, substance, waste or other pollutant that is regulated by, or may give rise to Liability pursuant to, any Environmental Law, including any petroleum products or byproducts, asbestos, lead, urea formaldehyde, toxic mold, polychlorinated biphenyls, per- and poly-fluoroakyl substances, or radon.

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“Healthcare Laws” means all applicable Laws relating to patient care or human health and safety or to the provision of health care products and services, including, as amended from time to time, any such Law pertaining to the research (including preclinical, nonclinical, and clinical research or studies), development, testing, production, manufacture, transfer, storing, distribution, clearance, authorization, approval, packaging, labeling, marketing, pricing, third-party reimbursement or sale of medical devices, including (i) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. §§ 301, et seq.) (“FDCA”); and (ii) all applicable Laws relating to any federal health care program (as such term is defined in 42 U.S.C. § 1320a-7b(f)), including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Stark Anti-Self-Referral Law (42 U.S.C. § 1395nn), the civil False Claims Act (31 U.S.C. § 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the Criminal False Claims Act (18 U.S.C. §287); the False Statements Relating to Health Care Matters Act (18 U.S.C. §1035); the Health Care Fraud Act (18 U.S.C. §1347); the Program Fraud Civil Remedies Act( 31 U.S.C. §§ 3801-3812); the Anti-Kickback Act of 1986 (41 U.S.C. §§ 51-58); Sections 1320a-7, 1320a-7a, and 1320a-7b of Title 42 of the United States Code and any comparable self-referral or fraud and abuse laws promulgated by any Governmental Entity; Medicare (Title XVIII of the Social Security Act) and Medicaid (Title XIX of the Social Security Act), the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010; TRICARE (10 U.S.C. Section 1071 et seq.); the Sunshine/Open Payments Law (42 U.S.C. § 1320a-7h) and similar state or foreign Laws related the reporting of manufacturer payments or transfers of value to health care professionals; (iii) any applicable state or federal Law the purpose of which is to protect the privacy of individually-identifiable patient information; and (iv) the Prescription Drug Marketing Act of 1987 and other federal, state and local licensure, permit, registration, regulatory requirements applicable to the manufacture, marketing, sale and distribution of medical devices, including the U.S. Federal Trade Commission Act provisions relating to trade practices, advertising and promotion, in each case including the associated rules and regulations promulgated thereunder and all of their foreign equivalents.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Indebtedness” means, as of any time, without duplication, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, fees and expenses arising under or in respect of (a) indebtedness for borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt security, (c) obligations for the deferred purchase price of property or assets, including “earn-outs” and “seller notes” (but excluding any trade payables arising in the ordinary course of business), (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn, (e) leases required to be capitalized under GAAP, but excluding for the avoidance of doubt the effects of Accounting Standards Update No. 2016-02, Leases (Topic 842), (f) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, and (g) any of the obligations of any other Person of the type referred to in clauses (a) through (f) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person.

“Intellectual Property Rights” means all intellectual property rights and related priority rights protected, created or arising under the Laws of the United States or any other jurisdiction or treaty regime, or under any international convention, and whether registered or not registered, including all (a) patents, inventions, industrial designs, continuations, divisionals, continuations-in-part and provisional applications and statutory invention registrations, and patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates, extensions of any of the foregoing (collectively, “Patents”); (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, icons, Internet domain names, corporate names, social medial handles and account identifiers, and other source or business identifiers, and together with the goodwill associated with any of the foregoing (collectively, “Marks”); (c) copyrights, copyrightable works, works of authorship, data and databases, mask work rights, and moral rights (collectively, “Copyrights”); (d) trade secrets, know-how, methods, techniques, processes, and confidential and proprietary information, including business, financial, customer and technical information, inventions and formulae, whether patentable or not; (e) Software or other technology; and (f) all applications, registrations, extensions and renewals of any of the foregoing.

“Intended Tax Treatment” has the meaning set forth in the recitals to this Agreement.

“Investment Company Act” means the Investment Company Act of 1940.

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“IPO” has the meaning set forth in Section 8.18.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“KLIM Financing” has the meaning set forth in Section 5.1(a) of the Company Disclosure Schedules.

“Kramer” has the meaning set forth in Section 8.19.

“Kramer Privileged Communications” has the meaning set forth in Section 8.19.

“Latest Balance Sheet” has the meaning set forth in Section 3.4(a).

“Law” means any federal, state, provincial, local, foreign, national or supranational statute, law (including common law), act, statute, ordinance, treaty, rule, code, regulation or other binding directive issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter.

“Leased Real Property” has the meaning set forth in Section 3.18(b).

“Letter of Transmittal” means the letter of transmittal, substantially in the form attached as Exhibit E hereto and with such modifications, amendments or supplements as may be requested by the Exchange Agent and mutually agreed to by each of Capstar and the Company (in either case, such agreement not to be unreasonably withheld, conditioned or delayed).

“Liability” or “liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or Order and those arising under any Contract, agreement, arrangement, commitment or undertaking.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, charge or other similar interest (including, in the case of any Equity Securities, any voting, transfer or similar restrictions).

“Marks” has the meaning set forth in the definition of Intellectual Property Rights.

“Material Contracts” has the meaning set forth in Section 3.7(a).

“Material Customers” means the top three (3) customers of the Company, taken as a whole, based on revenue received by the Company from each such customer for the trailing 12 months ended March 31, 2021.

“Material Permits” has the meaning set forth in Section 3.6.

“Material Suppliers” means the top ten (10) suppliers (determined by the amount purchased) of the Company, taken as a whole, for the trailing twelve (12) months ended March 31, 2021.

“Merger” has the meaning set forth in the recitals to this Agreement.

“Merger Sub” has the meaning set forth in the introductory paragraph to this Agreement.

“Minimum Cash” means $105,000,000.

“Multiemployer Plan” has the meaning set forth in Section (3)37 of ERISA.

“Newco” has the meaning set forth in Section 5.6(a)(i).

“NYSE” means the New York Stock Exchange.

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“NYSE Proposal” has the meaning set forth in Section 5.9.

“Non-Party Affiliate” has the meaning set forth in Section 8.13.

“Off-the-Shelf Software” means any Software that is made generally and widely available to the public on a commercial basis and is licensed to any of the Group Companies on a non-exclusive basis under standard terms and conditions for a one-time license fee of less than $100,000 per license or an ongoing licensee fee of less than $50,000 per year.

“Officers” has the meaning set forth in Section 5.17(a).

“Open Source Software” shall mean any Software distributed under an “open source” or “public library” license, including any “general public license” (including AGPL), or other such license generally understood to be a “copyleft” or “restrictive” open source license.

“Order” means any outstanding writ, order, judgment, injunction, binding decision or determination, award, ruling, subpoena, verdict or decree entered, issued or rendered by any Governmental Entity.

“Other Capstar Stockholder Approval” means the approval of each Other Transaction Proposal by the affirmative vote of the holders of the requisite number of Capstar Shares entitled to vote thereon, whether in person or by proxy at the Capstar Stockholders Meeting (or any adjournment thereof), in accordance with the Governing Documents of Capstar and applicable Law.

“Other Class B Stockholders” means, collectively, Kathryn Cavanaugh, John Ghiselli and James  Whittenburg.

“Other Transaction Proposal” means each Transaction Proposal, other than the Required Transaction Proposals.

“Owned Real Property” means that real property that is owned by a Group Company and used or held for use in the operation of the Company’s Business, together with all of such Group Company’s right, title and interest in and to the following, as it relates to such real property: (i) all buildings, structures and improvements located on such real property, (ii) all fixtures, improvements, or apparatus affixed to such real property, (iii) all rights of way, easements, if any, in or upon such real property and all other rights and appurtenances belonging or in any way pertaining to such real property, (iv) any land lying in the bed of any public road, highway or other access way, open or proposed, adjoining such real property and (v) any leases affecting such real property owned by such Group Company.

“Pandemic Measures” means any “shelter-in-place,” “stay at home,” workforce reduction, furlough, employee time off, employee leave, social distancing, shut down, closure, sequester, business or workplace reopening, or other conditions, restrictions or requirements pursuant to any Law, order, or directive of or by any Governmental Entity, the Centers for Disease Control and Prevention, the Occupational Safety and Health Administration or the Equal Employment Opportunity Commission, in connection with or in respect to COVID-19.

“Parties” has the meaning set forth in the introductory paragraph to this Agreement.

“Patents” has the meaning set forth in the definition of Intellectual Property Rights.

“PCAOB” means the Public Company Accounting Oversight Board.

“Permits” means any approvals, authorizations, clearances, licenses, registrations, permits or certificates of a Governmental Entity.

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“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet delinquent or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (b) Liens for Taxes, assessments or other governmental charges not yet due and payable as of the Closing Date or which are being contested in good faith by appropriate proceedings and for which, in either case, sufficient reserves have been established in accordance with GAAP, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such real property or the operation of the businesses of the Group Company and do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (e) cash deposits or cash pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, in each case in the ordinary course of business and which are not yet due and payable, (f) grants by any Group Company of nonexclusive rights in Intellectual Property Rights in the ordinary course of business consistent with past practice, (g) other Liens that do not materially and adversely affect the value, use or operation of the asset subject thereto and (h) Liens disclosed on Section 3.18(a)(ii) of the Company Disclosure Schedules.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity.

“Personal Data” means any data or information relating to an identified natural person that is regulated by the Privacy Laws.

“PIMCO” means, collectively, Pacific Investment Management Company LLC and its Affiliates.

“PIMCO Private Funds” means GCCU VI LLC, a Delaware limited liability company and TOCU XXIX LLC, a Delaware limited liability company, which are members of the Sponsor.

“PIPE Financing” has the meaning set forth in the recitals to this Agreement.

“PIPE Investment Amount” has the meaning set forth in Section 4.19(a).

“PIPE Investors” has the meaning set forth in the recitals to this Agreement.

“PPP Loan” means that certain SBA Paycheck Protection Program Loan, dated as of April 22, in the original principal amount of $297,338, made by Silicon Valley Bank, as lender, to the Company, as borrower, and all other agreements and documents entered into in connection therewith or related thereto.

“PPP Program” means the U.S. Small Business Administration’s Paycheck Protection Program contemplated by Section 1102 of the CARES Act and all rules, regulations and guidelines adopted by the SBA and the Department of Treasury or otherwise in connection with the implementation and administration thereof.

“Pre-Closing Capstar Holders” means the holders of Capstar Shares at any time prior to the Effective Time.

“Privacy and Data Security Policies” has the meaning set forth in Section 3.20(a).

“Privacy Laws” means Laws relating to the Processing or protection of Personal Data that apply to the Group Companies.

“Privacy Requirements” has the meaning set forth in Section 3.20(a).

“Proceeding” means any lawsuit, litigation, action, audit, investigation, examination, claim, complaint, charge, proceeding, suit, arbitration, investigation, or mediation (in each case, whether civil, criminal or administrative and whether public or private) pending by or before or otherwise involving any Governmental Entity.

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“Process” (or “Processing” or “Processes”) means the collection, use, receipt, storage, processing, compilation, recording, distribution, transfer, import, export, protection (including security measures), sharing, retention, disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).

“Prospectus” has the meaning set forth in Section 8.18.

“Public Stockholders” has the meaning set forth in Section 8.18.

“Public Software” means any Software that contains, includes, incorporates, or has instantiated therein, or is derived in any manner (in whole or in part) from, any Software that is distributed as free software, Open Source Software or pursuant to similar free licensing, access or distribution models, including under any terms or conditions that impose any requirement that any Software using, linked with, incorporating, distributed with or derived from such Public Software (a) be made available or distributed in source code form; (b) be licensed for purposes of making derivative works; or (c) be redistributable at no, or a nominal, charge.

“Real Property Leases” means all leases, sub-leases, licenses or other agreements, in each case, pursuant to which any Group Company leases or sub-leases any real property.

“Registered Intellectual Property” means all (i) issued and pending applications for Patents, (ii) registered and pending applications for Marks, (iii) registered and pending applications for Copyrights, (iv) social media handles and account identifiers registered with social media platforms and (v) registered and pending applications for Internet domain names.

“Registration and Stockholder Rights Agreement” has the meaning set forth in the recitals to this Agreement.

“Registration Statement / Proxy Statement” means a registration statement on Form S-4 relating to the transactions contemplated by this Agreement and the Ancillary Documents and containing a prospectus and proxy statement of Capstar.

“Regulatory Permits” means all Permits granted by FDA or any comparable Governmental Entity to any Group Company or exemptions therefrom, including investigational device exemptions, de novo authorizations, premarket notification (510(k)) clearances, manufacturing approvals and authorizations, EC certificates, EC declarations of conformity, clinical trial authorizations and ethical reviews or their national or foreign equivalents.

“Representatives” means with respect to any Person, such Person’s Affiliates and its and such Affiliates’ respective directors, managers, officers, employees, accountants, consultants, advisors, attorneys, agents and other representatives.

“Required Capstar Stockholder Approval” means the approval of each Required Transaction Proposal by the affirmative vote of the holders of the requisite number of Capstar Shares entitled to vote thereon, whether in person or by proxy at the Capstar Stockholders Meeting (or any adjournment thereof), in accordance with the Governing Documents of Capstar and applicable Law.

“Required Transaction Proposals” means, collectively, the Business Combination Proposal, the NYSE Proposal and the Equity Incentive Plan Proposal.

“Reserve Earn Out Shares” has the meaning set forth in Section 2.6(f).

“Restricted Shares” means restricted Company Shares that have not yet vested or are subject to risk of forfeiture, granted under a Company Equity Plan or to any current or former director, employee, officer or service provider.

“Rollover Option” has the meaning set forth in Section 2.1(c)(i).

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“Rollover Unvested Option Amount” means the number of Capstar Shares to which the holders of Unvested Company Options would be entitled hereunder at the Effective Time in respect of such Unvested Company Options if such Unvested Company Options (i) vested by their current terms and (ii) were exercised in full (and not on a net-exercise basis) in exchange for Company Shares immediately prior to the Closing, which for avoidance of doubt shall be equal to the product of (x) the aggregate number of Company Shares into which all then outstanding Unvested Company Options would be exercisable immediately prior to Closing if such Unvested Company Options had vested by their terms at such time and (y) the Exchange Ratio.

“Rollover Vested Option Amount” means the number of Capstar Shares to which the holders of Vested Company Options would be entitled hereunder at the Effective Time in respect of such Vested Company Options if such Vested Company Options were exercised in full (and not on a net-exercise basis) in exchange for Company Shares immediately prior to the Closing, which for avoidance of doubt shall be equal to the product of (x) the aggregate number of Company Shares into which all then outstanding Vested Company Options are exercisable immediately prior to Closing and (y) the Exchange Ratio.

“Rollover Warrant” has the meaning set forth in Section 2.1(d).

“Rollover Warrant Amount” means the number of Capstar Shares to which each holder of a Company Warrant would be entitled hereunder at the Effective Time in respect of such Company Warrant if such Company Warrant were exercised in full (and not on a net-exercise basis) in exchange for Company Shares immediately prior to the Closing, which for avoidance of doubt shall be equal to the product of (x) the aggregate number of Company Shares into which all then outstanding Company Warrants are exercisable immediately prior to Closing and (y) the Exchange Ratio.

“Sanctions and Export Control Laws” means any applicable Law related to (a) import and export controls, including the U.S. Export Administration Regulations, (b) economic sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State, the United Nations, and Her Majesty’s Treasury of the United Kingdom or (c) anti-boycott measures.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedules” means, collectively, the Company Disclosure Schedules and the Capstar Disclosure Schedules.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933.

“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws.

“Signing Filing” has the meaning set forth in Section 5.4(b).

“Signing Press Release” has the meaning set forth in Section 5.4(b).

“Software” shall mean any and all (a) computer programs, applications, and code, including system software, mobile apps, software provided for access or use in a “hosted” or “SaaS” basis, scripts, routines, screens, user interfaces, report formats and software implementations of algorithms, models and methodologies, whether in source code, object code or other form; (b) data, databases and data compilations, including libraries and collections of data, whether machine readable or otherwise; (c) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; (d) the technology supporting, and the contents and audiovisual displays of, any website(s); and (e) all documentation, including user manuals and other training documentation, related to any of the foregoing.

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“Sponsor” has the meaning set forth in the recitals to this Agreement.

“Sponsor Approval” has the meaning set forth in the recitals to this Agreement.

“Sponsor Letter Agreement” has the meaning set forth in the recitals to this Agreement.

“Stockholders” has the meaning set forth in the recitals to this Agreement.

“Subscription Agreement” has the meaning set forth in the recitals to this Agreement.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Supporting Company Stockholders” has the meaning set forth in the recitals to this Agreement.

“Surviving Company” has the meaning set forth in Section 2.1(a)(i).

“Tax” means any United States federal, state or local, or any non-United States, income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, unemployment, payroll, wage, employment, severance, occupation, registration, environmental, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, unclaimed property, escheat, turnover, windfall profits or other taxes of any kind whatever, whether computed on a separate or combined, unitary or consolidated basis or in any other manner, together with any interest, deficiencies, penalties, additions to tax, or additional amounts imposed by any Governmental Entity with respect thereto, whether disputed or not, and including any secondary Liability for any of the aforementioned.

“Tax Authority” means any Governmental Entity responsible for the collection or administration of Taxes or Tax Returns.

“Tax Returns” means returns, information returns, statements, declarations, claims for refund, schedules, attachments and reports relating to Taxes required to be filed with any Governmental Entity.

“Termination Date” has the meaning set forth in Section 7.1(d).

“Trading Day” means any day on which Capstar Shares are actually traded on the principal securities exchange or securities market on which Capstar Shares are then traded.

“Transaction Litigation” has the meaning set forth in Section 5.2(d).

“Transaction Proposals” has the meaning set forth in Section 5.9.

“Transaction Share Consideration” means an aggregate number of Capstar Shares equal to (a)(1) the Equity Value, divided by (2) the Capstar Share Value, minus (b) the Rollover Vested Option Amount, minus the Rollover Warrant Amount.

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“Transaction Support Agreement Deadline” has the meaning set forth in Section 5.14(a).

“Transaction Support Agreements” has the meaning set forth in the recitals to this Agreement.

“Trust Account” has the meaning set forth in Section 8.18.

“Trust Account Released Claims” has the meaning set forth in Section 8.18.

“Trust Agreement” has the meaning set forth in Section 4.8.

“Trustee” has the meaning set forth in Section 4.8.

“Unaudited Financial Statements” has the meaning set forth in Section 3.4(a).

“Union” has the meaning set forth in Section 3.14(g).

“Unpaid Capstar Expenses” means the Capstar Expenses that are unpaid as of immediately prior to the Closing.

“Unpaid Company Expenses” means the Company Expenses that are unpaid as of immediately prior to the Closing.

“Unvested Company Option” means each Company Option outstanding and unexercised as of immediately prior to the Effective Time that is not a Vested Company Option.

“Vested Company Option” means each Company Option outstanding and unexercised as of immediately prior to the Effective Time that is vested as of immediately prior to the Effective Time.

“Vested Rollover Options” means Rollover Options issued in respect of Vested Company Options pursuant to the terms of this Agreement.

“WARN” means the Worker Adjustment Retraining and Notification Act of 1988, as well as analogous applicable foreign, provincial, state or local Laws related to plant closings, relocations, mass layoffs and employment losses.

“Warrant Agreement” means that certain Warrant Agreement, dated July 1, 2020, between Capstar and Continental Stock Transfer & Trust Company, as warrant agent.

“Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement.

Article 2
MERGER

Section 2.1      Closing Transactions. On the terms and subject to the conditions set forth in this Agreement, the following transactions shall occur in the order set forth in this Section 2.1:

(a)            The Merger.

(i)            On the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, on the Closing Date, Merger Sub and the Company shall consummate the Merger at the Effective Time. Following the Effective Time, the separate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Company”).

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(ii)            At the Closing, the parties hereto shall cause a certificate of merger, in a form reasonably satisfactory to the Company and Capstar (the “Certificate of Merger”), to be executed and filed with the Secretary of State of the State of Delaware. The Merger shall become effective on the date and time at which the Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware or at such later date and/or time as is agreed by Capstar and the Company and specified in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).

(iii)            The Merger shall have the effects set forth in Section 259 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Company, in each case, in accordance with the DGCL.

(iv)            At the Effective Time, subject to Section 5.16, (A) each Capstar Class A Share and each Capstar Class B Share that is issued and outstanding immediately prior to the Merger shall become one share of common stock, par value $0.0001 per share, of Capstar, and (B) the Governing Documents (including the certificate of incorporation) of the Surviving Company shall be amended so that the Governing Documents of Merger Sub shall be the Governing Documents of the Surviving Company, in each case, until thereafter changed or amended as provided therein or by applicable Law.

(v)            At the Effective Time, the directors and officers of the Company immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Company, each to hold office in accordance with the Governing Documents of the Surviving Company until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

(vi)            At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically cancelled and extinguished and converted into one share of common stock, par value $0.0001, of the Surviving Company.

(vii)            At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each Company Share (other than the Company Shares cancelled and extinguished pursuant to Section 2.1(a)(viii)) issued and outstanding as of immediately prior to the Effective Time shall be automatically canceled and extinguished and converted into the right to receive a number of Capstar Shares set forth on the Allocation Schedule; provided, however, that any Company Shares that are Restricted Shares shall be converted into restricted Capstar Shares, subject to the same vesting, transfer and other restrictions as the applicable Restricted Shares. A Company Stockholder may obtain the Transaction Share Consideration into which his, her or its Company Shares have been converted by following the requirements contemplated by Section 2.4. From and after the Effective Time, each Company Stockholder’s certificates (the “Certificates”), evidencing ownership of the Company Shares and the Company Shares held in book-entry form issued and outstanding immediately prior to the Effective Time shall each cease to have any rights with respect to such Company Shares except as otherwise expressly provided for herein or under applicable Law.

(viii)            At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each Company Share held immediately prior to the Effective Time by the Company as treasury stock shall be automatically canceled and extinguished, and no consideration shall be paid with respect thereto.

(ix)            In connection with the Merger, the Governing Documents of Capstar shall become the certificate of incorporation, substantially in the form attached hereto as Exhibit F (the “Capstar Certificate of Incorporation”), and the bylaws, substantially in the form attached hereto as Exhibit G (the “Capstar Bylaws”) and (iii) Capstar’s name shall be changed to “Gelesis Holdings, Inc.”

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(b)            Earn Out Shares.

(i)            At the Effective Time, and subject to the terms of this Agreement, Capstar shall issue 15,000,000 restricted Capstar Shares (the “Earn Out Shares”) to Company Stockholders, holders of Company Options (whether Vested Company Options or Unvested Company Options) and holders of Company Warrants pro rata with the portion of the Aggregate Transaction Share Consideration plus the Rollover Unvested Option Amount allocated to each Company Stockholder, holder of Company Options and holder of Company Warrants pursuant to Section 2.3.

(ii)            The Earn Out Shares shall be subject to the vesting and forfeiture conditions provided for in Section 2.6.

(c)            Company Options.

(i)            At the Effective Time, by virtue of the Merger and without any action of any Party or any other Person, the Company Equity Plans and each Vested Company Option and Unvested Company Option shall be assumed by Capstar, except that following the Effective Time each Vested Company Option and Unvested Company Option shall cease to represent the right to purchase Company Shares and shall thereafter be exercisable for Capstar Shares (each, a “Rollover Option”) in an amount, at an exercise price and subject to such terms and conditions, in each case, as set forth on the Allocation Schedule. Each Rollover Option shall be subject to the same terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the corresponding Company Option immediately prior to the Effective Time, except for (i) terms (A) rendered inoperative by reason of the transactions contemplated by this Agreement (including any anti-dilution or other similar provisions that adjust the number of underlying shares that could become exercisable subject to the options or the exercise price therefor) or (B) to the extent they conflict with the Adopted Incentive Equity Plans and (ii) such other immaterial administrative or ministerial changes as the Capstar Board (or the compensation committee of the Capstar Board) may determine in good faith are appropriate to effectuate the administration of the Rollover Options; it being understood that the Capstar Board shall have no authority pursuant to the foregoing clause (ii) to adopt or make any such changes, and the Company Board shall have no obligation to adopt such changes pursuant to Section 2.1(c)(ii), to the extent that such changes are materially adverse to the holders thereof vis-à-vis the rights of such holders with respect to the Vested Company Options and the Unvested Company Options, in each case without consent of such holders.

(ii)            The treatment of the Company Options specified in this Section 2.1(c) will be subject to such modifications, if any, as are required to cause the conversion to be made in a manner consistent with the requirements of Treasury Regulation Section 1.409A-1(b)(5)(v)(D) and, as applicable, Section 424 of the Code. Prior to the Effective Time, the Company Board (or appropriate committee thereof) shall pass resolutions and take such other actions as are necessary to provide for the treatment of the Company Options as contemplated by this Section 2.1.

(d)            Company Warrants. At the Effective Time, by virtue of the Merger and without any action of any Party or any other Person, each Company Warrant shall cease to represent the right to purchase Company Shares and shall be canceled in exchange for a warrant to purchase Capstar Shares (each, a “Rollover Warrant”) in an amount, at an exercise price and subject to such terms and conditions, in each case, as set forth on the Allocation Schedule. Each Rollover Warrant shall be subject to the same terms and conditions that applied to the corresponding Company Warrant immediately prior to the Effective Time, except for (i) terms rendered inoperative by reason of the transactions contemplated by this Agreement (including any anti-dilution or other similar provisions that adjust the number of underlying shares that could become exercisable subject to the warrants or the exercise price therefor) and (ii) such other immaterial administrative or ministerial changes as the Capstar Board (or the compensation committee of the Capstar Board) may determine in good faith are appropriate to effectuate the administration of the Rollover Warrants.

(e)            Company Equity Plans. Prior to the Closing, the Company shall take, or cause to be taken, all necessary or appropriate actions under the Company Equity Plans (and the underlying grant, award or similar agreements) or otherwise to give effect to the provisions of this Section 2.1.

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Section 2.2      Closing of the Transactions Contemplated by this Agreement. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place electronically by exchange of the closing deliverables by the means provided in Section 8.11 as promptly as reasonably practicable, but in no event later than the third (3rd) Business Day, following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) (the “Closing Date”) or at such other place, date and/or time as Capstar and the Company may mutually agree in writing.

Section 2.3      Allocation Schedule. No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to Capstar an allocation schedule (the “Allocation Schedule”) setting forth:

(a)            the number of Company Shares, including Restricted Shares, held by each Company Stockholder, the number of Company Shares subject to each Company Option held by each holder thereof, as well as whether each such Company Option will be a Vested Company Option or an Unvested Company Option as of immediately prior to the Effective Time, the number of Company Warrants held by each holder thereof and, in the case of the Company Options and Company Warrants, the exercise price thereof, and the number of Company Shares held by each Company Stockholder upon conversion of Company Preferred Stock into Company Shares immediately prior to the Closing;

(b)            the number of Capstar Shares that will be subject to each Rollover Option and Rollover Warrant, the exercise price thereof at the Effective Time, as well as the exchange ratio on which such calculations are based (which shall, for the avoidance of doubt, be the same exchange ratio for each calculation pursuant to this clause (b));

(c)            the portion of the Transaction Share Consideration allocated to each Company Stockholder;

(d)            the number of Earn Out Shares allocated to each Company Stockholder, each holder of Company Options and each holder of Company Warrants; and

(e)            a certification, duly executed by an authorized officer of the Company, that (i) the information delivered pursuant to clauses (a), (b), (c) and (d) is, and will be as of immediately prior to the Effective Time, true and correct in all respects and in accordance with the last sentence of this Section 2.3 and (ii) the Company has performed, or otherwise complied with, as applicable, its covenants and agreements set forth in Section 2.1(e).

The Company will review any comments to the Allocation Schedule provided by Capstar or any of its Representatives and consider in good faith all reasonable comments on the final Allocation Schedule. Notwithstanding the foregoing or anything to the contrary herein, (A) the aggregate number of Capstar Shares that each Company Stockholder will have a right to receive pursuant to Section 2.1(a)(vii) will be rounded down to the nearest whole share, (B) in no event shall the aggregate number of Capstar Shares set forth on the Allocation Schedule that are allocated in respect of Company Shares exceed or be less than the Transaction Share Consideration, (C) in no event shall the aggregate number of Capstar Shares set forth on the Allocation Schedule that are allocated in respect of Vested Company Options exceed or be less than the Rollover Vested Option Amount, (D) in no event shall the aggregate number of Capstar Shares set forth on the Allocation Schedule that are allocated in respect of Company Warrants exceed or be less than the Rollover Warrant Amount, (D) in no event shall the Allocation Schedule (or the calculations or determinations therein) breach, as applicable, any applicable Law, the Governing Documents of the Company, the Company Stockholders Agreement, the Company Equity Plan or any other Contract to which the Company is a party or bound (taking into account, for the avoidance of doubt, any actions taken by the Company pursuant to Section 2.1(e)), or fail to take into account the exercise price and other terms of the Company Options and Company Warrants, and (F) in no event shall the number of Capstar Shares that will be subject to the Rollover Options corresponding to the Unvested Company Options exceed the Rollover Unvested Option Amount. The Parties acknowledge and agree that Capstar may rely exclusively (without any independent inquiry or investigation and without any liability) on the Allocation Schedule as setting forth a true, complete and accurate listing of all amounts required to be specified in this Section 2.3.

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Section 2.4      Deliverables.

(a)            As promptly as reasonably practicable following the date of this Agreement, but in no event later than ten (10) Business Days prior to the Closing Date, Capstar shall appoint Continental (or its applicable Affiliate thereof) as an exchange agent (the “Exchange Agent”) and enter into an exchange agent agreement with the Exchange Agent for the purpose of exchanging Certificates, if any, representing the Company Shares and each Company Share held in book-entry form on the stock transfer books of the Company immediately prior to the Effective Time, in either case, for the portion of the Transaction Share Consideration issuable in respect of such Company Shares pursuant to Section 2.1(a)(vii) and on the terms and subject to the other conditions set forth in this Agreement. Notwithstanding the foregoing or anything to the contrary herein, in the event that Continental is unable or unwilling to serve as the Exchange Agent, then Capstar and the Company shall, as promptly as reasonably practicable thereafter, but in no event later than the Closing Date, mutually agree upon an exchange agent (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), Capstar shall appoint and enter into an exchange agent agreement with such exchange agent, who shall for all purposes under this Agreement constitute the Exchange Agent and each of Capstar and the Company shall mutually agree to any changes to the Letter of Transmittal in order to satisfy any requirements of such exchange agent (in either case, such agreement not to be unreasonably withheld, conditioned or delayed).

(b)            At least three (3) Business Days prior to the Closing Date, the Company shall mail or otherwise deliver, or shall cause to be mailed or otherwise delivered, to the Company Stockholders a Letter of Transmittal.

(c)            At the Effective Time, Capstar shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Company Stockholders and for exchange in accordance with this Section 2.4 through the Exchange Agent, evidence of Capstar Shares in book-entry form representing the portion of the Transaction Share Consideration issuable pursuant to Section 2.1(a)(vii) in exchange for the Company Shares outstanding immediately prior to the Effective Time. All shares in book-entry form representing the portion of the Transaction Share Consideration issuable pursuant to Section 2.1(a)(vii) deposited with the Exchange Agent shall be referred to in this Agreement as the “Exchange Fund”.

(d)            Each Company Stockholder whose Company Shares have been converted into a portion of the Transaction Share Consideration pursuant to Section 2.1(a)(vii) shall receive the portion of the Transaction Share Consideration to which he, she or it is entitled on the date provided in Section 2.4(e) upon (i) in the case of Company Shares held in certificated form, surrender of a Certificate (or affidavit of loss in lieu thereof in the form required by the Letter of Transmittal), together with the delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Exchange Agent or (ii) in the case of Company Shares held in book-entry form or Company Warrants, delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Exchange Agent.

(e)            If a properly completed and duly executed Letter of Transmittal, together with any Certificates (or affidavit of loss in lieu thereof in the form required by the Letter of Transmittal), if any, is delivered to the Exchange Agent in accordance with Section 2.4(d) (i) at least one Business Day prior to the Closing Date, then Capstar and the Company shall take all necessary actions to reflect the issuance of the applicable portion of the Transaction Share Consideration to the applicable Company Stockholder in book-entry form on the Closing Date, or (ii) less than one Business Day prior to the Closing Date, then Capstar and the Company (or the Surviving Company) shall take all necessary actions to reflect the issuance of the applicable portion of the Transaction Share Consideration to the Company Stockholder in book-entry form within two (2) Business Days after such delivery.

(f)            If any portion of the Transaction Share Consideration is to be issued to a Person other than the Company Stockholder in whose name the surrendered Certificate or the transferred Company Share in book-entry form is registered, the issuance of the applicable portion of the Transaction Share Consideration shall not be reflected unless (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Company Share in book-entry form shall be properly transferred and (ii) the Person requesting such consideration pay to the Exchange Agent any transfer Taxes required as a result of such consideration being issued to a Person other than the registered holder of such Certificate or Company Share in book-entry form or establish to the satisfaction of the Exchange Agent that such transfer Taxes have been paid or are not payable.

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(g)            No interest will be paid or accrued on the Transaction Share Consideration (or any portion thereof). From and after the Effective Time, until the applicable portion of the Transaction Share Consideration is obtained by the applicable Company Stockholders in accordance with this Section 2.4, each Company Share (other than, for the avoidance of doubt, the Company Shares cancelled and extinguished pursuant to Section 2.1(a)(viii)).

(h)            At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers of Company Shares that were outstanding immediately prior to the Effective Time.

(i)            Any portion of the Exchange Fund not obtained by the Company Stockholders twelve (12) months following the Closing Date shall be delivered to Capstar or as otherwise instructed by Capstar, and any Company Stockholder who has not obtained the applicable portion of the Transaction Share Consideration in accordance with this Section 2.4 prior to that time shall thereafter look only to Capstar for such portion of the Transaction Share Consideration, without any interest thereon. None of Capstar, the Surviving Company or any of their respective Affiliates shall be liable to any Person in respect of any consideration delivered to a public official pursuant to any applicable abandoned property, unclaimed property, escheat, or similar Law. Any portion of the Transaction Share Consideration not obtained by the Company Stockholders immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of Capstar free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.5      Withholding. Capstar, the Group Companies and the Exchange Agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any consideration payable pursuant to this Agreement such amounts as are required or permitted to be deducted and withheld under applicable Tax Law and to the extent that any consideration paid or issued pursuant to Section 2.1 is compensatory in nature, such consideration shall be subject to the Company’s standard payroll procedures. To the extent that amounts are so withheld and timely remitted to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. The Parties shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding).

Section 2.6      Earn Out Share Provisions.

(a)            The Earn Out Shares shall be subject to the following vesting conditions during the five (5) year period immediately following the Closing (the “Earn Out Period”): one third (1/3) of the Earn Out Shares shall vest (and no longer be subject to forfeiture) at such time as the Capstar Stock Price is first equal to or exceeds $12.50 per share for any twenty (20) Trading Days within any thirty (30) Trading Day period; one third (1/3) of the Earn Out Shares shall vest (and no longer be subject to forfeiture) at such time as the Capstar Stock Price is first equal to or exceeds $15.00 per share for any twenty (20) Trading Days within any thirty (30) Trading Day period; and one third (1/3) of the Earn Out Shares shall vest (and no longer be subject to forfeiture) at such time as the Capstar Stock Price is first equal to or exceeds $17.50 per share for any twenty (20) Trading Days within any thirty (30) Trading Day period.

(b)            Subject to the limitations contemplated herein, each Company Stockholder, each holder of Company Options, and each holder of Company Warrants issued Earn Out Shares upon the Closing shall be entitled to the voting and dividend rights with respect to such Earn Out Shares generally granted to holders of Capstar Shares; provided, that the Earn Out Shares shall not entitle the holder thereof to, without limiting Section 2.6(d), any consideration in connection with any sale or other transaction and may not be offered, sold, transferred, redeemed, assigned, pledged, hypothecated, encumbered or otherwise disposed of (whether by operation of law or otherwise) by such Person or be subject to execution, attachment or similar process without the consent of Capstar until such shares have vested pursuant to Section 2.6 and, for any Earn Out Shares issued with respect to Unvested Company Options, the vesting criteria applicable to such Unvested Company Options, and shall bear a customary legend with respect to such transfer restrictions. Any attempt to so sell, transfer, assign, pledge, hypothecate, encumber or otherwise dispose of such Earn Out Shares shall be null and void.

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(c)            If the vesting of any Earn Out Shares has not occurred prior to the expiration of the Earn Out Period, then all Earn Out Shares unvested as of the end of the Earn Out Period shall be automatically forfeited and deemed transferred to Capstar for no consideration and shall be cancelled by Capstar and cease to exist.

(d)            In the event that there is a Capstar Sale after the Closing and during the Earn Out Period then immediately prior to the consummation of the Capstar Sale, any Earn Out Shares unvested at such time will vest (and no longer be subject to forfeiture) in accordance with the vesting conditions provided for in Section 2.6, with the Capstar Stock Price deemed to be the Capstar Sale Price to be received by holders of Capstar Shares in such Capstar Sale, and the holders of such vested Earn Out Shares shall be eligible to participate in such Capstar Sale. For avoidance of doubt, assuming no prior vesting of such Earn Out Shares has occurred: if the Capstar Sale Price for acquisition of the Capstar Shares is greater than or equal to $17.50 per Capstar Share, all of the Earn Out Shares shall be deemed to have fully vested; provided that if the Capstar Sale Price for acquisition of the Capstar Shares is less than $12.50 per share of Capstar Shares, then none of the Earn Out Shares shall be deemed to have vested and all such Earn Out Shares shall be automatically forfeited and deemed transferred to Capstar for no consideration and shall be cancelled by Capstar and cease to exist.

(e)            If, during the Earn Out Period, the outstanding Capstar Shares shall have been changed into a different number of shares or a different class, by reason of any dividend, subdivision, reclassification, recapitalization, split, combination or exchange, or any similar event shall have occurred, then the applicable price per share set forth in this Section 2.6 will be equitably adjusted to reflect such change.

(f)            In addition to the other vesting and forfeiture conditions provided for in this Section 2.6, any Earn Out Shares issued with respect to Unvested Company Options shall be subject to the vesting criteria applicable to such Unvested Company Options as of immediately prior to the Effective Time. If prior to vesting, any Unvested Company Options are forfeited in accordance with the terms applicable to such Unvested Company Options, then at the time of such forfeiture, all Earn Out Shares issued with respect to such Unvested Company Options shall be automatically forfeited and deemed transferred to Capstar for no consideration (all Earn Out Shares so forfeited and transferred to Capstar, collectively, the “Reserve Earn Out Shares”). From time to time, the Capstar Board may, in its sole discretion, reissue Reserve Earn Out Shares to holders of Earn Out Shares. Any Reserve Earn Out Shares that remain unissued as of the end of the Earn Out Period shall be cancelled by Capstar and cease to exist.

Article 3
REPRESENTATIONS AND WARRANTIES RELATING
TO THE GROUP COMPANIES

Subject to Section 8.8, except as set forth in the Company Disclosure Schedules, the Company hereby represents and warrants to the Capstar Parties as follows:

Section 3.1      Organization and Qualification.

(a)            Each Group Company is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable). Section 3.1(a) of the Company Disclosure Schedules sets forth the jurisdiction of formation or organization (as applicable) for each Group Company. Each Group Company has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its properties and to carry on its businesses as presently conducted, except where the failure to have such power or authority would not have a Company Material Adverse Effect.

(b)            True and complete copies of the Governing Documents of the Company and the Company Stockholders Agreement have been made available to Capstar, in each case, as amended and in effect as of the date of this Agreement. The Governing Documents of the Company and the Company Stockholders Agreement are in full force and effect, and the Company is not in breach or violation of any provision set forth in its Governing Documents or in material breach of the Company Stockholders Agreement.

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(c)            Each Group Company is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect.

Section 3.2      Capitalization of the Group Companies.

(a)            Section 3.2(a) of the Company Disclosure Schedules sets forth a true and complete statement as of the date of this Agreement of (i) the number and class or series (as applicable) of all of the Equity Securities of the Company issued and outstanding, (ii) the identity of the Persons that are the record owners thereof, (iii) with respect to each Company Option, (A) the date of grant, (B) the exercise price, (C) the expiration date, (D) any applicable vesting schedule (including acceleration provisions), (E) the number of Company Shares subject to the Company Option on the date of grant, and (F) the number of Company Shares subject to the Company Option as of the date of this Agreement, (iv) respect to each Company Warrant, (A) the date of issuance, (B) any applicable exercise (or similar) price, (C) the expiration date, (D) any applicable vesting schedule (including acceleration provisions), (E) the number of Company Shares subject to the Company Warrant on the date of issuance, and (F) the number of Company Shares subject to the Company Warrant as of the date of this Agreement, and (v) with respect to each Restricted Share, (A) the date of grant, (B) any applicable vesting schedule (including acceleration provisions), and (C) whether the recipient has made an election under Section 83(b) of the Code. All of the Equity Securities of the Company have been duly authorized and validly issued. All of the outstanding Company Shares are fully paid and non-assessable. The Equity Securities of the Company (1) were not issued in violation of the Governing Documents of the Company or the Company Stockholders Agreement or any other Contract to which the Company is party or bound, (2) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person and (3) have been offered, sold and issued in material compliance with applicable Law, including Securities Laws. Except for the Company Options and Company Warrants set forth on Section 3.2(a) of the Company Disclosure Schedules or the Company Options either permitted by Section 5.1(b) or issued, granted or entered into in accordance with Section 5.1(b), the Company has no outstanding (x) equity appreciation, phantom equity or profit participation rights or (y) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company.

(b)            The Equity Securities of the Company are free and clear of all Liens (other than transfer restrictions under applicable Securities Law or under the Company Stockholders Agreement). Except for the Company Stockholders Agreement, there are no voting trusts, proxies or other Contracts to which the Company is a party with respect to the voting or transfer of the Company’s Equity Securities.

(c)            Section 3.2(c) of the Company Disclosure Schedules sets forth a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of each Subsidiary of the Company issued and outstanding and (ii) the identity of the Persons that are the record and beneficial owners thereof. There are no outstanding (A) equity appreciation, phantom equity, or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require any Subsidiary of the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Subsidiaries of the Company. Except as set forth in Section 3.2(c) of the Company Disclosure Schedules, there are no voting trusts, proxies or other Contracts with respect to the voting or transfer of any Equity Securities of any Subsidiary of the Company.

(d)            Except as set forth in Section 3.2(d) of the Company Disclosure Schedules, none of the Group Companies owns or holds (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Security, and none of the Group Companies are a partner or member of any partnership, limited liability company or joint venture.

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(e)            Section 3.2(e) of the Company Disclosure Schedules sets forth a list of all Indebtedness of the Group Companies as of the date of this Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement, and the debtor and the creditor thereof.

(f)            Section 3.2(f) of the Company Disclosure Schedules sets forth a list of all Change of Control Payments of the Group Companies.

(g)            Each Company Equity Award was granted in compliance in all material respects with all applicable Laws and all of the terms and conditions of the applicable Company Equity Plan, and each Company Option has an exercise price per share that is equal to or greater than the fair market value of a Company Share on the date of such grant determined in a manner consistent with Section 409A of the Code.

Section 3.3      Authority. The Company has the requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the Company Stockholder Written Consent, the execution and delivery of this Agreement, the Ancillary Documents to which the Company is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate (or other similar) action on the part of the Company. This Agreement and each Ancillary Document to which the Company is or will be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by the Company and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the Company (assuming that this Agreement and the Ancillary Documents to which the Company is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party thereto), enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 3.4      Financial Statements; Undisclosed Liabilities.

(a)            The Company has made available to Capstar a true and complete copy of (i) the audited consolidated balance sheets of the Group Companies as of December 31, 2018 and December 31, 2019, and the related audited consolidated statements of operations and comprehensive loss, stockholders’ deficit and cash flows of the Group Companies for each of the periods then ended (collectively, the “Audited Financial Statements”) and (ii) the unaudited consolidated balance sheets of the Group Companies as of December 31, 2020 and March 31, 2021 (the balance sheet as of March 31, 2021, the “Latest Balance Sheet”) and the related unaudited consolidated statements of operations and comprehensive loss, stockholders’ deficit and cash flows of the Group Companies for the respective twelve-month and three-month periods then ended (collectively, the “Unaudited Financial Statements”, and, together with the Audited Financial Statements, the “Financial Statements”), each of which are attached as Section 3.4(a) of the Company Disclosure Schedules. Each of the Financial Statements (including the notes thereto) (A) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (B) fairly presents, in all material respects, the financial position, results of operations and cash flows of the Group Companies as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein, (C) in the case of the Financial Statements described in clause (i) of the preceding sentence, were audited in accordance with the standards of the PCAOB and contain an unqualified report of the Company’s auditors and (D) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(b)            Except (i) as set forth on the face of the Latest Balance Sheet, (ii) for Liabilities incurred in the ordinary course of business since the date of the Latest Balance Sheet (none of which is a Liability for breach of contract, breach of warranty, tort, infringement or violation of Law), (iii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of their respective covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, (iv) for executory obligations under contracts to which any member of the Group Companies is a party (other than Liabilities for breach thereof), and (v) for Liabilities that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, no Group Company has any Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.

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(c)            Except as set forth in Section 3.4(c) of the Company Disclosure Schedules, the Group Companies have established and maintain systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Group Companies’ assets. The Group Companies maintain and, for all periods covered by the Financial Statements, have maintained books and records of the Group Companies in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of the Group Companies in all material respects.

(d)            Except as set forth in Section 3.4(d) of the Company Disclosure Schedules, for all periods covered by the Financial Statements, no Group Company has received any written complaint, allegation, assertion or claim that there is (i) “significant deficiency” in the internal controls over financial reporting of the Group Companies to the Company’s knowledge, (ii) a “material weakness” in the internal controls over financial reporting of the Group Companies to the Company’s knowledge or (iii) fraud, whether or not material, that involves management or other employees of the Group Companies who have a significant role in the internal controls over financial reporting of the Group Companies.

(e)            The PPP Loan was forgiven in full on November 7, 2020 and as of the date hereof, no Group Company is subject to any further obligations or liabilities thereunder. The Company’s application for the PPP Loan and application for forgiveness thereof, including all representations and/or certifications contained therein, including representations and certifications as to the Company’s need to obtain the PPP Loan, was true, correct and complete in all material respects and was otherwise completed in accordance in all material respects with the rules and regulations of the PPP Program. The Company was an “eligible recipient” under the CARES Act and the PPP Program. The Company used the proceeds of the PPP Loan solely for the purposes permitted by the CARES Act and the PPP Program. Except for the PPP Loan, the Company has not applied for or accepted (i) any loan pursuant to the PPP Program, (ii) any funds pursuant to the Economic Injury Disaster Loan program or an advance on an Economic Injury Disaster Loan pursuant to Section 1110 of the CARES Act or (iii) any loan or funds from applicable Law enacted by any Governmental Entity in response to the COVID-19 pandemic.

Section 3.5      Consents and Requisite Governmental Approvals; No Violations.

(a)            Except as set forth on Section 3.5(a) of the Company Disclosure Schedules, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Company with respect to the Company’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Company is or will be party or the consummation of the transactions contemplated by this Agreement or by the Ancillary Documents, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) filing of the Certificate of Merger or (iv) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Company Material Adverse Effect.

(b)            Except as set forth on Section 3.5(b) of the Company Disclosure Schedules, neither the execution, delivery or performance by the Company of this Agreement nor the Ancillary Documents to which the Company is or will be a party nor the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Company’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (A) any Contract to which any Group Company is a party or (B) any Material Permits, (iii) violate, or constitute a breach under, any Order or applicable Law to which any Group Company or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of any Group Company, except, in the case of any of clauses (ii) through (iv) above, as would not have a Company Material Adverse Effect.

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Section 3.6      Permits. Section 3.6 of the Company Disclosure Schedules contains a complete listing of all Permits that are necessary to own and operate the business of the Group Companies as presently conducted and each of the Group Companies has all Permits that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except for such Permits that are not, individually or in the aggregate, material to the Group Companies, taken as a whole (the “Material Permits”). Except as is not would not reasonably be expected to be material to the Group Companies, taken as a whole, (i) to the Company’s knowledge, each Material Permit is in full force and effect in accordance with its terms, (ii) no written notice of revocation, cancellation or termination of any Material Permit has been received by the Group Companies and (iii) there are, and have been, no Proceedings pending or, to the Company’s knowledge, threatened relating to the suspension, revocation or material and adverse modification of any of such Material Permit. Except as set forth on Section 3.6 of the Company Disclosure Schedules, neither the execution, delivery or performance by the Company of this Agreement nor the Ancillary Documents to which the Company is or will be a party nor the consummation of the transactions contemplated hereby or thereby will, directly or indirectly, require the provision of any notice to any Governmental Entity or the approval of any Material Permit for the continued conduct of the business of the Group Companies as currently conducted.

Section 3.7      Material Contracts.

(a)            Section 3.7(a) of the Company Disclosure Schedules sets forth a list of the following Contracts to which a Group Company is, as of the date of this Agreement, a party (each Contract required to be set forth on Section 3.7(a) of the Company Disclosure Schedules, together with each of the Contracts entered into after the date of this Agreement that would be required to be set forth on Section 3.7(a) of the Company Disclosure Schedules if entered into prior to the execution and delivery of this Agreement, collectively, the “Material Contracts”):

(i)            any Contract relating to Indebtedness of any Group Company or to the placing of a Lien (other than any Permitted Lien) on any material assets or properties of any Group Company, in each case, other than ordinary course trade payables;

(ii)            any Contract under which any Group Company is lessee of or holds, in each case, any tangible property (other than real property), owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $500,000;

(iii)            any Contract under which any Group Company is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by such Group Company, except for any lease or agreement under which the aggregate annual rental payments do not exceed $500,000;

(iv)            any (A) joint venture, profit-sharing, partnership, collaboration, co-promotion, commercialization or research or development Contract, in each case, which requires, or would reasonably be expected to require (based on any occurrence, development, activity or event contemplated by such Contract), aggregate payments to or from any Group Company in excess of $2,000,000 over the life of the Contract and (B) any Contract with respect to material Company Licensed Intellectual Property which requires, or would reasonably be expected to require (based on any occurrence, development, activity or event contemplated by such Contract), aggregate payments to or from any Group Company in excess of $1,000,000 over the life of the Contract (other than (I) any Contract of the type described in Section 3.13(c)(i), (II) licenses to Off-the-Shelf Software, (III) licenses to Public Software, and (IV) non-disclosure agreements and licenses granted by employees, individual consultants or individual contractors of any Group Company pursuant to Contracts with employees, individual consultants or individual contractors);

(v)            any Contract that (A) limits or purports to limit, in any material respect, the freedom of any Group Company to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the operations of Capstar or any of its Affiliates after the Closing, (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions or (C) contains any other provisions restricting or purporting to restrict the ability of any Group Company to sell, manufacture, develop, commercialize, test or research products, directly or indirectly through third parties, or to solicit any potential employee or customer in any material respect or that would so limit or purports to limit, in any material respect, Capstar or any of its Affiliates after the Closing;

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(vi)            any Contract requiring any future capital commitment or capital expenditure (or series of capital expenditures) by any Group Company in an amount in excess of (A) $500,000 annually or (B) $1,000,000 over the life of the agreement;

(vii)            any Contract requiring any Group Company to guarantee the Liabilities of any Person (other than the Company or a Subsidiary) or pursuant to which any Person (other than the Company or a Subsidiary) has guaranteed the Liabilities of a Group Company, in each case in excess of $500,000;

(viii)            any Contract under which any Group Company has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person;

(ix)            any Contract required to be disclosed on Section 3.19 of the Company Disclosure Schedules;

(x)            any Contract with any Person (A) pursuant to which any Group Company (or Capstar or any of its Affiliates after the Closing) may be required to pay milestones, royalties or other contingent payments based on any research, testing, development, regulatory filings or approval, sale, distribution, commercial manufacture or other similar occurrences, developments, activities or events or (B) under which any Group Company grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license or any other similar rights with respect to any Company Product or any Intellectual Property Rights;

(xi)            any Contract governing the terms of, or otherwise related to, the employment, engagement or services of any current director, manager, officer, employee, or Contingent Worker of a Group Company (A) whose annual base salary (or, in the case of a Contingent Worker, actual or anticipated annual base compensation) is in excess of $300,000, or (B) that provides for severance or any other post-termination payments or benefits;

(xii)            any Contract governing the terms of, or otherwise related to, the employment, engagement or services of any former director, manager, officer, employee, or Contingent Worker of a Group Company pursuant to which any Group Company, as of the Closing, has or will have an obligation to pay severance or other post-termination pay;

(xiii)            any Contract providing for any Change of Control Payment of the type described in clause (a) of the definition thereof;

(xiv)            any collective bargaining agreements and any other agreements executed with a union or similar organization;

(xv)            any Contract for the disposition of any portion of the assets or business of any Group Company or for the acquisition by any Group Company of the assets or business of any other Person (other than acquisitions or dispositions made in the ordinary course of business), or under which any Group Company has any continuing obligation with respect to an “earn-out”, contingent purchase price or other contingent or deferred payment obligation;

(xvi)            any Contract for the settlement or conciliation of a prior Proceeding or other dispute with a third party (A) the performance of which would be reasonably likely to involve any payments after the date of this Agreement, (B) with a Governmental Entity or (C) that imposes or is reasonably likely to impose, at any time in the future, any material, non-monetary obligations on any Group Company (or Capstar or any of its Affiliates after the Closing);

(xvii)            any Contract with any (x) Material Customer or (y) Material Supplier;

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(xviii)            any Contract with any Governmental Entity;

(xix)            any Contract granting an exclusive or other material license in and to Company Licensed Intellectual Property, other than licenses for Off-the-Shelf Software;

(xx)            any Contract granting an exclusive or other material license in and to any Company-Owned Intellectual Property, other than incidental licenses granted in the ordinary course of business; and

(xxi)            any other Contract the performance of which requires either (A) annual payments to or from any Group Company in excess of $2,000,000 or (B) aggregate payments to or from any Group Company in excess of $2,000,000 over the life of the agreement and, in each case, that is not terminable by the applicable Group Company without penalty upon less than thirty (30) days’ prior written notice.

(b)            (i) Each Material Contract is valid and binding on the applicable Group Company and, to the Company’s knowledge, the counterparties thereto, and is in full force and effect and enforceable in accordance with its terms against the applicable Group Company and, to the Company’s knowledge, the counterparties thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity), (ii) the applicable Group Company and, to the Company’s knowledge, the counterparties thereto are not in material breach of, or default under, any Material Contract and (iii) no event has occurred that (with or without due notice or lapse of time or both) would result in a material breach of, or default under, any Material Contract by the applicable Group Company or, to the Company’s knowledge, the counterparties thereto.

(c)            Section 3.7(c) of the Company Disclosure Schedules sets forth a list of each of the Material Suppliers and the Material Customers. Since December 31, 2020, no such Material Supplier or Material Customer has canceled, terminated or materially and adversely altered its relationship with the Company, or to the Company’s knowledge, threatened in writing to cancel or terminate its relationship with the Company. There have been no material disputes between the Company and any Material Supplier or Material Customer since the date of the Latest Balance Sheet.

Section 3.8      Absence of Changes. During the period beginning on December 31, 2020 and ending on the date of this Agreement, (a) no Company Material Adverse Effect has occurred and (b) except as expressly contemplated by this Agreement, any Ancillary Document or in connection with the transactions contemplated hereby and thereby, (i) the Company has conducted its business in the ordinary course in all material respects and (ii) no Group Company has taken any action that would require the consent of Capstar if taken during the period from the date of this Agreement until the Closing pursuant to Section 5.1(b).

Section 3.9      Litigation. There is (and for the past three (3) years there has been) no Proceeding pending or, to the Company’s knowledge, threatened against any Group Company that, if adversely decided or resolved, has been or would reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. Neither the Group Companies nor any of their respective properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by a Group Company pending against any other Person.

Section 3.10      Compliance with Applicable Law. Each Group Company (a) currently conducts (and for the past three (3), has conducted) its business in accordance with all Laws and Orders applicable to such Group Company and is not in violation of any such Law or Order, including those concerning any Group Company’s liability in the event of possible misuse of public funds granted by any Governmental Entity, and (b) has not received any written or to the Company’s knowledge, oral, communications from a Governmental Entity that alleges that such Group Company is not in compliance with any such Law or Order, including those concerning any Group Company’s liability in the event of possible misuse of public funds granted by any Governmental Entity, except in each case of clauses (a) and (b), as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. Except as would not be material to any Group Company, without limiting the foregoing, no Group Company has violated or, to the Company’s knowledge, is under investigation with respect to, or have been threatened in writing or charged with or given notice of any violation of any provisions of: (i) Laws applicable to lending activities; (ii) the U.S. Foreign Corrupt Practices Act (FCPA); (iii) any comparable or similar Law of any jurisdiction; or (iv) any Law regulating or covering conduct in, or the nature of, the workplace, including regarding sexual harassment or, on any impermissible basis, a hostile work environment. There are no circumstances, state of facts, necessary conditions which would reasonably be expected to cause or constitute the ground for any liability of any kind of any Group Companies, or the issuance against any of them of any material penalties, fines, sanctions, and/or forfeitures pursuant to Italian Legislative Decree no. 231 of 8 June 2001, as amended from time to time.

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Section 3.11      Employee Benefit Plans.

(a)            Section 3.11(a) of the Company Disclosure Schedules sets forth a true and complete list of (i) all Employee Benefit Plans (including, for each such Employee Benefit Plan, its jurisdiction) and (ii) all employee benefit plans sponsored by an entity other than the Company in which employees of the Group Companies participated during the three-year period prior to the date hereof.

(b)            True, complete and correct copies of the following documents, with respect to each Employee Benefit Plan, where applicable, have previously been delivered or made available to Capstar: (i) all documents embodying or governing such Employee Benefit Plan (or for unwritten Employee Benefit Plans a written description of the material terms of such Employee Benefit Plan) and any funding medium for the Employee Benefit Plan; (ii) the most recent IRS determination, advisory or opinion letter; (iii) the most recently filed Form 5500; (iv) the most recent actuarial valuation report; (v) the most recent summary plan description and all summaries of material modifications thereto; (vi) the last three years of non-discrimination and compliance testing results; (vii) all non-routine written correspondence to and from any governmental agency; and (viii) all valuation reports with respect to Company Options.

(c)            Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has timely received a favorable determination or approval from the Internal Revenue Service with respect to such qualification, or may rely on an opinion or advisory letter issued by the Internal Revenue Service with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the Internal Revenue Service for a determination of the qualified status of such Employee Benefit Plan for any period for which such Employee Benefit Plan would not otherwise be covered by an Internal Revenue Service determination and, to the knowledge of the Company, no event or omission has occurred that would reasonably be expected to cause any such Employee Benefit Plan to lose such qualification.

(d)            Each Employee Benefit Plan is and has been established, operated and administered in all material respects in accordance with applicable Laws and with its terms, including without limitation ERISA, the Code and the Affordable Care Act. No Employee Benefit Plan is, or within the past three (3) years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, or been the subject of any self-correction under any such program. No litigation or governmental administrative proceeding, audit or other proceeding (other than those relating to routine claims for benefits) is pending or, to the knowledge of the Company, threatened with respect to any Employee Benefit Plan or any fiduciary or service provider thereof and, to the knowledge of the Company, there is no reasonable basis for any such litigation or proceeding. All payments and/or contributions required to have been made with respect to all Employee Benefit Plans either have been made or have been accrued in accordance with the terms of the applicable Employee Benefit Plan and applicable Law.

(e)            Each Employee Benefit Plan that is a group health plan is, and at all times has been, in compliance in all material respects with the Patient Protection and Affordable Care Act and all regulations thereunder. No Group Company has been assessed, or is reasonably likely to be assessed, Liability for assessable payments under, or has incurred or is reasonably expected to incur or to be subject to any material Tax or other material penalty under Sections 4980H, 4980D, 4980B of the Code or Sections 6055 or 6056 of the Code.

(f)            No Group Company nor any ERISA Affiliate has in the past three (3) years maintained, contributed to, or been required to contribute to or had any liability (whether contingent or otherwise) or obligation (including on account of any ERISA Affiliate) with respect to: (i) any employee benefit plan that is or was subject to Title IV of ERISA, Section 412 of the Code, Section 302 of ERISA, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or (v) any “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), and neither any Group Company nor any ERISA Affiliate has ever incurred any liability under Title IV of ERISA that has not been paid in full and no facts exist that would reasonably be likely to result in Liability to any Group Company with respect to any such plan.

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(g)            No Group Company nor any ERISA Affiliate provides health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar Law), and no Group Company has ever formally promised to provide such post-termination benefits.

(h)            Except as required by applicable Law, no Group Company has announced its intention to modify or terminate any Employee Benefit Plan or adopt any arrangement or program which, once established, would come within the definition of an Employee Benefit Plan.

(i)            Each Employee Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder so that no payment under such Employee Benefit Plan will be subject to tax under Section 409A.

(j)            Neither the execution and delivery of this Agreement, the stockholder approval of this Agreement nor the consummation of the transactions contemplated by this Agreement would be reasonably expected to (either alone or in combination with any other event) (i) result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies, (ii) result in, or cause the accelerated vesting of any Company Options or Restricted Shares, (iii) further restrict any rights of the Group Companies to amend or terminate any Employee Benefit Plan, or (iv) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered).

(k)            The Group Companies have no obligation to make any tax “gross-up” or similar “make whole” payments, whether under Sections 409A or 4999 of the Code or otherwise.

(l)            Each Foreign Benefit Plan that is required to be registered or intended to be tax exempt has been registered (and, where applicable, accepted for registration) and is tax exempt and has been maintained in good standing, to the extent applicable, with each Governmental Entity. No Foreign Benefit Plan is a “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA) or has any material unfunded or underfunded Liabilities. All material contributions required to have been made by or on behalf of the Group Companies with respect to plans or arrangements maintained or sponsored by a Group Company (including severance, termination notice, termination indemnities or other similar benefits maintained for employees outside of the U.S.) have been timely made or fully accrued.

Section 3.12      Environmental Matters. Except as would not have a Company Material Adverse Effect:

(a)            None of the Group Companies have received any written notice or communication from any Governmental Entity or any other Person regarding any actual, alleged, or potential violation in any respect of, or a failure to comply in any respect with, or Liability under, any applicable Environmental Laws.

(b)            There is (for the past three (3) years there has been) no Proceeding pending or, to the Company’s knowledge, threatened in writing against any Group Company pursuant to applicable Environmental Laws.

(c)            The Group Companies are in compliance with Environmental Laws. There has been no manufacture, release, treatment, storage, disposal, arrangement for disposal, transport or handling of, contamination by, or exposure of any Person to, any Hazardous Substances by the Group Companies in violation of, or which would reasonably be expected to give rise to Liability under, applicable Environmental Laws.

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(d)            The Group Companies are in compliance with and have all Permits required pursuant to applicable Environmental Laws with respect to the operation of the Business as currently conducted.

(e)            The Group Companies have made available to Capstar copies of all material environmental, health and safety reports and documents that are in any Group Company’s possession or control relating to the current operations, properties or facilities of the Group Companies.

The representations and warranties in this Section 3.12 are the only representations and warranties with respect to environmental matters.

Section 3.13      Intellectual Property.

(a)            Section 3.13(a) of the Company Disclosure Schedules sets forth a true and complete list of (i) all currently issued or pending Company Registered Intellectual Property, (ii) Company Licensed Intellectual Property that constitutes an issued or pending application for Patent owned, or purported to be owned, by or registered to a third party (each, a “Company Licensed Patent”), (iii) material unregistered Marks owned by any Group Company, in each case, as of the date of this Agreement. Section 3.13(a) of the Company Disclosure Schedules lists, for each item of Company Registered Intellectual Property and each Company Licensed Patent as of the date of this Agreement (A) the record owner of such item, (B) the jurisdictions in which such item has been issued or registered or filed, (C) the issuance, registration or application date, as applicable, for such item, (D) the issuance, registration or application number, as applicable, for such item, and (E) whether the Intellectual Property Rights covered by such an item arose from research and/or activities performed under a government (including US and foreign governments) research, educational institution, or other public funding contract. Except as set forth in Section 3.13(a) of the Company Disclosure Schedules, no (i) government, university, or other public funding, or (ii) facilities or personnel of a university, college, education facility, or research center was used in the development of any Company-Owned Intellectual Property.

(b)            As of the date of this Agreement, all necessary fees and filings with respect to all Company Registered Intellectual Property have been timely submitted to the relevant intellectual property office or Governmental Entity and Internet domain name registrars to maintain such Company Registered Intellectual Property in full force and effect. As of the date of this Agreement, no issuance or registration obtained and no application filed by the Group Companies for any Intellectual Property Rights has been cancelled, abandoned, allowed to lapse or not renewed, except where such Group Company has, in its reasonable business judgment, decided to cancel, abandon, allow to lapse or not renew such issuance, registration or application. There are no material Proceedings pending, including litigations, interference, re-examination, inter parties review, reissue, opposition, nullity, or cancellation proceedings pending that relate to any of the Company Registered Intellectual Property and, to the Company’s knowledge, no such Proceedings are threatened by any Governmental Entity or any other Person.

(c)            A Group Company exclusively owns all right, title and interest in and to all Company-Owned Intellectual Property free and clear of all Liens or obligations to others (other than Permitted Liens). For all Patents owned by the Group Companies, each inventor on the Patent has assigned their rights to a Group Company. Except as set forth in Section 3.13(c) of the Company Disclosure Schedules, no Group Company has (i) transferred ownership of, or granted any exclusive license with respect to, any Company-Owned Intellectual Property or Company Licensed Intellectual Property used or held for use in the business as currently conducted to any other Person or (ii) granted any customer the right to use any Company Product or service on anything other than a non-exclusive basis. Section 3.13(c) of the Company Disclosure Schedule sets forth: (i) a list of all current Contracts for government (including US and foreign governments) sponsored or funded research and other activities; and (ii) a list of all current licenses, sublicenses or other agreements, including covenants not to sue, under which any Person has been granted by any of the Group Companies any right or otherwise has received or acquired any right (whether or not exercisable) or interest in, any Company-Owned Intellectual Property or Company Licensed Intellectual Property, in each case, other than (A) licenses to Off-the-Shelf Software, (B) licenses to Public Software, (C) non-exclusive licenses granted by the Group Companies in the ordinary course of business, and (D) non-disclosure agreements granted by employees, individual consultants or individual contractors of any Group Company pursuant to Contracts with employees, individual consultants or individual contractors, in each case, that do not materially differ from the Group Companies’ form that has been made available to Capstar. The applicable Group Company has rights under all Contracts for Company Licensed Intellectual Property to use, sell, license and otherwise exploit, as the case may be, all Company Licensed Intellectual Property licensed pursuant to such Contracts as the same is currently used, sold, licensed and otherwise exploited by such Group Company. The Company-Owned Intellectual Property and the Company Licensed Intellectual Property constitute all of the Intellectual Property Rights owned, used or held for use by the Group Companies in the operation of their respective businesses, and all Intellectual Property Rights necessary and sufficient to enable the Group Companies to conduct their respective businesses as currently conducted. The Company Registered Intellectual Property and, to the knowledge of the Company, the Company Licensed Intellectual Property is valid, subsisting and enforceable (except for applications for Company Registered Intellectual Property that have not issued), and all of the Group Companies’ rights in and to the Company Registered Intellectual Property, the Company-Owned Intellectual Property and the Company Licensed Intellectual Property, are valid and enforceable, in each case, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity. Immediately following the Closing, each Group Company shall continue to own and possess or have the rights or licenses sufficient to use all of the Company-Owned Intellectual Property (including Company Software), Company Licensed Intellectual Property Licenses, and Company IT Systems to the same extent as prior to the Closing, and the transaction contemplated by this Agreement will not result in the loss or impairment of any Group Company’s rights therein.

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(d)            Each Group Company’s employees, consultants, advisors and independent contractors who independently or jointly contributed to or otherwise participated in the invention, improvement, modification or development of any material Company-Owned Intellectual Property (each such person, a “Creator”) have signed written agreements agreeing to maintain and protect the trade secrets and confidential information of all Group Companies. Except as set forth on Section 3.13(d) of the Company Disclosure Schedules, each Creator has signed written agreements agreeing to a present assignment to such Group Company all Intellectual Property Rights invented, improved, modified or developed by such person in the course of such Creator’s employment or other engagement with such Group Company.

(e)            Each Group Company has taken reasonable steps to safeguard and maintain the secrecy of any trade secrets, know-how and other confidential information owned by, possessed or used by each Group Company. Without limiting the foregoing, each Group Company has not disclosed any trade secrets, know-how or confidential information to any other Person unless such disclosure was under a written non-disclosure agreement containing appropriate limitations on use, reproduction and disclosure. Except as set forth on Section 3.13(e) of the Company Disclosure Schedules, to the Company’s knowledge, there has been no violation or unauthorized access to or disclosure of any trade secrets, know-how or confidential information of or in the possession of each Group Company, or of any written obligations with respect to such.

(f)            None of the Company-Owned Intellectual Property and, to the Company’s knowledge, none of the Company Licensed Intellectual Property, is subject to any outstanding Order that restricts in any manner the use, sale, transfer, licensing or exploitation thereof by the Group Companies or affects the validity, use or enforceability of any such Company-Owned Intellectual Property or Company Licensed Intellectual Property.

(g)            Neither the conduct of the business of the Group Companies nor any of the Company Products offered, marketed, licensed, provided, sold, distributed or otherwise exploited by the Group Companies nor the design, development, manufacturing, reproduction, use, marketing, offer for sale, sale, importation, exportation, distribution, maintenance or other exploitation of any Company Product infringes, constitutes or results from an unauthorized use or misappropriation of or otherwise violates any Intellectual Property Rights of any other Person.

(h)            Except as set forth on Section 3.13(h) of the Company Disclosure Schedules, there is and has never been any Proceeding pending nor has any Group Company received any written communications (i) alleging that a Group Company has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any other Person, (ii) challenging the validity, enforceability, use or exclusive ownership of any Company-Owned Intellectual Property or (iii) inviting any Group Company to take a license under any Patent or consider the applicability of any Patents to any products or services of the Group Companies or to the conduct of the business of the Group Companies.

(i)            Except as set forth on Section 3.13(i) of the Company Disclosure Schedules, to the Company’s knowledge, no Person is infringing, misappropriating, misusing, diluting or violating any Company-Owned Intellectual Property or Company Licensed Intellectual Property. Except as set forth on Section 3.13(i) of the Company Disclosure Schedules, no Group Company has made any written claim against any Person alleging any infringement, misappropriation or other violation of any Company-Owned Intellectual Property in any material respect.

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(j)            Each Group Company has obtained, possesses and is in compliance with valid licenses to use all of the Software present on the computers and other Software-enabled electronic devices that it owns or leases or that is otherwise used by such Group Company and/or its employees in connection with the Group Company business. No Group Company has disclosed or delivered to any escrow agent or any other Person, other than employees or contractors who are subject to written confidentiality obligations, any of the source code that is Company-Owned Intellectual Property, and no other Person has the right, contingent or otherwise, to obtain access to or use any such source code. To the Company’s knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or would reasonably be expected to, result in the delivery, license or disclosure of any source code that is owned by a Group Company or otherwise constitutes Company-Owned Intellectual Property to any Person who is not, as of the date the event occurs or circumstance or condition comes into existence, a current employee or contractor of a Group Company subject to written confidentiality obligations with respect thereto.

(k)            Section 3.13(k) of the Company Disclosure Schedules sets forth all Public Software that is incorporated or embedded in any proprietary Software of a Group Company by any Group Company as of the date of this Agreement. No Group Company has accessed, used, modified, linked to, created derivative works from or incorporated into any proprietary Software that constitutes a product or service offered by a Group Company or is otherwise considered Company-Owned Intellectual Property and that is distributed outside of the Group Companies, or is otherwise used in a manner that may trigger or subject such Group Company to any obligations set forth in the license for such Public Software, any Public Software, in whole or in part, in each case in a manner that (i) requires any Company-Owned Intellectual Property to be licensed, sold, disclosed, distributed, hosted or otherwise made available, including in source code form and/or for the purpose of making derivative works, for any reason, (ii) grants, or requires any Group Company to grant, the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of any Company-Owned Intellectual Property, (iii) limits in any manner the ability to charge license fees or otherwise seek compensation in connection with marketing, licensing or distribution of any Company-Owned Intellectual Property or (iv) otherwise imposes any limitation, restriction or condition on the right or ability of any Group Company to use, hold for use, license, host, distribute or otherwise dispose of any Company-Owned Intellectual Property, other than compliance with notice and attribution requirements, in each case, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(l)            None of the Company IT Systems contain any viruses, worms, Trojan horses, bugs, faults or other harmful devices, errors, contaminants or effects that (i) disrupt or adversely affect the functionality of any Company IT Systems or Company Software, or (ii) enable or assist any Person to access any Company IT Systems or Company Software without authorization. Each Group Company maintains commercially reasonable security, disaster recovery, and business continuity procedures and technologies. Each Group Company uses commercially reasonable efforts to protect the confidentiality, operation, and internal and external security of the Company IT Systems and all information therein or transmitted thereby.

Section 3.14      Labor Matters.

(a)            Section 3.14(a) of the Company Disclosure Schedules contains a complete and accurate list of each employee of each Group Company as of the date of this Agreement, setting forth for each employee: (i) the employee’s position or title; (ii) whether classified as exempt or non-exempt for wage and hour purposes; (iii) whether paid on a salary, hourly or commission basis; (iv) the employee’s actual annual base salary (if paid on a salary basis), hourly rate (if paid on an hourly basis), or commission rate (if paid on a commission-only basis), as applicable; (v) bonus and commission potential; (vi) date of hire; (vii) work location; (viii) status (i.e., active or inactive and if inactive, the type of leave and estimated duration); (ix) the entity that employs the individual; and (x) the total amount of Change of Control Payment to be paid to such employee at the Closing or otherwise in connection with the transactions contemplated hereby.

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(b)            Section 3.14(b) of the Company Disclosure Schedules contains a complete and accurate list of all Contingent Workers, showing for each such individual: (i) a description of his, her, or its services rendered; (ii) fees and other compensation paid and accrued to such Contingent Worker during calendar year 2020; (iii) fees and other compensation accrued and/or paid, whichever is greater, to such Contingent Worker thus far during calendar year 2021; (iv) actual or estimated hours worked per week; and (v) the primary location (e.g., U.S. state) from which services are performed.

(c)            Each Group Company currently classifies and has properly classified for the last three (3) years each of its employees as exempt or non-exempt for the purposes of the Fair Labor Standards Act and state, provincial, local and foreign wage and hour Laws (as applicable), except as has not and would not reasonably be expected to result in material Liability to the Group Companies, and is and has been otherwise in material compliance with such Laws. To the extent that any Contingent Workers are or were engaged by any Group Company, such Group Company currently classifies and treats them, and has properly classified and treated them for the last three (3) years, as Contingent Workers (as distinguished from employees) in accordance with applicable Law and for the purpose of all Employee Benefit Plans and perquisites.

(d)            Each Group Company is, and for the past three (3) years has been, in material compliance with all applicable Laws and regulations respecting labor and employment matters, including but not limited to fair employment practices, pay equity, the classification of independent contractors, and/or consultants and/or agents, the classification of employees as exempt or non-exempt for wage and hour purposes, workplace safety and health, work authorization and immigration, unemployment compensation, workers’ compensation, accommodation of disabilities, discrimination, harassment, whistleblowing, retaliation, affirmative action, background checks, prevailing wages, terms and conditions of employment, child labor, reductions in force, employee leave and wages and hours, including payment of minimum wages and overtime. No Group Company is delinquent in any payments to any employee or Contingent Worker for any wages, salaries, commissions, bonuses, severance, fees or other direct compensation due with respect to any services performed for it or amounts required to be reimbursed to such employees or Contingent Workers.

(e)            In the last three (3) years, (i) none of the Group Companies (A) has or has had any material Liability for any arrears of wages or other compensation for services (including salaries, wage premiums, commissions, fees or bonuses), or any penalty or other sums for failure to comply with any of the foregoing, and (B) has or has had any material Liability for any failure to pay into any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security, social insurances or other benefits or obligations for any employees of any Group Company (other than routine payments to be made in the normal course of business and consistent with past practice); and (ii) the Group Companies have withheld all amounts required by applicable Law or by agreement to be withheld from wages, salaries and other payments to employees or independent contractors or other service providers of each Group Company, except as has not and would not reasonably be expected to result in, individually or in the aggregate, material Liability to the Group Companies.

(f)            In the last three (3) years, no Group Company has experienced a “mass layoff” or “plant closing” as defined by WARN, and no Group Company has incurred any material Liability under WARN nor will they incur any Liability under WARN as a result of the transactions contemplated by this Agreement.

(g)            No Group Company is a party to, bound by, or negotiating any collective bargaining agreements, work rules or practices, or other agreements or Contracts with any labor organization, labor union, works council or other Person purporting to act as exclusive bargaining representative (“Union”) of any employees or Contingent Workers with respect to the wages, hours or other terms and conditions of employment of any employee or Contingent Worker, nor is there any duty on the part of any Group Company to bargain with any Union. In the last three (3) years, there has been no actual or, to the Company’s knowledge, threatened unfair labor practice charges, material grievances, arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other material labor disputes against or affecting any Group Company. To the Company’s knowledge, in the last three (3) years, there have been no labor organizing activities with respect to any employees of any Group Company nor has the Company engaged in any unfair labor practice.

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(h)            No employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees of the Group Companies has occurred within the past six (6) months or is currently contemplated, planned or announced, including as a result of COVID-19 or any applicable employment-related Pandemic Measure. Except as would not give rise to a material Liability, each Group Company has materially complied with (i) all applicable employment-related Pandemic Measures including, without limitation, all applicable COVID-19 related Laws, regulations, orders and guidance of any Governmental Entity; and (ii) the Families First Coronavirus Response Act (including with respect to eligibility for tax credits under such Act), and any other applicable COVID-19 related leave Law.

(i)            Except as set forth on Section 3.14(i) of the Company Disclosure Schedules, in the past twelve (12) months (i) no director, officer, or management-level or key employee’s employment with any Group Company has been terminated or furloughed for any reason; and (ii) to the knowledge of the Company, no director, officer, or management-level or key employee, or group of employees or Contingent Workers, has indicated an intention to terminate his, her or their employment or service arrangement with the Company.

(j)            Currently and within the three (3) years preceding the date of this Agreement, no Group Company has been a party to any form of litigation, arbitration, mediation, investigation (including but not limited to material internal investigations), audit, administrative agency proceeding, other private dispute resolution proceeding, settlement, or out-of-court or pre-charge or pre-litigation arrangement, in each case relating to employment or labor matters concerning the employees or Contingent Workers of the Company (including but not limited to those concerning allegations of employment discrimination, retaliation, breach of contract, noncompliance with wage and hour Laws, the misclassification of employees, independent contractors, consultants or agents, violation of restrictive covenants, sexual or other harassment or misconduct, other unlawful harassment, or unfair labor practices), and no such matters are pending or threatened against any Group Company or any employees or Contingent Workers of any Group Company (in their respective capacity as employees or Contingent Workers of any Group Company), as applicable.

(k)            Except as set forth on Section 3.14(k) of the Company Disclosure Schedules, each employee of each Group Company is employed at-will and no employee is subject to any employment contract with any Group Company, whether oral or written, for a fixed term of employment with any Group Company.

(l)            In the last three (3) years, no allegations of sexual harassment or sexual misconduct have been made to any Group Company against any employee, officer, or director of any Group Company and no Group Company has otherwise become aware of any such allegations. To the knowledge of the Company, there are no facts that would reasonably be expected to give rise to a claim of sexual harassment or misconduct, other unlawful harassment or unlawful discrimination or retaliation against or involving any Group Company or any employee, officer, or director of any Group Company. In the last three (3) years, there have not been any internal investigations by or on behalf of any Group Company with respect to any claims or allegations of sexual harassment, misconduct or abuse against or involving any employee, officer, or director of any Group Company, nor have there been any settlements or out-of-court or pre-charge or pre-litigation arrangements relating to such matters.

(m)            No Group Company (i) is subject to any affirmative action obligations under any Law, including, without limitation, Executive Order 11246, and/or (ii) is a government contractor or subcontractor for purposes of any Law with respect to the terms and conditions of employment, including, without limitation, the Service Contracts Act or prevailing wage Laws.

(n)            There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and no Group Company has been reassessed in any material respect under such legislation during the past three (3) years and, to the knowledge of the Company, no audit of any Group Company is currently being performed pursuant to any applicable workplace safety and insurance legislation.

(o)            True and complete copies of all work permits and labor market impact assessment opinion confirmations relating to employees of any Group Company have been made available to Capstar. Each Group Company is in compliance with all terms and conditions of the work permits and the labor market impact assessment confirmations. No audit by a Governmental Entity is being conducted, or to the Company’s knowledge, is pending in respect of any foreign workers.

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Section 3.15      Insurance. Section 3.15 of the Company Disclosure Schedules sets forth a list of all material policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance owned or held by any Group Company as of the date of this Agreement. All such policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement, and true and complete copies of all such policies have been made available to Capstar. As of the date of this Agreement, no claim by any Group Company is pending under any such policies as to which coverage has been denied or disputed, or rights reserved to do so, by the underwriters thereof, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

Section 3.16      Tax Matters.

(a)            Each Group Company has prepared and filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and each Group Company has paid all material Taxes required to have been paid by it regardless of whether shown on a Tax Return, and has paid all assessments and reassessments in respect of Taxes in all material respects. Each Group Company has made full and adequate provision in its books and records and interim financial statements for all Taxes which are not yet due and payable but which relate to periods ending on or before the Effective Time. No Group Company has received a refund of Taxes to which it was not entitled.

(b)            Each Group Company has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party. Each Group Company has, to the extent required under applicable Laws, duly charged, collected and remitted on a timely basis all material Taxes on any sale, supply or delivery whatsoever, made by it.

(c)            No Group Company is currently the subject of a Tax audit or examination with respect to material Taxes. No Group Company has been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed in each case with respect to material Taxes.

(d)            No Group Company has consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business.

(e)            No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to a Group Company which agreement or ruling would be effective after the Closing Date.

(f)            No Group Company is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g)            There are no Liens for material Taxes on any assets of the Group Companies other than Permitted Liens.

(h)            During the two (2)-year period ending on the date of this Agreement, no Group Company was a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.

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(i)            No Group Company (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was a Group Company or any of its current Affiliates) or (ii) has any material Liability for the Taxes of any Person (other than a Group Company or any of its current Affiliates) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-United States Law), as a transferee or successor or by Contract (other than any Contract the principal purpose of which does not relate to Taxes).

(j)            In the past three (3) years, no written claims have been received by any Group Company from any Tax Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by that jurisdiction, which claims have not been resolved or withdrawn.

(k)            No Group Company is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes) and no Group Company is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.

(l)            Each Group Company is a tax resident only in its jurisdiction of formation.

(m)            No Group Company has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(n)            No Group Company has taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Document that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. To the knowledge of the Company, no facts or circumstances exist, other than any facts or circumstances to the extent that such facts or circumstances exist or arise as a result of or related to any act or omission occurring after the signing date of any Capstar Party or any of their respective Affiliates not contemplated by this Agreement and/or any of the Ancillary Documents, that could reasonably be expected to prevent the Merger (or, if applicable, the Alternative Transaction Structure) from qualifying for the Intended Tax Treatment.

Section 3.17      Brokers. Except for fees payable to Persons set forth on Section 3.17 of the Company Disclosure Schedules (which fees shall be the sole responsibility of the Company, except as otherwise provided in Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates for which any of the Group Companies has any obligation.

Section 3.18      Real and Personal Property.

(a)            Owned Real Property. Section 3.18(a)(i) of the Company Disclosure Schedules sets forth a true and complete list (including street addresses) of all Owned Real Property. The Group Companies, have good and marketable title to the Owned Real Property, free and clear of all Liens, except Permitted Liens. Except as set forth on Section 3.18(a)(ii) of the Company Disclosure Schedules, there are no Liens disclosed on existing policies of title insurance or existing surveys for any Owned Real Property. The Owned Real Property has the benefit of all material easements and rights of way, required to use and operate the Owned Real Property in all material respects in the manner in which the Owned Real Property is currently being used and operated by the Group Companies. No Group Company has since December 31, 2018 received written notice of any proposed special assessment that would reasonably be expected to materially and adversely affect the Owned Real Property. No Group Company is party to an agreement leasing, licensing or otherwise granting any Person the right to use or occupy the Owned Real Property, including any subtenants, which lease, license or grant is currently in effect or granted a security interest in the Owned Real Property which security interest is currently in effect (other than Permitted Liens), and the Owned Real Property is not made available for use by any third party . There are no outstanding options, rights of first offer or rights of first refusal to purchase any of the Owned Real Property or any interest therein. There are not pending or, to the Company’s knowledge, threatened condemnation proceedings related to any of the Owned Real Property which would have a material adverse impact on the ability to use the Owned Real Property for the operation of the Business as currently conducted.

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(b)            Leased Real Property. Section 3.18(b) of the Company Disclosure Schedules sets forth a true and complete list (including street addresses) of all real property leased by any of the Group Companies (the “Leased Real Property”) and all Real Property Leases pursuant to which any Group Company is a tenant as of the date of this Agreement. True and complete copies of all such Real Property Leases have been made available to Capstar. Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the applicable Group Company party thereto, enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, each other party thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). There is no material breach or default by any Group Company or, to the Company’s knowledge, any third party under any Real Property Lease, and, to the Company’s knowledge, no event has occurred which (with or without notice or lapse of time or both) would constitute a material breach or default or would permit termination of, or a material modification or acceleration thereof by any party to such Real Property Leases in each case if such event would have a material adverse impact on the ability to use the Leased Real Property for the operation of the Business as currently conducted.

(c)            Personal Property. Each Group Company has good, marketable and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the material assets and properties of the Group Companies reflected in the Financial Statements or thereafter acquired by the Group Companies used or held for use in the operation of the Company’s Business, except for assets disposed of in the ordinary course of business, and such material assets and properties constitute all of the material assets and properties of, or used by, the Group Companies necessary to operate the Business of the Group Companies in the same manner as presently conducted.

Section 3.19      Transactions with Affiliates. Section 3.19 of the Company Disclosure Schedules sets forth all Contracts between (a) any Group Company, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of any Group Company (other than, for the avoidance of doubt, any other Group Company) or any family member of the foregoing Persons, on the other hand (each Person identified in this clause (b), a “Company Related Party”), other than (i) Contracts with respect to a Company Related Party’s employment with (including benefit plans and other ordinary course compensation from) any of the Group Companies entered into in the ordinary course of business, (ii) Contracts with respect to a Company Stockholder’s or a holder of Company Equity Awards’ status as a holder of Equity Securities of the Company and (iii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b). No Company Related Party (A) owns any interest in any material asset used in any Group Company’s business, or (B) owes any material amount to, or is owed any material amount by, any Group Company (other than ordinary course accrued compensation, employee benefits, employee or director expense reimbursement or other transactions entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b)). All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 3.19 are referred to herein as “Company Related Party Transactions”.

Section 3.20      Data Privacy and Security.

(a)            Except as set forth on Section 3.20(a) of the Company Disclosure Schedules, each Group Company has implemented written internal and external policies relating to the Processing of Personal Data as and to the extent required by applicable Privacy Law (“Privacy and Data Security Policies”). Except as set forth on Section 3.20(a) of the Company Disclosure Schedules, for the past three (3) years, each Group Company has at all times complied in all material respects with all applicable Privacy Laws, the Privacy and Data Security Policies, and contractual obligations entered into by a Group Company relating to the Processing of Personal Data and any other applicable industry standards or requirements binding upon such Group Company (collectively, the “Privacy Requirements”).

(b)            The Company has not received notice of any pending Proceedings, nor has there been any material Proceedings against any Group Company initiated by (i) any Person; (ii) the United States Federal Trade Commission, any state attorney general or similar state official; (iii) any other Governmental Entity; or (iv) any state, federal, or international data protection authority, in each case, alleging that any Processing of Personal Data by or on behalf of a Group Company is in violation of any Privacy Requirements.

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(c)            Except as set forth on Section 3.20(c) of the Company Disclosure Schedules, for the past three (3) years, (i) there has been no material unauthorized access, use or disclosure of Personal Data in the possession or control of any Group Company and/or any of the service providers of any Group Company and (ii) there have been no unauthorized intrusions or breaches of security into any Company IT Systems under the control of any Group Company.

(d)            Each Group Company owns or has a license to use the Company IT Systems as necessary to operate the business of each Group Company as currently conducted in all material respects.

(e)            Each Group Company is, and at all times has been, in material compliance with all legal requirements that are applicable to each Group Company’s business as presently conduct pertaining to sales, marketing, and electronic communications, including, without limitation, the U.S. CAN-SPAM Act, the U.S. Telephone Consumer Protection Act (TCPA), and the Fair Credit Reporting Act (FCRA).

(f)            Each Group Company has reasonable procedures in place to ensure that the third parties with which such Group Company shares or transfers Personal Data are required to protect the confidentiality of the shared or transferred Personal Data in compliance with all applicable Privacy Requirements. Each Group Company has contractual arrangements with such third parties that comply with all applicable Privacy Requirements to the extent applicable to the third party’s services, use, or processing of Personal Data.

Section 3.21      Compliance with International Trade & Anti-Corruption Laws.

(a)            Each of the Group Companies is in material compliance with all Sanctions and Export Control Laws, Anti-Corruption Laws, and Anti-Money Laundering Laws.

(b)            There is no Proceeding pending or, to the Company’s knowledge, threatened against any Group Company or their respective Representatives that relates to a violation of Sanctions and Export Control Laws, Anti-Corruption Laws, or Anti-Money Laundering Laws.

(c)            Neither the Group Companies nor, to the Company’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, in the past five (5) years, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions and Export Control Laws; (iii) an entity owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in unlawful dealings with or for the benefit of any Person described in clauses (i) - (iii) or any country or territory which is or has, during the past three (3) years, been the subject of or target of any comprehensive Sanctions and Export Control Laws (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea and Syria).

(d)            Neither the Group Companies nor, to the Company’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made or paid any improper contributions, directly or indirectly, to a domestic or foreign political party or candidate or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws.

Section 3.22      Information Supplied. None of the information supplied or to be supplied by or on behalf of the Group Companies expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the Pre-Closing Capstar Holders or at the time of the Capstar Stockholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

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Section 3.23      Regulatory Compliance.

(a)            Section 3.23(a) of the Company Disclosure Schedules sets forth, as of the date of this Agreement, a complete and correct list of all material Regulatory Permits held by the Group Companies, which are the only Regulatory Permits that are necessary for the Group Companies to conduct their Business. The Group Companies and the Company Products are, and have been for the past three (3) years, in compliance in all material respects with Regulatory Permit requirements (or, in the case of any Regulatory Permit that was awarded to any Group Company during the past three (3) years, since the date of such award), and to the knowledge of the Company, no event, circumstance or state of facts has occurred which (with or without due notice or lapse of time or both) would reasonably be expected to result in the failure of a Group Company to be in compliance in all material respects with the terms of any such Regulatory Permit. To the knowledge of the Company, (i) no Governmental Entity is considering limiting, suspending or revoking any Regulatory Permit and (ii) each third party that is a partner, manufacturer, contractor or agent for the Group Companies is in compliance in all material respects with all Regulatory Permits required by all Healthcare Laws insofar as they reasonably pertain to the Company Products.

(b)            There is (and for the past three (3) years there has been) no material Proceeding against any Group Company related to compliance with Healthcare Laws, and no such Proceedings have been threatened in writing. To the Company’s knowledge, the Group Companies do not have any Liability for failure to comply with any Healthcare Laws.

(c)            All Company Products are being and have at all times been, whether by the Company or a third-party, researched, developed, tested, investigated, manufactured, prepared, packaged, labeled, stored, marketed, distributed and sold in compliance in all material respects with Healthcare Laws or any applicable comparable Law. Company has made available to Capstar complete and correct copies of all material correspondence from any Governmental Entity that indicates lack of compliance with any Healthcare Law in connection with any Group Company facility or operation of the Business, including without limitation any Form FDA-483 observations, warning letters, untitled letters, courtesy letters or similar communications from the FDA. None of the Group Companies has received any correspondence from any Person that indicates lack of compliance in connection with the facilities or operations of the Business with Healthcare Laws or any applicable comparable Law. As of the date of this Agreement, none of the Group Companies has received any written notice that the FDA or other Governmental Entity has commenced, or threatened to initiate, any action to request the recall of any Company Product, or commenced or threatened to initiate any action to suspend or enjoin the research, development, testing, manufacturing, production, sale, distribution, import, or export of any Company Product. None of the Group Companies, nor to the knowledge of the Company, any facility at which any Company Product is or has been produced, manufactured or stored, has any unremediated or open notice of inspectional findings from any Governmental Entity. The Company does not market, distribute, handle or sell any product, or have any product in development, that is classified as a drug or biological product under the FDCA or the United States Public Health Service Act.

(d)            To the knowledge of the Company, the clinical trials conducted by or on behalf of the Group Companies or involving any Company Products are being and have been conducted in all material respects in accordance with all Regulatory Permits, applicable clinical trial protocols, informed consents and applicable requirements and Healthcare Laws, including those of the FDA and any comparable Governmental Entity.

(e)            To the knowledge of the Company and except as set forth in Section 3.23(e) of the Company Disclosure Schedules, as of the date of this Agreement, no Group Company, nor any contract research organization, clinical trial site, or other vendor conducting a clinical trial of any Company Product or engaged in the manufacture, testing, packaging, labeling, marketing, sale or distribution of any Company Product, has undergone any inspection related to any Company Product or has been the subject of any audit, inspection or investigation by or on behalf of any Governmental Entity related to any Company Product.

(f)            During the past three (3) years, the Group Companies have not distributed any Company Products that were upon their shipment by any Group Company adulterated or misbranded in violation of 21 U.S.C. § 331 or any other Governmental Entity’s jurisdiction. No Company Products have been seized, withdrawn, recalled, detained or subject to a suspension (other than in the ordinary course of business) of research, development, testing, manufacturing or distribution, and, to the knowledge of the Company, there are no facts or circumstances reasonably likely to cause (i) the seizure, withdrawal, recall, or detention, or public health notification or safety alert relating to any Company Product or (ii) a termination or suspension of research, development, testing, clinical investigation, manufacturing or distributing of any Company Product, in either case, except as would not have a Company Material Adverse Effect. There are no Proceedings in the United States or any other jurisdiction seeking the withdrawal, recall, revocation, suspension, import detention or seizure of any Company Product pending or, to the Company’s knowledge, threatened against the Group Companies, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

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(g)            None of the Group Companies nor any of their respective directors, managers, officers, employees, or, to the Company’s knowledge, any of their respective individual independent contractors or other service providers, including clinical trial investigators, coordinators, monitors have been within the past three (3) years or are currently disqualified, excluded or debarred from, or threatened with or currently subject to an investigation or proceeding that could result in disqualification, exclusion or debarment under state or federal statutes or regulations, or assessed or threatened with assessment of civil monetary penalties regarding any health care programs of any Governmental Entity, or convicted of any crime regarding health care products or services, or engaged in any conduct that would reasonably be expected to result in any such debarment, exclusion, disqualification, or ineligibility, including, without limitation, (A) debarment under 21 U.S.C. Section 335a or any similar Law; (B) exclusion under 42 U.S.C. Section 1320a-7 or any similar Law; (C) exclusion under 48 CFR Subpart Section 9.4, the System for Award Management Nonprocurement Common Rule or (D) disqualification under 21 CFR Section 812.119. None of the Group Companies nor, to the knowledge of the Company, any of their current or former members, officers, partners, employees, contractors or agents, is or has been subject to any consent decree of, or criminal or civil fine or penalty imposed by, any Governmental Entity related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, or obstruction of an investigation of controlled substances. None of the Group Companies nor to the knowledge of the Company any of their current or former members, officers, partners, employees, contractors or agents has been within the past three (3) years (i) subject to any enforcement, regulatory or administrative proceedings against or affecting the Company or any of its Affiliates relating to or arising under any Healthcare Law and no such enforcement, regulatory or administrative proceeding has been threatened in writing, or (ii) a party to any corporate integrity agreement, monitoring agreement, deferred prosecution agreement, nonprosecution agreement, consent decree, settlement order, or similar agreement imposed by any Governmental Entity. None of the Group Companies nor to the knowledge of the Company any of their officers, directors, employees, agents or contractors have received notice from the FDA, any other Governmental Entity and/or any health insurance institution with respect to debarment, disqualification or restriction, and there is no act, omission, event, or circumstance of which Company is aware that would reasonably be expected to give rise to or lead to any civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, proceeding or request for information pending against any Group Company.

(h)            All material reports, documents, claims, permits and notices required to be filed, maintained or furnished to the FDA or any other Governmental Entity by the Company involving Company Products have been so filed, maintained or furnished. All such reports, documents, claims, permits and notices were complete and accurate in all material respects on the date filed (or were corrected or supplemented by a subsequent filing), and any material updates, changes, corrections or modification to such reports, documents, claims, permits and notices required under applicable Healthcare Laws have been submitted.

(i)            Except would not reasonably be expected to have a material adverse effect individually or in the aggregate, the Group Companies and, to the Company’s knowledge, their Representatives, and any other Persons acting for or on behalf of any of the foregoing, are and have been for the past three (3) years, in compliance with all Healthcare Laws. None of the Group Companies, any of their respective officers, directors, employees or agents, has directly or indirectly offered to pay any remuneration to or solicited any remuneration from, in cash, property or in kind, or made any financial arrangements with, any past or present customer, physician, health care provider, supplier, contractor, third party, or health care program in order to induce or directly or indirectly obtain business or payments for any item or service or for purchasing, leasing, ordering or arranging for or recommending, purchasing, leasing, or ordering any good, service or item. Within the past three (3) years, none of the Group Companies, nor any of their respective officers, directors, employees or agents, has submitted or caused to be submitted any claim for payment to any health care program in violation of any applicable Healthcare Laws.

(j)            To the Company’s knowledge, within the past three (3) years, no officer nor any other employee or agent of any Group Company has (x) made any untrue statement of material fact or fraudulent statement to the FDA or any other Governmental Entity; (y) failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Entity; or (z) committed an act, made a statement or failed to make a statement that would reasonably be expected to provide the basis for the FDA or any other Governmental Entity to refuse to grant a Regulatory Permit for any Company Product.

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(k)            Except as set forth on Section 3.23(k) of the Company Disclosure Schedules, there have been no Proceedings, and no such Proceedings are pending or, to the Company’s knowledge, threatened in writing against any Group Company related to product liability for the Company Products or the Group Company’s services.

(l)            No Company Product is, or has ever been, subject to reimbursement by any state or federal government health care programs, including without limitation Medicare, Medicaid, or TRICARE, or any private health care program, nor has any Group Company participated in or encouraged participation of others in federal reimbursement programs with respect to any Company Product.

Section 3.24      Investigation; No Other Representations.

(a)            The Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the Capstar Parties and (ii) it has been furnished with or given access to such documents and information about the Capstar Parties and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b)            In entering into this Agreement and the Ancillary Documents to which it is or will be a party, the Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 4, in the Ancillary Documents to which it is or will be a party, and in the certificate delivered pursuant to Section 6.3(c)(i) and no other representations or warranties of any Capstar Party, any Capstar Non-Party Affiliate or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 4, in the Ancillary Documents to which it is or will be a party and in the certificate delivered pursuant to Section 6.3(c)(i), none of the Capstar Parties, any Capstar Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 3.25      EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ANY CAPSTAR PARTY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 3, THE ANCILLARY DOCUMENTS OR THE CERTIFICATE DELIVERED PURSUANT TO SECTION 6.2(D)(I), NONE OF THE COMPANY, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON MAKES, AND THE COMPANY EXPRESSLY DISCLAIMS, AND THE CAPSTAR PARTIES HEREBY AGREE THAT THEY ARE NOT RELYING ON, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE ACCURACY OR COMPLETENESS OF THE MATERIALS OR ANY OTHER INFORMATION RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE GROUP COMPANIES THAT HAVE BEEN MADE AVAILABLE TO ANY CAPSTAR PARTY OR ANY OF THEIR REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE GROUP COMPANIES BY THE MANAGEMENT OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY ANY CAPSTAR PARTY OR ANY CAPSTAR NON-PARTY AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE 3, THE ANCILLARY DOCUMENTS OR THE CERTIFICATE DELIVERED PURSUANT TO SECTION 6.2(D)(I), IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY ANY GROUP COMPANY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY ANY CAPSTAR PARTY OR ANY CAPSTAR NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, CLAIMS AGAINST ANY PERSON SHALL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN ARTICLE 3, THE ANCILLARY DOCUMENTS OR THE CERTIFICATE DELIVERED PURSUANT TO SECTION 6.2(D)(I) BY SUCH PERSON.

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Article 4
REPRESENTATIONS AND WARRANTIES RELATING TO THE Capstar PARTIES

(a)            Subject to Section 8.8, except as set forth on the Capstar Disclosure Schedules, or (b) except as set forth in any Capstar SEC Reports (excluding any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature), each Capstar Party hereby represents and warrants to the Company as follows:

Section 4.1      Organization and Qualification. Each Capstar Party is a corporation duly organized, incorporated, validly existing and in good standing under the Laws of the State of Delaware.

Section 4.2      Authority. Each Capstar Party has the requisite corporate power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is or will be a party and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the Capstar Stockholder Approval and the approvals and consents to be obtained by Merger Sub pursuant to Section 5.10, the execution and delivery of this Agreement, the Ancillary Documents to which a Capstar Party is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate action on the part of such Capstar Party. This Agreement has been and each Ancillary Document to which a Capstar Party is or will be a party will be, upon execution thereof, duly and validly executed and delivered by such Capstar Party and constitutes or will constitute, upon execution thereof, as applicable, a valid, legal and binding agreement of such Capstar Party (assuming this Agreement has been and the Ancillary Documents to which such Capstar Party is or will be a party are or will be, upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against such Capstar Party in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 4.3      Consents and Requisite Governmental Approvals; No Violations.

(a)            No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of a Capstar Party with respect to such Capstar Party’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the transactions contemplated by this Agreement or by the Ancillary Documents, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) such filings with and approvals of NYSE to permit the Capstar Shares to be issued in connection with the transactions contemplated by this Agreement and the other Ancillary Documents to be listed on NYSE, (iv) filing of the Certificate of Merger, (v) the approvals and consents to be obtained by Merger Sub pursuant to Section 5.10, (vi) the Capstar Stockholder Approval, (vii) the Sponsor Approval or (viii) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Capstar Material Adverse Effect.

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(b)            Neither the execution, delivery or performance by a Capstar Party of this Agreement nor the Ancillary Documents to which a Capstar Party is or will be a party nor the consummation by a Capstar Party of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Governing Documents of a Capstar Party, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which a Capstar Party is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which any such Capstar Party or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) of a Capstar Party, except in the case of clauses (ii) through (iv) above, as would not have a Capstar Material Adverse Effect.

Section 4.4      Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 4.4 of the Capstar Disclosure Schedules (which fees shall be the sole responsibility of the Capstar, except as otherwise provided in Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Capstar for which Capstar has any obligation.

Section 4.5      Information Supplied. None of the information supplied or to be supplied by or on behalf of either Capstar Party expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the Pre-Closing Capstar Holders or at the time of the Capstar Stockholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.6      Capitalization of the Capstar Parties.

(a)            Section 4.6(a) of the Capstar Disclosure Schedules sets forth a true and complete statement of the number and class or series (as applicable) of all of the issued and outstanding Capstar Shares as of immediately prior to the consummation of the Merger. All outstanding Equity Securities of Capstar (except to the extent such concepts are not applicable under the applicable Law of Capstar’s jurisdiction of organization, incorporation or formation, as applicable, or other applicable Law) prior to the consummation of the Merger have been duly authorized and validly issued and are fully paid and non-assessable. Such Equity Securities (i) were not issued in violation of the Governing Documents of Capstar and (ii) are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than transfer restrictions under applicable Securities Laws or under the Governing Documents of Capstar) and were not issued in violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person. Except for the Capstar Shares set forth on Section 4.6(a) of the Capstar Disclosure Schedules (taking into account, for the avoidance of doubt, any changes or adjustments to the Capstar Shares as a result of, or to give effect to, the Merger and assuming that no Capstar Stockholder Redemptions are effected), immediately prior to Closing, there shall be no other outstanding Equity Securities of Capstar.

(b)            After giving effect to the Merger and the transactions contemplated by this Agreement, (i) the Transaction Share Consideration will be duly authorized, validly issued and fully paid and non-assessable, (ii) will not be issued in violation of the Governing Documents of Capstar and (iii) will not be subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than transfer restrictions under applicable Securities Laws or under the Governing Documents of the Company) and will not be issued in violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person.

(c)            Except as expressly contemplated by this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or as otherwise mutually agreed to by the Company and Capstar, there are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require Capstar, and, except as expressly contemplated by this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or as otherwise mutually agreed in writing by the Company and Capstar, there is no obligation of Capstar, to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of Capstar.

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(d)            The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.01 per share, and as of the date hereof, all such shares are issued and outstanding. The Equity Securities of Merger Sub outstanding as of the date of this Agreement (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law, and (iii) were not issued in breach or violation of any preemptive rights or Contract to which Merger Sub is a party or bound. All of the outstanding Equity Securities of Merger Sub are owned directly by Capstar free and clear of all Liens (other than transfer restrictions under applicable Securities Law). As of the date of this Agreement, Capstar has no Subsidiaries other than Merger Sub and does not own, directly or indirectly, any Equity Securities in any Person other than Merger Sub.

Section 4.7      SEC Filings. Capstar has timely filed or furnished all statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since its initial public offering (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “Capstar SEC Reports”), and, as of the Closing, will have filed or furnished all other statements, forms, reports and other documents required to be filed or furnished by it subsequent to the date of this Agreement with the SEC pursuant to Federal Securities Laws through the Closing (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, but excluding the Registration Statement / Proxy Statement, the “Additional Capstar SEC Reports”). Each of the Capstar SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, complied and each of the Additional Capstar SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, will comply, in all material respects with the applicable requirements of the Federal Securities Laws (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the Capstar SEC Reports or the Additional Capstar SEC Reports (for purposes of the Additional Capstar SEC Reports, assuming that the representation and warranty set forth in Section 3.22 is true and correct in all material respects with respect to all information supplied by or on behalf of Group Companies expressly for inclusion or incorporation by reference therein). As of their respective dates of filing, the Capstar SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading (for purposes of the Additional Capstar SEC Reports, assuming that the representation and warranty set forth in Section 3.22 is true and correct in all material respects with respect to all information supplied by or on behalf of Group Companies expressly for inclusion or incorporation by reference therein). As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters received from the SEC with respect to the Capstar SEC Reports.

Section 4.8      Trust Account. As of the date of this Agreement, Capstar has an amount in cash in the Trust Account equal to at least $276,149,000. The funds held in the Trust Account are (a) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations and (b) held in trust pursuant to that certain Investment Management Trust Agreement, dated as of July 10, 2020 (the “Trust Agreement”), between Capstar and Continental, as trustee (the “Trustee”). There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Capstar SEC Reports to be inaccurate in any material respect or, to Capstar’s knowledge, that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the Pre-Closing Capstar Holders who shall have elected to redeem their Capstar Class A Shares pursuant to the Governing Documents of Capstar or (iii) if Capstar fails to complete a business combination within the allotted time period set forth in the Governing Documents of Capstar and liquidates the Trust Account, subject to the terms of the Trust Agreement, Capstar (in limited amounts to permit Capstar to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of Capstar) and then the Pre-Closing Capstar Holders. Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of Capstar and the Trust Agreement. Capstar has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with the Trust Agreement, and, to the knowledge of Capstar, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. As of the date of this Agreement, there are no claims or proceedings pending with respect to the Trust Account. Capstar has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). Upon the consummation of the transactions contemplated hereby, including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes or (B) to the Pre-Closing Capstar Holders who have elected to redeem their Capstar Class A Shares pursuant to the Governing Documents of Capstar, each in accordance with the terms of and as set forth in the Trust Agreement, Capstar shall have no further obligation under either the Trust Agreement or the Governing Documents of Capstar to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.

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Section 4.9      Transactions with Affiliates. Section 4.9 of the Capstar Disclosure Schedules sets forth all Contracts between (a) Capstar, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder (including the Sponsor) or Affiliate of either Capstar or the Sponsor, on the other hand (each Person identified in this clause (b), an “Capstar Related Party”), other than (i) Contracts with respect to a Capstar Related Party’s employment with, or the provision of services to, Capstar entered into in the ordinary course of business (including benefit plans, indemnification arrangements and other ordinary course compensation), or (ii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.11 or entered into in accordance with Section 5.11. No Capstar Related Party (A) owns any interest in any material asset used in the business of Capstar, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material client, supplier, customer, lessor or lessee of Capstar or (C) owes any material amount to, or is owed material any amount by, Capstar. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.9 are referred to herein as “Capstar Related Party Transactions”.

Section 4.10      Litigation. There is (and since its organization, incorporation or formation, as applicable, there has been) no Proceeding pending or, to Capstar’s knowledge, threatened against or involving any Capstar Party that, if adversely decided or resolved, would be material to the Capstar Parties, taken as a whole, or which in any manner challenges or seeks to prevent the transactions contemplated hereby. None of the Capstar Parties nor any of their respective properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by any Capstar Party pending against any other Person.

Section 4.11      Compliance with Applicable Law. Each Capstar Party is (and since its incorporation has been) in compliance with all applicable Laws, except as would not have a Capstar Material Adverse Effect. Except as would not be material to Capstar, without limiting the foregoing, none of the Capstar Parties have violated or, to Capstar’s knowledge, are under investigation with respect to, or have been threatened in writing or charged with or given notice of any violation of any provisions of: (a) Privacy Laws (substituting “Capstar Parties” for “Group Companies” in the definition thereof) and Laws applicable to lending activities; (b) the U.S. Foreign Corrupt Practices Act (FCPA); (c) any comparable or similar Law of any jurisdiction; or (d) any Law regulating or covering conduct in, or the nature of, the workplace, including regarding sexual harassment or, on any impermissible basis, a hostile work environment.

Section 4.12      Business Activities.

(a)            Since its incorporation, Capstar has not conducted any business activities other than activities (i) in connection with or incident or related to its incorporation or continuing corporate (or similar) existence, (ii) directed toward the accomplishment of a business combination, including those incident or related to or incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby or (iii) those that are administrative, ministerial or otherwise immaterial in nature. Except as set forth in Capstar’s Governing Documents, there is no Contract binding upon any Capstar Party or to which any Capstar Party is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it or its Subsidiaries, any acquisition of property by it or its Subsidiaries or the conduct of business by it or its Subsidiaries (including, in each case, following the Closing).

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(b)            Merger Sub was incorporated solely for the purpose of entering into this Agreement, the Ancillary Documents and consummating the transactions contemplated hereby and thereby and has not engaged in any activities or business, other than those incident or related to or incurred in connection with its incorporation or continuing corporate existence or the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby.

Section 4.13      Internal Controls; Listing; Financial Statements.

(a)            Except as is not required in reliance on exemptions from various reporting requirements by virtue of Capstar’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, since its initial public offering, (i) Capstar has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Capstar’s financial reporting and the preparation of Capstar’s financial statements for external purposes in accordance with GAAP and (ii) Capstar has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to Capstar is made known to Capstar’s principal executive officer and principal financial officer by others within Capstar.

(b)            Capstar has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c)            Since its initial public offering, Capstar has complied in all material respects with all applicable listing and corporate governance rules and regulations of NYSE. The classes of securities representing issued and outstanding Capstar Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NYSE. There is no Proceeding pending or, to the knowledge of Capstar, threatened against Capstar by NYSE or the SEC with respect to any intention by such entity to deregister Capstar Class A Shares or prohibit or terminate the listing of Capstar Class A Shares on NYSE. Capstar has not taken any action that is designed to terminate the registration of Capstar Class A Shares under the Exchange Act.

(d)            The Capstar SEC Reports contain true and complete copies of the applicable Capstar Financial Statements. Except as disclosed in the Capstar SEC Reports, the Capstar Financial Statements (i) fairly present in all material respects the financial position of Capstar as at the respective dates thereof, and the results of its operations, stockholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (iii) in the case of the audited Capstar Financial Statements, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(e)            Capstar has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for Capstar’s and its Subsidiaries’ assets. Capstar maintains and, for all periods covered by the Capstar Financial Statements, has maintained books and records of Capstar in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of Capstar in all material respects.

(f)            Since its incorporation, Capstar has not received any written complaint, allegation, assertion or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of Capstar to Capstar’s knowledge, (ii) a “material weakness” in the internal controls over financial reporting of Capstar to Capstar’s knowledge or (iii) fraud, whether or not material, that involves management or other employees of Capstar who have a significant role in the internal controls over financial reporting of Capstar.

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Section 4.14      No Undisclosed Liabilities. Except for the Liabilities (a) set forth in Section 4.14 of the Capstar Disclosure Schedules, (b) incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby (it being understood and agreed that the expected third parties that are, as of the date hereof, entitled to fees, expenses or other payments in connection with the matters described in this clause (b) shall be set forth on Section 4.14 of the Capstar Disclosure Schedules), (c) that are incurred in connection with or incident or related to a Capstar Party’s incorporation, or continuing corporate existence, in each case, which are immaterial in nature, (d) that are incurred in connection with activities that are administrative or ministerial, in each case, which are immaterial in nature, (e) that are either permitted pursuant to Section 5.11(d) or incurred in accordance with Section 5.11(d) (for the avoidance of doubt, in each case, with the written consent of the Company) or (f) set forth or disclosed in the Capstar Financial Statements included in the Capstar SEC Reports, none of the Capstar Parties has any Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.

Section 4.15      Tax Matters.

(a)            Capstar has prepared and filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and Capstar has paid all material Taxes required to have been paid or deposited by it regardless of whether shown on a Tax Return.

(b)            Capstar has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party.

(c)            Capstar is not currently the subject of a Tax audit or examination with respect to material taxes. Capstar has not been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed, in each case with respect to material Taxes.

(d)            Capstar has not consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business, in each case with respect to material Taxes.

(e)            No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to any Capstar Party which agreement or ruling would be effective after the Closing Date.

(f)            None of the Capstar Parties is and none of the Capstar Parties has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g)            None of the Capstar Parties has taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Documents that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. To the knowledge of Capstar, no facts or circumstances exist, other than any facts or circumstances to the extent that such facts or circumstances exist or arise as a result of or related to any act or omission occurring after the signing date by a Group Company or a Company Stockholder or any of their respective Affiliates in each case not contemplated by this Agreement and/or any of the Ancillary Documents, that could reasonably be expected to prevent the Merger (or, if applicable, the Alternative Transaction Structure) from qualifying for the Intended Tax Treatment.

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Section 4.16      Investigation; No Other Representations.

(a)            Each Capstar Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects, of the Group Companies and (ii) it has been furnished with or given access to such documents and information about the Group Companies and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b)            In entering into this Agreement and the Ancillary Documents to which it is or will be a party, each Capstar Party has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 3, in the Ancillary Documents to which it is or will be a party, and in the certificate delivered pursuant to Section 6.2(d)(i) and no other representations or warranties of the Company, any Company Non-Party Affiliate or any other Person, either express or implied, and each Capstar Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 3, in the Ancillary Documents to which it is or will be a party, and in the certificate delivered pursuant to Section 6.2(d)(i), none of the Company, any Company Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 4.17      Employees and Employee Benefit Plans. None of the Capstar Parties (a) have any paid employees or (b) maintain, sponsor, contribute to or otherwise have any liability under any Employee Benefit Plans (substituting “Capstar Party” for “Group Company” in the definition thereof). Neither the execution and delivery of this Agreement or the Ancillary Documents to which it is or will be a party nor the consummation of the transactions contemplated hereby and thereby will: (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of Capstar; or (ii) result in the acceleration of the time of payment or vesting of any such benefits. Other than reimbursement of any out-of-pocket expenses incurred by Capstar’s officers and directors in connection with activities on Capstar’s behalf in an aggregate amount not in excess of the amount of cash held by Capstar outside of the Trust Account, Capstar has no unsatisfied material liability with respect to any officer or director.

Section 4.18      Properties. Capstar does not own, license or otherwise have any right, title or interest in any material Intellectual Property Rights (other than Marks). Capstar does not own, or otherwise have an interest in, any real property, including under any real property lease, sublease, space sharing, license or other occupancy agreement.

Section 4.19      PIPE Investment.

(a)            Capstar has delivered to the Company a true, correct and complete copy of the Subscription Agreement entered into by Capstar with the PIPE Investors named therein, pursuant to which the PIPE Investors have committed to provide equity financing to Capstar solely for purposes of consummating the transactions contemplated hereby in the aggregate amount of the Subscription Agreement (the “PIPE Investment Amount”). As of the date of this Agreement, there are no other agreements, side letters, or arrangements between Capstar and any PIPE Investor relating to the Subscription Agreement.

(b)            As of the date of this Agreement, no fees, consideration or other discounts are payable or have been agreed to by Capstar or any of its Subsidiaries (including, from and after the Closing, the Company and its Subsidiaries) to any PIPE Investor in respect of its portion of the PIPE Investment Amount.

Section 4.20      Compliance with International Trade & Anti-Corruption Laws.

(a)            Since Capstar’s incorporation, neither Capstar nor, to Capstar’s knowledge, any of its Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions and Export Control Laws; (iii) an entity owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in unlawful dealings with or for the benefit of any Person described in clauses (i) - (iii) or any country or territory which is or has, since Capstar’s incorporation, been the subject of or target of any Sanctions and Export Control Laws (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea, Venezuela and Syria).

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(b)            Since Capstar’s incorporation, neither Capstar nor, to Capstar’s knowledge, any of its Representatives, or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made or paid any improper contributions, directly or indirectly, to a domestic or foreign political party or candidate or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws.

Section 4.21      No Capstar Material Adverse Effect. No Capstar Material Adverse Effect is occurring as of the date of this Agreement.

Section 4.22      EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 4, THE ANCILLARY DOCUMENTS OR THE CERTIFICATE DELIVERED PURSUANT TO SECTION 6.3(C)(I), NONE OF THE CAPSTAR PARTIES, ANY CAPSTAR NON-PARTY AFFILIATE OR ANY OTHER PERSON MAKES, AND EACH CAPSTAR PARTY EXPRESSLY DISCLAIMS, AND THE COMPANY HEREBY AGREES THAT IT IS NOT RELYING ON, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE ACCURACY OR COMPLETENESS OF MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF ANY CAPSTAR PARTY THAT HAVE BEEN MADE AVAILABLE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF ANY CAPSTAR PARTY BY OR ON BEHALF OF THE MANAGEMENT OF SUCH CAPSTAR PARTY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY COMPANY NON-PARTY AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 4, THE ANCILLARY DOCUMENTS OR THE CERTIFICATE DELIVERED PURSUANT TO SECTION 6.3(C)(I), IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING, BUT NOT LIMITED TO, ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF ANY CAPSTAR PARTY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF ANY CAPSTAR PARTY, ANY CAPSTAR NON-PARTY AFFILIATE OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY COMPANY NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, CLAIMS AGAINST ANY PERSON SHALL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN ARTICLE 4, THE ANCILLARY DOCUMENTS OR THE CERTIFICATE DELIVERED PURSUANT TO SECTION 6.3(C)(I) BY SUCH PERSON.

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Article 5
COVENANTS

Section 5.1      Conduct of Business of the Company.

(a)            From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(a) of the Company Disclosure Schedules, or as consented to in writing by Capstar (it being agreed that any request for a consent shall not be unreasonably withheld, conditioned or delayed), (i) operate the business of the Group Companies in the ordinary course in all material respects and (ii) use commercially reasonable efforts to maintain and preserve intact in all material respects the business organization, assets, Permits, properties and material business relations of the Group Companies, taken as a whole

(b)            Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(b) of the Company Disclosure Schedules or as consented to in writing by Capstar (such consent, other than in the case of Section 5.1(b)(i), Section 5.1(b)(ii), Section 5.1(b)(iii), Section 5.1(b)(iv), 5.1(b)(v), Section 5.1(b)(x), Section 5.1(b)(xii) or Section 5.1(b)(xiii) (to the extent related to any of the foregoing), not to be unreasonably withheld, conditioned or delayed), not do any of the following:

(i)            declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of any Group Company or repurchase any outstanding Equity Securities of any Group Company, other than dividends or distributions, declared, set aside or paid by any of the Company’s Subsidiaries to the Company or any Subsidiary that is, directly or indirectly, wholly owned by the Company;

(ii)            (A) merge, consolidate, combine or amalgamate any Group Company with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;

(iii)            adopt any amendments, supplements, restatements or modifications to any Group Company’s Governing Documents or the Company Stockholders Agreement;

(iv)            transfer, issue, sell, grant or otherwise directly or indirectly dispose of, or subject to a Lien, (A) any Equity Securities of any Group Company or (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Group Company to issue, deliver or sell any Equity Securities of any Group Company, other than the issuance of shares of the applicable class of capital stock of the Company upon the exercise or conversion of any Company Options and/or Company Warrants outstanding on the date of this Agreement in accordance with the terms of the applicable Company Equity Plan and the underlying grant, award or similar agreement;

(v)            incur, create or assume any Indebtedness, other than ordinary course trade payables;

(vi)            make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person, other than (A) intercompany loans or capital contributions between the Company and any of its wholly owned Subsidiaries and (B) the reimbursement of expenses of employees in the ordinary course of business;

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(vii)            except (x) as required under the terms of any Employee Benefit Plan of any Group Company that is set forth on the Section 3.11(a) of the Company Disclosure Schedules, (y) in the ordinary course of business consistent with past practice (it being understood and agreed, for the avoidance of doubt, that in no event shall the exception in this clause (y) be deemed or construed as permitting any Group Company to take any action that is not permitted by any other provision of this Section 5.1(b)), or (z) as required by applicable Law, (A) amend, modify, adopt, enter into or terminate any material Employee Benefit Plan of any Group Company or any material benefit or compensation plan, policy, program or Contract that would be an Employee Benefit Plan if in effect as of the date of this Agreement, (B) increase the compensation or benefits payable to any current or former director, manager, officer, employee, or Contingent Worker of any Group Company earning annual compensation in excess of $150,000, or increase the aggregate annual compensation or benefits payable to any other current or former director, manager, officer, employee, or Contingent Worker of any Group Company to be greater than $150,000, (C) take any action to accelerate any payment, right to payment, or benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any current or former director, manager, officer, employee, or Contingent Worker of any Group Company, (D) take any action to accelerate the vesting of any Company Options or Restricted Shares; (E) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, (F) pay any special bonus or special remuneration to any director, officer or employee of any Group Company, (G) terminate or furlough the employment of any director, officer, management-level or key employee of any Group Company, or (H) enter into a settlement agreement with any current or former director, officer, or employee of any Group Company;

(viii)            make, change or revoke any material election concerning Taxes, claim any reserve that may cause a material income inclusion in any Tax period after Closing;

(ix)            enter into any settlement, conciliation or similar Contract the performance of which would involve the payment by the Group Companies in excess of $1,000,000, in the aggregate, or that imposes, or by its terms will impose at any point in the future, any material, non-monetary obligations on any Group Company (or Capstar or any of its Affiliates after the Closing);

(x)            authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any Group Company;

(xi)            change any Group Company’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;

(xii)            enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement;

(xiii)            make any Change of Control Payment that is not set forth on Section 3.2(f) of the Company Disclosure Schedules;

(xiv)            (A) amend, modify or terminate any Material Contract of the type described in Section 3.7(a)(ix) (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such Material Contract pursuant to its terms), (B) waive any material benefit or right under any Material Contract of the type described in Section 3.7(a)(ix) or (C) enter into any Contract that would constitute a Material Contract of the type described in Section 3.7(a)(ix);

(xv)            terminate or fail to timely renew, or otherwise take any act or omission that would impair the continued maintenance or renewal of, any Permit required for the operation of the Business as it is currently conducted; or

(xvi)            enter into any Contract or otherwise agree to take, or cause to be taken, any of the actions set forth in this Section 5.1.

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Notwithstanding anything in this Section 5.1 or this Agreement to the contrary, (a) nothing set forth in this Agreement shall give Capstar, directly or indirectly, the right to control or direct the operations of the Group Companies prior to the Closing, (b) any action taken, or omitted to be taken, by any Group Company to the extent such act or omission is reasonably determined by the Company, based on the advice of outside legal counsel, to be necessary to comply with any Law, Order, directive, pronouncement or guideline issued by a Governmental Entity providing for business closures, “sheltering-in-place” or other restrictions that relate to, or arise out of, COVID-19 shall in no event be deemed to constitute a breach of Section 5.1 and (c) any action taken, or omitted to be taken, by any Group Company to the extent that the board of directors of the Company reasonably determines that such act or omission is necessary in response to COVID-19 to maintain and preserve in all material respects the business organization, assets, properties and material business relations of the Group Companies, taken as a whole, shall not be deemed to constitute a breach of Section 5.1; provided, however, (i) in the case of each of clause (b) and (c), the Company shall give Capstar prior written notice of any such act or omission to the extent reasonably practicable, which notice shall describe in reasonable detail the act or omission and the reason(s) that such act or omission is being taken, or omitted to be taken, pursuant to clause (b) or (c) and reasonably consult with Capstar prior to the taking of any such action or omission to take such action and, in the event that it is not reasonably practicable for the Company to give the prior written notice described in this clause (i), the Company shall instead give such written notice to Capstar promptly after such act or omission and (ii) in no event shall clause (b) or (c) be applicable to any act or omission of the type described in Section 5.1(b)(i), Section 5.1(b)(ii), Section 5.1(b)(iii), Section 5.1(b)(iv), Section 5.1(b)(v), Section 5.1(b)(vii), Section 5.1(b)(x), Section 5.1(b)(xii), Section 5.1(b)(xiii), Section 5.1(b)(xiv) or Section 5.1(b)(xv) (to the extent related to any of the foregoing).

Section 5.2      Efforts to Consummate; Litigation.

(a)            Subject to the terms and conditions herein provided, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the transactions contemplated by this Agreement (including (i) the satisfaction, but not waiver, of the closing conditions set forth in Article 6 and, in the case of any Ancillary Document to which such Party will be a party after the date of this Agreement, to execute and delivery such Ancillary Document when required pursuant to this Agreement, (ii) using reasonable best efforts to obtain the PIPE Financing on the terms and subject to the conditions set forth in the Subscription Agreements and (iii) the Company taking, or causing to be taken, all actions necessary or advisable to cause the agreements set forth on Section 5.2(a) of the Company Disclosure Schedules to be terminated effective as of the Closing without any further obligations or liabilities to the Company or any of its Affiliates (including the other Group Companies and, from and after the Effective Time, Capstar)). Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to obtain, file with or deliver to, as applicable, any Consents of any Governmental Entities or other Persons necessary, proper or advisable to consummate the transactions contemplated by this Agreement or the Ancillary Documents. The Company shall bear the costs incurred in connection with obtaining such Consents; provided, however, that the Capstar Parties, on the one hand, and the Company, on the other hand, shall pay fifty percent (50%) of the HSR Act filing fee; provided, further, that each Party shall bear its out-of-pocket costs and expenses in connection with the preparation of any such Consents. Each Party shall (i) make any appropriate filings pursuant to the HSR Act with respect to the transactions contemplated by this Agreement promptly (and in any event within five (5) Business Days) following the date of this Agreement and (ii) respond as promptly as reasonably practicable to any requests by any Governmental Entity for additional information and documentary material that may be requested pursuant to the HSR Act. Capstar shall promptly inform the Company of any communication between any Capstar Party, on the one hand, and any Governmental Entity, on the other hand, and the Company shall promptly inform Capstar of any communication between the Company, on the one hand, and any Governmental Entity, on the other hand, in either case, regarding any of the transactions contemplated by this Agreement or any Ancillary Document. Without limiting the foregoing, (A) the Parties agree that if available to request early termination of the applicable waiting period under the HSR Act, and (B) each Party and their respective Affiliates shall not extend any waiting period, review period or comparable period under the HSR Act or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated hereby or by the Ancillary Documents, except with the prior written consent of Capstar and the Company. Nothing in this Section 5.2 obligates any Party or any of its Affiliates to agree to (i) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets, lines of business or facilities of any Group Company or any entity, facility, line of business or asset of such Party or any of its Affiliates, (ii) terminate, amend or assign existing relationships and contractual rights or obligations, (iii) amend, assign or terminate existing licenses or other agreements, or (iv) enter into new licenses or other agreements. No Party shall agree to any of the foregoing measures with respect to any other Party or any of its Affiliates, except with Capstar’s and the Company’s prior written consent.

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(b)            From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, the Capstar Parties, on the one hand, and the Company, on the other hand, shall give counsel for the Company (in the case of any Capstar Party) or Capstar (in the case of the Company), a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Entity relating to the transactions contemplated by this Agreement or the Ancillary Documents. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with, in the case of any Capstar Party, the Company, or, in the case of the Company, Capstar in advance and, to the extent not prohibited by such Governmental Entity, gives, in the case of any Capstar Party, the Company, or, in the case of the Company, Capstar, the opportunity to attend and participate in such meeting or discussion.

(c)            Notwithstanding anything to the contrary in the Agreement, in the event that this Section 5.2 conflicts with any other covenant or agreement in this Article 5 that is intended to specifically address any subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict.

(d)            From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, Capstar, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any stockholder demands or other stockholder Proceedings (including derivative claims) relating to this Agreement, any Ancillary Document or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of Capstar, any of the Capstar Parties or any of their respective Representatives (in their capacity as a representative of a Capstar Party) or, in the case of the Company, any Group Company or any of their respective Representatives (in their capacity as a representative of a Group Company). Capstar and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation (to the extent such action would not jeopardize an attorney-client privilege or the attorney work product doctrine), (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with the other, including with respect to the defense, settlement and compromise of any such Transaction Litigation. Notwithstanding the foregoing, Capstar shall, subject to and without limiting the covenants and agreements, and the rights of the Company, set forth in the immediately preceding sentence, control the negotiation, defense and settlement of any such Transaction Litigation; provided, however, that in no event shall Capstar or any of its respective Representatives settle or compromise any Transaction Litigation without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed).

Section 5.3      Confidentiality and Access to Information.

(a)            The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that this Section 5.3(a) or either Confidentiality Agreement conflicts with any other covenant or agreement contained herein or any Ancillary Document that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained herein shall govern and control to the extent of such conflict.

(b)            From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, the Company shall provide, or cause to be provided, to Capstar and its Representatives during normal business hours (i) reasonable access to the directors, officers, books and records and of the Group Companies and (ii) virtual access to the premises and access to periodic updates with respect to the manufacturing build-out of the plants located in Calimera and Lecce in Puglia, Italy, in each case, in a manner so as to not interfere with the normal business operations of the Group Companies). Notwithstanding the foregoing, none of the Group Companies shall be required to provide to Capstar or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any Group Company is subject, including any Privacy Law, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of any Group Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any Group Company under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the Company shall, and shall cause the other Group Companies to, use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if any Group Company, on the one hand, and any Capstar Party, any Capstar Non-Party Affiliate or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

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(c)            From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, Capstar shall provide, or cause to be provided, to the Company and its Representatives during normal business hours reasonable access to the directors, officers, books and records of the Capstar Parties (in a manner so as to not interfere with the normal business operations of the Capstar Parties). Notwithstanding the foregoing, Capstar shall not be required to provide, or cause to be provided to, the Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any Capstar Party is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of any Capstar Party with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any Capstar Party under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), Capstar shall use, and shall cause the other Capstar Parties to use, commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if a Capstar Party, on the one hand, and any Group Company, any Company Non-Party Affiliate or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that Capstar shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

Section 5.4      Public Announcements.

(a)            Subject to Section 5.4(b), Section 5.8 and Section 5.9, none of the Parties or any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of, prior to the Closing, the Company and Capstar or, after the Closing, Capstar; provided, however, that each Party may make any such announcement or other communication (i) if such announcement or other communication is required by applicable Law, in which case (A) prior to the Closing, the disclosing Party and its Representatives shall use reasonable best efforts to consult with the Company, if the disclosing party is any Capstar Party, or Capstar, if the disclosing party is the Company, to review such announcement or communication and the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith, or (B) after the Closing, the disclosing Party and its Representatives shall use reasonable best efforts to consult with Capstar and the disclosing Party shall consider such comments in good faith, (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 5.4 and (iii) to Governmental Entities in connection with any Consents required to be made or obtained under this Agreement, the Ancillary Documents or in connection with the transactions contemplated hereby or thereby. Notwithstanding anything to the contrary in this Section 5.4 or otherwise in this Agreement, the Parties agree that the Sponsor and its Affiliates may provide general information about the subject matter of this Agreement and the transactions contemplated hereby to any direct or indirect current or prospective investor or in connection with normal fund raising or related marketing or informational or reporting activities, in each case, of any Affiliate of the Sponsor.

(b)            The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release in the form agreed by the Company and Capstar prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the execution of this Agreement on the day thereof. Promptly after the execution of this Agreement, Capstar shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and Capstar shall consider such comments in good faith. The Company, on the one hand, and Capstar, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or Capstar, as applicable) a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”) prior to the Closing, and, on the Closing Date, the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), Capstar shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Securities Laws. In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.

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Section 5.5      [Reserved.]

Section 5.6      Tax Matters.

(a)            Tax Treatment.

(i)            The Parties intend that, for U.S. federal and applicable state and local income tax purposes, (i) the Merger shall be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368 of the Code, and each Party shall, and shall cause its respective Affiliates to, use reasonable best efforts to so qualify and (ii) the Company Stockholders shall be treated as the owners of the Earn Out Shares as of the Closing Date and such Earn Out Shares shall be treated as stock for purposes of Sections 368 and 354 of the Code. The Parties shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise), the treatment described in this Section 5.6(a)(i) unless required to do so pursuant to a “determination” that is final within the meaning of Section 1313(a) of the Code. Notwithstanding anything to the contrary herein, if, after the date hereof but prior to the time at which the Required Capstar Stockholder Approval has been obtained Capstar and the Company mutually determine in good faith that the Merger is not reasonably expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the Parties shall use commercially reasonable efforts to restructure the transactions contemplated hereby (such restructured transactions, the “Alternative Transaction Structure”) in a manner that is reasonably expected to cause the Alternative Transaction Structure to so qualify, including by adding a second merger to take place immediately after the Merger whereby the surviving company in the Merger would merge with and into a new limited liability company that is a wholly-owned Subsidiary of Capstar (“Newco”), with Newco being the surviving company in such merger.

(ii)            Capstar and the Company hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). From the date hereof through the Closing, and following the Closing, the Parties shall not, and shall not permit or cause their respective Affiliates to, take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede the Merger qualifying for the Intended Tax Treatment.

(iii)            If, in connection with the preparation and filing of the Registration Statement / Proxy Statement, the SEC requests or requires that tax opinions be prepared and submitted in such connection, Capstar and the Company shall deliver to Kramer Levin Naftalis & Frankel LLP and Goodwin Procter LLP, respectively, customary Tax representation letters satisfactory to its counsel, dated and executed as of the date the Registration Statement / Proxy Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such counsel in connection with the preparation and filing of the Registration Statement / Proxy Statement, and, if required, Goodwin Procter LLP shall furnish an opinion, subject to customary assumptions and limitations, to the effect that the Intended Tax Treatment should apply to the Merger.

(b)            Tax Matters Cooperation. Each of the Parties shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns, and any audit or tax proceeding. Such cooperation shall include the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any tax proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided.

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Section 5.7      Exclusive Dealing.

(a)            From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause the other Group Companies and its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate, encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Company Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a Company Acquisition Proposal; (iv) prepare or take any steps in connection with a public offering of any Equity Securities of any Group Company (or any Affiliate or successor of any Group Company); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. The Company agrees to (A) notify Capstar promptly upon receipt of any Company Acquisition Proposal by any Group Company, and to describe the material terms and conditions of any such Company Acquisition Proposal in reasonable detail (including the identity of the Persons making such Company Acquisition Proposal) and (B) keep Capstar reasonably informed on a current basis of any modifications to such offer or information. The Company shall immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons (other than Capstar) conducted prior to or as of the date hereof by the Company or any of its Subsidiaries, and will cause the other Group Companies and its and their respective Representatives to cease and cause to be terminated any and all existing activities, discussions or negotiations, that would reasonably be expected to lead to a Company Acquisition Proposal, and shall, as promptly as practicable, terminate access by each such Person and its Representatives to any online or other data rooms containing any non-public information in respect of the Company or any of its Subsidiaries for the purpose of permitting such Persons to evaluate a potential Company Acquisition Proposal. For clarity, any actions taken by any of the Representatives of the Group Companies that are inconsistent with this Section 5.7(a) will be deemed to be a breach of this Section 5.7(a) by the Group Companies.

(b)            From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Capstar Parties shall not, and each of them shall cause their Representatives not to, directly or indirectly: (i) solicit, initiate, encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Capstar Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a Capstar Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a Capstar Acquisition Proposal; (iv) prepare or take any steps in connection with an offering of any securities of any Capstar Party (or any Affiliate or successor of any Capstar Party); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. Capstar agrees to (A) notify the Company promptly upon receipt of any Capstar Acquisition Proposal by any Capstar Party, and to describe the material terms and conditions of any such Capstar Acquisition Proposal in reasonable detail (including the identity of any person or entity making such Capstar Acquisition Proposal) and (B) keep the Company reasonably informed on a current basis of any modifications to such offer or information. For clarity, any actions taken by any of the Representatives of Capstar that are inconsistent with this Section 5.7(b) will be deemed to be a breach of this Section 5.7(b) by Capstar. Capstar shall immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons (other than with the Group Companies) conducted prior to or as of the date hereof by any of the Capstar Parties, and will cause its Representatives to cease and cause to be terminated any and all existing activities, discussions or negotiations, that would reasonably be expected to lead to a Capstar Acquisition Proposal, and shall, as promptly as practicable, terminate access by each such Person and its Representatives to any online or other data rooms containing any non-public information in respect of Capstar or any of its Subsidiaries for the purpose of permitting such Persons to evaluate a potential Capstar Acquisition Proposal.

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Section 5.8      Preparation of Registration Statement / Proxy Statement. As promptly as reasonably practicable and no later than 45 days following the date of this Agreement, Capstar and the Company shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either Capstar or the Company, as applicable), and Capstar shall file with the SEC, the Registration Statement / Proxy Statement (it being understood that the Registration Statement / Proxy Statement shall include a proxy statement / prospectus of Capstar which will be included therein as a prospectus, in connection with the registration under the Securities Act of the Capstar Shares to be issued in the Merger and which will be used as a proxy statement for the Capstar Stockholders Meeting to adopt and approve the Transaction Proposals and other matters reasonably related to the Transaction Proposals, all in accordance with and as required by Capstar’s Governing Documents, applicable Law, and any applicable rules and regulations of the SEC and NYSE). Each of Capstar and the Company shall use its reasonable best efforts to (a) cause the Registration Statement / Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Group Companies, the provision of financial statements of, and any other information with respect to, the Group Companies for all periods, and in the form, required to be included in the Registration Statement / Proxy Statement under Securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC); (b) promptly notify the others of, mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either Capstar or the Company, as applicable) with respect to any comments of the SEC or its staff and respond promptly thereto; (c) have the Registration Statement / Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (d) keep the Registration Statement / Proxy Statement effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement. Capstar, on the one hand, and the Company, on the other hand, shall promptly furnish, or cause to be furnished, to the other all information concerning such Party, its Non-Party Affiliates and their respective Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 5.8 or for including in any other statement, filing, notice or application made by or on behalf of Capstar to the SEC or NYSE in connection with the transactions contemplated by this Agreement or the Ancillary Documents, including delivering customary tax representation letters to counsel to enable counsel to deliver any tax opinions requested or required by the SEC to be submitted in connection therewith as described in Section 5.6(a)(iii). If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement / Proxy Statement, then (i) such Party shall promptly inform, in the case of any Capstar Party, the Company, or, in the case of the Company, Capstar, thereof; (ii) such Party shall prepare and mutually agree upon with, in the case of Capstar, the Company, or, in the case of the Company, Capstar (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), an amendment or supplement to the Registration Statement / Proxy Statement; (iii) Capstar shall file such mutually agreed upon amendment or supplement with the SEC; and (iv) the Parties shall reasonably cooperate, if appropriate, in mailing such amendment or supplement to the Pre-Closing Capstar Holders. Capstar shall as promptly as reasonably practicable advise the Company of the time of effectiveness of the Registration Statement / Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of Capstar Shares for offering or sale in any jurisdiction, and Capstar and the Company shall each use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Parties shall use reasonable best efforts to ensure that none of the information related to him, her or it or any of his, her or its Non-Party Affiliates or its or their respective Representatives, supplied by or on his, her or its behalf for inclusion or incorporation by reference in the Registration Statement / Proxy Statement will, at the time the Registration Statement / Proxy Statement is initially filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

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Section 5.9      Capstar Stockholder Approval. As promptly as reasonably practicable following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, Capstar shall (a) duly give notice of and (b) use reasonable best efforts to duly convene and hold a meeting of its stockholders (the “Capstar Stockholders Meeting”) in accordance with the Governing Documents of Capstar, for the purposes of obtaining the Capstar Stockholder Approval and, if applicable, any approvals related thereto and providing its stockholders with the opportunity to elect to effect a Capstar Stockholder Redemption. Capstar shall, through unanimous approval of its board of directors, recommend to its stockholders (the “Capstar Board Recommendation”), (i) the adoption and approval of this Agreement and the transactions contemplated hereby (including the Merger) (the “Business Combination Proposal”); (ii) the adoption and approval of the issuance of the Capstar Shares in connection with the transactions contemplated by this Agreement as required by NYSE listing requirements (the “NYSE Proposal”); (iii) the adoption and approval of the amendments to the Governing Documents of Capstar contemplated by the Capstar Certificate of Incorporation and the Capstar Bylaws (the “Governing Document Proposals”); (iv) the adoption and approval of the Capstar Incentive Equity Plan (the “Equity Incentive Plan Proposal”); (v) election of directors effective as of the Closing as contemplated by Section 5.17(a) and Section 5.17(b); (vi) the adoption and approval of each other proposal that either the SEC or NYSE (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement / Proxy Statement or in correspondence related thereto; (vii) the adoption and approval of each other proposal reasonably agreed to by Capstar and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents; and (viii) the adoption and approval of a proposal for the adjournment of the Capstar Stockholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (i) through (viii) together, the “Transaction Proposals”); provided, that Capstar may adjourn the Capstar Stockholders Meeting (A) to solicit additional proxies for the purpose of obtaining the Capstar Stockholder Approval, (B) for the absence of a quorum, or (C) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that Capstar has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Pre-Closing Capstar Holders prior to the Capstar Stockholders Meeting; provided that, without the consent of the Company, in no event shall Capstar adjourn the Capstar Stockholders Meeting for more than fifteen (15) Business Days later than the most recently adjourned meeting or to a date that is beyond the Termination Date. The Capstar recommendation contemplated by the preceding sentence shall be included in the Registration Statement / Proxy Statement. Except as otherwise required by applicable Law, Capstar covenants that none of the Capstar Board or Capstar nor any committee of the Capstar Board shall withdraw or modify, or propose publicly or by formal action of the Capstar Board, any committee of the Capstar Board or Capstar to withdraw or modify, in a manner adverse to the Company, the Capstar Board Recommendation or any other recommendation by the Capstar Board or Capstar of the proposals set forth in the Registration Statement / Proxy Statement.

Section 5.10      Merger Sub Stockholder Approval. As promptly as reasonably practicable (and in any event within one Business Day) following the date of this Agreement, Capstar, as the sole stockholder of Merger Sub, will approve and adopt this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger).

Section 5.11      Conduct of Business of Capstar. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Capstar shall not, and shall cause its Subsidiaries not to, as applicable, except as expressly contemplated by this Agreement or any Ancillary Document (including, for the avoidance of doubt, in connection with the PIPE Financing), as required by applicable Law, as set forth on Section 5.10 of the Capstar Disclosure Schedules or as consented to in writing by the Company, do any of the following:

(a)            adopt any amendments, supplements, restatements or modifications to the Trust Agreement or the Governing Documents of any Capstar Party or any of its Subsidiaries;

(b)            declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of Capstar or any of its Subsidiaries, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding Equity Securities of Capstar or any of its Subsidiaries, as applicable;

(c)            split, combine or reclassify any of its capital stock or other Equity Securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

(d)            incur, create or assume any Indebtedness or other Liability;

(e)            make any loans or advances to, or capital contributions in, any other Person, other than to, or in, Capstar or any of its Subsidiaries;

(f)            issue any Equity Securities of Capstar or any of its Subsidiaries or grant any additional options, warrants or stock appreciation rights with respect to Equity Securities of the foregoing of Capstar or any of its Subsidiaries;

(g)            enter into, renew, modify or revise any Capstar Related Party Transaction (or any Contract or agreement that if entered into prior to the execution and delivery of this Agreement would be a Capstar Related Party Transaction);

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(h)            engage in any activities or business, other than activities or business (i) in connection with or incident or related to such Person’s incorporation or continuing corporate existence, (ii) contemplated by, or incident or related to, this Agreement, any Ancillary Document, the performance of covenants or agreements hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby or (iii) those that are administrative or ministerial, in each case, which are immaterial in nature;

(i)            make, change or revoke any material election concerning Taxes, enter into any material Tax closing agreement, settle any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

(j)            authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;

(k)            enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement;

(l)            change its methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;

(m)            enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.11. Notwithstanding anything in this Section 5.11 or this Agreement to the contrary, (i) nothing set forth in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of any Capstar Party and (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, any Capstar Party from using the funds held by Capstar outside the Trust Account to pay any Capstar Expenses or from otherwise distributing or paying over any funds held by Capstar outside the Trust Account to the Sponsor or any of its Affiliates, in each case, prior to the Closing.

Section 5.12      NYSE Listing. Capstar shall use its reasonable best efforts to cause: (a) Capstar’s initial listing application with NYSE in connection with the transactions contemplated by this Agreement to have been approved: (b) Capstar to satisfy all applicable initial and continuing listing requirements of NYSE; and (c) the Capstar Shares issuable in accordance with this Agreement, including the Merger, to be approved for listing on NYSE (and the Company shall reasonably cooperate in connection therewith), subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Effective Time.

Section 5.13      Trust Account. Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 6 and provision of notice thereof to the Trustee, (a) at the Closing, Capstar shall (i) cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) make all appropriate arrangements to cause the Trustee to (A) pay as and when due all amounts, if any, payable to the Public Stockholders of Capstar pursuant to the Capstar Stockholder Redemption, (B) pay the amounts due to the underwriters of Capstar’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to Capstar in accordance with the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 5.14      Transaction Support Agreements; Company Stockholder Approval; Subscription Agreements.

(a)            As promptly as reasonably practicable (and in any event within one Business Day) following the date of this Agreement (the “Transaction Support Agreement Deadline”), the Company shall deliver, or cause to be delivered, to Capstar the Transaction Support Agreements duly executed by each Supporting Company Stockholder.

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(b)            As promptly as reasonably practicable (and in any event within two Business Days) following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act (the “Company Stockholder Written Consent Deadline”), the Company shall obtain and deliver to Capstar a true and correct copy of a written consent (in form and substance reasonably satisfactory to Capstar) approving and adopting this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger) that is duly executed by the Company Stockholders that hold at least the requisite number of issued and outstanding Company Shares required to approve and adopt such matters in accordance with the DGCL, the Company’s Governing Documents and the Company Stockholders Agreement (the “Company Stockholder Written Consent”). The Company, through its board of directors, shall recommend to the holders of Company Shares the approval and adoption of this Agreement and the transactions contemplated by this Agreement (including the Merger).

(c)            From and after the date hereof, Capstar shall not modify or waive any provisions of a Subscription Agreement without the prior written consent of the Company; provided that any modification or waiver that is solely ministerial in nature or otherwise immaterial and does not affect any economic or any other material term of a Subscription Agreement shall not require the prior written consent of the Company.

Section 5.15      Capstar Indemnification; Directors’ and Officers’ Insurance.

(a)            Each Party agrees that (i) all rights to indemnification, advancement or exculpation now existing in favor of the directors and officers of each Capstar Party, as provided in the applicable Capstar Party’s Governing Documents or otherwise in effect as of immediately prior to the Effective Time, in either case, solely with respect to any matters occurring on or prior to the Effective Time shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and (ii) Capstar will perform and discharge, or cause to be performed and discharged, all obligations to provide such indemnity, advancement and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, Capstar shall advance, or caused to be advanced, expenses reasonably incurred in connection with such indemnification as provided in the applicable Capstar Party’s Governing Documents or other applicable agreements as in effect immediately prior to the Effective Time. The indemnification, advancement and liability limitation or exculpation provisions of the Capstar Parties’ Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Effective Time, or at any time prior to such time, were directors or officers of any Capstar Party (the “Capstar D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to the Effective Time and relating to the fact that such Capstar D&O Person was a director or officer of any Capstar Party immediately prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b)            Capstar shall not have any obligation under this Section 5.15 to any Capstar D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Capstar D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c)            The Capstar Parties shall purchase, at or prior to the Closing, and Capstar shall maintain, or cause to be maintained, in effect for a period of six (6) years after the Effective Time, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the Capstar Parties as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time. Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under the Capstar Parties’ directors’ and officers’ liability insurance policies as of the date of this Agreement.

(d)            If Capstar or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of Capstar shall assume all of the obligations set forth in this Section 5.15.

(e)            The Capstar D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.15 are intended to be third-party beneficiaries of this Section 5.15. This Section 5.15 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of Capstar.

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Section 5.16      Company Indemnification; Directors’ and Officers’ Insurance.

(a)            Each Party agrees that (i) all rights to indemnification, advancement or exculpation now existing in favor of the directors and officers of the Group Companies, as provided in the Group Companies’ Governing Documents or otherwise in effect as of immediately prior to the Effective Time, in either case, solely with respect to any matters occurring on or prior to the Effective Time, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and (ii) Capstar will cause the applicable Group Companies to perform and discharge all obligations to provide such indemnity, advancement and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, Capstar shall cause the applicable Group Companies to advance expenses reasonably incurred in connection with such indemnification as provided in the Group Companies’ Governing Documents or other applicable agreements in effect as of immediately prior to the Effective Time. The indemnification, advancement and liability limitation or exculpation provisions of the Group Companies’ Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of the Effective Time or at any time prior to the Effective Time, were directors or officers of the Group Companies (the “Company D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring prior to Closing and relating to the fact that such Company D&O Person was a director or officer of any Group Company prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b)            None of Capstar or the Group Companies shall have any obligation under this Section 5.16 to any Company D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Company D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c)            The Company shall purchase, at or prior to the Closing, and Capstar shall maintain, or cause to be maintained, in effect for a period of six (6) years after the Effective Time, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the Group Companies as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time. Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under the Group Companies’ directors’ and officers’ liability insurance policies as of the date of this Agreement.

(d)            If Capstar or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of Capstar shall assume all of the obligations set forth in this Section 5.16.

(e)            The Company D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.16 are intended to be third-party beneficiaries of this Section 5.16. This Section 5.16 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of Capstar.

Section 5.17      Post-Closing Directors and Officers.

(a)            Capstar shall take all such action within its power as may be necessary or appropriate such that effective immediately after the Effective Time (i) the Capstar Board shall initially consist of nine (9) directors, which shall be divided into three (3) classes, designated Class I, II and III, with Class I consisting of three (3) directors, Class II consisting of three (3) directors and Class III consisting of three (3) directors; (ii) the members of the Capstar Board are the individuals determined in accordance with Section 5.17(b); (iii) the members of the compensation committee, audit committee and nominating committee of the Capstar Board are the individuals determined in accordance with Section 5.17(c); and (iv) the officers of Capstar (the “Officers”) are the individuals determined in accordance with Section 5.17(d).

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(b)            The nine (9) individuals identified on Section 5.16(b) of the Company Disclosure Schedules shall be directors on the Capstar Board immediately after the Effective Time.

(c)            Prior to the mailing of the Registration Statement / Proxy Statement to the Pre-Closing Capstar Holders, the Company and Capstar shall mutually agree to each director that will serve on the compensation committee, the audit committee and the nominating committee of the Capstar Board immediately after the Effective Time, based on the qualifications of each director, subject to applicable listing rules of NYSE and applicable Law.

(d)            The individuals identified on Section 5.16(d) of the Company Disclosure Schedules shall be the Officers immediately after the Effective Time, with each such individual holding the title set forth opposite his or her name. In the event that such individuals identified on Section 5.16(d) of the Company Disclosure Schedules is unwilling or unable (whether due to death, disability, termination of service or otherwise) to serve as an Officer, then, prior to the mailing of the Registration Statement / Proxy Statement to the Pre-Closing Capstar Holders, the Company may in its sole discretion replace such individual with another individual to serve as such Officer by amending Section 5.16(d) of the Company Disclosure Schedules to include such replacement individual as such Officer.

Section 5.18      PCAOB Financials.

(a)            As promptly as reasonably practicable, but in no event later than August 15, 2021, the Company shall deliver to Capstar any audited or unaudited consolidated balance sheets of the Group Companies and the related audited or unaudited consolidated statements of operations and comprehensive loss, stockholders’ deficit and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of any other different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter) and any required pro forma financial statements, in each case, that are required to be included in the Registration Statement / Proxy Statement. All such financial statements, together with any audited or unaudited consolidated balance sheet and the related audited or unaudited consolidated statements of operations and comprehensive loss, stockholders’ deficit and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of a different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter) that is required to be included in the Registration Statement / Proxy Statement (A) will fairly present in all material respects the financial position of the Group Companies as at the date thereof, and the results of its operations, stockholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (B) will be prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (C) in the case of any audited financial statements, will be audited in accordance with the standards of the PCAOB and contain an unqualified report of the Company’s auditor and (D) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(b)            The Company shall use its reasonable best efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of any member of such Group Company, Capstar in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Registration Statement / Proxy Statement and any other filings to be made by Capstar with the SEC in connection with the transactions contemplated by this Agreement or any Ancillary Document and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC.

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Section 5.19      Capstar Incentive Equity Plan.

(a)            Prior to the effectiveness of the Registration Statement / Proxy Statement, the Capstar Board shall approve and adopt an equity incentive plan, in substantially the form attached hereto as Exhibit H and with any changes or modifications thereto as the Company and Capstar may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or Capstar, as applicable) (the “Capstar Incentive Equity Plan”), in the manner prescribed under applicable Laws, effective as of one day prior to the Closing Date, reserving for grant thereunder an initial number of Capstar Shares equal to eight percent (8%) of the fully diluted Capstar Shares as of immediately following the Effective Time, including the Capstar Shares issuable upon the exercise of Rollover Warrants. The Capstar Incentive Equity Plan will provide that the number of Capstar Shares reserved for issuance thereunder will automatically increase annually on the first day of each calendar year, beginning on January 1, 2023, by an amount equal to four percent (4%) of the number of Capstar shares outstanding on December 31 of the immediately preceding calendar year or such lesser amount as determined by the administrator of the Capstar Incentive Equity Plan.

(b)            Prior to the effectiveness of the Registration Statement / Proxy Statement, the Capstar Board shall approve the assumption by Capstar of the Gelesis, Inc. Gelesis, Inc. 2016 Stock Option and Grant Plan and Gelesis 2006 Stock Incentive Plan, which shall reflect that no further grants will be made on or after the Effective Time and such other changes as the Company and Capstar may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or Capstar, as applicable) (the “Adopted Incentive Equity Plans”), in the manner prescribed under applicable Laws, effective as of one day prior to the Closing Date, reserving for grant thereunder the number of Capstar Shares that will be subject to the Rollover Options, as set forth on the Allocation Schedule.

Section 5.20      FIRPTA Certificates. At or prior to the Closing, the Company shall deliver, or cause to be delivered, to Capstar (a) a certificate, duly executed by the Company, complying with Treasury Regulations Section 1.1445-2(c)(3), together with evidence that the Company has provided notice to the Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), in each case, in a form and substance reasonably acceptable to Capstar and (b) an IRS Form W-9 duly executed by the Company.

Section 5.21      Compliance with International Trade & Anti-Corruption Laws.

(a)            Within ninety (90) days from the Closing, the Company shall implement appropriate controls reasonably designed to promote compliance by each Group Company and their respective Representatives with Sanctions and Export Control Laws, Anti-Corruption Laws, and Anti-Money Laundering Laws.

(b)            Following the Effective Time, the Group Companies shall not directly or knowingly indirectly use or contribute the proceeds from any funds provided by Capstar or the Sponsor for any purpose that would breach the Sanctions and Export Control Laws, Anti-Corruption Laws, or Anti-Money Laundering Laws.

Article 6
CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED
BY THIS AGREEMENT

Section 6.1      Conditions to the Obligations of the Parties. The obligations of the Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver, at or prior to the Closing Date, by the Party for whose benefit such condition exists of the following conditions:

(a)            the applicable waiting period under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated and any other required regulatory approvals applicable to the transactions contemplated by this Agreement and the Ancillary Agreements shall have been obtained;

(b)            each of the Company Stockholder Written Consent and the Company Preferred Stockholder Approval shall have been obtained and not been rescinded or amended in any respect;

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(c)            no Order or Law issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement shall be pending or in effect;

(d)            the Registration Statement / Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement / Proxy Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;

(e)            Capstar’s initial listing application with NYSE in connection with the transactions contemplated by this Agreement shall have been approved and, immediately following the Effective Time, Capstar shall satisfy any applicable initial and continuing listing requirements of NYSE, and Capstar shall not have received any notice of non-compliance therewith that has not been cured or would not be cured at or immediately following the Effective Time, and the Capstar Shares to be issued pursuant to the Merger and the transactions contemplated by this Agreement shall have been approved for listing on NYSE;

(f)            after giving effect to the transactions contemplated hereby, Capstar shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time;

(g)            the Capstar Board shall consist of the number of directors, and be comprised of the individuals, determined pursuant to Section 5.17(a) and Section 5.17(b); and

(h)            the Required Capstar Stockholder Approval shall have been obtained.

Section 6.2      Other Conditions to the Obligations of the Capstar Parties. The obligations of the Capstar Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver, at or prior to the Closing Date, by Capstar (on behalf of itself and the other Capstar Parties) of the following further conditions:

(a)            (i) the Company Fundamental Representations shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date); and (ii) the representations and warranties of the Company set forth in Article 3 (other than the Company Fundamental Representations) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Company Material Adverse Effect;

(b)            the Company shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by the Company under this Agreement at or prior to the Closing;

(c)            since the date of this Agreement, no Company Material Adverse Effect has occurred that is continuing; and

(d)            at or prior to the Closing, the Company shall have delivered, or caused to be delivered, to Capstar:

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(i)            a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 6.2(a), Section 6.2(b) and Section 6.2(c) are satisfied, in a form and substance reasonably satisfactory to Capstar;

(ii)            the Registration and Stockholder Rights Agreement duly executed by the stockholders of the Company set forth therein; and

(e)            the Available Cash shall not be less than the Minimum Cash, provided that the condition set forth in this Section 6.2(e) shall not apply upon the consummation and the effectiveness of the KLIM Financing.

Section 6.3      Other Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver, at or prior to the Closing Date, by the Company of the following further conditions:

(a)            (i) the Capstar Fundamental Representations shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date); and (ii) the representations and warranties of the Capstar Parties contained in Article 4 of this Agreement (other than the Capstar Fundamental Representations) shall be true and correct (without giving effect to any limitation as to “materiality” or “Capstar Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Capstar Material Adverse Effect;

(b)            the Capstar Parties shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing;

(c)            at or prior to the Closing, Capstar shall have delivered, or caused to be delivered, the following documents to the Company:

(i)            a certificate duly executed by an authorized officer of Capstar, dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a), Section 6.3(b) and Section 6.3(d) are satisfied, in a form and substance reasonably satisfactory to the Company;

(ii)            the Registration and Stockholder Rights Agreement duly executed by Capstar and the Sponsor; and

(d)            the Available Cash shall not be less than the Minimum Cash.

Section 6.4      Frustration of Closing Conditions. The Company may not rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by the Company’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2. None of the Capstar Parties may rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by a Capstar Party’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2.

Article 7
TERMINATION

Section 7.1      Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:

(a)            by mutual written consent of Capstar and the Company;

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(b)            by Capstar, if any of the representations or warranties set forth in Article 3 shall not be true and correct or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.2(a) or Section 6.2(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to the Company by Capstar, and (ii) the Termination Date; provided, however, that none of the Capstar Parties is then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) from being satisfied;

(c)            by the Company, if any of the representations or warranties set forth in Article 4 shall not be true and correct or if any Capstar Party has failed to perform any covenant or agreement on the part of such applicable Capstar Party set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to Capstar by the Company and (ii) the Termination Date; provided, however, the Company is not then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 6.2(a) or Section 6.2(b) from being satisfied;

(d)            by either Capstar or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to January 18, 2022 (the “Termination Date”); provided, that (i) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to Capstar if any Capstar Party’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date, and (ii) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to the Company if the Company’s breach of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date;

(e)            by either Capstar or the Company, if any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or other action shall have become final and nonappealable;

(f)            by either Capstar or the Company if the Capstar Stockholders Meeting has been held (including any adjournment thereof), has concluded, Capstar’s stockholders have duly voted and the Required Capstar Stockholder Approval was not obtained; or

(g)            by Capstar, if the Company does not deliver, or cause to be delivered to Capstar (i) a Transaction Support Agreement duly executed by each Supporting Company Stockholder in accordance with Section 5.14(a) on or prior to the Transaction Support Agreement Deadline or (ii) the Company Stockholder Written Consent in accordance with Section 5.14(b) on or prior to the Company Stockholder Written Consent Deadline.

Section 7.2      Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Non-Party Affiliates) with the exception of Section 5.3(a), this Section 7.2, Article 8 and Article 1 (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties, and the Confidentiality Agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto. Notwithstanding the foregoing or anything to the contrary herein, the termination of this Agreement pursuant to Section 7.1 shall not affect (i) any Liability on the part of any Party for any Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud or (ii) any Person’s Liability under any Subscription Agreement, any Confidentiality Agreement, any Transaction Support Agreement or the Sponsor Letter Agreement to which he, she or it is a party to the extent arising from a claim against such Person by another Person party to such agreement on the terms and subject to the conditions thereunder.

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Article 8
MISCELLANEOUS

Section 8.1      Non-Survival. Other than as otherwise provided in the last sentence of this Section 8.1, each of the representations and warranties, and each of the agreements and covenants (to the extent such agreement or covenant contemplates or requires performance at or prior to the Effective Time), of the Parties set forth in this Agreement, shall terminate at the Effective Time, such that no claim for breach of any such representation, warranty, agreement or covenant, detrimental reliance or other right or remedy (whether in contract, in tort, at law, in equity or otherwise) may be brought with respect thereto after the Effective Time against any Party, any Company Non-Party Affiliate or any Capstar Non-Party Affiliate, in each case, except in the case of and without in any way limiting any remedies available with regard to Fraud. Each covenant and agreement contained herein that, by its terms, expressly contemplates performance after the Effective Time shall so survive the Effective Time in accordance with its terms, and each covenant and agreement contained in any Ancillary Document that, by its terms, expressly contemplates performance after the Effective Time shall so survive the Effective Time in accordance with its terms and any other provision in any Ancillary Document that expressly survives the Effective Time shall so survive the Effective Time in accordance with the terms of such Ancillary Document.

Section 8.2      Entire Agreement; Assignment. This Agreement (together with the Ancillary Documents) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of (a) Capstar and the Company prior to Closing and (b) Capstar and the Sponsor after the Closing. Any attempted assignment of this Agreement not in accordance with the terms of this Section 8.2 shall be void.

Section 8.3      Amendment. This Agreement may be amended or modified only by a written agreement executed and delivered by (a) Capstar and the Company prior to the Closing and (b) Capstar and the Sponsor after the Closing. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 8.3 shall be void, ab initio. Subject to the foregoing, this Agreement may be amended before or after the adoption of this Agreement by the stockholders of the Company or Merger Sub, provided that after any such stockholder approval, no amendment shall be made to this Agreement that by law requires further approval or authorization by the stockholders of the Company or Merger Sub without such further approval or authorization.

Section 8.4      Notices.      All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or similar message that such e-mail was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a)            If to any Capstar Party prior to the Effective Time, to:

(b)            Capstar Special Purpose Acquisition Corp.

405 West 14th Street, Austin, TX 78701

Attention: Benjamin M. Hanson

E-mail: ben@eqcapstrategies.com

with a copy (which shall not constitute notice) to:

Kramer Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, NY 10033

Attention: Ernest Wechsler, Christopher Auguste, Adi Herman & Ilya Kontorovich

E-mail: ewechsler@kramerlevin.com; cauguste@kramerlevin.com;

aherman@kramerlevin.com; ikontorovich@kramerlevin.com

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(c)            If to the Company or to any Capstar Party after the Effective Time, to:

Gelesis, Inc.

Address: 501 Boylston Street, Suite 6102

Boston, MA 02116

Attention: Elliot Maltz, Chief Financial Officer

Email: emaltz@gelesis.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention: James T. Barrett; Eric J. Carlson

E-mail:      JBarett@goodwinlaw.com; ECarlson@goodwinlaw.com

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 8.5      Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

Section 8.6      Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, the Company shall pay, or cause to be paid, all Unpaid Company Expenses and Capstar shall pay, or cause to be paid, all Unpaid Capstar Expenses and (b) if the Closing occurs, then Capstar shall pay, or cause to be paid, all Unpaid Company Expenses and all Unpaid Capstar Expenses.

Section 8.7      Construction; Interpretation. The term “this Agreement” means this Business Combination Agreement together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement; (k) the words “provided” or “made available” or words of similar import (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to Capstar, any documents or other materials posted to the electronic data room located dfsvenue.com under the project name “Gelesis” as of 5:00 p.m., Eastern Time, at least one (1) day prior to the date of this Agreement; (1) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time; and (m) all references to any Contract are to that Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement). If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

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Section 8.8      Exhibits and Schedules. All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Disclosure Schedules or in the Capstar Disclosure Schedules corresponding to any Section or subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the Capstar Disclosure Schedules) shall be deemed to have been disclosed with respect to every other section and subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the Capstar Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article 3 or Article 4 may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.

Section 8.9      Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 5.15, Section 5.16 and the two subsequent sentences of this Section 8.9, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. The Sponsor shall be an express third-party beneficiary of Section 8.2, Section 8.3, Section 8.14 and this Section 8.9 (to the extent related to the foregoing). Each of the Non-Party Affiliates shall be an express third-party beneficiary of Section 8.13 and this Section 8.9 (to the extent related to the foregoing).

Section 8.10      Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 8.11      Counterparts; Electronic Signatures. This Agreement and each Ancillary Document (including any of the closing deliverables contemplated hereby) may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the closing deliverables contemplated hereby) by e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document.

Section 8.12      Knowledge of Company; Knowledge of Capstar. For all purposes of this Agreement, the phrase “to the Company’s knowledge” and “known by the Company” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules, after reasonable due inquiry of his or her direct reports. For all purposes of this Agreement, the phrase “to Capstar’s knowledge” and “to the knowledge of Capstar” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(b) of the Capstar Disclosure Schedules, after reasonable due inquiry of his or her direct reports. For the avoidance of doubt, none of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules or Section 8.12(b) of the Capstar Disclosure Schedules shall have any personal Liability or obligations regarding such knowledge.

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Section 8.13      No Recourse. Except for claims pursuant to any Ancillary Document by any party(ies) thereto against any Company Non-Party Affiliate or any Capstar Non-Party Affiliate (each, a “Non-Party Affiliate”), and then solely with respect to claims against the Non-Party Affiliates that are party to the applicable Ancillary Document, each Party agrees on behalf of itself and on behalf of the Company Non-Party Affiliates, in the case of the Company, and the Capstar Non-Party Affiliates, in the case of Capstar, that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Non-Party Affiliate, and (b) none of the Non-Party Affiliates shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Company, Capstar or any Non-Party Affiliate concerning any Group Company, any Capstar Party, this Agreement or the transactions contemplated hereby.

Section 8.14      Extension; Waiver. The Company prior to the Closing and the Company and the Sponsor after the Closing may (a) extend the time for the performance of any of the obligations or other acts of the Capstar Parties set forth herein, (b) waive any inaccuracies in the representations and warranties of the Capstar Parties set forth herein or (c) waive compliance by the Capstar Parties with any of the agreements or conditions set forth herein. Capstar may (i) extend the time for the performance of any of the obligations or other acts of the Company, set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Company set forth herein or (iii) waive compliance by the Company with any of the agreements or conditions set forth herein. Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 8.15      Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.15.

Section 8.16      Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court within the State of Delaware), for the purposes of any Proceeding, claim, demand, action or cause of action (a) arising under this Agreement or under any Ancillary Document or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against such Party (i) arising under this Agreement or under any Ancillary Document or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, (A) any claim that such Party is not personally subject to the jurisdiction of the courts as described in this Section 8.16 for any reason, (B) that such Party or such Party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding, claim, demand, action or cause of action in any such court is brought against such Party in an inconvenient forum, (y) the venue of such Proceeding, claim, demand, action or cause of action against such Party is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such Party in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 8.4 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action.

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Section 8.17      Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. Without limiting the foregoing, each Party hereto hereby agrees that service of process upon such party in any action or proceeding contemplated by this Section shall be effective if notice is given in accordance with Section 8.4 of this Agreement.

Section 8.18      Trust Account Waiver. Reference is made to the final prospectus of Capstar, filed with the SEC (File Nos. 333-239094 and 333-239630) on July 1, 2020 (the “Prospectus”). The Company acknowledges and agrees and understands that Capstar has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Capstar’s public stockholders (including overallotment shares acquired by Capstar’s underwriters, the “Public Stockholders”), and Capstar may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. For and in consideration of Capstar entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its Representatives that, notwithstanding the foregoing or anything to the contrary in this Agreement, none of the Company nor any of it Representatives does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between Capstar or any of its Representatives, on the one hand, and, the Company or any of its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). The Company, on its own behalf and on behalf of its Representatives, hereby irrevocably waives any Trust Account Released Claims that it or any of its Representatives may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, or Contracts with Capstar or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with Capstar or its Affiliates).

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Section 8.19      Conflicts and Privilege. Capstar and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Company), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the Sponsor, the stockholders or holders of other equity interests of Capstar, or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Company) (collectively, the “Capstar Group”), on the one hand, and (y) the Surviving Company and/or the Company or any of its Subsidiaries or Affiliates, on the other hand, Kramer Levin Naftalis & Frankel LLP (“Kramer”), may represent the Sponsor and/or any other member of the Capstar Group in such dispute even though the interests of such Persons may be directly adverse to the Surviving Company, and even though such counsel may have represented Capstar in a matter substantially related to such dispute, or may be handling ongoing unrelated matters for the Surviving Company and/or the Sponsor. Capstar and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Company), further agree that, as to all legally privileged communications made prior to the Closing (in each case to the extent made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Proceeding arising out of or relating to, this Agreement, any Ancillary Documents or the transactions contemplated hereby or thereby) between or among Capstar, the Sponsor and/or any other member of the Capstar Group, on the one hand, and Kramer, on the other hand (the “Kramer Privileged Communications”), the attorney/client privilege, attorney work-product protection, and the expectation of client confidence shall survive the Merger and belong to the Capstar Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Company. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with Capstar or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Surviving Company. Capstar and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person other than the Capstar Group may use or rely on any of the Kramer Privileged Communications, whether located in the records or email server of Capstar, Surviving Company or their respective Subsidiaries, in any Proceeding against or involving any of the parties after the Closing, and Capstar and the Company agree not to assert that any privilege has been waived as to the Kramer Privileged Communications, by virtue of the Merger.

* * * * *

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IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.

CAPSTAR SPECIAL PURPOSE ACQUISITION CORP.

By:	/s/ R. Steven Hicks
Name:	R. Steven Hicks
Title:	Chief Executive Officer

CPSR GELESIS MERGER SUB, INC.

By:	/s/ R. Steven Hicks
Name:	R. Steven Hicks
Title:	President

GELESIS, INC.

By:	/s/ Yishai Zohar
Name:	Yishai Zohar
Title:	President, Chief Executive Officer

EXHIBIT A

SPONSOR LETTER AGREEMENT

This SPONSOR LETTER AGREEMENT (this “Agreement”), dated as of July 19, 2021, is made by and among Capstar Sponsor Group LLC, a Delaware limited liability company (the “Sponsor”), the other holders of Capstar Class B Common Stock set forth on Schedule I hereto (the “Other Class B Holders”, and together with the Sponsor, collectively, the “Class B Holders”), Capstar Special Purpose Acquisition Corp., a Delaware corporation (“Capstar”), and Gelesis, Inc., a Delaware corporation (the “Company”). The Sponsor, the Other Class B Holders, Capstar and the Company shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, Capstar, the Company and certain other Persons party thereto entered into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”); and

WHEREAS, the Business Combination Agreement contemplates that the Parties will enter into this Agreement concurrently with the entry into the Business Combination Agreement by the parties thereto, pursuant to which, among other things, (a) the Class B Holders will vote in favor of approval of the Business Combination Agreement and the transactions contemplated thereby, (b) the Class B Holders will agree to waive any adjustment to the conversion ratio set forth in the Governing Documents of Capstar or any other anti-dilution or similar protection with respect to all of the Capstar Class B Shares, such that the Capstar Class B Shares will convert into Capstar Class A Shares at the Closing on a one-to-one basis, and (c) the Sponsor will subject certain of the Capstar Class B Shares and Capstar Class A Warrants currently held by it to certain vesting conditions and potential forfeiture.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

1.             Agreement to Vote. Each Class B Holder hereby agrees to vote at any meeting of the shareholders of Capstar, and in any action by written resolution of the shareholders of Capstar, all of such Class B Holder’s Capstar Class B Shares (together with any other Equity Securities of Capstar that such Class B Holder holds of record or beneficially, as of the date of this Agreement, or acquires record or beneficial ownership after the date hereof, collectively, the “Subject Capstar Equity Securities”) in favor of the Transaction Proposals.

2.             Waiver of Anti-dilution Protection. Each Class B Holder hereby (a) waives, subject to, and conditioned upon, the occurrence of the Closing (for himself, herself or itself and for his, her or its, successors, heirs and assigns), to the fullest extent permitted by law and the Amended and Restated Certificate of Incorporation of Capstar, and (b) agrees not to assert or perfect, any rights to adjustment or other anti-dilution protections with respect to the rate that the Capstar Class B Shares held by him, her or it convert into Capstar Class A Shares in connection with the transactions contemplated by the Business Combination Agreement, such that the Capstar Class B Shares held by him, her or it will convert into Capstar Class A Shares at the Closing on a one-to-one basis.

3.             Vesting of Shares and Warrants.

(a)           Vesting Securities. The Sponsor agrees that, effective upon the Closing, the number of Capstar Class B Shares (the “Vesting Shares”) and Capstar Class A Warrants (the “Vesting Warrants”, and, together with the Vesting Shares, the “Vesting Securities”) held by the Sponsor set forth on Exhibit A hereto shall be subjected to and governed by the vesting and forfeiture provisions set forth herein.

(b)           Vesting Shares. The Sponsor acknowledges and agrees that the Vesting Shares shall be subject to vesting from and after the Closing through and until the date that is five (5) years after the Closing Date (the “Sponsor Vesting Period”) in accordance with the following:

(i)	One third of the Vesting Shares shall vest (and no longer be subject to forfeiture) at such time during the Sponsor Vesting Period as: (x) the Capstar Stock Price is first equal to or exceeds $12.50 per share for any twenty (20) Trading Days within any period of thirty (30) consecutive Trading Days or (y) there is a Capstar Sale in which the Capstar Sale Price for the acquisition of the Capstar Shares is greater than or equal to $12.50 per share;

(ii)	One third of the Vesting Shares shall vest (and no longer be subject to forfeiture) at such time during the Sponsor Vesting Period as: (x) the Capstar Stock Price is first equal to or exceeds $15.00 per share for any twenty (20) Trading Days within any period of thirty (30) consecutive Trading Days or (y) there is a Capstar Sale in which the Capstar Sale Price for the acquisition of the Capstar Shares is greater than or equal to $15.00 per share; and

(iii)	One third of the Vesting Shares shall vest (and no longer be subject to forfeiture) at such time during the Sponsor Vesting Period as: (x) the Capstar Stock Price is first equal to or exceeds $17.50 per share for any twenty (20) Trading Days within any period of thirty (30) consecutive Trading Days or (y) there is a Capstar Sale in which the Capstar Sale Price for the acquisition of the Capstar Shares is greater than or equal to $17.50 per share.

(c)          Vesting Warrants. The Sponsor acknowledges and agrees that the Eligible Vesting Warrants (as defined below) shall vest (and no longer be subject to forfeiture) at such time during the Sponsor Vesting Period as (x) the Capstar Stock Price is first equal to or exceeds $20.00 per share for any twenty (20) Trading Days within any period of thirty (30) consecutive Trading Days or (y) there is a Capstar Sale in which the Capstar Sale Price for the acquisition of the Capstar Shares is greater than or equal to $20.00 per share. Any Vesting Warrants that are not Eligible Vesting Warrants as of the Closing shall be deemed fully vested (and no longer be subject to forfeiture) as of the Closing. As used herein, “Eligible Vesting Warrants” means the number of Vesting Warrants equal to the product of (x) the number of Vesting Warrants set forth on Exhibit A hereto and (y) a fraction, the numerator of which is equal to the total number of Capstar Class A Shares redeemed pursuant to the Capstar Stockholder Redemption, other than any such redemptions by the PIMCO Private Funds, as of immediately prior to the Closing, and the denominator of which is equal to the total number of Capstar Class A Shares outstanding as of immediately prior to such Capstar Stockholder Redemption.

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(d)           Forfeiture of Unvested Securities. Vesting Securities that remain unvested on the first Business Day after the conclusion of the Sponsor Vesting Period shall be automatically void and of no further effect as of such date, and then surrendered by the Sponsor as promptly as practicable thereafter, without any consideration for such forfeiture or surrender.

4.             No Transfers. Each Class B holder hereby agrees that, except as provided in that certain letter agreement dated as of July 1, 2020, by and among Capstar, the Class B Holders and certain other parties thereto (the “Insider Letter”), he, she or it shall not, directly or indirectly effect any Transfers (as defined in the Insider Letter) of Capstar Class B Shares from the date hereof until the Expiration Time, provided, that the transferee of any Transfer permitted by the Insider Letter must enter into a written agreement in form and substance reasonably satisfactory to the Company agreeing to be bound by this Agreement prior to the occurrence of such Transfer.

5.             Other Covenants. During the period commencing on the date hereof and ending on the earlier to occur of (a) the Effective Time and (b) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 7.1 thereof (the “Expiration Time”), each Class B Holder hereby agrees to be bound by and subject to (i) Sections 5.3 (a) (Confidentiality) and 5.4(a) (Public Announcements) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement, as if such Class B Holder is directly a party thereto, and (ii) Section 5.7(b) (Exclusive Dealing) of the Business Combination Agreement to the same extent as such provisions apply to Capstar as if such Class B Holder is directly party thereto.

6.             Termination. This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (a) the Effective Time; and (b) the termination of the Business Combination Agreement in accordance with its terms. Notwithstanding the foregoing or anything to the contrary in this Agreement, the termination of this Agreement shall not affect any Liability on the part of any Party for a Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or Liabilities under, or with respect to, this Agreement.

7.             No Recourse. Except for claims pursuant to the Business Combination Agreement or any other Ancillary Document by any party(ies) thereto against any other party(ies) thereto (but subject to the terms and conditions set forth therein), each Party agrees that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Company Non-Party Affiliate or any Capstar Non-Party Affiliate (other than the Class B Holders named as parties hereto, on the terms and subject to the conditions set forth herein), and (b) none of the Company Non-Party Affiliates or the Capstar Non-Party Affiliates (other than the Class B Holders named as parties hereto, on the terms and subject to the conditions set forth herein) shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished in connection with this Agreement, the negotiation hereof or the transactions contemplated hereby.

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8.             Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) each Class B Holder makes no agreement or understanding herein in any capacity other than in such Class B Holder’s capacity as a record holder and beneficial owner of the Subject Capstar Equity Securities, and not, in the case of each Other Class B Holder in such Other Class B Holder’s capacity as a director, officer or employee of any Capstar Party, and (b) nothing herein will be construed to limit or affect any action or inaction by each Other Class B Holder or any representative of the Sponsor serving as a member of the board of directors (or other similar governing body) of any Capstar Party or as an officer, employee or fiduciary of any Capstar Party, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of such Capstar Party.

9.             No Third Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.

10.           Incorporation by Reference. Sections 8.1 (Non-Survival), 8.2 (Entire Agreement; Assignment). 8.3 (Amendment), 8.5 (Governing Law), 8.7 (Construction; Interpretation), 8.10 (Severability), 8.11 (Counterparts; Electronic Signatures), 8.15 (Waiver of Jury Trial), 8.16 (Submission to Jurisdiction) and 8.17 (Remedies) of the Business Combination Agreement are incorporated herein and shall apply to this Agreement mutatis mutandis.

[signature page follows]

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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

Capstar Sponsor Group LLC

By:
Name:
Title:

Capstar Special Purpose Acquisition Corp.

By:
Name:
Title:

Gelesis, Inc.

By:
Name:
Title:

[Signature Page to Sponsor Letter Agreement]

OTHER CLASS B HOLDERS:

Kathryn Cavanaugh

John Ghiselli

James Whittenburg

[Signature Page to Sponsor Letter Agreement]

SCHEDULE I

Other Class B Holders

1.	Kathryn Cavanaugh

2.	John Ghiselli

3.	James Whittenburg

EXHIBIT A

Vesting Securities

Capstar Class B Shares	1,709,250
Capstar Class A Warrants	2,506,416

EXHIBIT B

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into this 19th day of July, 2021, by and between Capstar Special Purpose Acquisition Corp., a Delaware corporation (“Issuer”), and the undersigned (“Subscriber”).

WHEREAS, concurrently with the execution and delivery of this Subscription Agreement, the Issuer, CPSR Gelesis Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”) and Gelesis, Inc., a Delaware corporation (the “Company”), have entered into that certain Business Combination Agreement, dated as of the date of this Subscription Agreement (as may be amended or supplemented from time to time, the “Combination Agreement”), pursuant to which, among other things, Merger Sub will be merged with and into the Company with the Company surviving as a wholly owned subsidiary of the Issuer (the “Merger”);

WHEREAS, in connection with the Merger, Subscriber desires to subscribe for and purchase from the Issuer that number of shares of the Issuer’s Class A common stock, par value $0.0001 per share (the “Common Shares”) set forth on the signature page hereto (the “Acquired Shares”) for a purchase price of $10.00 per share (the “Share Purchase Price”), resulting in an aggregate purchase price set forth on the signature page hereto (the “Purchase Price”), and the Issuer desires upon the Closing hereunder to issue and sell to Subscriber the Acquired Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Issuer at or prior to the Closing (as defined below); and

WHEREAS, the Issuer has entered into, or substantially concurrently herewith is entering into, separate subscription agreements (the “Other Subscription Agreements”), pursuant to which certain other “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) or institutional “accredited investors” (within the meaning of Rule 501(a) of Regulation D under the Securities Act) (each, an “Other Subscriber”) have agreed, severally and not jointly, to subscribe for and purchase, and the Issuer has agreed to issue and sell to such Other Subscribers, on the Closing Date, at the Share Purchase Price, Common Shares that, together with the Acquired Shares, total up to 11,000,000 Common Shares.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.            Subscription.

(a)            Subject to the terms and conditions hereof, Subscriber hereby irrevocably subscribes for and agrees to purchase from the Issuer, and the Issuer hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Acquired Shares (such subscription and issuance, the “Subscription”). Subscriber acknowledges and agrees that the Issuer reserves the right to accept or reject the Subscription for any reason or for no reason, in whole or in part, at any time prior to its acceptance, and the same shall be deemed to be accepted by the Issuer only when this Subscription Agreement is signed by a duly authorized person by or on behalf of the Issuer; the Issuer may do so in counterpart form.

(b)            If any change in the Common Shares shall occur between the date hereof and immediately prior to the Closing by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, the number and type of Common Shares issued to the Subscriber and the number of Acquired Shares shall be appropriately adjusted to reflect such change.

2.            Closing.

(a)            Subject to the satisfaction or waiver of the conditions set forth in Sections 2(c) and 2(d), the closing of the Subscription contemplated hereby (the “Closing”) shall occur on the date of, and at a time immediately prior to, the closing of the Merger (such date, the “Closing Date”). Not less than ten (10) business days prior to the scheduled Closing Date (the “Scheduled Closing Date”), the Issuer shall provide written notice to Subscriber (the “Closing Notice”) of the Scheduled Closing Date. For purposes of this Subscription Agreement, “business day” means any day on which the principal offices of the Securities and Exchange Commission (the “Commission”) in Washington, D.C. is open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not authorized or obligated to be closed in New York, New York; provided that banks shall not be deemed to be authorized or obligated to be closed due to a “shelter-in-place,” “non-essential employee” or similar closure of physical branch locations at the direction of any governmental authority if such banks’ electronic funds transfer systems (including for wire transfers) are open for use by customers on such day.

(b)            Subject to the satisfaction or waiver of the conditions set forth in Sections 2(c) and 2(d) (other than those conditions that by their nature are to be satisfied at Closing, but without affecting the requirement that such conditions be satisfied or waived at Closing):

(i)            Subscriber shall deliver to the Issuer the Purchase Price for the Acquired Shares as soon as practicable on the Scheduled Closing Date (unless otherwise agreed by the Issuer) by wire transfer of U.S. dollars in immediately available funds to the account specified by the Issuer in the Closing Notice against delivery to Subscriber of the Acquired Shares in book-entry form, free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws or under the organizational documents of the Issuer), in the name of Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber, as applicable, and evidence of the issuance to Subscriber of the Acquired Shares from the Issuer’s transfer agent on and as of the Scheduled Closing Date; provided, that the Issuer’s obligation to issue the Acquired Shares to the Subscriber is contingent upon the Issuer having received the Purchase Price in full in accordance with this Section 2; provided, further, that if the Merger does not occur within four (4) business days of the Closing, the Issuer shall promptly (but not later than one (1) business day thereafter) return the Purchase Price by a lump-sum payment and in full amounts to Subscriber, and any book entries or share certificates shall be deemed cancelled and any share certificates shall be promptly (but not later than one (1) business day thereafter) returned to the Issuer.

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(ii)            Each book entry for the Acquired Shares shall contain a notation, and each certificate (if any) evidencing the Acquired Shares shall be stamped or otherwise imprinted with a legend, in substantially the following form:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM.

(iii)            At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary to consummate the Subscription as contemplated by this Subscription Agreement. The Issuer shall use all commercially reasonable efforts to provide Subscriber with at least ten (10) business days’ prior written notice of any additional documents that Subscriber shall be required to execute and deliver and additional actions by Subscriber as deemed to be practical and necessary to consummate the transactions as contemplated by this Subscription Agreement.

(c)            The Issuer’s obligation to effect the Closing shall be subject to the satisfaction on the Closing Date, or, to the extent permitted by applicable law, the waiver by the Issuer, of each of the following conditions:

(i)            all representations and warranties of Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined herein), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date, and consummation of the Closing shall constitute a reaffirmation by Subscriber of each of the representations, warranties and agreements of such party contained in this Subscription Agreement as of the Closing Date (other than those representations and warranties expressly made as of an earlier date, which shall be true and correct in all material respects as of such earlier date);

(ii)            Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing, except where the failure of such performance, satisfaction or non-compliance would not reasonably be expected to prevent, materially delay or materially impair the ability of the Subscriber or the Issuer to consummate the Closing;

(iii)            no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise preventing or prohibiting consummation of the transactions contemplated hereby; and

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(iv)            all conditions precedent to the closing of the Merger set forth in the Combination Agreement shall have been satisfied or waived (as determined by the parties to the Combination Agreement and other than those conditions that (x) may only be satisfied at the closing of the Merger, but subject to the satisfaction or waiver of such conditions as of the closing of the Merger or (y) will be satisfied by the Closing and the closing of the transactions contemplated by the Other Subscription Agreements).

(d)            Subscriber’s obligation to effect the Closing shall be subject to the satisfaction on the Closing Date, or, to the extent permitted by applicable law, the waiver by Subscriber, of each of the following conditions:

(i)            all representations and warranties of the Issuer contained in this Subscription Agreement (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Material Adverse Effect or any similar qualification or exception) shall be true and correct at and as of the Closing Date, and consummation of the Closing shall constitute a reaffirmation by the Issuer of each of the representations, warranties and agreements of the Issuer contained in this Subscription Agreement as of the Closing Date (other than those representations and warranties expressly made as of an earlier date, which shall be true and correct in all material respects as of such earlier date) except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(ii)            the Issuer shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing, except where the failure of such performance, satisfaction or non-compliance would not or would not reasonably be expected to prevent, materially delay or materially impair the ability of Subscriber or the Issuer to consummate the Closing; provided that for purposes of this Section 2(d)(ii), a covenant, agreement or condition of the Issuer shall only be deemed to have not been performed, satisfied or complied with by the Issuer if the Issuer has materially breached such covenant, agreement or condition and failed to cure within thirty (30) days after written notice thereof;

(iii)            no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise preventing or prohibiting consummation of the transactions contemplated hereby;

(iv)            no amendment or modification of the Combination Agreement (as the same exists on the date of this Subscription Agreement) shall have occurred that would materially and adversely affect the economic benefits that Subscriber would reasonably expect to receive under this Subscription Agreement without having received Subscriber’s prior written consent;

(v)            no suspension of the offering or sale of the Common Shares shall have been initiated or, to the Issuer’s knowledge, threatened, in any jurisdiction, including by the Commission, and the Acquired Shares shall have been approved for listing on the New York Stock Exchange (the “NYSE”), subject to official notice of issuance; and

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(e)            there shall have been no amendment, waiver or modification to the Other Subscription Agreements that materially economically benefits the Other Subscribers unless the Subscriber has been offered substantially the same benefits.

(f)            In the event the Merger does not occur within four (4) business days of the Closing, the Issuer shall promptly (but not later than one (1) business day thereafter) return the Purchase Price to Subscriber by a lump-sum payment and in full amounts, and any book entries or share certificates shall be deemed cancelled and any share certificates shall be promptly (but not later than one (1) business day thereafter) returned to the Issuer.

(g)            In the event that a valid waiver is obtained by the Issuer from some of the Subscribers, but such waiver is not obtained unanimously from all Subscribers, the Issuer may still consummate the Closing with respect to the consenting Subscribers by relying on the consent from a portion of the Subscribers and excluding the non-consenting Subscribers from such Closing; provided that the closing conditions are otherwise satisfied with respect to the consenting Subscribers.

3.            Representations and Warranties of the Issuer. The Issuer represents and warrants that:

(a)            The Issuer has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware, with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

(b)            When issued and delivered to Subscriber against full payment for the Acquired Shares in accordance with the terms of this Subscription Agreement and registered with the Issuer’s transfer agent, the Acquired Shares will be duly authorized, validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s certificate of incorporation and bylaws (as amended to the Closing Date) or under the General Corporation laws of the State of Delaware.

(c)            This Subscription Agreement has been duly authorized, executed and delivered by the Issuer and; assuming that this Subscription Agreement constitutes the valid and binding agreement of the Subscriber, this Subscription Agreement is enforceable against the Issuer in accordance with its respective terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

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(d)            The execution and delivery by the Issuer of the Subscription Agreement, and the performance by the Issuer of its obligations under the Subscription Agreement do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer is a party or by which the Issuer is bound or to which any of the property or assets of the Issuer is subject, which would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of the Issuer (a “Material Adverse Effect”); (ii) the organizational documents of the Issuer; or (iii) any statute applicable to the Issuer or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or materially affect the validity of the Acquired Shares or the legal authority of the Issuer to comply in all material respects with the terms of this Subscription Agreement.

(e)            There are no securities or instruments issued by or to which the Issuer is a party containing anti-dilution or similar provisions that will be triggered by the Merger, or by the issuance of the Acquired Shares or the Common Shares to be issued pursuant to any Other Subscription Agreements.

(f)            The Issuer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by the Issuer of this Subscription Agreement (including, without limitation, the issuance of the Acquired Shares), other than (i) pursuant to the terms of the Combination Agreement as a condition to the closing of the Merger, (ii) the filings with the Commission, including, but not limited to, the filing of the Registration Statement (as defined below) and any amendment to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2020 in connection with the Statement (as defined below), (iii) as required by applicable state or federal securities laws, (iv) as required by Nasdaq Capital Market (“Nasdaq”) or the NYSE, to the extent any Common Shares are, or are intended upon Closing to be, listed thereon (an “Applicable Exchange”), or (v) the failure of which to obtain would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(g)            As of the date hereof, the authorized capital stock of the Issuer consists of 1,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”), 100,000,000 Common Shares and 10,000,000 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”). As of the date hereof, (i) no shares of Preferred Stock are issued and outstanding, (ii) 27,600,000 Common Shares are issued and outstanding and (iii) 6,900,000 shares of Class B Common Stock are issued and outstanding. As of the date hereof, 21,320,000 warrants (made up of 7,520,000 private placement warrants and 13,800,000 public warrants) exercisable to purchase one Common Share at the price of $11.50 per Common Share (each, a “Warrant”) are issued outstanding and, immediately prior to Closing, no more than 21,320,000 Warrants shall be issued and outstanding.

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(h)            The Issuer is in compliance with all applicable law, except where such non-compliance would not have a Material Adverse Effect. The Issuer has not received any written communication that alleges that the Issuer is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(i)            Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4, no registration under the Securities Act is required for the offer and sale of the Acquired Shares by the Issuer to Subscriber in the manner contemplated by this Subscription Agreement.

(j)            Neither the Issuer nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) in connection with any offer or sale of the Acquired Shares.

(k)            Except as otherwise noted herein or as set forth on Schedule C, (i) each Other Subscription Agreement reflects the same Share Purchase Price and other economic terms as, and other terms that are not materially more favorable to any Other Subscriber thereunder than, the terms of this Subscription Agreement, and (ii) the Issuer has not entered into any amendment to any Other Subscription Agreement, any side letter, or any other agreement or understanding or document of any similar kind with any Other Subscriber or any affiliate thereof in connection with or in relation to any Other Subscription Agreement that, taken together with such Other Subscription Agreement, renders the economic terms and all other substantive terms of the issuance and sale of Common Shares to such Other Subscriber pursuant to such Other Subscription Agreement more beneficial (on a per Common Share basis) to such Other Subscriber (considered with any such affiliate) than the terms of this Subscription Agreement, in each case, other than terms particular to the regulatory requirements of any Other Subscriber or its affiliates or related funds that are mutual funds or are otherwise subject to regulations related to the timing of funding and the issuance of the related Common Shares.

(l)            The issued and outstanding Common Shares are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and there is no suit, action, proceeding or investigation pending or, to the knowledge of the Issuer threatened against the Issuer by the Commission to deregister the Common Shares. As of the date hereof, the issued and outstanding Common Shares are listed for trading on the NYSE and there is no suit, action, proceeding or investigation pending or, to the knowledge of the Issuer threatened against the Issuer by the NYSE to terminate such listing.

(m)            A copy of each form, report, statement, schedule, prospectus, proxy, registration statement and other document, if any, filed by the Issuer with the Commission since its initial registration of the Common Shares under the Exchange Act (the “SEC Documents”) is available to the undersigned via the Commission’s EDGAR system. None of the SEC Documents contained, when filed or, if amended, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Issuer has timely filed each report, statement, schedule, prospectus, and registration statement that the Issuer was required to file with the Commission since its initial registration of the Common Shares under the Exchange Act. There are no material outstanding or unresolved comments in comment letters from the staff of the Division of Corporation Finance (the “Staff”) of the Commission with respect to any of the SEC Documents.

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(n)            Except for such matters as have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, there is no (i) proceeding pending, or, to the knowledge of the Issuer, threatened against the Issuer or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Issuer.

(o)            Except for placement fees payable to Citigroup Global Markets, Inc. (“Citi”) and UBS Securities LLC (“UBS”), in their capacity as placement agents for the offer and sale of the Acquired Shares (in such capacity, the “Placement Agents”), the Issuer has not paid, and is not obligated to pay, any brokerage, finder’s or other commission or similar fee in connection with its issuance and sale of the Acquired Shares, including, for the avoidance of doubt, any fee or commission payable to any stockholder or affiliate of the Issuer.

(p)            The Issuer is not a United States real property holding corporation (as defined in Section 897(c)(2) of the Internal Revenue Code of 1986, as amended (the “Code”)).

(q)            The Issuer is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

4.            Subscriber Representations and Warranties. Subscriber represents and warrants to, and covenants with, the Issuer and the Placement Agents as follows:

(a)            No disclosure or offering document has been prepared in connection with the offer and sale of the Acquired Shares by the Placement Agents or their respective affiliates.

(b)            Subscriber (a) has conducted its own investigation of the Issuer based on information disclosed or made available to the Subscriber and the Acquired Shares and has not relied on any statements or other information provided by the Placement Agents concerning the Issuer or the Acquired Shares or the offer and sale of the Acquired Shares, (b) has had access to, and an adequate opportunity to review, financial and other information as Subscriber deems necessary to make its decision to purchase the Acquired Shares, (c) has been offered the opportunity to ask questions of the Issuer and received answers thereto, including on the financial information, as Subscriber deemed necessary in connection with its decision to purchase the Acquired Shares, and (d) has made its own assessment and has satisfied itself concerning the relevant tax and other economic considerations relevant to its investment in the Acquired Shares.

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(c)            Subscriber acknowledges that certain information provided to it was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in these projections. Subscriber acknowledges that such information and projections were prepared without the participation of the Placement Agents and that the Placement Agents do not assume responsibility for independent verification of, or the accuracy or completeness of, such information or projections.

(d)            Subscriber agrees that none of the Placement Agents shall be liable to the Subscriber (including in contract, tort, under federal or state securities laws or otherwise) for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the sale of the Acquired Shares. On behalf of Subscriber and its affiliates, Subscriber releases the Placement Agents in respect of any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements related to the sale of the Acquired Shares. Subscriber agrees not to commence any litigation or bring any claim against any of the Placement Agents in any court or any other forum which relates to, may arise out of, or is in connection with, the sale of the Acquired shares. This undertaking is given freely and after obtaining independent legal advice.

(e)            Subscriber acknowledges that in connection with the issue and purchase of the Acquired Shares, the Placement Agents have not acted as its financial advisors or fiduciaries.

(f)            Subscriber is aware that Citi is acting as one of the Issuer’s Placement Agents and is acting as financial advisor to the Company in connection with the Merger.

(g)            Subscriber has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation, with the requisite entity power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

(h)            Subscriber (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity and capital markets transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Acquired Shares. Accordingly, Subscriber understands that the sale of the Acquired Shares meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

(i)            This Subscription Agreement has been duly authorized, executed and delivered by Subscriber. This Subscription Agreement is enforceable against Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

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(j)            The execution and delivery by Subscriber of this Subscription Agreement, and the performance by Subscriber of its obligations under this Subscription Agreement, including the purchase of the Acquired Shares and the consummation of the other transactions contemplated herein, will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject, which would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of Subscriber (a “Subscriber Material Adverse Effect”), or materially affect the legal authority or financial ability of Subscriber to comply in all material respects with the terms of this Subscription Agreement; (ii) the organizational documents of Subscriber; or (iii) any statute applicable to the Subscriber or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of Subscriber’s properties that would reasonably be expected to have a Subscriber Material Adverse Effect or materially affect the legal authority or financial ability of Subscriber to comply in all material respects with the terms of this Subscription Agreement.

(k)            Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A, (ii) is an “institutional account” (as defined in FINRA Rule 4512(c)), (iii) is not an underwriter (as defined in Section 2(a)(11) of the Securities Act) and is acquiring the Acquired Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Acquired Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined above) and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, (iv) is not acquiring the Acquired Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act, (v) has completed Schedule A following the signature page hereto and the information contained therein is accurate and complete, and (vi) is not an entity formed for the specific purpose of acquiring the Acquired Shares.

(l)            Subscriber acknowledges and agrees that the Acquired Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Acquired Shares have not been registered under the Securities Act. Subscriber acknowledges and agrees that the Acquired Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act, or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and, in each of clauses (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or book-entry records representing the Acquired Shares shall contain a legend to such effect. Subscriber acknowledges and agrees that the Acquired Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. Subscriber acknowledges and agrees that the Acquired Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, Subscriber may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Acquired Shares and may be required to bear the financial risk of an investment in the Acquired Shares for an indefinite period of time. Subscriber acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, disposition, pledge or transfer of any of the Acquired Shares.

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(m)            Subscriber acknowledges and agrees that Subscriber is purchasing the Acquired Shares directly from the Issuer. Subscriber further acknowledges that there have been no representations, warranties, covenants and agreements made to Subscriber by or on behalf of the Issuer, the Company, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives, or any other person, expressly or by implication, other than those representations, warranties, covenants and agreements expressly included in this Subscription Agreement.

(n)            Subscriber’s acquisition and holding of the Acquired Shares will not constitute or result in a non-exempt prohibited transaction under section 406 of the Employee Retirement Income Security Act of 1974, as amended, section 4975 of the Code, or any applicable similar law.

(o)            In making its decision to subscribe for and purchase the Acquired Shares, Subscriber has relied solely upon its own independent investigation. Without limiting the generality of the foregoing, Subscriber has not relied on any statements or other information provided by the Placement Agents or any of their respective affiliates, or any of their respective officers, directors, employees or representatives, concerning the Issuer, the Company or the Acquired Shares or the offer and sale of the Acquired Shares. Subscriber has received such information as Subscriber deems necessary in order to make an investment decision with respect to the Acquired Shares, including with respect to the Issuer, the Merger and the business of the Company, and Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Acquired Shares. Without limiting the generality of the foregoing, Subscriber acknowledges that it has reviewed the Issuer’s filings made with the Commission.

(p)            Subscriber acknowledges that no person has made any written or oral representations (i) that any person will resell or repurchase the Acquired Shares; (ii) that any person will refund the purchase price of the Acquired Shares; or (iii) as to the future price or value of the Acquired Shares.

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(q)            Subscriber became aware of this offering of the Acquired Shares solely by means of direct contact between Subscriber and the Issuer, the Company or the Placement Agents, and the Acquired Shares were offered to Subscriber solely by direct contact between Subscriber and the Issuer, the Company or the Placement Agents. Subscriber did not become aware of this offering of the Acquired Shares, nor were the Acquired Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Acquired Shares (i) were not offered by any form of general solicitation or general advertising (including in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

(r)            Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Acquired Shares, including those set forth in the Issuer’s filings with the Commission. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Acquired Shares, and Subscriber has sought such accounting, legal and tax advice as Subscriber has considered necessary to make an informed investment decision.

(s)            Subscriber acknowledges and agrees that neither the Placement Agents nor any affiliate of the Placement Agents (nor any officer, director, employee or representative of any of the Placement Agents or any affiliate thereof) has provided Subscriber with any information or advice with respect to the Acquired Shares nor is such information or advice necessary or desired. Subscriber acknowledges that the Placement Agents, any affiliate of any of the Placement Agents or any of their respective officers, directors, employees or representatives (i) have not made any representation as to the Issuer, the Company or the quality of the Acquired Shares, (ii) may have acquired non-public information with respect to the Issuer or the Company, which Subscriber agrees need not be provided to it, (iii) have made no independent investigation with respect to the Issuer, the Company or the Acquired Shares or the accuracy, completeness or adequacy of any information supplied to Subscriber by the Issuer or the Company, (iv) have not acted as Subscriber’s financial advisor or fiduciary in connection with the issue and purchase of the Acquired Shares and (v) have not prepared a disclosure or offering document in connection with the offer and sale of the Acquired Shares.

(t)            Alone, or together with any professional advisor(s), Subscriber has adequately analyzed and fully considered the risks of an investment in the Acquired Shares and has determined that the Acquired Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Issuer. Subscriber acknowledges specifically that a possibility of total loss exists.

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(u)            Subscriber understands and agrees that no federal or state agency, securities commission or similar authority has reviewed, passed upon or endorsed the merits of the offering of the Acquired Shares or made any findings or determination as to the fairness of an investment in the Acquired Shares, and that any representation to the contrary is an offense.

(v)            Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons, the Executive Order 13599 List, the Foreign Sanctions Evaders List, or the Sectoral Sanctions Identification List, each of which is administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) (collectively “OFAC Lists”), (ii) owned or controlled by, or acting on behalf of, a person, that is named on an OFAC List, (iii) organized, incorporated, established, located, resident or born in, or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, or any other country or territory embargoed or subject to substantial trade restrictions by the United States, (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515 or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required, it maintains policies and procedures reasonably designed to ensure compliance with OFAC-administered sanctions programs, including for the screening of its investors against the OFAC Lists. Subscriber further represents and warrants that, to the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Acquired Shares were legally derived.

(w)            If Subscriber is or is acting on behalf of (i) an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code, (iii) an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement described in clauses (i) and (ii) (each, and “ERISA Plan”), or (iv) an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing clauses (i), (ii) or (iii) but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws,” and together with the ERISA Plans, “Plans”) Subscriber represents and warrants that (i) neither the Issuer, nor any of its respective affiliates (the “Transaction Parties”) has provided investment advice or has otherwise acted as the Plan’s fiduciary, with respect to its decision to acquire and hold the Acquired Shares, and none of the Transaction Parties is or shall at any time be the Plan’s fiduciary with respect to any decision to acquire and hold the Acquired Shares, and none of the Transaction Parties is or shall at any time be the Plan’s fiduciary with respect to any decision in connection with Subscriber’s investment in the Acquired Shares; and (ii) its purchase of the Acquired Shares will not result in a non-exempt prohibited transaction under section 406 of ERISA or section 4975 of the Code, or any applicable Similar Law.

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(x)            Other than the Placement Agents, to the knowledge of Subscriber, there is no person acting or purporting to act in connection with the transactions contemplated herein who is entitled to any brokerage, finder’s or other commission or similar fee.

(y)            Subscriber has sufficient funds to pay the Purchase Price pursuant to Section 2.b(i).

(z)            Subscriber acknowledges that this Subscription Agreement requires Subscriber to provide certain personal information relating to Subscriber to the Issuer and the Placement Agents. Such information is being collected and will be used by the Issuer and the Placement Agents solely for the purposes of completing the offering, which includes, without limitation, determining the Subscriber’s eligibility to purchase the Acquired Shares under applicable securities laws, preparing and registering certificates representing securities or arranging for non-certificated, electronic delivery of same, and completing filings required by any securities regulatory authority or stock exchange. Such personal information may be disclosed by the Issuer or the Placement Agents, with prior written consent of the Subscriber, to (a) securities regulatory authorities and stock exchanges, (b) the Issuer’s registrar and transfer agent, (c) any government agency, board or other governmental entity and (d) any of the other parties involved in the offering on a needed basis, including the legal counsel of the Issuer, and may be included in record books in connection with the offering, so long as said other parties have been made aware of the sensitive degree of the received personal information and that they undertake to comply with the confidentiality provisions of the Subscription Agreement. By executing this Subscription Agreement, Subscriber consents to the foregoing collection, use and disclosure of such personal information; provided that except as specifically allowed above, such personal information shall be used or kept strictly confidential by the Issuer or any one of the Placement Agents and shall not be disclosed without the prior written consent of Subscriber.

(aa)      The Subscriber acknowledges that (i) the Staff of the Commission issued the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies on April 12, 2021 (the “Statement”), (ii) the Issuer continues to review the Statement and its implications, including on the financial statements and other information included in its SEC Documents and (iii) any restatement, revision or other modification of the SEC Documents in connection with such a review of the Statement or any subsequent guidance from the Staff of the Commission solely related to the Statement shall be deemed not material for purposes of this Agreement.

5.            Disclosure.

(a)            The Issuer shall, by 9:00 a.m., New York City time, on the first (1st) business day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby, the Merger and any other material, nonpublic information that the Issuer has provided to Subscriber at any time prior to the filing of the Disclosure Document such that from and after the issuance of the Disclosure Document, Subscriber shall not be in possession of any material, nonpublic information received from the Issuer or any of its officers, directors or employees. Except with the express written consent of Subscriber and unless prior thereto the Subscriber shall have executed a written agreement regarding the confidentiality and use of such information, the Issuer shall not, and shall cause its officers, directors, employees and agents, not to, provide Subscriber with any material, non-public information regarding the Issuer or the transactions contemplated herein from and after the filing of the Disclosure Document.

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(b)            Notwithstanding anything in this Subscription Agreement to the contrary, the Issuer shall not publicly disclose the name of Subscriber or any of its affiliates, or include the name of Subscriber or any of its affiliates in any press release or in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of Subscriber, except to the extent such disclosure is required by law, at the request of the Staff of the Commission or regulatory agency or under the regulations of any Applicable Exchange, in which case the Issuer shall provide Subscriber with prior written notice of such disclosure and shall reasonably consult with Subscriber regarding such disclosure.

6.            No Short Sales. Subscriber hereby agrees that, from the date of this Subscription Agreement until the Closing or termination of this Subscription Agreement, none of Subscriber or any person or entity acting on behalf of or in concert with Subscriber or pursuant to any understanding with Subscriber will engage in any Short Sales with respect to securities of the Issuer prior to the Closing. For purposes of this Section 6, “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and any transactions having like effect through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding anything to the contrary set forth herein, (a) nothing herein shall prohibit any entities under common management or that share an investment advisor with Subscriber that have no knowledge of this Agreement or of Subscriber’s participation in the transactions contemplated in this Agreement (including Subscriber’s controlled affiliates and/or other affiliates) from entering into any Short Sales and (b) if Subscriber is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of Subscriber’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of Subscriber’s assets, this Section 6 shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase Acquired Shares pursuant to this Agreement.

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7.            Registration Rights.

(a)            The Issuer agrees that, within forty-five (45) calendar days after the Closing Date (the “Filing Date”), it will file with the SEC (at its sole cost and expense) a registration statement registering the resale of the Shares (the “Registration Statement”), and it shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) sixty (60) calendar days (or ninety (90) calendar days if the SEC notifies the Issuer that it will “review” the Registration Statement) following the Filing Date and (ii) ten (10) business days after the Issuer is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”). The Issuer agrees to cause such Registration Statement, or another shelf registration statement that includes the Shares to be sold pursuant to this Subscription Agreement, to remain effective until the earliest of (x) the fourth anniversary of the Closing, (y) the date on which the Subscriber ceases to hold any Shares issued pursuant to this Subscription Agreement, or (z)  the first date on which the Subscriber is able to sell all of its Shares issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 of the Securities Act within 90 days without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(i) (or Rule 144(i)(2), if applicable) (the “Effectiveness Period”). The Subscriber agrees to disclose its ownership to the Issuer upon request to assist it in making the determination described above. The Issuer will provide a draft of the Registration Statement to the Subscriber for review at least ten (10) days in advance of filing the Registration Statement.  In no event shall the Subscriber be identified as a statutory underwriter in the Registration Statement unless requested by the SEC; provided, that if the SEC requests that the Subscriber be identified as a statutory underwriter in the Registration Statement, the Subscriber will have an opportunity to withdraw its Shares from the Registration Statement. Notwithstanding the foregoing, if the SEC prevents the Issuer from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Shares by the applicable shareholders or otherwise, such Registration Statement shall register for resale such number of Shares which is equal to the maximum number of Shares as is permitted by the SEC. In such event, the number of Shares to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such selling shareholders. For as long as the Registration Statement shall remain effective pursuant to this Section 7(a), the Issuer will use commercially reasonable efforts to (1) qualify the Shares for listing on an Applicable Exchange, and (2) update or amend the Registration Statement as necessary to include the Shares. For as long as the Subscriber holds the Shares, the Issuer will use commercially reasonable efforts to file all reports, and provide all customary and reasonable cooperation, necessary to enable the undersigned to resell the Shares pursuant to the Registration Statement or Rule 144 of the Securities Act (when Rule 144 of the Securities Act becomes available to the Subscriber), as applicable. Notwithstanding anything to the contrary contained herein, the Issuer may delay or postpone filing of such Registration Statement, and from time to time require the Subscriber not to sell the Shares under the Registration Statement or suspend the use or effectiveness of any such Registration Statement, if the board of directors of the Issuer determines in good faith that either in order for the Registration Statement to not contain a material misstatement or omission, an amendment thereto would be needed, or if such filing or use could materially affect a bona fide business or financing transaction of the Issuer or would require premature disclosure of information that could materially adversely affect the Issuer (each such circumstance, a “Suspension Event”); provided, however, that (i) the Issuer may not delay or suspend the Registration Statement on more than two occasions or for more than ninety (90) consecutive calendar days, or more than one hundred and twenty (120) total calendar days, in each case during any twelve-month period, and (ii) the Issuer shall use commercially reasonable efforts to make such Registration Statement available for the sale by the undersigned of such securities as soon as practicable thereafter. The Issuer will use all commercially reasonable efforts to give Subscriber prior written notice of a Suspension Event. If so directed by the Issuer, the Subscriber will deliver to the Issuer or, in the Subscriber’s sole discretion destroy, all copies of the prospectus covering the Shares in the Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Shares shall not apply (i) to the extent the Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal or regulatory requirements or (B) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up. The Issuer’s obligations to include the Shares issued pursuant to this Subscription Agreement (or shares issued in exchange therefor) for resale in the Registration Statement are contingent upon the Subscriber furnishing in writing to the Issuer such information regarding the Subscriber, the securities of the Issuer held by the Subscriber and the intended method of disposition of such Shares, which shall be limited to non-underwritten public offerings, as shall be reasonably requested by the Issuer to effect the registration of such Shares, and shall execute such documents in connection with such registration as the Issuer may reasonably request that are customary of a selling stockholder in similar situations.

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(b)            The Issuer shall use commercially reasonable efforts, if requested by the Subscriber, to (i) cause the removal of any restrictive legend related to compliance with the federal securities laws set forth on the Shares, (ii) cause its legal counsel to deliver an opinion, if necessary, to the transfer agent in connection with the instruction under subclause (i) to the effect that removal of such legends in such circumstances may be effected in compliance under the Securities Act, and (iii) issue Shares without any such legend in certificated or book-entry form or by electronic delivery through The Depository Trust Company, at the Subscriber’s option, within three (3) business days of such request, if (A) the Shares are registered for resale under the Securities Act, (B) the Shares may be sold by the Subscriber without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions, or (C) the Subscriber has sold or transferred, or proposes to sell or transfer within five (5) business days of such request, Shares pursuant to the Registration Statement or in compliance with Rule 144. The Issuer’s obligation to remove legends under this Section 7 may be conditioned upon the Subscriber providing such representations and documentation as are reasonably necessary and customarily required in connection with the removal of restrictive legends.

(c)            At its expense the Issuer shall advise the Subscriber in writing within two (2) business days: (i) when a Registration Statement or any post-effective amendment thereto has become effective; (ii) of any request by the SEC for amendments or supplements to any Registration Statement or the prospectus included therein or for additional information; (iii) of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose; (iv) of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and (v) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading. Upon receipt of any written notice from the Issuer (which notice shall not contain any material non-public information regarding the Issuer) of the happening of any of the foregoing or of a Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, the undersigned agrees that (1) it will immediately discontinue offers and sales of the Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the undersigned receives copies of a supplemental or amended prospectus (which the Issuer agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Issuer that it may resume such offers and sales, and (2) it will maintain the confidentiality of any information included in such written notice delivered by the Issuer except (A) for disclosure to the Subscriber’s employees, agents and professional advisers who need to know such information and are obligated to keep it confidential, (B) for disclosures to the extent required in order to comply with reporting obligations to its limited partners who have agreed to keep such information confidential and (C) as required by law or subpoena. The Issuer shall use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable. Upon the occurrence of any event contemplated in clauses (i) through (v) above, except for such times as the Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Issuer shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

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(d)            The Issuer shall indemnify, defend and hold harmless each Subscriber (to the extent a seller under the Registration Statement), its officers, directors, members, managers, partners, shareholders, employees and agents of each of them, and each person who controls such Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) to the fullest extent permitted by applicable law, from and against any and all out-of-pocket losses, claims, damages, liabilities, costs (including, without limitation, reasonable costs of preparation and investigation and reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, or (ii) any violation or alleged violation by the Issuer of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Section 7, except to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding such Subscriber furnished in writing to the Issuer by such Subscriber expressly for use therein or such Subscriber has omitted a material fact from such information; provided, however, that the indemnification contained in this Section 7 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of the Issuer (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall the Issuer be liable for any Losses to the extent they arise out of or are based upon a violation which occurs (A) in reliance upon and in conformity with written information furnished by a Subscriber, (B) in connection with any failure of such person to deliver or cause to be delivered a prospectus made available by the Issuer in a timely manner, (C) as a result of offers or sales effected by or on behalf of any person by means of a “free writing prospectus” (as defined in Rule 405 under the Securities Act) that was not authorized in writing by the Issuer, or (D) in connection with any offers or sales effected by or on behalf of a Subscriber in violation of this Section 7. The Issuer shall notify such Subscriber promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 7 of which the Issuer is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Shares by such Subscriber.

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(e)            Each Subscriber shall, severally and not jointly, indemnify and hold harmless the Issuer, its directors, officers, agents and employees, and each person who controls the Issuer (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based upon information regarding such Subscriber furnished in writing to the Issuer by such Subscriber expressly for use therein or such Subscriber has omitted a material fact from such information; provided, however, that the indemnification contained in this Section 7 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of such Subscriber (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary herein, in no event shall the liability of any Subscriber be greater in amount than the dollar amount of the net proceeds received by such Subscriber upon the sale of the Shares pursuant to the Registration Statement giving rise to such indemnification obligation. Each Subscriber shall notify the Issuer promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 7 of which such Subscriber is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Shares by such Subscriber.

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(f)            If the indemnification provided under this Section 7 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 7(d) and 7(e) above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 7(f) from any person or entity who was not guilty of such fraudulent misrepresentation. Each indemnifying party’s obligation to make a contribution pursuant to this Section 7(f) shall be individual, not joint and several, and in no event shall the liability of Subscriber hereunder exceed the net proceeds received by Subscriber upon the sale of the Shares giving rise to such indemnification obligation.

(g)            For purposes of this Section 7, “Shares” shall mean, as of any date of determination, the Shares acquired by Subscriber pursuant to this Subscription Agreement and any other equity security issued or issuable with respect to such Shares by way of stock split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event.

8.            Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof other than as provided in this Section 8, upon the earliest to occur of (a) such date and time as the Combination Agreement is validly terminated in accordance with the terms therein, (b) upon the mutual written agreement of each of the parties hereto and the Company to terminate this Subscription Agreement, (c) if any of the conditions to Closing set forth in Section 2(c) or 2(d) are not capable of being satisfied by the End Date (as defined below) or (d) at the election of Subscriber, on or after the date 180 days following the date of this Subscription Agreement (the “End Date”), if the Closing has not occurred on or before such date; provided that nothing herein will relieve any party from liability for any fraud or willful material breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover any and all actual losses, liabilities or damages arising from such fraud or willful material breach. The Issuer shall promptly notify Subscriber of the termination of the Combination Agreement promptly after the termination of such agreement. Upon the termination of this Subscription Agreement, the Issuer shall promptly (but not later than one (1) business day thereafter) return the Purchase Price to Subscriber by a lump-sum payment and in full. Notwithstanding the above, it is agreed by the parties that the confidentiality provisions of this Subscription Agreement relating to information from the Issuer, Company and Subscriber shall survive the termination of this Subscription Agreement for a period of 2 years after the End Date.

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9.            Trust Account Waiver. Subscriber acknowledges that the Issuer is a blank check, special purpose acquisition company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Issuer and one or more businesses or assets. Subscriber further acknowledges that, as described in the Issuer’s prospectus relating to its initial public offering (the “Prospectus”), available at www.sec.gov, substantially all of the Issuer’s assets consist of the cash proceeds of the Issuer’s initial public offering and private placements of its securities, substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of the Issuer, its public stockholders and the underwriters of the Issuer’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Issuer to pay its tax obligations, if any, the funds and other assets in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of the Issuer entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, Subscriber, on behalf of itself and its representatives, hereby irrevocably waives any and all right, title and interest, and any claims of any kind any of them has or may in the future have, in any case arising out of this Subscription Agreement, in or to any funds or other assets held in the Trust Account, and agrees not to seek recourse against the Trust Account or the funds or assets held therein as a result of, or arising out of, this Subscription Agreement; provided, however, that nothing in this Section 9 shall be deemed to limit any right, title, interest or claim of Subscriber to funds or other assets in the Trust Account by virtue of such Subscriber’s record or beneficial ownership of securities of the Issuer acquired by any means other than pursuant to this Subscription Agreement, including but not limited to any redemption right with respect to any such securities of the Issuer, except to the extent that Subscriber has otherwise agreed with the Issuer to not exercise such redemption right.

10.           Miscellaneous.

(a)            Insofar as the parties to this Subscription Agreement are relying on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement, prior to the Closing, (i) Subscriber agrees to promptly notify the Issuer, the Company and the Placement Agents if any of the acknowledgments, understandings, agreements, representations and warranties made by Subscriber as set forth herein are no longer accurate in any material respect and (ii) the Issuer agrees to promptly notify Subscriber if any of the acknowledgments, understandings, agreements, representations and warranties made by the Issuer as set forth herein are no longer accurate in any material respect. The parties to this Subscription Agreement hereby further acknowledge and agree that (x) the Placement Agents are third-party beneficiaries of the representations and warranties of the Issuer and Subscriber contained in this Subscription Agreement and (y) the Company is a third-party beneficiary of Sections 8(b), 10(c)(ii) and 10(f)(ii).

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(b)            The Issuer and Subscriber are entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby to the extent required by law or by regulatory bodies.

(c)            Notwithstanding anything to the contrary in this Subscription Agreement, prior to the Closing, Subscriber may not transfer or assign all or any portion of its rights under this Subscription Agreement, other than (i) an assignment of all or any portion of such rights to an affiliate, a fund or account managed by the same investment manager as Subscriber, or (ii) with the prior consent of the Issuer and the Company; provided that no such assignment shall relieve Subscriber of any of its obligations hereunder; provided, further, that no such assignment shall be valid unless and until Subscriber and each assignee executes and delivers to the Issuer an assignment and joinder agreement substantially in the form attached hereto as Schedule B, by which such assignee agrees to be bound by and subject to the terms and conditions of this Subscription Agreement, makes the representations and warranties in Section 4 and delivers to the Issuer Schedule A.

(d)            All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing for a period of three years. For the avoidance of doubt, if for any reason the Closing does not occur prior to, or concurrently with, the consummation of the Merger, all representations, warranties and agreements of the parties hereunder shall survive the consummation of the Merger and remain in full force and effect.

(e)            The Issuer may request from Subscriber such additional information as the Issuer may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Acquired Shares, and Subscriber shall provide such information as may be reasonably requested. Subscriber acknowledges that the Issuer may file a upon, such heirs, executors copy of this Subscription Agreement with the Commission as an exhibit to a periodic report or a registration statement of the Issuer.

(f)            This Subscription Agreement may not be amended, modified, waived or supplemented (i) except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification, waiver, or supplement is sought and (ii) without the prior written consent of Issuer and the Company; provided that any rights (but not obligations) of a party under this Subscription Agreement may be waived, in whole or in part, by such party on its own behalf without the prior consent of any other party. No failure or delay of either the Issuer or Subscriber in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Issuer and Subscriber hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

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(g)            This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(h)            Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding, administrators, successors, legal representatives and permitted assigns.

(i)            If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(j)            This Subscription Agreement may be executed in one or more counterparts (including by facsimile, electronic mail or in .pdf or other electronic means), all of which shall be considered one and the same agreement and shall become effective when signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

(k)            Each party shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

(l)            Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed, sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (a) when so delivered personally, (b) if sent by email, when sent, provided that such transmission does not result in an “undeliverable” response, (c) one (1) business day after the date sent by reputable overnight carrier, or (d) five (5) business days after the date of mailing by certified or registered mail, in each case to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

(i)            if to Subscriber, to such address or addresses set forth on the signature page hereto;

(ii)            if to the Issuer, to:

Capstar Special Purpose Acquisition Corp.

405 West 14th Street

Austin, TX 78701

Attention: Benjamin M. Hanson

Email: ben@eqcapstrategies.com

23

with required copies to (which copies shall not constitute notice):

Kramer Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, NY 10036

Attention: Christopher S. Auguste

Email: cauguste@kramerlevin.com

Gelesis Inc.
501 Boylston Street, Suite 6102
Boston, MA 02116
Attention:    Yishai Zohar, Chief Executive Officer
Email:            yzohar@gelesis.com

Goodwin Proctor LLP
100 Northern Avenue
Boston, MA 02210
Attention:     James Barrett
Email:            JBarrett@goodwinlaw.com

(iii)            if to the Placement Agents, to:

Citigroup Global Markets, Inc.

388 Greenwich Street

New York, NY 10013

Attention: Richard Chand

Email: richard.chand@citi.com

UBS Securities LLC

1285 6th Avenue

New York, NY 10019

Attention: Robin Tang

Attention: John Delgado

Email: robin.tang@ubs.com

Email: john.delgado@ubs.com

with required copies to (which copies shall not constitute notice):

Winston & Strawn LLP

800 Capitol Street

Suite 2400

Houston, TX 77002

Attention: Michael Blankenship, Partner

Email: mblankenship@winston.com

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(m)            This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Subscription Agreement, shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to the principles of conflicts of law thereof.

THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, THE SUPREME COURT OF THE STATE OF NEW YORK AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF NEW YORK SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A NEW YORK STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 10(l) OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10(m).

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(n)            The parties agree that irreparable damage would occur if any provision of this Subscription Agreement were not performed in accordance with the terms hereof, and accordingly, that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Subscription Agreement or to enforce specifically the performance of the terms and provisions of this Subscription Agreement in an appropriate court of competent jurisdiction as set forth in Section 10(m), in addition to any other remedy to which any party is entitled at law or in equity.

[Signature pages follow.]

26

IN WITNESS WHEREOF, the Issuer has caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

CAPSTAR SPECIAL PURPOSE ACQUISITION CORP.

By:
Name:
Title:

Signature Page to Subscription Agreement – Issuer

IN WITNESS WHEREOF, Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

Name of Subscriber:	Name of Joint Subscriber, if applicable:

(Please print. Please indicate name and capacity of person signing above.)	(Please print. Please indicate name and capacity of person signing above.)

Signature of Subscriber:	Signature of Joint Subscriber, if applicable:

By:	By:
Name:	Name:
Title:	Title:

☐ Joint Tenants with Rights of Survivorship ☐ Tenants-in-Common ☐ Community Property

State/Country of Formation or Domicile (if applicable):

Email Address:

Mailing Address for Notice to Subscriber:

Attention:

Business Address (if different):

Attention:

Telephone No.:

Facsimile No.:

Purchase Price*:	$

Acquired Shares:

* You must pay the Purchase Price by wire transfer of U.S. $ in immediately available funds to the account specified by the Issuer in the Closing Notice. To the extent the offering is oversubscribed, the number of Common Shares received may be less than the number of Common Shares subscribed for.

Signature Page to Subscription Agreement – Subscriber

SCHEDULE A
ELIGIBILITY REPRESENTATIONS OF U.S. SUBSCRIBER

This Schedule must be completed by Subscriber and forms a part of the Subscription Agreement to which it is attached. Capitalized terms used and not otherwise defined in this Schedule have the meanings given to them in the Subscription Agreement. Subscriber must check the applicable box in either Part A, Part B or Part C below and the applicable box in Part D below.

A.            QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

☐	Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).
☐	Subscriber is subscribing for the Acquired Shares as a fiduciary or agent for one or more investor accounts, and each owner of such accounts is a QIB.

*** OR ***

B.            INSTITUTIONAL ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

Subscriber is an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and has checked below the box(es) for the applicable provision under which Subscriber qualifies as such:

☐	Subscriber is an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, a corporation, Massachusetts or similar business trust, partnership, or limited liability company that was not formed for the specific purpose of acquiring the securities of the Issuer being offered in this offering, with total assets in excess of $5,000,000.
☐	Subscriber is a “private business development company” as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.
☐	Subscriber is a “bank” as defined in Section 3(a)(2) of the Securities Act.
☐	Subscriber is a “savings and loan association” or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity.
☐	Subscriber is a broker or dealer registered pursuant to Section 15 of the Exchange Act.
☐	Subscriber is an “insurance company” as defined in Section 2(a)(13) of the Securities Act.
☐	Subscriber is an investment adviser relying on the exemption from registering with the Commission under Section 203(l) or (m) of the Investment Advisers Act of 1940.

Schedule A-1

☐	Subscriber is an investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state.
☐	Subscriber is an investment company registered under the Investment Company Act of 1940.
☐	Subscriber is a “business development company” as defined in Section 2(a)(48) of the Investment Company Act of 1940.
☐	Subscriber is a “Small Business Investment Company” licensed by the U.S. Small Business Administration under either Section 301(c) or (d) of the Small Business Investment Act of 1958.
☐	Subscriber is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, and such plan has total assets in excess of $5,000,000.
☐	Subscriber is a Rural Business Investment Company as defined in Section 384A of the Consolidated Farm and Rural Development Act.
☐	Subscriber is an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is one of the following.
☐ A bank;
☐ A savings and loan association;
☐ An insurance company; or
☐ A registered investment adviser.
☐	Subscriber is an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 with total assets in excess of $5,000,000.
☐	Subscriber is an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 that is a self-directed plan with investment decisions made solely by persons that are accredited investors.
☐	Subscriber is a trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered by the Issuer in this offering, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the Securities Act.
☐	Subscriber is an entity in which each of its equity owners (whether entities themselves or natural persons) are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act).
☐	Subscriber is an entity that is not formed for the specific purpose of acquiring the securities offered by the Issuer in this offering and owns “investments” (as defined in Rule 2a51-1(b) under the Investment Company Act of 1940) in excess of $5,000,000.

Schedule A-2

☐	Subscriber is a natural person whose individual net worth, or joint net worth with that person’s spouse, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding sixty (60) days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability.
☐	Subscriber is a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year.
☐	Subscriber is a “family office” as defined under the Investment Advisers Act of 1940, (i) with assets under management in excess of $5,000,000, (ii) that was not formed for the specific purpose of investing in the securities offered by the Issuer in this offering, and (iii) whose prospective investment in the securities offered by the Issuer in this offering is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of such prospective investment.
☐	Subscriber is a “family client,” as defined under the Investment Advisers Act, of a family office, whose prospective investment in the securities offered by the Issuer in this offering is directed by such family office, and such family office is one (i) with assets under management in excess of $5,000,000, (ii) that was not formed for the specific purpose of investing in the securities offered by the Issuer in this offering, and (iii) whose prospective investment in the securities offered by the Issuer in this offering is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of such prospective investment.

*** AND ***

C.            AFFILIATE STATUS

(Please check the applicable box)

Subscriber:

☐	is
☐	is not

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Issuer or acting on behalf of an affiliate of the Issuer.

Schedule A-3

SCHEDULE B

FORM OF

SUBSCRIPTION ASSIGNMENT AND JOINDER AGREEMENT

This Subscription Assignment and Joinder Agreement (this “Assignment Agreement”), dated ___________, 2021, is made and entered into by and between ______________________________ (“Subscriber”) and ___________________________ (“Assignee”), and acknowledged and accepted by Capstar Special Purpose Acquisition Corp., a Delaware corporation (the “Issuer”).

WHEREAS, the Issuer and Subscriber entered into that certain Subscription Agreement (the “Subscription Agreement”), dated May ___, 2021, pursuant to which Subscriber agreed to subscribe for and purchase                              Common Shares of the Issuer (the “Acquired Shares”);

WHEREAS, Subscriber desires to transfer and assign, to Assignee, Subscriber’s rights to subscribe for and purchase                  of the Acquired Shares (the “Assigned Shares”), together with all rights and obligations of Subscriber under the Subscription Agreement with respect to such Assigned Shares.

NOW, THEREFORE, pursuant to Section 10(c) of the Subscription Agreement, and subject to acceptance by the Issuer by countersignature hereof:

1.            Subscriber hereby assigns its rights to subscribe for and purchase the Assigned Shares to Assignee.

2.            Assignee hereby (a) accepts and assumes the rights and obligations of Subscriber to subscribe for and purchase the Assigned Shares, and agrees to be bound by and subject to the terms and conditions of the Subscription Agreement with respect thereto, (b) makes the representations and warranties in Section 4 of the Subscription Agreement with respect to the Assigned Shares, and (c) delivers to the Issuer a completed Schedule B to the Subscription Agreement attached hereto.

3.            Notwithstanding the foregoing, this Assignment Agreement shall not relieve Subscriber of any of its obligations under the Subscription Agreement.

4.            Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Subscription Agreement.

[Signature Page Follows]

Schedule B-1

IN WITNESS WHEREOF, this Subscription Assignment and Joinder Agreement has been executed by Subscriber and Assignee, each by its duly authorized representative as of the date set forth above.

Name of Subscriber:

By:
Name:
Title:

Name of Assignee:

By:
Name:
Title:

Acknowledged and agreed:

CAPSTAR SPECIAL PURPOSE ACQUISITION CORP.

By:
Name:
Title:

EXHIBIT C

FORM OF TRANSACTION SUPPORT AGREEMENT

This TRANSACTION SUPPORT AGREEMENT (this “Agreement”) is entered into as of July 19, 2021, by and among Capstar Special Purpose Acquisition Corp., a Delaware corporation (“Capstar”), and [•], a [•] (the “Stockholder”).1 Each of Capstar and the Stockholder are sometimes referred to herein individually as a “Party” and collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Business Combination Agreement (defined below).

RECITALS

WHEREAS, on July 19, 2021, Capstar, CPSR Gelesis Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Gelesis, Inc., a Delaware corporation (the “Company”), entered into that certain Business Combination Agreement (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”) pursuant to which, among other things, Merger Sub will merge with and into the Company, with the Company as the surviving corporation in the merger and, after giving effect to such merger, becoming a wholly-owned Subsidiary of Capstar, and each Company Share (including the Subject Company Shares (as defined below)) will be converted into the right to receive Capstar Shares, in each case, on the terms and subject to the conditions set forth in the Business Combination Agreement;

WHEREAS, the Stockholder is the record and beneficial owner of the number and type of Equity Securities of the Company set forth on Schedule A hereto (together with any other Equity Securities of the Company that the Stockholder acquires record or beneficial ownership after the date hereof, collectively, the “Subject Company Shares”);

WHEREAS, in consideration for the benefits to be received by the Stockholder under the terms of the Business Combination Agreement and as a material inducement to Capstar and the other Capstar Parties agreeing to enter into and consummate the transactions contemplated by the Business Combination Agreement, the Stockholder agrees to enter into this Agreement and to be bound by the agreements, covenants and obligations contained in this Agreement; and

WHEREAS, the Parties acknowledge and agree that Capstar and the other Capstar Parties would not have entered into and agreed to consummate the transactions contemplated by the Business Combination Agreement without the Stockholder entering into this Agreement and agreeing to be bound by the agreements, covenants and obligations contained in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

AGREEMENT

1.   Company Stockholder Consent and Related Matters.

(a)   As promptly as reasonably practicable (and in any event within two (2) Business Days) following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, the Stockholder shall duly execute and deliver to the Company and Capstar the Company Stockholder Written Consent under which it shall irrevocably and unconditionally consent to the matters, actions and proposals contemplated by Section 5.14(b) (Transaction Support Agreements; Company Stockholder Approval; Subscription Agreements) of the Business Combination Agreement. As promptly as reasonably practicable (and in any event prior to the earlier of (x) the time at which the Company delivers the Allocation Schedule to Capstar pursuant to the Business Combination Agreement or (y) the time at which the Company is required to deliver to the Allocation Schedule to Capstar pursuant to the Business Combination Agreement), the Stockholder shall (i) duly execute and deliver to the Company and Capstar a written consent, in accordance with the DGCL, the Company’s Governing Documents and the Company Stockholders Agreement, under which it irrevocably and unconditionally consents to the matters, actions and proposals contemplated by Section 5.14(b) (Transaction Support Agreements; Company Stockholder Approval; Subscription Agreements) of the Business Combination Agreement or (ii) execute and deliver all additional agreements, documents and instruments and take, or cause to be taken, all actions necessary or reasonably advisable in order to amend or otherwise modify the Governing Documents of the Company, the Company Stockholders Agreement and each other applicable Contract in the manner required by Section 5.14(b) (Transaction Support Agreements; Company Stockholder Approval; Subscription Agreements) of the Business Combination Agreement. Without limiting the generality of the foregoing in this Section 1(a), prior to the Closing, the Stockholder shall vote (or cause to be voted) the Subject Company Shares against and withhold consent with respect to (A) any Company Acquisition Proposal or (B) any other matter, action or proposal that would reasonably be expected to result in (x) a breach of any of the Company’s covenants, agreements or obligations under the Business Combination Agreement or (y) any of the conditions to the Closing set forth in Sections 6.1 or 6.2 of the Business Combination Agreement not being satisfied.

1 As contemplated by the Business Combination Agreement, each Company Stockholder set forth on Schedule I to the Business Combination Agreement will enter into a separate Transaction Support Agreement.

(b)   Without limiting any other rights or remedies of Capstar, the Stockholder hereby irrevocably appoints Capstar or any individual designated by Capstar as the Stockholder’s agent, attorney-in-fact and proxy (with full power of substitution and resubstituting), for and in the name, place and stead of the Stockholder, to attend on behalf of the Stockholder any meeting of the Company Stockholders with respect to the matters described in Section 1(a), to include the Subject Company Shares in any computation for purposes of establishing a quorum at any such meeting of the Company Stockholders, to vote (or cause to be voted) the Subject Company Shares or consent (or withhold consent) with respect to any of the matters described in Section 1(a) in connection with any meeting of the Company Stockholders or any action by written consent by the Company Stockholders (including the Company Stockholder Written Consent), in each case, in the event that the Stockholder fails to perform or otherwise comply with the covenants, agreements or obligations set forth in Section 1(a).

(c)   The proxy granted by the Stockholder pursuant to Section 1(b) is coupled with an interest sufficient in law to support an irrevocable proxy and is granted in consideration for Capstar entering into the Business Combination Agreement and agreeing to consummate the transactions contemplated thereby. The proxy granted by the Stockholder pursuant to Section 1(b) is also a durable proxy and shall survive the bankruptcy, dissolution, death, incapacity or other inability to act by the Stockholder and shall revoke any and all prior proxies granted by the Stockholder with respect to the Subject Company Shares. The vote or consent of the proxyholder in accordance with Section 1(b) and with respect to the matters in Section 1(a) shall control in the event of any conflict between such vote or consent by the proxyholder of the Subject Company Shares and a vote or consent by the Stockholder of the Subject Company Shares (or any other Person with the power to vote the Subject Company Shares) with respect to the matters in Section 1(a). The proxyholder may not exercise the proxy granted pursuant to Section 1(b) on any matter except those provided in Section 1(a). For the avoidance of doubt, the Stockholder may vote the Subject Company Shares on all other matters, subject to, for the avoidance of doubt, the other applicable covenants, agreements and obligations set forth in this Agreement.

2.   Other Covenants and Agreements.

(a)  The Stockholder hereby agrees that, notwithstanding anything to the contrary in any such agreement, each of the agreements set forth on Schedule B hereto shall be automatically terminated and of no further force and effect (including any provisions of any such agreement that, by its terms, survive such termination) effective as of, and subject to and conditioned upon the occurrence of, the Closing and (ii) upon such termination neither the Company nor any of its Affiliates (including the other Group Companies and, from and after the Effective Time, Capstar and its Affiliates) shall have any further obligations or liabilities under each such agreement. Without limiting the generality of the foregoing, the Stockholder hereby agrees to promptly execute and deliver all additional agreements, documents and instruments and take, or cause to be taken, all actions necessary or reasonably advisable in order to achieve the purpose of the preceding sentence.

(b)   The Stockholder shall be bound by and subject to (i) Sections 5.3(a) (Confidentiality) and 5.4(a) (Public Announcements) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement, as if the Stockholder is directly party thereto, and (ii) the first sentence of Section 5.7(a) (Exclusive Dealing) and Section 8.18 (Trust Account Waiver) of the Business Combination Agreement to the same extent as such provisions apply to the Company, as if the Stockholder is directly party thereto.

(c)   The Stockholder acknowledges and agrees that Capstar and the other Capstar Parties are entering into the Business Combination Agreement in reliance upon the Stockholder entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement and but for the Stockholder entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement, Capstar and the other Capstar Parties would not have entered into or agreed to consummate the transactions contemplated by the Business Combination Agreement.

(d)   The Stockholder hereby agrees to, in connection with the closing of the Merger, to execute a customary lock-up agreement with respect to any Capstar Shares received by such Stockholder in the Merger, which, in any event, shall terminate no later than 180 days from the Closing.

3.   Stockholder Representations and Warranties.   The Stockholder represents and warrants to Capstar as follows:

(a)   If such Stockholder is not an individual, the Stockholder is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable).

(b)   If such Stockholder is not an individual, the Stockholder has the requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement, to perform its covenants, agreements and obligations hereunder (including, for the avoidance of doubt, those covenants, agreements and obligations hereunder that relate to the provisions of the Business Combination Agreement), and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement has been duly authorized by all necessary corporate (or other similar) action on the part of the Stockholder. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid, legal and binding agreement of the Stockholder (assuming that this Agreement is duly authorized, executed and delivered by Capstar), enforceable against the Stockholder in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(c)   No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Stockholder with respect to the Stockholder’s execution, delivery or performance of its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated hereby, except for any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not adversely affect the ability of the Stockholder to perform, or otherwise comply with, any of its covenants, agreements or obligations hereunder in any material respect.

(d)   None of the execution or delivery of this Agreement by the Stockholder, the performance by the Stockholder of any of its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated hereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Stockholder’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which the Stockholder is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which the Stockholder or any of its properties or assets are bound or (iv) result in the creation of any Lien upon the Subject Company Shares, except, in the case of any of clauses (ii) and (iii) above, as would not adversely affect the ability of the Stockholder to perform, or otherwise comply with, any of its covenants, agreements or obligations hereunder in any material respect.

(e)   The Stockholder is the record owner of the Subject Company Shares and has valid, good and marketable title to the Subject Company Shares, free and clear of all Liens (other than transfer restrictions under applicable Securities Law or under the Company Stockholders Agreement). Except for the Equity Securities of the Company set forth on Schedule A hereto, together with any other Equity Securities of the Company that the Stockholder acquires record or beneficial ownership after the date hereof that is either permitted pursuant to, or acquired in accordance with, Section 5.1(b)(iv) of the Business Combination Agreement, the Stockholder does not own, beneficially or of record, any Equity Securities of any Group Company. Except as otherwise expressly contemplated by the Company Stockholders Agreement, the Stockholder does not have the right to acquire any Equity Securities of any Group Company. The Stockholder has the sole right to vote (and provide consent in respect of, as applicable) the Subject Company Shares and, except for this Agreement, the Business Combination Agreement and the Company Stockholders Agreement, the Stockholder is not party to or bound by (i) any option, warrant, purchase right, or other Contract that would (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require the Stockholder to Transfer (as defined below) any of the Subject Company Shares or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of any of the Subject Company Shares.

(f)   There is no Proceeding pending or, to the Stockholder’s knowledge, threatened against the Stockholder that, if adversely decided or resolved, would reasonably be expected to adversely affect the ability of the Stockholder to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect.

(g)   The Stockholder, on his, her or its own behalf and on behalf of his, her or its Representatives, acknowledges, represents, warrants and agrees that (i) he, she or it has conducted his, her or its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the Capstar Parties and (ii) he, she or it has been furnished with or given access to such documents and information about the Capstar Parties and their respective businesses and operations as he, she or it and his, her or its Representatives have deemed necessary to enable him, her or it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the other Ancillary Documents to which he, she or it is or will be a party and the transactions contemplated hereby and thereby.

(h)   In entering into this Agreement and the other Ancillary Documents to which he, she or it is or will be a party, the Stockholder has relied solely on his, her or its own investigation and analysis and the representations and warranties expressly set forth in the Ancillary Documents to which he, she or it is or will be a party and no other representations or warranties of any Capstar Party (including, for the avoidance of doubt, none of the representations or warranties of any Capstar Party set forth in the Business Combination Agreement or any other Ancillary Document), any Capstar Non-Party Affiliate or any other Person, either express or implied, and the Stockholder, on his, her or its own behalf and on behalf of his, her or its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in the Ancillary Documents to which he, she or it is or will be a party, none of the Capstar Parties, any Capstar Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents to which he, she or it is or will be a party or the transactions contemplated hereby or thereby.

4.   Transfer of Subject Securities.   Except as expressly contemplated by the Business Combination Agreement or with the prior written consent of Capstar (such consent to be given or withheld in its sole discretion), from and after the date hereof, the Stockholder agrees not to (a) Transfer any of the Subject Company Shares, (b) enter into (i) any option, warrant, purchase right, or other Contract that would (either alone or in connection with one or more events or developments (including the satisfaction or waiver of any conditions precedent)) require the Stockholder to Transfer the Subject Company Shares or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of the Subject Company Shares, or (c) take any actions in furtherance of any of the matters described in the foregoing clauses (a) or (b). For purposes of this Agreement, “Transfer” means any, direct or indirect, sale, offer, transfer, assignment, pledge, mortgage, exchange, hypothecation, grant of a security interest in or disposition or encumbrance of an interest (whether with or without consideration, whether voluntarily or involuntarily or by operation of law or otherwise), grant of any option to purchase or otherwise dispose of or agreement to dispose of, establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position, entry into any swap or other arrangement, or public announcement of any intention to effect any of the foregoing.

5.   Termination.   This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (a) the Effective Time; and (b) the termination of the Business Combination Agreement in accordance with its terms. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or Liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, the termination of this Agreement pursuant to Section 5(b) shall not affect any Liability on the part of any Party for a Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud.

6.   Fiduciary Duties.   Notwithstanding anything in this Agreement to the contrary, (a) the Stockholder makes no agreement or understanding herein in any capacity other than in such Stockholder’s capacity as a record holder and beneficial owner of the Subject Company Shares[, and not in such Stockholder’s capacity as a director, officer or employee of the Company or any of the Company’s Subsidiaries]2 and (b) [nothing herein will be construed to limit or affect any action or inaction by such Stockholder as a member of the board of directors of any Group Company or as an officer, employee or fiduciary of any Group Company, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of such Group Company].3

7.   No Recourse.   Except for claims pursuant to the Business Combination Agreement or any other Ancillary Document by any party(ies) thereto against any other party(ies) thereto, each Party agrees that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against the Company or any Company Non-Party Affiliate (other than the Stockholder named as a party hereto, on the terms and subject to the conditions set forth herein) or any Capstar Non-Party Affiliate, and (b) none of the Company, any Company Non-Party Affiliates (other than the Stockholder named as a party hereto, on the terms and subject to the conditions set forth herein) or any Capstar Non-Party Affiliate shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished in connection with this Agreement, the negotiation hereof or the transactions contemplated hereby.

8.   Notices.   All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by facsimile (having obtained electronic delivery confirmation thereof) if applicable, e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the email was sent to the intended recipient thereof without an “error” or similar message that such email was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

2 Language to be included for individual shareholders.

3 Language to be included for individual shareholders.

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If to Capstar, to:

Capstar Special Purpose Acquisition Corp.

405 West 14th Street

Austin, TX 78701
Attention:
E-mail:

with a copy (which shall not constitute notice) to:

Kramer Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, NY 10033
Attention:
E-mail:

If to the Stockholder, to:

[                 ]
[                 ]
[                 ]

Attention:

[                 ]

Facsimile:

[                 ]

Email:

[                 ]

with a copy (which shall not constitute notice) to:

[                 ]
[                 ]
[                 ]

Attention:

[                 ]

Facsimile:

[                 ]

Email:

[                 ]

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

9.   Entire Agreement.   This Agreement, the Business Combination Agreement and documents referred to herein and therein constitutes the entire agreement of the Parties with respect to the subject matter of this Agreement, and supersede all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter of this Agreement, except as otherwise expressly provided in this Agreement.

10.   Amendments and Waivers; Assignment.   Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the Stockholder and Capstar. Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assignable by the Stockholder without Capstar’s prior written consent (to be withheld or given in its sole discretion).

11.   Fees and Expenses.   Except as otherwise expressly set forth in the Business Combination Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses.

12.   Remedies.   Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that either Party does not perform its respective obligations under the provisions of this Agreement in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that each Party shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

13.   No Third Party Beneficiaries.   This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.

14.   Miscellaneous.   Sections 8.1 (Non-Survival), 8.5 (Governing Law), 8.7 (Construction; Interpretation), 8.10 (Severability), 8.11 (Counterparts; Electronic Signatures), 8.15 (Waiver of Jury Trial) and 8.16 (Submission to Jurisdiction) of the Business Combination Agreement are incorporated herein by reference and shall apply to this Agreement, mutatis mutandis.

[Signature page follows]

IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.

CAPSTAR SPECIAL PURPOSE ACQUISITION CORP.

By:
Name:
Title:

[Signature Page to Transaction Support Agreement]

[STOCKHOLDER]

By:
Name:
Title:

[Signature Page to Transaction Support Agreement]

Schedule A

Owned Equity Securities

Security	Number
[•]	[•]

Schedule B

Terminated Agreements

1. Ninth Amended and Restated Stockholders’ Agreement, dated December 5, 2019, by and among the Company and certain stockholders of the Company.

2. Ninth Amended and Restated Registration Rights Agreement, dated December 5, 2019, by and among the Company and certain stockholders of the Company.

EXHIBIT D

FORM OF AMENDED AND RESTATED REGISTRATION

AND STOCKHOLDER RIGHTS AGREEMENT

This Amended and Restated Registration and Stockholder Rights Agreement (this “Agreement”) is dated as of [    ], 2021, and is by and among Gelesis Holdings, Inc., a Delaware corporation (the “Company”) (formerly known as Capstar Special Purpose Acquisition Corp.), Capstar Sponsor Group, LLC, a Delaware limited liability company (the “Sponsor”), the persons and entities listed on Exhibit A who hold beneficially and of record the type and number of securities (the “Sponsor Securities”) indicated next to their name in Exhibit A (each, a “Capstar Holder”) and certain former stockholders of Gelesis, Inc., a Delaware corporation and the entity that was merged with and into the Merger Sub (as defined below) contemporaneously with the execution and delivery of this Agreement (“Target”), listed on Exhibit B who hold beneficially and of record the type and number of shares of Common Stock, including Earn-Out Shares, and/or Equity Awards exercisable for shares of Common Stock (all as defined below) indicated next to their name in Exhibit B (each a “Target Holder”, and, collectively with the Sponsor and the Capstar Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 6.2 of this Agreement, the “Holders” and each, a “Holder”).

Recitals

WHEREAS, the Company, the Sponsor and the Capstar Holders are party to that certain Registration and Stockholders Rights Agreement, dated as of [              ], 2020 (the “Original Agreement”);

WHEREAS, the Company, CPSR Gelesis Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (the “Merger Sub”), and Target have entered into that certain Business Combination Agreement, dated as of July 19, 2021 (as amended, modified and/or supplemented from time to time, the “BCA”), pursuant to which, among other things, Merger Sub merged with and into Target, with Target continuing as the surviving company in the merger and, after giving effect to such merger, became a wholly owned subsidiary of the Company;

WHEREAS, on the date hereof, pursuant to the BCA, the Holders received shares of common stock, par value $0.0001 per share, of the Company (“Common Stock”);

WHEREAS, on the date hereof, pursuant to the BCA, certain Target Holders received shares of restricted Common Stock (the “Earn Out Shares”);

WHEREAS, on the date hereof; pursuant to the BCA, certain Target Holders received Rollover Options and Rollover Warrants, each as defined in the BCA (“Equity Awards”);

WHEREAS, on the date hereof, certain Target Holders and other investors, collectively, the “PIPE Investors”) purchased an aggregate of [•] shares of Common Stock (the “PIPE Shares”), in a transaction exempt from registration under the Securities Act pursuant to the respective Subscription Agreements, each dated as of [•], 2021, entered into by and between the Company and each PIPE Investors (each, a “Subscription Agreement” and, collectively, the “Subscription Agreements”);

WHEREAS, pursuant to Section 6.8 of the Original Agreement, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Holders (as defined in the Original Agreement) of at least a majority in interest of the Registrable Securities (as defined in the Original Agreement) at the time in question, and the Sponsor and the Capstar Holders are Holders in the aggregate of all of the Registrable Securities as of the date hereof;

1

WHEREAS, the Company, the Sponsor and the Capstar Holders desire to amend and restate the Original Agreement in its entirety and enter into this Agreement, pursuant to which the Company shall grant the Sponsor and the Capstar Holders certain registration rights with respect to certain securities of the Company, and the Sponsor and the Capstar Holder will agree to certain restrictions on transfer with respect to Sponsor Securities;

WHEREAS, pursuant to Section 9(c) of the Ninth Amended and Restated Registration Rights Agreement (the “Target’s IRA/RRA”), the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Target and at least 70 percent (70%) of the holders of the issued and outstanding Preferred Stock of Target, and the Target and the Target Holders constitute the requisite majority for such purpose as of the date hereof; and

WHEREAS, the Target and the Target Holders desire to amend and restate the Target’s IRA/RRA in its entirety and enter into this Agreement, pursuant to which the Company shall grant the Target Holders certain registration rights with respect to certain securities of the Company as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the other parties to this Agreement, intending to be legally bound, hereby agree as follows:

Article 1

DEFINITIONS

1.1      Certain Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

(a)             “Additional Holder” shall have the meaning given in Section 6.10.

(b)            “Additional Holder Common Stock” shall have the meaning given in Section 6.10.

(c)            “Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or the Chief Financial Officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any Prospectus and any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not independently be required to be made at such time but for the Registration Statement being filed, or declared effective or the prospectus included therein being used to effect the offer or sales of securities, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.

(d)            “Affiliate” means, (i) with respect to any specified Person that is not a natural person, (a) any other Person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person, and (b) any corporation, trust, limited liability company, general or limited partnership or other entity advised or managed by, or under common control or management with, such Person (for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise) and (ii) with respect to any natural person, any Member of the Immediate Family of such natural person, or any Person that is, directly or indirectly, controlled by such specified natural person; provided that the Company and each of its subsidiaries shall be deemed not to be Affiliates of any Holder.

(e)            “Agreement” shall have the meaning given in the Preamble hereto.

(f)            “BCA” shall have the meaning given in the Preamble hereto.

(g)            “Block Trade” shall have the meaning set forth in Section 2.3(a).

(h)            “Board” shall mean the Board of Directors of the Company.

(i)            “Capstar Holders” shall have the meaning given in the Preamble hereto.

2

(j)            “Change in Control” shall mean the transfer (whether by tender offer, merger, stock purchase, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group within the definition of Section 13 of the Exchange Act, including such persons’ Affiliates, of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would hold more than 50% of the voting power of all outstanding securities of the Company (or surviving entity) or would otherwise have the power to control the board of directors of the Company or to direct the operations of the Company.

(k)            “Closing” shall have the meaning given in the BCA.

(l)            “Closing Date” shall have the meaning given in the BCA.

(m)            “Commission” shall mean the Securities and Exchange Commission.

(n)            “Common Stock” shall have the meaning given in the Recitals hereto.

(o)            “Company” shall have the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

(p)            “Demanding Holder” shall have the meaning set forth in Section 2.1(d).

(q)            “Earn Out Shares” shall have the meaning given in the Recitals hereto.

(r)            “EDGAR” shall have the meaning given in Section 3.1(b).

(s)            “Equity Awards” shall have the meaning given in the Recitals hereto.

(t)            “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

(u)            “Form S-1 Shelf” shall have the meaning given in Section 2.1(a).

(v)            “Form S-3 Shelf” shall have the meaning given in Section 2.1(a).

(w)            “Holder Information” shall have the meaning given in Section 4.1(b).

(x)            “Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.

(y)            “Joinder” shall have the meaning given in Section 6.10.

(z)            “Lock-up” shall have the meaning given in Section 5.1.

(aa)      “Lock-up Parties” shall mean the Holders and their respective Permitted Transferees.

(bb)      “Lock-up Period” shall mean: (i) with respect to the Sponsor, the period beginning on the Closing Date and ending on the date that is the twelve (12) month anniversary of the Closing Date, provided, that this period will immediately expire pursuant to the terms of that certain letter agreement dated as of July 1, 2020 between the Company and such Holders if the closing sale price of the Common Stock as reported by the NYSE, or such other major securities exchange on which the Common Stock is then principally listed for trading if not the NYSE, equals or exceeds $12.00 per share for any twenty (20) trading days within any period of thirty (30) consecutive trading days that commences no earlier than the one-hundred-fiftieth (150th)day after the Closing Date; and (ii) with respect to each Capstar Holder and Target Holder, the period beginning on the Closing Date and ending on the date that is one-hundred-eighty (180) days after the Closing Date.

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(cc)      “Lock-up Shares” shall mean the shares of Common Stock and any other equity securities convertible into or exercisable or exchangeable for shares of Common Stock held by the Holders immediately following the Closing or shares of Common Stock issued or issuable with respect to or in exchange for Sponsor Securities, Earn Out Shares and Equity Awards on or after the Closing as permitted by this Agreement, but excluding all PIPE Shares purchased pursuant to Subscription Agreements.

(dd)      “Maximum Number of Securities” shall have the meaning given in Section 2.1(e).

(ee)      “Merger” shall have the meaning given in the Recitals hereto.

(ff)      “Merger Sub” shall have the meaning given in the Recitals hereto.

(gg)      “Minimum Takedown Threshold” shall have the meaning set forth in Section 2.1(d).

(hh)      “Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

(ii)            “Original Agreement” shall have the meaning set forth in the Recitals hereto.

(jj)      “Other Coordinated Offering” shall have the meaning set forth in Section 2.3(a).

(kk)      “Permitted Transferees” shall mean with respect to each Holder and its Permitted Transferees: (i) prior to the expiration of the Lock-up Period, any person or entity to whom such Holder is permitted to transfer such Registrable Securities prior to the expiration of the Lock-up Period pursuant to, and in compliance with the requirements of, Section 5.1 and (ii) after the expiration of the Lock-up Period, any person or entity to whom such Holder is permitted to transfer such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or its Permitted Transferees and the Company and any transferee thereafter.

(ll)      “Piggyback Registration” shall have the meaning set forth in Section 2.2(a).

(mm)      “PIPE Shares” shall have the meaning given in the Recitals hereto.

(nn)      “PIPE Investors” shall have the meaning given in the Recitals hereto.

(oo)       “Plan of Distribution” shall have the meaning set forth in Section 2.1(a).

(pp)      “Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

(qq)      “Registrable Securities” shall mean: (v) any outstanding shares of Common Stock or any other equity security (including warrants to purchase shares of Common Stock and shares of Common Stock issued or issuable upon the exercise, conversion or exchange of any other equity security) of the Company held by a Holder immediately following the Closing (including any securities distributable pursuant to the BCA, shares of Common Stock issued or issuable with respect to or in exchange for Sponsor Securities, Earn Out Shares and Equity Awards); (x) any outstanding shares of Common Stock or any other equity security (including warrants to purchase shares of Common Stock and shares of Common Stock issued or issuable upon the exercise, conversion or exchange of any other equity security) of the Company acquired by a Holder following the Closing to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by a Holder who is an “affiliate” (as defined in Rule 144) of the Company; (y) any Additional Holder Common Stock; and (z) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (v), (x),(y) or (z) by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that as to any particular Registrable Security, such security shall cease to be a “Registrable Security” upon the earliest of:

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(i)            a Registration Statement with respect to the sale of such security shall have become effective under the Securities Act and such security shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; or

(ii)            (a) such security shall have been otherwise transferred or been sold pursuant to Rule 144 (or any successor rule promulgated thereafter by the Commission) under the Securities Act, (b) a new certificated or uncertificated security not bearing (or book-entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company, (c) such Security shall have ceased to be outstanding, (d) such Security is eligible to be resold without regard to volume, public information, manner of sale or similar requirements of Rule 144, (e) the resale of such security is not prohibited by the Lock-Up, or (f) such security has been sold without registration pursuant to Section 4(a)(1) of the Securities Act or Rule 145.

(rr)      The terms “register,” “registered” and “registration” shall refer to a registration, including any related Shelf Takedown, effected by preparing and filing a Registration Statement, Prospectus or similar document in compliance with the requirements of the Securities Act and applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

(ss)      “Registration Expenses” shall mean the documented, out-of-pocket expenses of a registration, including, without limitation, the following:

(i)            all registration, listing and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any national securities exchange on which the Common Stock is then listed;

(ii)            fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities;

(iii)            printing, messenger, telephone and delivery expenses;

(iv)            fees and disbursements of all independent registered public accountants of the Company and any other persons, including special experts, retained by the Company, incurred in connection with such registration;

(v)            fees and disbursements of counsel of the Company;

(vi)            all expenses in connection with the preparation, printing and filing of a Registration Statement, any Prospectus and any amendments and supplements thereto and the mailing and delivering of copies thereof to any Holders, underwriters and dealers; and

(vii)            in an Underwritten Offering, Block Trade or Other Coordinated Offering, reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders (not to exceed $35,000, without the consent of the Company) but not including (i) any other expenses of the Holders, or (ii) any underwriting discounts, brokerage or other commissions and transfer taxes, if any.

(tt)      “Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement other than a registration statement (and related Prospectus) filed on Form S-4 or Form S-8 or any successor form thereto.

(uu)      “Requesting Holders” shall have the meaning given in Section 2.1(e).

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(vv)      “Restated Certificate” shall mean the Company’s Amended and Restated Certificate of Incorporation, as the same may be amended from time to time.

(ww)      “Restricted Securities” shall mean any Registrable Securities that were not issued to Holder pursuant to an effective registration statement in accordance with the Securities Act.

(xx)            “Rule 144” shall mean Rule 144 as promulgated by the Commission under the Securities Act, as such Rule may be amended from time to time, or any similar successor rule that may be promulgated by the Commission.

(yy)      “Rule 145” shall mean Rule 145 as promulgated by the Commission under the Securities Act, as such Rule may be amended from time to time, or any similar successor rule that may be promulgated by the Commission.

(zz)      “Rule 415” shall mean Rule 415 as promulgated by the Commission under the Securities Act, as such Rule may be amended from time to time, or any similar successor rule that may be promulgated by the Commission.

(aaa)      “Securities Act” shall mean the Securities Act of 1933, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

(bbb)      “Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.

(ccc)      "Shelf Registration" shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

(ddd)      "Shelf Takedown" shall mean an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

(eee)      “Sponsor” shall have the meaning given in the Preamble hereto.

(fff)      “Sponsor Securities” shall have the meaning given in the Preamble hereto.

(ggg)      “Subscription Agreement” shall have the meaning given in the Preamble hereto.

(hhh)      “Subsequent Shelf Registration Statement” shall have the meaning set forth in Section 2.1(b).

(iii)            “Target” shall have the meaning given in the Preamble hereto.

(jjj)      “Target Holders” shall have the meaning given in the Preamble hereto.

(kkk)      “Target’s IRA/RRA” shall have the meaning given in the Preamble hereto.

(lll)      “Transfer” (including its correlative meanings, “Transferor”, “Transferee” and “Transferred”) shall mean, with respect to any security, directly or indirectly to: (i) sell, contract to sell, give, assign, hypothecate, pledge, encumber, grant a security interest in, offer, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any economic, voting or other rights in or to such security; (ii) establish or increase a put equivalent position or liquidate with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act; (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise; and (iv) publicly announce any intention to effect any transaction specified in clause (i) through (iv) above. When used as a noun, “Transfer” shall have such correlative meaning as the context may require.

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(mmm)      “Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

(nnn)      “Underwritten Offering” shall mean a registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

(ooo)            “Underwritten Shelf Takedown” shall have the meaning set forth in Section 2.1(d).

(ppp)      “Withdrawal Notice” shall have the meaning given in Section 2.1(f).

Article 2

REGISTRATION RIGHTS

2.1          Shelf Registration.

(a)            Filing. Within forty-five (45) calendar days following the Closing Date, the Company shall submit to or file with the Commission a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), if the Company is then eligible to use a Form S-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two (2) business days prior to such submission or filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) sixty (60) calendar days (or ninety (90) calendar days if the Commission notifies the Company that it will "review" such Shelf Registration) following the initial filing date thereof and (b) ten (10) business days after the Company is notified (orally or in writing, whichever is earlier) by the Commission that such Shelf Registration will not be "reviewed" or will not be subject to further review. Such Shelf shall provide for the resale of all Registrable Securities included therein pursuant to any method or combination of methods legally available (the “Plan of Distribution”) to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use a Form S-3 Shelf. The Company’s obligation under this Section 2.1(a), shall, for the avoidance of doubt, be subject to Section 3.4. The Company shall, if requested by the Holder, use its commercially reasonable efforts to: (i) cause the removal of any restrictive legend related to compliance with the federal securities laws set forth on the Registrable Securities; (ii) cause its legal counsel to deliver an opinion, if necessary, to the transfer agent in connection with the instruction under subclause (i) to the effect that removal of such legends in such circumstances may be effected in compliance with the Securities Act; and (iii) issue Registrable Securities without any such legend in certificated or book-entry form or by electronic delivery through The Depository Trust Company, at the Holder's option, within two (2) business days of such request, if (A) the Registrable Securities are registered for resale under the Securities Act and no suspension of the effectiveness of such registration statement, or of sales thereunder, is then in effect, (B) the Registrable Securities may be sold by the Holder without restriction under Rule 144, including without limitation, any volume, public information, manner of sale or similar requirements, or (C) the Holder has sold or transferred, or proposes to sell or transfer within five (5) business days of such request, Registrable Securities pursuant to the Registration Statement or in compliance with Rule 144. The Company’s obligation to remove legends under this Section 2.1(a) may be conditioned upon the Holder timely providing such representations and other documentation as are reasonably necessary and customarily required in connection with the removal of restrictive legends related to compliance with the federal securities laws.

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(b)            Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) business days prior to such filing), and pursuant to the Plan of Distribution. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. The Company’s obligation under this Section 2.1(b) shall, for the avoidance of doubt, be subject to Section 3.4.

(c)            Additional Registrable Securities. Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of such Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, any then available Shelf (including by means of a post-effective amendment) or by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such additional Registrable Securities to be so covered once per calendar year for each of, on the one hand, the Holders of the Sponsor Securities and, on the other hand, the Target Holders for an aggregate of not more than two (2) additional registrations per calendar year.

(d)            Requests for Underwritten Shelf Takedowns. Subject to Section 3.4 and any applicable Lock-up, at any time and from time to time when an effective Shelf is on file with the Commission the Sponsor or a Target Holder (any of the Sponsor or a Target Holder being in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, at least $20 million (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown and the requested pricing date of the requested underwritten offering. The Company will keep the Holders reasonably apprised of Underwritten Shelf Takedown, with respect to which a piggyback opportunity is available, or any Underwritten Shelf Takedown. Pending any required public disclosure and subject to applicable legal requirements, the parties will maintain the confidentiality of these discussions. Subject to Section 2.3(d), the Company shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable, nationally recognized investment banks), subject to the initial Demanding Holder’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Sponsor and the Target Holders may each demand not more than a total of three (3) Underwritten Shelf Takedowns, for an aggregate of not more than six (6) Underwritten Shelf Takedowns pursuant to this Agreement, and in any event not more than one (1) Underwritten Shelf Takedown each during any period of twelve (12) consecutive months. Any demands for a registered offering or takedown will be subject to the constraints of any applicable Lock-up, and such demand must be deferred until such constraints no longer apply. The Company shall not be required to effect more than one (1) Underwritten Shelf Takedown during any six (6) month period. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.

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(e)            Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advise the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and all other shares of Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any shares of Common Stock or other equity securities proposed to be sold by Company or by other holders of Common Stock or other equity securities, the Registrable Securities of: (i) first, the Demanding Holders’ Registrable Securities that can be sold without exceeding the Maximum Number of Securities (pro rata based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that all of the Demanding Holders have requested be included in such Underwritten Shelf Takedown); and (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of other requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that all of the Requesting Holders have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities.

(f)            Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority-in-interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Shelf Takedown; provided that the Sponsor or a Target Holder may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by the Sponsor, the Target Holders or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown by the withdrawing Demanding Holder for purposes of Section 2.1(d), unless either: (i) such Demanding Holder has not previously withdrawn any Underwritten Shelf Takedown; or (ii) such Demanding Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown); provided that, if the Sponsor, or a Target Holder elects to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by the Sponsor, or such Target Holder, as applicable, for purposes of Section 2.1(d). Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1(f), other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this Section 2.1(f).

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2.2            Piggyback Registration.

(a)            Piggyback Rights. Subject to Section 2.3(c) and any applicable Lock-up, in connection with any Underwritten Shelf Takedown (whether pursuant to the exercise of a Demanding Holder’s demand rights or at the initiative of the Company with respect to an offering of Common Stock for its own account), other than with respect to registered primary offerings of the Company: (i) covered by a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto or Form S-8); (ii) where the Common Stock is not being sold for cash; (iii) where the offering is a bona fide offering of securities other than shares of Common Stock, even if such securities are convertible into or exercisable or exchangeable for shares of Common Stock, (v) a Block Trade; or (vi) an Other Coordinated Offering, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the filing date of the applicable “red herring” Prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.2(b) and any applicable Lock-up, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2 to be included therein on the same terms and conditions as any similar securities of the Company included in the registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering.

(b)            Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other equity securities that the Company desires to sell, taken together with (i) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:

(i)            if the Underwritten Shelf Takedown is undertaken for the Company’s account, the Company shall include in any such takedown (1) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (2) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (1), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (3) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (1) and (2), the shares of Common Stock or other equity securities, if any, as to which registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities;

(ii)            if the Underwritten Shelf Takedown is pursuant to a demand by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2(a), pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities, if any, as to which registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and

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(iii)            if the Underwritten Shelf Takedown is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such registration or registered offering securities in the priority set forth in Section 2.1(e).

(c)            Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1(f)) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, two (2) business days prior to the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1(f)), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2(c).

(d)            Effect of Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1(f), any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1(d) hereof.

(e)            Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), if requested by the managing Underwriters, each Holder agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).

2.3            Block Trades; Other Coordinated Offerings.

(a)            Notwithstanding any other provision of this Article 2, but subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, if a Demanding Holder notifies the Company that such Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”), or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case, (x) with a total offering price reasonably expected to exceed $10 million in the aggregate or (y) with respect to all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder only needs to notify the Company of the Block Trade or Other Coordinated Offering at least five (5) business days prior to the day such offering is to commence and the Company shall use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided, that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

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(b)            Prior to the filing of the applicable "red herring" prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) and any brokers, sales agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.3(b).

(c)            Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.

(d)            The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sales agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

(e)            A Demanding Holder in the aggregate may demand no more than two (2) Block Trades or Other Coordinated Offerings pursuant to this Section 2.3 in any twelve (12) month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.3 shall not be counted as a demand for an Underwritten Shelf Takedown pursuant to Section 2.1(d) hereof.

Article 3

COMPANY PROCEDURES

3.1            General Procedures.

(a)            In connection with any Shelf and/or Underwritten Shelf Takedown, the Company shall use its commercially reasonable efforts to effect such registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or have ceased to be Registrable Securities;

(b)            prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;

(c)            prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such registration, and to their respective counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the legal counsel of the Holders of Registrable Securities included in such Registration may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided that the Company shall have no obligation to furnish any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”);

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(d)            prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

(e)            cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;

(f)            provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

(g)            advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

(h)            at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be (i) necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (ii) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

(i)            notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4;

(j)            in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a broker, placement agent or sales agent pursuant to such registration, in each of the following cases to the extent customary for a transaction of its type, permit a representative of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

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(k)            obtain a “comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such registration (subject to such broker, placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “cold comfort” letters for a transaction of its type as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

(l)            in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such registration, on the date the Registrable Securities are delivered for sale pursuant to such registration, to the extent customary for a transaction of its type, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such registration, addressed to the broker, placement agents or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;

(m)            in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such registration, use commercially reasonable efforts to (i) make senior executives of the Company reasonably available to participate in so-called “road shows” or meetings with institutional investors subject to reasonable prior arrangements to minimize disruption to the Company’s operations and the time commitment of such officers and (ii) enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the broker, placement agent or sales agent of such offering or sale;

(n)            make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect); and

(o)            otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter, broker, sales agent or placement agent if such Underwriter, broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter, broker, sales agent or placement agent, as applicable.

3.2           Registration Expenses. The Registration Expenses of all registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriting marketing costs and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders.3.3      Requirements for Participation in Registration Statement in Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that it is necessary or advisable to include such information in the applicable Registration Statement or Prospectus and such Holder continues thereafter to withhold such information. In addition, no person or entity may participate in any Underwritten Offering or other offering for equity securities of the Company pursuant to a registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements. For the avoidance of doubt, the exclusion of a Holder’s Registrable Securities as a result of this Section 3.2 shall not affect the registration of the other Registrable Securities to be included in such registration.

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3.4          Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

(a)            (i) Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement; (ii) upon written notice from the Company that the Commission has requested an amendment or supplement to a Registration Statement or Prospectus or additional information, or an event has occurred that requires the preparation of a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of the securities covered by such Registration Statement or Prospectus, such Registration Statement or Prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; or (iii) if the Company has, pursuant to a written insider trading compliance program adopted by the Board with respect to “insiders” including the relevant Holder, suspended transactions in the Company’s securities because of the existence of material non-public information, each of the Holders (in the case of (i) and (ii)) or the relevant Holder(s) (in the case of (iii)) shall forthwith discontinue disposition of Registrable Securities pursuant to such Registration Statement until it has received copies of a supplemented or amended Prospectus (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed (in the case of (i) or (ii)) or until the restriction on the ability of “insiders” to transact in the Company’s securities is removed (in the case of (iii)).

(b)            Subject to Section 3.4(d), if the filing, initial effectiveness or continued use of a Registration Statement in respect of any registration at any time would (i) require the Company to make an Adverse Disclosure, (ii) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (iii) in the good faith judgment of the majority of the Board, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.4(b), the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.

(c)            Subject to Section 3.4(d), (i) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company-initiated registration and provided that the Company continues to actively employ, in good faith, all commercially reasonable efforts to maintain the effectiveness of the applicable Shelf Registration Statement, or (ii) if, pursuant to Section 2.1(d), Holders have requested an Underwritten Shelf Takedown and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1(d) or 3.4.

(d)            The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.4(b) or a registered offering pursuant to Section 3.4(c) shall be exercised by the Company, in the aggregate, for not more than (i) ninety (90) consecutive calendar days or (ii) more than one hundred and twenty (120) total calendar days during any period of twelve (12) consecutive months.

3.5            Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to EDGAR shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

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Article 4

INDEMNIFICATION AND CONTRIBUTION

4.1            Indemnification.

(a)            The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and agents and each person or entity who controls such Holder (within the meaning of the Securities Act), against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

(b)            In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each person or entity who controls the Company (within the meaning of the Securities Act), against all losses, claims, losses, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus, preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders, and the liability of each such Holder shall be in proportion to and limited to the net proceeds received by such Holder from the sale of the Registrable Securities pursuant to such Registration Statement, except in the case of fraud or willful misconduct by such Holder.

(c)            Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

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(d)            The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

(e)            If the indemnification provided under Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1(e) shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1(a), 4.1(b) and 4.1(c) above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1(e) were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1(e). No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1(e) from any person or entity who was not guilty of such fraudulent misrepresentation.

Article 5

LOCK-UP

5.1            Lock-up. Each Lock-up Party agrees that it shall not Transfer any Lock-up Shares prior to the end of the Lock-up Period (the “Lock-up”). Notwithstanding the foregoing, each Lock-up Party may Transfer Lock-up Shares during the Lock-up Period as follows (a) Transfers of shares of Common Stock acquired in open market transactions after the Closing; (b) through bona fide gifts or charitable contributions of shares of Common Stock, or any security convertible into or exercisable or exchangeable for Common Stock,; (c) Transfers of shares of Common Stock to a trust, or other entity formed for estate planning purposes for the primary benefit of the spouse, domestic partner, parent, sibling, child or grandchild, a Holder who is an individual or any other person with whom such Holder has a relationship by blood, marriage or adoption not more remote than first cousin; (d) Transfers by will or intestate succession upon the death of the Holder who is an individual; (e)  Transfers of shares of Common Stock pursuant to a qualified domestic order, court order or in connection with a divorce settlement; (f) if the Lock-up Party is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, (i) Transfers to another corporation, partnership, limited liability company, trust or other business entity that controls, is controlled by or is under common control with the Lock-up Party, or (ii) distributions of shares of Common Stock to partners, limited liability company members of stockholders of the Lock-up Party pro rata, including, for the avoidance of doubt, where the Lock-up Party is a partnership, to its general partner or a successor partnership or fund by virtue of the Lock-up Party’s organizational documents or upon dissolution of the Lock-up Party; (g) if the Holder is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; (h) Transfers to the Company’s officers, directors or their affiliates or to any other Lock-up Party or any affiliates of such Lock-up Party or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates; or (i) Transfers to a nominee or custodian of a person or entity to whom a disposition or Transfer would be permissible under Sections 5.1(a) through 5.1(h); (j) pledges in connection with a bona fide mortgage or encumbrance to a financial institution, or pledges of shares of Common Stock, or any security convertible into or exercisable or exchangeable for Common Stock, as collateral for a recourse loan or debt transaction or enforcement thereunder, so long as the pledge is not part of a transaction or series of transactions for the purpose of Transferring to a counterparty the Lock-up Party’s market risk with respect to such shares or securities; (k) Transfers pursuant to a bona fide third-party tender offer, merger, stock sale, recapitalization, consolidation or other transaction involving a Change in Control of the Company or which results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property; provided, however, that the transaction was approved by the Board or a duly authorized committee thereof; and provided, further, that in the event that such tender offer, merger, recapitalization, consolidation or other such transaction is not completed, the Common Stock subject to this Agreement shall remain subject to this Agreement; (l) the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the Exchange Act; provided, however, that such plan does not provide for the Transfer of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock during the Lock-Up Period; (m) Transfers of shares of Common Stock to the Company in connection with the repurchase of a Holder’s shares in connection with the termination of the Holder’s employment with the Company pursuant to contractual agreements with the Company; (n) Transfers of shares of Common Stock to satisfy tax withholding obligations in connection with the exercise of options to purchase shares of Common Stock or the vesting of stock-based awards; (o) Transfers of shares of Common Stock in payment on a “net exercise” or “cashless” basis of the exercise or purchase price with respect to the exercise of options to purchase shares of Common Stock; or (p) Transfers to the Company through the exercise of a stock option granted under a stock incentive plan or stock purchase plan or a warrant, and the receipt by the Lock-up Holder from the Company of shares of Common Stock upon any such exercise, insofar as such option or warrant expires during the Lock-Up Period; provided that the underlying shares shall continue to be subject to the restrictions on transfer set forth in this Agreement; provided, however, that in the case of any Transfer pursuant to Section 5.1(b) through 5.1(i), each donee, distributee, or other transferee shall agree in writing, in form and substance reasonably satisfactory to the Company, to be bound by the provisions of this Agreement. For the avoidance of doubt, PIPE Shares shall never be subject to this Section 5.1 whether they are acquired by a Holder on the date hereof or are acquired by such Holder after the date hereof, whether from a PIPE Investor or from the Company.

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Article 6
MISCELLANEOUS

6.1            Notices. Any notice or communication under this Agreement must be in writing and given by (i) with respect to parties located in the United States, deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by internationally recognized courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: [______], Attention: [●] or by email: [●], and, if to any Holder, at such Holder’s address, electronic mail address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 6.1.

6.2            Assignment; No Third Party Beneficiaries.

(a)            This Agreement and the rights duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

(b)            Subject to Section 6.2(d) and Section 6.2(e), this Agreement and the rights, duties and obligations of a Holder hereunder may be assigned in whole or in part to such Holder’s Permitted Transferees to which it transfers Registrable Securities; provided that with respect to the Sponsor, the Capstar Holders and the Target Holders, the rights hereunder that are personal to such Holders may not be assigned or delegated in whole or in part, except that (i) the Sponsor shall be permitted to transfer its rights hereunder as the Sponsor to one or more affiliates or any direct or indirect partners, members or equity holders of the Sponsor, which, for the avoidance of doubt, shall include a transfer of its rights in connection with a distribution of any Registrable Securities held by Sponsor to members of Sponsor (it being understood that no such transfer shall reduce or multiply any rights of the Sponsor or such transferees), (ii) each of the Capstar Holders shall be permitted to transfer its rights hereunder as the Capstar Holders to one or more affiliates or any direct or indirect partners, members or equity holders of such Capstar Holder (it being understood that no such transfer shall reduce or multiply any rights of such Capstar Holder or such transferees) and (iii) each of the Target Holders shall be permitted to transfer its rights hereunder as the Target Holders to one or more affiliates or any direct or indirect partners, members or equity holders of such Target Holder which, for the avoidance of doubt, shall include a transfer of its rights in connection with a distribution of any Registrable Securities held by such Target Holder to constituent owners of such Target Holder (it being understood that no such transfer shall reduce or multiply any rights of such Target Holder or such transferees) . Upon a transfer by the Sponsor pursuant to subsection (i) to members of Sponsor, the rights that are personal to the Sponsor shall be exercised by such members only with the consent of the Sponsor’s board of managers in accordance with the Sponsor’s operating agreement.

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(c)            This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

(d)            This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Agreement and this Section 6.2.

(e)            No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 6.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement, including the joinder in the form of Exhibit C attached hereto). Any transfer or assignment made other than as provided in this Section 6.2 shall be null and void.

6.3            Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

6.4            Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (1) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AND (2) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK.

6.5            Trial by Jury. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

6.6            Amendments and Modifications. Upon the written consent of (a) the Company and (b) the Holders of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of Registrable Securities, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

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6.7            Other Registration Rights. Other than the PIPE Investors who each have registration rights with respect to their PIPE Shares, the Company represents and warrants that no person or entity, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person or entity. The Company hereby agrees and covenants that it will not grant rights to register any Common Stock (or securities convertible into or exchangeable for Common Stock) pursuant to the Securities Act that are more favorable, pari passu or senior to those granted to the Holders hereunder without (a) the prior written consent of (i) the Sponsor, for so long as the Sponsor and its affiliates hold, in the aggregate, Registrable Securities representing at least one percent (1%) of the outstanding shares of Common Stock of the Company, (ii) upon a transfer by the Sponsor pursuant to Section 6.2.(a)(i), a majority-in-interest of such Permitted Transferees of the Sponsor (so long as such Permitted Transferees of the Sponsor hold, in the aggregate, Registrable Securities representing at least one percent (1%) of the outstanding shares of Common Stock of the Company), and (ii) a Target Holder, for so long as such Target Holder and its affiliates hold, in the aggregate, Registrable Securities representing at least one percent (1%) of the outstanding shares of Common Stock of the Company, or (b) granting economically and legally equivalent rights to the Holders hereunder such that the Holders shall receive the benefit of such more favorable or senior terms and/or conditions. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

6.8            Term. This Agreement shall terminate on the earlier of (a) the tenth (10th) anniversary of the date of this Agreement and (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.

6.9            Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

6.10            Additional Holders; Joinder. In addition to persons or entities who may become Holders pursuant to Section 6.2 hereof, subject to the prior written consent of each of the Sponsor (so long as the Sponsor and its affiliates hold, in the aggregate, Registrable Securities representing at least one percent (1%) of the outstanding shares of Common Stock of the Company) and each Target Holder (in each case, so long as such Target Holder and its affiliates hold, in the aggregate, Registrable Securities representing at least one percent (1%) of the outstanding shares of Common Stock of the Company), the Company may make any person or entity who acquires Common Stock or rights to acquire Common Stock after the date hereof a party to this Agreement (each such person or entity, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of C attached hereto (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Common Stock then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder Common Stock”) shall be Registrable Securities to the extent provided herein and therein and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Common Stock.

6.11            Prior Agreements

(a)            The Company, the Sponsor and the Capstar Holders hereby agree that the Original Agreement is hereby terminated and replaced for all purposes by this Agreement and shall no longer have any force or effect.

(b)            The Company, the Target and the Target Holders hereby agree that the Target’s IRA/RRA is hereby terminated and replaced for all purposes by this Agreement and shall no longer have any force or effect.

6.12            Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

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6.13            Entire Agreement; Restatement. This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the Closing, the Original Agreement shall no longer be of any force or effect.

6.14            Adjustments. If, and as often as, there are any changes in the Registrable Securities by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or sale, or by any other means, appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Registrable Securities as so changed.

(signature page follows)

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The parties are signing this Amended and Restated Registration and Stockholder Rights Agreement as of the date stated in the introductory clause.

COMPANY

Gelesis Holdings, Inc.

By:

Name:

Title:

[Signature page to the Amended and Restated Registration and Stockholder Rights Agreement]

The parties are signing this Amended and Restated Registration and Stockholder Rights Agreement as of the date stated in the introductory clause.

SPONSOR

CAPSTAR SPONSOR GROUP, LLC

By:

Name:

Title:

[Signature page to the Amended and Restated Registration and Stockholder Rights Agreement]

The parties are signing this Amended and Restated Registration and Stockholder Rights Agreement as of the date stated in the introductory clause.

HOLDERS

[ ]

By:

Name:

Title:

HOLDER

[ ]

By:

Name:

Title:

[Signature page to the Amended and Restated Registration and Stockholder Rights Agreement]

The parties are signing this Amended and Restated Registration and Stockholder Rights Agreement as of the date stated in the introductory clause.

HOLDER

[ ]

By:

Name:

Title:

[Signature page to the Amended and Restated Registration and Stockholder Rights Agreement]

The parties are signing this Amended and Restated Registration and Stockholder Rights Agreement as of the date stated in the introductory clause.

HOLDER

[ ]

By:

Name:

Title:

[Signature page to the Amended and Restated Registration and Stockholder Rights Agreement]

Exhibit A

CAPSTAR HOLDERS

Sponsor Shares

Name Date of Issue	Name Date of Issue	Shares not subject to restrictions other than Lock-up	Shares Subject to vesting per Sponsor Support Letter/ Letter of Intent

Other Class B Shares

Name Date of Issue	Name Date of Issue	Shares not subject to restrictions other than Lock-up	Shares Subject to vesting per Sponsor Support Letter/ Letter of Intent

Warrants

Name	Date of Expiration	Warrants not subject to restrictions other than Lock-up	Warrants Subject to vesting per Sponsor Support Letter/ Letter of Intent

A-1

Exhibit B

TARGET HOLDERS

Target Shares

Name Date of Issue	Name Date of Issue	Shares not subject to restrictions other than Lock-up	Shares Subject to vesting per Sponsor Support Letter/ Letter of Intent

Other Class B Shares

Name Date of Issue	Name Date of Issue	Shares not subject to restrictions other than Lock-up	Shares Subject to vesting per Sponsor Support Letter/ Letter of Intent

Warrants

Name	Date of Expiration	Warrants not subject to restrictions other than Lock-up	Warrants Subject to vesting per Sponsor Support Letter/ Letter of Intent

B-1

Exhibit C

JOINDER AGREEMENT

C-1

EXHIBIT E

LETTER OF TRANSMITTAL

To Accompany Certificates Formerly Representing

Shares of Capital Stock of

Gelesis, Inc.

DESCRIPTION OF SURRENDERED CERTIFICATES

Names(s) and Address(es) of Registered Owner(s) (Please fill in, if blank, exactly as name(s) appear(s) on certificate(s))	Certificate(s) Surrendered (Attach additional list if necessary)
	Certificate Number(s) ______________ ______________ ______________ ______________ Total number of shares:	Total Number of Shares Represented By Certificate(s) _______________________________ _______________________________ _______________________________ _______________________________

[ ]            If any certificate(s) representing shares of stock that you own have been lost or destroyed, check this box and see Instruction 8. Please fill out the remainder of this Letter of Transmittal and indicate here the number of shares of stock represented by the lost or destroyed certificates. _________ (Number of Shares)

SPECIAL PAYMENT INSTRUCTIONS
(See Instructions 1, 4, and 5)

To be completed ONLY if the shares for surrendered Certificates is to be issued in the name of someone other than the undersigned.

Issue check to:

Name:
                                                        (Please Print)

Address:

              (Include Zip Code)

(Tax Identification or Social Security No.)

SPECIAL DELIVERY INSTRUCTIONS
(See Instructions 1, 4 and 5)

To be completed ONLY if the shares for surrendered Certificates is to be sent to someone other than the undersigned or to the undersigned at an address other than that shown above.

Deliver check to:

Name:
                                              (Please Print)

Address:

      (Include Zip Code)

IMPORTANT — STOCKHOLDERS SIGN HERE

(U.S. Holders Also Please Complete Substitute Form W-9 Below)

(Non-U.S. Holders Please Obtain and Complete Form W-8BEN or Other Form W-8)

(Must be signed by former registered holder(s) exactly as name(s) appear(s) on stock certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) as evidenced by certificates and documents transmitted herewith. If signature is by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, please set forth full title and see Instruction 4.)

Name(s): X

Area Code and Telephone Number:

Dated:                  , 2021

GUARANTEE OF SIGNATURE(S)

(See Instructions 1 and 4)

Complete ONLY if required by Instruction 1.

FOR USE BY FINANCIAL INSTITUTION ONLY.

PLACE MEDALLION GUARANTEE IN SPACE BELOW.

   Firm:      _______________________________________________________________

   By:         _______________________________________________________________

   Title:      _______________________________________________________________

  Address: _______________________________________________________________

TO BE COMPLETED BY ALL SURRENDERING U.S. HOLDERS
(See Instruction 6)

PAYER: CONTINENTAL STOCK TRANSFER & TRUST COMPANY
SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service Request for Taxpayer Identification Number (TIN) And Certification	Name:

Address:

Check appropriate box: Individual/Sole Proprietor ☐ Corporation ☐ Partnership ☐ Other (specify) ☐ Exempt from Backup Withholding ☐
	Part I. Please provide your taxpayer identification number in the space at right. If awaiting TIN, write "Applied For" in space at right and complete the Certificate of Awaiting Taxpayer Identification Number below.	SSN: OR EIN:
Part II. For Payees exempt from backup withholding, see the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” and complete as instructed therein.

Part III. Certification

Under penalties of perjury, I certify that:

(1)      The number shown on this form is my correct Taxpayer Identification Number (or, as indicated, I am waiting for a number to be issued to me):

(2)      I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the IRS that I am subject to backup withholding as a result of a failure to report all interests or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)      I am a U.S. person (including a U.S. resident alien).

Certification Instructions—You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because you have failed to report all interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2).

Signature: Date: , 20

You must complete the following certificate if you wrote “applied for” in part I of this substitute form W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that, notwithstanding the information I provided in Part III of the Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), all reportable payments made to me hereafter will be subject to backup withholding tax until I provide a properly certified taxpayer identification number within 60 days of the date of this Substitute Form W-9.

Signature:                                                                                                                                                                                                Date:

INSTRUCTIONS FOR LETTER OF TRANSMITTAL

1.            Guarantee of Signature. Signatures on all Letters of Transmittal must be guaranteed by a financial institution that is a member of a Securities Transfer Association approved medallion program such as STAMP, SEMP or MSP (an “Eligible Institution”), except in cases where securities are surrendered (i) by a registered holder of the securities who has not completed either the box entitled “Special Payment/Issuance Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instruction 4.

2.            Delivery of Letter of Transmittal and Certificates. The Letter of Transmittal, properly completed and duly executed, together with the certificate(s) for the securities described should be delivered to Continental Stock Transfer & Trust Company in the envelope enclosed for your convenience.

THE METHOD OF DELIVERY OF CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE OWNER, BUT IF SENT BY MAIL, IT IS RECOMMENDED THAT THEY BE SENT BY REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. DELIVERY OF THE DOCUMENTS WILL BE EFFECTIVE, AND RISK OF LOSS AND TITLE WITH RESPECT THERETO SHALL PASS, ONLY WHEN THE MATERIALS ARE ACTUALLY RECEIVED BY THE PAYING AGENT.

3.            Inadequate Space. If the space provided on the Letter of Transmittal is inadequate, the certificate numbers and the number of shares should be listed on a separate schedule to be attached thereto.

4.            Signatures of Letter of Transmittal, Stock Powers and Endorsements. When the Letter of Transmittal is signed by the registered owner(s) of the certificate(s) listed and surrendered thereby, no endorsements of certificates or separate stock powers are required.

If the certificate(s) surrendered is (are) owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

If any surrendered certificates are registered in different names, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of certificates.

If the Letter of Transmittal is signed by a person other than the registered owner of the certificate(s) listed, such certificate(s) must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificate(s). Signatures on such certificates or stock powers must be guaranteed by an Eligible Institution. See Instruction 1.

If the Letter of Transmittal or any certificate or stock power is signed by trustees, executors, administrators, guardians, attorney-in-fact, officers of corporations or others, acting in a fiduciary or representative capacity, such persons should so indicate when signing and proper evidence, satisfactory to Continental Stock Transfer & Trust Company, the Company’s transfer agent, of their authority to do so must be submitted.

5.            Special Payment and Delivery Instructions. Indicate the name and address to which payment for the securities is to be issued and/or sent if different from the name and address of the person(s) signing the Letter of Transmittal.

6.            Substitute Form W-9. Enter your social security or employer identification number, and complete, sign and date the Substitute W-9 certification. If you are a foreign person, you must provide a properly completed and executed Internal Revenue Service Form W-8BEN, which you can obtain from Continental Stock Transfer & Trust Company.

7.            Additional Copies. Additional copies of the Letter of Transmittal may be obtained from the Reorganization Department of Continental Stock Transfer & Trust Company at the address listed below.

8.            Lost, Stolen or Destroyed Certificates. If any stock certificates have been lost, stolen or destroyed, please so indicate on the front of the Letter of Transmittal, and additional paperwork will be sent to you to replace the lost, stolen or destroyed certificates.

All questions as to the validity, form and eligibility of any surrender of certificates will be determined by Continental Stock Transfer & Trust Company and the Company, and such determination shall be final and binding. Continental Stock Transfer & Trust Company and the Company reserve the right to waive any irregularities or defects in the surrender of any certificates. A surrender will not be deemed to have been made until all irregularities have been cured or waived. Neither Continental Stock Transfer & Trust Company nor the Company is under any obligation to waive or to provide any notification of any irregularities or defects in the surrender of any certificates, nor shall Continental Stock Transfer & Trust Company or the Company be liable for any failure to give such notification.

For Information:

Continental Stock Transfer & Trust Company

1 State Street – 30th Floor

New York, New York 10004

917-262-2378

EXHIBIT F

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

CAPSTAR SPECIAL PURPOSE ACQUISITION CORP.

Capstar Special Purpose Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1.       The name of the Corporation is “Capstar Special Purpose Acquisition Corp.” The date of the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was February 14, 2020 (the “Original Certificate”). The date of the filing of it amended and restated Certificate of Incorporation with the Secretary of State of the State of Delaware was July 20, 2020, which amended and restated the Original Certificate in its entirety (the “Amended and Restated Certificate”).

2.       This Second Amended and Restated Certificate of Incorporation (the “Certificate”) amends, restates and integrates the provisions of the Amended and Restated Certificate, and was duly adopted by the Board of Directors of the Corporation (the “Board of Directors”) and the stockholders of the Corporation in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).

3.       The text of the Amended and Restated Certificate is hereby amended and restated in its entirety to provide as herein set forth in full.

ARTICLE I

The name of the Corporation is Gelesis, Inc.

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV

CAPITAL STOCK

The total number of shares of capital stock which the Corporation shall have authority to issue is [______] million ([____]), of which (i) [_____] million ([_____]) shares shall be a class designated as common stock, par value $0.0001 per share (the “Common Stock”), and (ii) [_____] million ([_____]) shares shall be a class designated as undesignated preferred stock, par value $0.0001 per share (the “Undesignated Preferred Stock”).

The powers (including voting powers), preferences and rights of, and the qualifications, limitations and restrictions upon, each class or series of stock shall be determined in accordance with, or as set forth below in, this Article IV.

A. COMMON STOCK

Subject to all the rights, powers and preferences of the Undesignated Preferred Stock and except as provided by law or in this Certificate (or in any certificate of designations of any series of Undesignated Preferred Stock):

(a)       the holders of the Common Stock shall have the exclusive right to vote for the election of directors of the Corporation (the “Directors”) and on all other matters requiring stockholder action, each outstanding share entitling the holder thereof to one (1) vote on each matter properly submitted to the stockholders of the Corporation for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate (or on any amendment to a certificate of designations of any series of Undesignated Preferred Stock then outstanding) that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of Undesignated Preferred Stock if the holders of such affected series of Undesignated Preferred Stock are entitled to vote, either separately or together with the holders of one or more other such series, on such amendment pursuant to this Certificate (or pursuant to a certificate of designations of any series of Undesignated Preferred Stock then outstanding) or pursuant to the DGCL;

(b)       dividends may be declared and paid or set apart for payment upon the Common Stock out of any assets or funds of the Corporation legally available for the payment of dividends, but only when and as declared by the Board of Directors or any authorized committee thereof; and

(c)       upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the net assets of the Corporation shall be distributed pro rata to the holders of the Common Stock.

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B. UNDESIGNATED PREFERRED STOCK

The Board of Directors or any authorized committee thereof is expressly authorized, to the fullest extent permitted by law, to provide by resolution or resolutions for, out of the unissued shares of Undesignated Preferred Stock, for the issuance of one or more series of Undesignated Preferred Stock, and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the powers (including voting powers), if any, of the shares of such series and the preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations or restrictions, if any, of the shares of such series. Except as otherwise provided by any certificate of designations of any series of Undesignated Preferred Stock then outstanding or by law, no holder of any series of Undesignated Preferred Stock, as such, shall be entitled to any voting powers in respect thereof. The designations, powers, preferences and relative, participating, optional, special and other rights of each series of Undesignated Preferred Stock, if any, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series of Undesignated Preferred Stock at any time outstanding. The number of authorized shares of Undesignated Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the then outstanding shares of capital stock generally entitled to vote irrespective of Section 242(b)(2) of the DGCL, without the separate vote of the holders of the Undesignated Preferred Stock as a class.

ARTICLE V

STOCKHOLDER ACTION

1.       Action without Meeting. Any action required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders and may not be taken or effected by a written consent of stockholders in lieu thereof. Notwithstanding anything herein to the contrary, the affirmative vote of not less than two-thirds (2/3) of the outstanding shares of capital stock entitled to vote thereon, and the affirmative vote of not less than two-thirds (2/3) of the outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal any provision of this Article V, Section 1.

2.       Special Meetings. Except as otherwise required by statute and subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock, special meetings of the stockholders of the Corporation may be called only by the Board of Directors acting pursuant to a resolution approved by the affirmative vote of a majority of the Directors then in office, and special meetings of stockholders may not be called by any other person or persons. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation. Notwithstanding anything herein to the contrary, the affirmative vote of not less than two thirds (2/3) of the outstanding shares of capital stock entitled to vote thereon, and the affirmative vote of not less than two thirds (2/3) of the outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal any provision of this Article V, Section 2.

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ARTICLE VI

DIRECTORS

1.                  General. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors except as otherwise provided herein or required by law.

2.                  Election of Directors. Election of Directors need not be by written ballot unless the By-laws of the Corporation (the “By-laws”) shall so provide.

3.                  Number of Directors; Term of Office. The number of Directors of the Corporation shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board of Directors. The Directors, other than those who may be elected by the holders of any series of Undesignated Preferred Stock, shall be classified, with respect to the term for which they severally hold office, into three classes designated as “Class I,” “Class II,” and “Class III.” The initial Class I Directors shall serve for a term expiring at the annual meeting of stockholders to be held in 2022, the initial Class II Directors shall serve for a term expiring at the annual meeting of stockholders to be held in 2023, and the initial Class III Directors shall serve for a term expiring at the annual meeting of stockholders to be held in 2024. At each annual meeting of stockholders, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. Notwithstanding the foregoing, the Directors elected to each class shall hold office until their successors are duly elected and qualified or until their earlier resignation, death or removal.

Notwithstanding the foregoing, whenever, pursuant to the provisions of Article IV of this Certificate (or any certificate of designations of any series of Undesignated Preferred Stock), the holders of any one or more series of Undesignated Preferred Stock shall have the right, voting separately as a series or together with holders of other such series, to elect Directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate and any certificate of designations applicable to such series.

Notwithstanding anything herein to the contrary, the affirmative vote of not less than two-thirds (2/3) of the outstanding shares of capital stock entitled to vote thereon, and the affirmative vote of not less than two-thirds (2/3) of the outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal any provision of this Article VI, Section 3.

4.                  Vacancies. Subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock to elect Directors and to fill vacancies in the Board of Directors relating thereto, any and all vacancies in the Board of Directors, however occurring, including, without limitation, by reason of an increase in the size of the Board of Directors, or the death, resignation, disqualification or removal of a Director, shall be filled solely and exclusively by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the Board of Directors, and not by the stockholders. Any Director appointed in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of Directors in which the new directorship was created or the vacancy occurred and until such Director’s successor shall have been duly elected and qualified or until his or her earlier resignation, death or removal. Subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock to elect Directors, when the number of Directors is increased or decreased, the Board of Directors shall, subject to Article VI.3 hereof, determine the class or classes to which the increased or decreased number of Directors shall be apportioned; provided, however, that no decrease in the number of Directors shall shorten the term of any incumbent Director. In the event of a vacancy in the Board of Directors, the remaining Directors, except as otherwise provided by law, shall exercise the powers of the full Board of Directors until the vacancy is filled.

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5.                  Removal. Subject to the rights, if any, of any series of Undesignated Preferred Stock to elect Directors and to remove any Director whom the holders of any such series have the right to elect, any Director (including persons elected by Directors to fill vacancies in the Board of Directors) may be removed from office (i) only with cause and (ii) only by the affirmative vote of the holders not less than two-thirds (2/3) of the outstanding shares of capital stock then entitled to vote at an election of Directors, voting together as a single class. At least forty-five (45) days prior to any annual or special meeting of stockholders at which it is proposed that any Director be removed from office, written notice of such proposed removal and the alleged grounds thereof shall be sent to the Director whose removal will be considered at the meeting.

ARTICLE VII

LIMITATION OF LIABILITY

A Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as a Director, except for liability (a) for any breach of the Director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the Director derived an improper personal benefit. If the DGCL is amended after the effective date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Any amendment, repeal or modification of this Article VII by either of (i) the stockholders of the Corporation or (ii) an amendment to the DGCL, shall not adversely affect any right or protection existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring before such amendment, repeal or modification of a person serving as a Director at the time of such amendment, repeal or modification.

Notwithstanding anything herein to the contrary, the affirmative vote of not less than two-thirds (2/3) of the outstanding shares of capital stock entitled to vote thereon, and the affirmative vote of not less than two-thirds (2/3) of the outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal any provision of this Article VII.

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ARTICLE VIII

AMENDMENT OF BY-LAWS

1.                  Amendment by Directors. Except as otherwise provided by law, the By-laws of the Corporation may be amended or repealed by the Board of Directors by the affirmative vote of a majority of the Directors then in office.

2.                  Amendment by Stockholders. Except as otherwise provided therein, the By-laws of the Corporation may be amended or repealed at any annual meeting of stockholders, or special meeting of stockholders called for such purpose, by the affirmative vote of at least not less than two-thirds (2/3) of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class; provided, however, that if the Board of Directors recommends that stockholders approve such amendment or repeal at such meeting of stockholders, such amendment or repeal shall only require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class. Notwithstanding the foregoing, stockholder approval of the Bylaws shall not be required unless mandated by this Certificate of Incorporation, the Bylaws, or applicable law.

ARTICLE IX

AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend or repeal this Certificate in the manner now or hereafter prescribed by statute and this Certificate, and all rights conferred upon stockholders herein are granted subject to this reservation. Except as otherwise required by this Certificate or by law, whenever any vote of the holders of capital stock of the Corporation is required to amend or repeal any provision of this Certificate, such amendment or repeal shall require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, and the affirmative vote of the majority of the outstanding shares of each class entitled to vote thereon as a class, at a duly constituted meeting of stockholders called expressly for such purpose.

[End of Text]

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THIS SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION is executed as of this ____ day of __________, 2021.

CAPSTAR SPECIAL PURPOSE ACQUISITION CORP.

By:
Name:
Title:

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EXHIBIT G

AMENDED AND RESTATED

BY-LAWS

OF

CAPSTAR SPECIAL PURPOSE ACQUISITION CORP.

(the “Corporation”)

ARTICLE I

Stockholders

SECTION 1.      Annual Meeting. The annual meeting of stockholders (any such meeting being referred to in these By-laws as an “Annual Meeting”) shall be held at the hour, date and place within or without the United States which is fixed by the Board of Directors of the Corporation (the “Board of Directors”), which time, date and place may subsequently be changed at any time by vote of the Board of Directors. If no Annual Meeting has been held for a period of thirteen (13) months after the Corporation’s last Annual Meeting, a special meeting in lieu thereof may be held, and such special meeting shall have, for the purposes of these By-laws or otherwise, all the force and effect of an Annual Meeting. Any and all references hereafter in these By-laws to an Annual Meeting or Annual Meetings also shall be deemed to refer to any special meeting(s) in lieu thereof.

SECTION 2.      Notice of Stockholder Business and Nominations.

(a)           Annual Meetings of Stockholders.

(1)               Nominations of persons for election to the Board of Directors of the Corporation and the proposal of other business to be considered by the stockholders may be brought before an Annual Meeting (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation who was a stockholder of record or a beneficial owner of shares of capital stock of the Corporation at the time of giving of notice provided for in this By-law, who is entitled to vote at the meeting, who is present (in person or by proxy) at the meeting and who complies with the notice procedures set forth in this By-law as to such nomination or business. For the avoidance of doubt, the foregoing clause (ii) shall be the exclusive means for a stockholder to bring nominations or business properly before an Annual Meeting (other than matters properly brought under Rule 14a-8 (or any successor rule) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and such stockholder must comply with the notice and other procedures set forth in Article I, Section 2(a)(2) and (3) of this By-law to bring such nominations or business properly before an Annual Meeting. In addition to the other requirements set forth in this By-law, for any proposal of business to be considered at an Annual Meeting, it must be a proper subject for action by stockholders of the Corporation under Delaware law.

(2)               For nominations or other business to be properly brought before an Annual Meeting by a stockholder pursuant to clause (ii) of Article I, Section 2(a)(1) of this By-law, the stockholder must (i) have given Timely Notice (as defined below) thereof in writing to the Secretary of the Corporation, (ii) have provided any updates or supplements to such notice at the times and in the forms required by this By-law and (iii) together with the beneficial owner(s), if any, on whose behalf the nomination or business proposal is made, have acted in accordance with the representations set forth in the Solicitation Statement (as defined below) required by this By-law. To be timely, a stockholder’s written notice shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the one-year anniversary of the preceding year’s Annual Meeting; provided, however, that in the event the Annual Meeting is first convened more than thirty (30) days before or more than sixty (60) days after such anniversary date, or if no Annual Meeting were held in the preceding year, notice by the stockholder to be timely must be received by the Secretary of the Corporation not later than the close of business on the later of the ninetieth (90th) day prior to the scheduled date of such Annual Meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made (such notice within such time periods shall be referred to as “Timely Notice”). Notwithstanding anything to the contrary provided herein, for the first Annual Meeting following the initial public offering of common stock of the Corporation, a stockholder’s notice shall be timely if received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the later of the ninetieth (90th) day prior to the scheduled date of such Annual Meeting or the tenth (10th) day following the day on which public announcement of the date of such Annual Meeting is first made or sent by the Corporation. Such stockholder’s Timely Notice shall set forth:

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(A)             as to each person whom the stockholder proposes to nominate for election or reelection as a director, (i) the name, age, business address and residence address of the nominee, (ii) the principal occupation or employment of the nominee, (iii) the class and number of shares of the Corporation that are held of record or are beneficially owned by the nominee and any derivative positions held or beneficially held by the nominee, (iv) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of the nominee with respect to any securities of the Corporation, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of the nominee, (v) a description of all arrangements or understandings between or among the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder or concerning the nominee’s potential service on the Board of Directors, (vi) a written statement executed by the nominee acknowledging that as a director of the corporation, the nominee will owe fiduciary duties under Delaware law with respect to the Corporation and its stockholders, and (vii) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected);

(B)              as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, and any material interest in such business of each Proposing Person (as defined below);

(C)              (i) the name and address of the stockholder giving the notice, as they appear on the Corporation’s books, and the names and addresses of the other Proposing Persons (if any) and (ii) as to each Proposing Person, the following information: (a) the class or series and number of all shares of capital stock of the Corporation which are, directly or indirectly, owned beneficially or of record by such Proposing Person or any of its affiliates or associates (as such terms are defined in Rule 12b-2 promulgated under the Exchange Act), including any shares of any class or series of capital stock of the Corporation as to which such Proposing Person or any of its affiliates or associates has a right to acquire beneficial ownership at any time in the future, (b) all Synthetic Equity Interests (as defined below) in which such Proposing Person or any of its affiliates or associates, directly or indirectly, holds an interest including a description of the material terms of each such Synthetic Equity Interest, including without limitation, identification of the counterparty to each such Synthetic Equity Interest and disclosure, for each such Synthetic Equity Interest, as to (x) whether or not such Synthetic Equity Interest conveys any voting rights, directly or indirectly, in such shares to such Proposing Person, (y) whether or not such Synthetic Equity Interest is required to be, or is capable of being, settled through delivery of such shares and (z) whether or not such Proposing Person and/or, to the extent known, the counterparty to such Synthetic Equity Interest has entered into other transactions that hedge or mitigate the economic effect of such Synthetic Equity Interest, (c) any proxy (other than a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the Exchange Act), agreement, arrangement, understanding or relationship pursuant to which such Proposing Person has or shares a right to, directly or indirectly, vote any shares of any class or series of capital stock of the Corporation, (d) any rights to dividends or other distributions on the shares of any class or series of capital stock of the Corporation, directly or indirectly, owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, and (e) any performance-related fees (other than an asset based fee) that such Proposing Person, directly or indirectly, is entitled to based on any increase or decrease in the value of shares of any class or series of capital stock of the Corporation or any Synthetic Equity Interests (the disclosures to be made pursuant to the foregoing clauses (a) through (e) are referred to, collectively, as “Material Ownership Interests”) and (iii) a description of the material terms of all agreements, arrangements or understandings (whether or not in writing) entered into by any Proposing Person or any of its affiliates or associates with any other person for the purpose of acquiring, holding, disposing or voting of any shares of any class or series of capital stock of the Corporation;

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(D)             (i) a description of all agreements, arrangements or understandings by and among any of the Proposing Persons, or by and among any Proposing Persons and any other person (including with any proposed nominee(s)), pertaining to the nomination(s) or other business proposed to be brought before the meeting of stockholders (which description shall identify the name of each other person who is party to such an agreement, arrangement or understanding), and (ii) identification of the names and addresses of other stockholders (including beneficial owners) known by any of the Proposing Persons to support such nominations or other business proposal(s), and to the extent known the class and number of all shares of the Corporation’s capital stock owned beneficially or of record by such other stockholder(s) or other beneficial owner(s); and

(E)              a statement whether or not the stockholder giving the notice and/or the other Proposing Person(s), if any, will deliver a proxy statement and form of proxy to holders of, in the case of a business proposal, at least the percentage of voting power of all of the shares of capital stock of the Corporation required under applicable law to approve the proposal or, in the case of a nomination or nominations, at least the percentage of voting power of all of the shares of capital stock of the Corporation reasonably believed by such Proposing Person to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder (such statement, the “Solicitation Statement”).

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For purposes of this Article I of these By-laws, the term “Proposing Person” shall mean the following persons: (i) the stockholder of record or beneficial owner of shares of capital stock of the Corporation providing the notice of nominations or business proposed to be brought before a stockholders’ meeting, and (ii) the beneficial owner(s), if different, on whose behalf the nominations or business proposed to be brought before a stockholders’ meeting is made. For purposes of this Section 2 of Article I of these By-laws, the term “Synthetic Equity Interest” shall mean any transaction, agreement or arrangement (or series of transactions, agreements or arrangements), including, without limitation, any derivative, swap, hedge, repurchase or so-called “stock borrowing” agreement or arrangement, the purpose or effect of which is to, directly or indirectly: (a) give a person or entity economic benefit and/or risk similar to ownership of shares of any class or series of capital stock of the Corporation, in whole or in part, including due to the fact that such transaction, agreement or arrangement provides, directly or indirectly, the opportunity to profit or avoid a loss from any increase or decrease in the value of any shares of any class or series of capital stock of the Corporation, (b) mitigate loss to, reduce the economic risk of or manage the risk of share price changes for, any person or entity with respect to any shares of any class or series of capital stock of the Corporation, (c) otherwise provide in any manner the opportunity to profit or avoid a loss from any decrease in the value of any shares of any class or series of capital stock of the Corporation, or (d) increase or decrease the voting power of any person or entity with respect to any shares of any class or series of capital stock of the Corporation.

(3)               A stockholder providing Timely Notice of nominations or business proposed to be brought before an Annual Meeting shall further update and supplement such notice, if necessary, so that the information (including, without limitation, the Material Ownership Interests information) provided or required to be provided in such notice pursuant to this By-law shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to such Annual Meeting, and such update and supplement shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the fifth (5th) business day after the record date for the Annual Meeting (in the case of the update and supplement required to be made as of the record date), and not later than the close of business on the eighth (8th) business day prior to the date of the Annual Meeting (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting).

(4)               Notwithstanding anything in the second sentence of Article I, Section 2(a)(2) of this By-law to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation at least ten (10) days before the last day a stockholder may deliver a notice of nomination in accordance with the second sentence of Article I, Section 2(a)(2), a stockholder’s notice required by this By-law shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be received by the Secretary of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

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(b)           General.

(1)               Only such persons who are nominated in accordance with the provisions of this By-law shall be eligible for election and to serve as directors and only such business shall be conducted at an Annual Meeting as shall have been brought before the meeting in accordance with the provisions of this By-law or in accordance with Rule 14a-8 under the Exchange Act. The Board of Directors or a designated committee thereof shall have the power to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the provisions of this By-law. If neither the Board of Directors nor such designated committee makes a determination as to whether any stockholder proposal or nomination was made in accordance with the provisions of this By-law, the presiding officer of the Annual Meeting shall have the power and duty to determine whether the stockholder proposal or nomination was made in accordance with the provisions of this By-law. If the Board of Directors or a designated committee thereof or the presiding officer, as applicable, determines that any stockholder proposal or nomination was not made in accordance with the provisions of this By-law, such proposal or nomination shall be disregarded and shall not be presented for action at the Annual Meeting.

(2)               Except as otherwise required by law, nothing in this Article I, Section 2 shall obligate the Corporation or the Board of Directors to include in any proxy statement or other stockholder communication distributed on behalf of the Corporation or the Board of Directors information with respect to any nominee for director or any other matter of business submitted by a stockholder of the Corporation.

(3)               Notwithstanding the foregoing provisions of this Article I, Section 2, if the nominating or proposing stockholder (or a qualified representative of the stockholder) does not appear at the Annual Meeting to present a nomination or any business, such nomination or business shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Article I, Section 2, to be considered a qualified representative of the proposing stockholder, a person must be authorized by a written instrument executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such written instrument or electronic transmission, or a reliable reproduction of the written instrument or electronic transmission, to the presiding officer at the meeting of stockholders.

(4)               For purposes of this By-law, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(5)               Notwithstanding the foregoing provisions of this By-law, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this By-law. Nothing in this By-law shall be deemed to affect any rights of (i) stockholders to have proposals included in the Corporation’s proxy statement pursuant to Rule 14a-8 (or any successor rule), as applicable, under the Exchange Act and, to the extent required by such rule, have such proposals considered and voted on at an Annual Meeting or (ii) the holders of any series of Undesignated Preferred Stock to elect directors under specified circumstances.

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(c) Notwithstanding anything herein to the contrary, the affirmative vote of not less than two thirds (2/3) of the outstanding shares of capital stock entitled to vote thereon, shall be required to amend or repeal any provision of this Article I, Section 2; provided, however, that if the Board of Directors recommends that stockholders of the Corporation approve such amendment or repeal at such meeting of stockholders, such amendment or repeal shall only require the affirmative vote of a majority of the outstanding shares entitled to vote on such amendment or repeal, voting together as a single class.

SECTION 3.      Special Meetings. Except as otherwise required by statute and subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock, special meetings of the stockholders of the Corporation may be called only by the Board of Directors acting pursuant to a resolution approved by the affirmative vote of a majority of the Directors then in office. The Board of Directors may postpone or reschedule any previously scheduled special meeting of stockholders. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation. Nominations of persons for election to the Board of Directors of the Corporation and stockholder proposals of other business shall not be brought before a special meeting of stockholders to be considered by the stockholders unless such special meeting is held in lieu of an annual meeting of stockholders in accordance with Article I, Section 1 of these By-laws, in which case such special meeting in lieu thereof shall be deemed an Annual Meeting for purposes of these By-laws and the provisions of Article I, Section 2 of these By-laws shall govern such special meeting.

Notwithstanding anything herein to the contrary, the affirmative vote of not less than two thirds (2/3) of the outstanding shares of capital stock entitled to vote thereon, shall be required to amend or repeal any provision of this Article I, Section 3; provided, however, that if the Board of Directors recommends that stockholders of the Corporation approve such amendment or repeal at such meeting of stockholders, such amendment or repeal shall only require the affirmative vote of a majority of the outstanding shares entitled to vote on such amendment or repeal, voting together as a single class.

SECTION 4.      Notice of Meetings; Adjournments.

(a)               A notice of each Annual Meeting stating the hour, date and place, if any, of such Annual Meeting and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given not less than ten (10) days nor more than sixty (60) days before the Annual Meeting, to each stockholder entitled to vote thereat by delivering such notice to such stockholder or by mailing it, postage prepaid, addressed to such stockholder at the address of such stockholder as it appears on the Corporation’s stock transfer books. Without limiting the manner by which notice may otherwise be given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the Delaware General Corporation Law (“DGCL”).

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(b)               Unless otherwise required by the DGCL, notice of all special meetings of stockholders shall be given in the same manner as provided for Annual Meetings, except that the notice of all special meetings shall state the purpose or purposes for which the meeting has been called.

(c)               Notice of an Annual Meeting or special meeting of stockholders need not be given to a stockholder if a waiver of notice is executed, or waiver of notice by electronic transmission is provided, before or after such meeting by such stockholder or if such stockholder attends such meeting, unless such attendance is for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting was not lawfully called or convened.

(d)               The Board of Directors may postpone and reschedule any previously scheduled Annual Meeting or special meeting of stockholders and any record date with respect thereto, regardless of whether any notice or public disclosure with respect to any such meeting has been sent or made pursuant to Section 2 of this Article I of these By-laws or otherwise. In no event shall the public announcement of an adjournment, postponement or rescheduling of any previously scheduled meeting of stockholders commence a new time period for the giving of a stockholder’s notice under this Article I of these By-laws.

(e)               When any meeting is convened, the presiding officer may adjourn the meeting if (i) no quorum is present for the transaction of business, (ii) the Board of Directors determines that adjournment is necessary or appropriate to enable the stockholders to consider fully information which the Board of Directors determines has not been made sufficiently or timely available to stockholders, or (iii) the Board of Directors determines that adjournment is otherwise in the best interests of the Corporation. When any Annual Meeting or special meeting of stockholders is adjourned to another hour, date or place, notice need not be given of the adjourned meeting other than an announcement at the meeting at which the adjournment is taken of the hour, date and place, if any, to which the meeting is adjourned and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting; provided, however, that if the adjournment is for more than thirty (30) days from the meeting date, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote thereat and each stockholder who, by law or under the Second Amended and Restated Certificate of Incorporation of the Corporation (as the same may hereafter be amended and/or restated, the “Certificate”) or these By-laws, is entitled to such notice.

SECTION 5.      Quorum. A majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at any meeting of stockholders. If less than a quorum is present at a meeting, the holders of voting stock representing a majority of the voting power present at the meeting or the presiding officer may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice, except as provided in Section 4 of this Article I. At such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly constituted meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

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SECTION 6.      Voting and Proxies. Stockholders shall have one vote for each share of stock entitled to vote owned by them of record according to the stock ledger of the Corporation as of the record date, unless otherwise provided by law or by the Certificate. Stockholders may vote either (i) in person, (ii) by written proxy or (iii) by a transmission permitted by Section 212(c) of the DGCL. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission permitted by Section 212(c) of the DGCL may be substituted for or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission. Proxies shall be filed in accordance with the procedures established for the meeting of stockholders. Except as otherwise limited therein or as otherwise provided by law, proxies authorizing a person to vote at a specific meeting shall entitle the persons authorized thereby to vote at any adjournment of such meeting, but they shall not be valid after final adjournment of such meeting. A proxy with respect to stock held in the name of two or more persons shall be valid if executed by or on behalf of any one of them unless at or prior to the exercise of the proxy the Corporation receives a specific written notice to the contrary from any one of them.

SECTION 7.      Action at Meeting. When a quorum is present at any meeting of stockholders, any matter before any such meeting (other than an election of a director or directors) shall be decided by a majority of the votes properly cast for and against such matter, except where a larger vote is required by law, by the Certificate or by these By-laws. Any election of directors by stockholders shall be determined by a plurality of the votes properly cast on the election of directors.

SECTION 8.      Stockholder Lists. The Secretary or an Assistant Secretary (or the Corporation’s transfer agent or other person authorized by these By-laws or by law) shall prepare and make, at least ten (10) days before every Annual Meeting or special meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for a period of at least ten (10) days prior to the meeting in the manner provided by law. The list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law.

SECTION 9.      Presiding Officer. The Board of Directors shall designate a representative to preside over all Annual Meetings or special meetings of stockholders, provide that if the Board of Directors does not so designate such a presiding officer, then the Chairman of the Board, if one is elected, shall preside over such meetings. If the Board of Directors does not so designate such a presiding officer and there is no Chairman of the Board or the Chairman of the Board is unable to so preside or is absent, then the Chief Executive Officer, if one is elected, shall preside over such meetings, provided further that if there is no Chief Executive Officer or the Chief Executive Officer is unable to so preside or is absent, then the President shall preside over such meetings. The presiding officer at any Annual Meeting or special meeting of stockholders shall have the power, among other things, to adjourn such meeting at any time and from time to time, subject to Sections 4 and 5 of this Article I. The order of business and all other matters of procedure at any meeting of the stockholders shall be determined by the presiding officer.

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SECTION 10.  Inspectors of Elections. The Corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the presiding officer shall appoint one or more inspectors to act at the meeting. Any inspector may, but need not, be an officer, employee or agent of the Corporation. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall perform such duties as are required by the DGCL, including the counting of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors. The presiding officer may review all determinations made by the inspectors, and in so doing the presiding officer shall be entitled to exercise his or her sole judgment and discretion and he or she shall not be bound by any determinations made by the inspectors. All determinations by the inspectors and, if applicable, the presiding officer, shall be subject to further review by any court of competent jurisdiction.

ARTICLE II

Directors

SECTION 1.      Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors except as otherwise provided by the Certificate or required by law.

SECTION 2.      Number and Terms. The number of directors of the Corporation shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board of Directors. The directors shall hold office in the manner provided in the Certificate.

SECTION 3.      Qualification. No director need be a stockholder of the Corporation.

SECTION 4.      Vacancies. Vacancies in the Board of Directors shall be filled in the manner provided in the Certificate.

SECTION 5.      Removal. Directors may be removed from office only in the manner provided in the Certificate.

SECTION 6.      Resignation. A director may resign at any time by giving written notice to the Chairman of the Board of Directors, if one is elected, the President or the Secretary. A resignation shall be effective upon receipt, unless the resignation otherwise provides.

SECTION 7.      Regular Meetings. Regular meetings (including any annual meeting) of the Board of Directors may be held at such hour, date and place as the Board of Directors may by resolution from time to time determine and publicize by means of reasonable notice given to any director who is not present at the meeting at which such resolution is adopted.

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SECTION 8.      Special Meetings. Special meetings of the Board of Directors may be called, orally or in writing, by or at the request of a majority of the directors, the Chairman of the Board of Directors, if one is elected, or the President. The person calling any such special meeting of the Board of Directors may fix the hour, date and place thereof.

SECTION 9.      Notice of Meetings. Notice of the hour, date and place of all special meetings of the Board of Directors shall be given to each director by the Secretary or an Assistant Secretary, or in case of the death, absence, incapacity or refusal of such persons, by the Chairman of the Board, if one is elected, or the President or such other officer designated by the Chairman of the Board, if one is elected, or the President. Notice of any special meeting of the Board of Directors shall be given to each director in person, by telephone, or by facsimile, electronic mail or other form of electronic communication, sent to his or her business or home address, at least twenty-four (24) hours in advance of the meeting, or by written notice mailed to his or her business or home address, at least forty-eight (48) hours in advance of the meeting. Such notice shall be deemed to be delivered when hand-delivered to such address, read to such director by telephone, deposited in the mail so addressed, with postage thereon prepaid if mailed, dispatched or transmitted if sent by facsimile transmission or by electronic mail or other form of electronic communications. A written waiver of notice signed before or after a meeting by a director and filed with the records of the meeting shall be deemed to be equivalent to notice of the meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because such meeting is not lawfully called or convened. Except as otherwise required by law, by the Certificate or by these By-laws, neither the business to be transacted at, nor the purpose of, any meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

SECTION 10.  Quorum. At any meeting of the Board of Directors, a majority of the total number of directors shall constitute a quorum for the transaction of business, but if less than a quorum is present at a meeting, a majority of the directors present may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice. Any business which might have been transacted at the meeting as originally noticed may be transacted at such adjourned meeting at which a quorum is present. For purposes of this section, the total number of directors includes any unfilled vacancies on the Board of Directors.

SECTION 11.  Action at Meeting. At any meeting of the Board of Directors at which a quorum is present, the vote of a majority of the directors present shall constitute action by the Board of Directors, unless otherwise required by law, by the Certificate or by these By-laws.

SECTION 12.  Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if all members of the Board of Directors consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the records of the meetings of the Board of Directors. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. Such consent shall be treated as a resolution of the Board of Directors for all purposes.

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SECTION 13.  Manner of Participation. Directors may participate in meetings of the Board of Directors by means of conference telephone or other communications equipment by means of which all directors participating in the meeting can hear each other, and participation in a meeting in accordance herewith shall constitute presence in person at such meeting for purposes of these By-laws.

SECTION 14.  Presiding Director. The Board of Directors shall designate a representative to preside over all meetings of the Board of Directors, provided that if the Board of Directors does not so designate such a presiding director or such designated presiding director is unable to so preside or is absent, then the Chairman of the Board, if one is elected, shall preside over all meetings of the Board of Directors. If both the designated presiding director, if one is so designated, and the Chairman of the Board of the Board of Directors, if one is elected, are unable to preside or are absent, the Board of Directors shall designate an alternate representative to preside over a meeting of the Board of Directors.

SECTION 15.  Committees. The Board of Directors, by vote of a majority of the directors then in office, may elect one or more committees, including, without limitation, a Compensation Committee, a Nominating & Corporate Governance Committee and an Audit Committee, and may delegate thereto some or all of its powers except those which by law, by the Certificate or by these By-laws may not be delegated. Except as the Board of Directors may otherwise determine, any such committee may make rules for the conduct of its business, but unless otherwise provided by the Board of Directors or in such rules, its business shall be conducted so far as possible in the same manner as is provided by these By-laws for the Board of Directors. All members of such committees shall hold such offices at the pleasure of the Board of Directors. The Board of Directors may abolish any such committee at any time. Any committee to which the Board of Directors delegates any of its powers or duties shall keep records of its meetings and shall report its action to the Board of Directors.

SECTION 16.  Compensation of Directors. Directors shall receive such compensation for their services as shall be determined by a majority of the Board of Directors, or a designated committee thereof, provided that directors who are serving the Corporation as employees and who receive compensation for their services as such, shall not receive any salary or other compensation for their services as directors of the Corporation.

ARTICLE III

Officers

SECTION 1.      Enumeration. The officers of the Corporation shall consist of a President, a Treasurer, a Secretary and such other officers, including, without limitation, a Chairman of the Board of Directors, a Chief Executive Officer and one or more Vice Presidents (including Executive Vice Presidents or Senior Vice Presidents), Assistant Vice Presidents, Assistant Treasurers and Assistant Secretaries, as the Board of Directors may determine.

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SECTION 2.      Election. At the regular annual meeting of the Board of Directors following the Annual Meeting, the Board of Directors shall elect the President, the Treasurer and the Secretary. Other officers may be elected by the Board of Directors at such regular annual meeting of the Board of Directors or at any other regular or special meeting.

SECTION 3.      Qualification. No officer need be a stockholder or a director. Any person may occupy more than one office of the Corporation at any time.

SECTION 4.      Tenure. Except as otherwise provided by the Certificate or by these By-laws, each of the officers of the Corporation shall hold office until the regular annual meeting of the Board of Directors following the next Annual Meeting and until his or her successor is elected and qualified or until his or her earlier resignation or removal.

SECTION 5.      Resignation. Any officer may resign by delivering his or her written resignation to the Corporation addressed to the President or the Secretary, and such resignation shall be effective upon receipt, unless the resignation otherwise provides.

SECTION 6.      Removal. Except as otherwise provided by law or resolution of the Board of Directors, the Board of Directors may remove any officer with or without cause by the affirmative vote of a majority of the directors then in office.

SECTION 7.      Absence or Disability. In the event of the absence or disability of any officer, the Board of Directors may designate another officer to act temporarily in place of such absent or disabled officer.

SECTION 8.      Vacancies. Any vacancy in any office may be filled for the unexpired portion of the term by the Board of Directors.

SECTION 9.      President. The President shall, subject to the direction of the Board of Directors, have such powers and shall perform such duties as the Board of Directors may from time to time designate.

SECTION 10.  Chairman of the Board. The Chairman of the Board of Directors, if one is elected, shall have such powers and shall perform such duties as the Board of Directors may from time to time designate.

SECTION 11.  Chief Executive Officer. The Chief Executive Officer, if one is elected, shall have such powers and shall perform such duties as the Board of Directors may from time to time designate.

SECTION 12.  Vice Presidents and Assistant Vice Presidents. Any Vice President (including any Executive Vice President or Senior Vice President) and any Assistant Vice President shall have such powers and shall perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.

SECTION 13.  Treasurer and Assistant Treasurers. The Treasurer shall, subject to the direction of the Board of Directors and except as the Board of Directors or the Chief Executive Officer may otherwise provide, have general charge of the financial affairs of the Corporation and shall cause to be kept accurate books of account. The Treasurer shall have custody of all funds, securities, and valuable documents of the Corporation. He or she shall have such other duties and powers as may be designated from time to time by the Board of Directors or the Chief Executive Officer. Any Assistant Treasurer shall have such powers and perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.

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SECTION 14.  Secretary and Assistant Secretaries. The Secretary shall record all the proceedings of the meetings of the stockholders and the Board of Directors (including committees of the Board of Directors) in books kept for that purpose. In his or her absence from any such meeting, a temporary secretary chosen at the meeting shall record the proceedings thereof. The Secretary shall have charge of the stock ledger (which may, however, be kept by any transfer or other agent of the Corporation). The Secretary shall have custody of the seal of the Corporation, and the Secretary, or an Assistant Secretary shall have authority to affix it to any instrument requiring it, and, when so affixed, the seal may be attested by his or her signature or that of an Assistant Secretary. The Secretary shall have such other duties and powers as may be designated from time to time by the Board of Directors or the Chief Executive Officer. In the absence of the Secretary, any Assistant Secretary may perform his or her duties and responsibilities. Any Assistant Secretary shall have such powers and perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.

SECTION 15.  Other Powers and Duties. Subject to these By-laws and to such limitations as the Board of Directors may from time to time prescribe, the officers of the Corporation shall each have such powers and duties as generally pertain to their respective offices, as well as such powers and duties as from time to time may be conferred by the Board of Directors or the Chief Executive Officer.

ARTICLE IV

Capital Stock

SECTION 1.      Certificates of Stock. Each stockholder shall be entitled to a certificate of the capital stock of the Corporation in such form as may from time to time be prescribed by the Board of Directors. Such certificate shall be signed by the Chairman of the Board of Directors, the President or a Vice President and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary. The Corporation seal and the signatures by the Corporation’s officers, the transfer agent or the registrar may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed on such certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the time of its issue. Every certificate for shares of stock which are subject to any restriction on transfer and every certificate issued when the Corporation is authorized to issue more than one class or series of stock shall contain such legend with respect thereto as is required by law. Notwithstanding anything to the contrary provided in these By-laws, the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares (except that the foregoing shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation), and by the approval and adoption of these By-laws the Board of Directors has determined that all classes or series of the Corporation’s stock may be uncertificated, whether upon original issuance, re-issuance, or subsequent transfer.

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SECTION 2.      Transfers. Subject to any restrictions on transfer and unless otherwise provided by the Board of Directors, shares of stock that are represented by a certificate may be transferred on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate theretofore properly endorsed or accompanied by a written assignment or power of attorney properly executed, with transfer stamps (if necessary) affixed, and with such proof of the authenticity of signature as the Corporation or its transfer agent may reasonably require. Shares of stock that are not represented by a certificate may be transferred on the books of the Corporation by submitting to the Corporation or its transfer agent such evidence of transfer and following such other procedures as the Corporation or its transfer agent may require.

SECTION 3.      Record Holders. Except as may otherwise be required by law, by the Certificate or by these By-laws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect thereto, regardless of any transfer, pledge or other disposition of such stock, until the shares have been transferred on the books of the Corporation in accordance with the requirements of these By-laws.

SECTION 4.      Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date: (a) in the case of determination of stockholders entitled to vote at any meeting of stockholders, shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting and (b) in the case of any other action, shall not be more than sixty (60) days prior to such other action. If no record date is fixed: (i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; and (ii) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

SECTION 5.      Replacement of Certificates. In case of the alleged loss, destruction or mutilation of a certificate of stock of the Corporation, a duplicate certificate may be issued in place thereof, upon such terms as the Board of Directors may prescribe.

ARTICLE V

Indemnification

SECTION 1.      Definitions. For purposes of this Article:

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(a)               “Corporate Status” describes the status of a person who is serving or has served (i) as a Director of the Corporation, (ii) as an Officer of the Corporation, (iii) as a Non-Officer Employee of the Corporation, or (iv) as a director, partner, trustee, officer, employee or agent of any other corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, foundation, association, organization or other legal entity which such person is or was serving at the request of the Corporation. For purposes of this Section 1(a), a Director, Officer or Non-Officer Employee of the Corporation who is serving or has served as a director, partner, trustee, officer, employee or agent of a Subsidiary shall be deemed to be serving at the request of the Corporation. Notwithstanding the foregoing, “Corporate Status” shall not include the status of a person who is serving or has served as a director, officer, employee or agent of a constituent corporation absorbed in a merger or consolidation transaction with the Corporation with respect to such person’s activities prior to said transaction, unless specifically authorized by the Board of Directors or the stockholders of the Corporation;

(b)               “Director” means any person who serves or has served the Corporation as a director on the Board of Directors of the Corporation;

(c)               “Disinterested Director” means, with respect to each Proceeding in respect of which indemnification is sought hereunder, a Director of the Corporation who is not and was not a party to such Proceeding;

(d)               “Expenses” means all attorneys’ fees, retainers, court costs, transcript costs, fees of expert witnesses, private investigators and professional advisors (including, without limitation, accountants and investment bankers), travel expenses, duplicating costs, printing and binding costs, costs of preparation of demonstrative evidence and other courtroom presentation aids and devices, costs incurred in connection with document review, organization, imaging and computerization, telephone charges, postage, delivery service fees, and all other disbursements, costs or expenses of the type customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, settling or otherwise participating in, a Proceeding;

(e)               “Liabilities” means judgments, damages, liabilities, losses, penalties, excise taxes, fines and amounts paid in settlement;

(f)                “Non-Officer Employee” means any person who serves or has served as an employee, consultant or agent of the Corporation, but who is not or was not a Director or Officer;

(g)               “Officer” means any person who serves or has served the Corporation as an officer of the Corporation appointed by the Board of Directors of the Corporation;

(h)               “Proceeding” means any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, inquiry, investigation, administrative hearing or other proceeding, whether civil, criminal, administrative, arbitrative or investigative; and

(i)                 “Subsidiary” shall mean any corporation, partnership, limited liability company, joint venture, trust or other entity of which the Corporation owns (either directly or through or together with another Subsidiary of the Corporation) either (i) a general partner, managing member or other similar interest or (ii) (A) fifty percent (50%) or more of the voting power of the voting capital equity interests of such corporation, partnership, limited liability company, joint venture or other entity, or (B) fifty percent (50%) or more of the outstanding voting capital stock or other voting equity interests of such corporation, partnership, limited liability company, joint venture or other entity.

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SECTION 2.      Indemnification of Directors and Officers.

(a)           Subject to the operation of Section 4 of this Article V of these By-laws, each Director and Officer shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), and to the extent authorized in this Section 2.

(1)               Actions, Suits and Proceedings Other than By or In the Right of the Corporation. Each Director and Officer shall be indemnified and held harmless by the Corporation against any and all Expenses and Liabilities that are incurred or paid by such Director or Officer or on such Director’s or Officer’s behalf in connection with any Proceeding or any claim, issue or matter therein (other than an action by or in the right of the Corporation), which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such Director’s or Officer’s Corporate Status, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

(2)               Actions, Suits and Proceedings By or In the Right of the Corporation. Each Director and Officer shall be indemnified and held harmless by the Corporation against any and all Expenses that are incurred by such Director or Officer or on such Director’s or Officer’s behalf in connection with any Proceeding or any claim, issue or matter therein by or in the right of the Corporation, which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such Director’s or Officer’s Corporate Status, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation; provided, however, that no indemnification shall be made under this Section 2(a)(2) in respect of any claim, issue or matter as to which such Director or Officer shall have been finally adjudged by a court of competent jurisdiction to be liable to the Corporation, unless, and only to the extent that, the Court of Chancery or another court in which such Proceeding was brought shall determine upon application that, despite adjudication of liability, but in view of all the circumstances of the case, such Director or Officer is fairly and reasonably entitled to indemnification for such Expenses that such court deems proper.

(3)               Survival of Rights. The rights of indemnification provided by this Section 2 shall continue as to a Director or Officer after he or she has ceased to be a Director or Officer and shall inure to the benefit of his or her heirs, executors, administrators and personal representatives.

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(4)               Actions by Directors or Officers. Notwithstanding the foregoing, the Corporation shall indemnify any Director or Officer seeking indemnification in connection with a Proceeding initiated by such Director or Officer only if such Proceeding (including any parts of such Proceeding not initiated by such Director or Officer) was authorized in advance by the Board of Directors of the Corporation, unless such Proceeding was brought to enforce such Officer’s or Director’s rights to indemnification or, in the case of Directors, advancement of Expenses under these By-laws in accordance with the provisions set forth herein.

SECTION 3.      Indemnification of Non-Officer Employees. Subject to the operation of Section 4 of this Article V of these By-laws, each Non-Officer Employee may, in the discretion of the Board of Directors of the Corporation, be indemnified by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against any or all Expenses and Liabilities that are incurred by such Non-Officer Employee or on such Non-Officer Employee’s behalf in connection with any threatened, pending or completed Proceeding, or any claim, issue or matter therein, which such Non-Officer Employee is, or is threatened to be made, a party to or participant in by reason of such Non-Officer Employee’s Corporate Status, if such Non-Officer Employee acted in good faith and in a manner such Non-Officer Employee reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The rights of indemnification provided by this Section 3 shall exist as to a Non-Officer Employee after he or she has ceased to be a Non-Officer Employee and shall inure to the benefit of his or her heirs, personal representatives, executors and administrators. Notwithstanding the foregoing, the Corporation may indemnify any Non-Officer Employee seeking indemnification in connection with a Proceeding initiated by such Non-Officer Employee only if such Proceeding was authorized in advance by the Board of Directors.

SECTION 4.      Determination. Unless ordered by a court, no indemnification shall be provided pursuant to this Article V to a Director, to an Officer or to a Non-Officer Employee unless a determination shall have been made that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal Proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. Such determination shall be made by (a) a majority vote of the Disinterested Directors, even though less than a quorum of the Board of Directors, (b) a committee comprised of Disinterested Directors, such committee having been designated by a majority vote of the Disinterested Directors (even though less than a quorum), (c) if there are no such Disinterested Directors, or if a majority of Disinterested Directors so directs, by independent legal counsel in a written opinion, or (d) by the stockholders of the Corporation.

SECTION 5.      Advancement of Expenses to Directors Prior to Final Disposition.

(a)               The Corporation shall advance all Expenses incurred by or on behalf of any Director in connection with any Proceeding in which such Director is involved by reason of such Director’s Corporate Status within thirty (30) days after the receipt by the Corporation of a written statement from such Director requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Director and shall be preceded or accompanied by an undertaking by or on behalf of such Director to repay any Expenses so advanced if it shall ultimately be determined that such Director is not entitled to be indemnified against such Expenses. Notwithstanding the foregoing, the Corporation shall advance all Expenses incurred by or on behalf of any Director seeking advancement of expenses hereunder in connection with a Proceeding initiated by such Director only if such Proceeding (including any parts of such Proceeding not initiated by such Director) was (i) authorized by the Board of Directors of the Corporation, or (ii) brought to enforce such Director’s rights to indemnification or advancement of Expenses under these By-laws.

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(b)               If a claim for advancement of Expenses hereunder by a Director is not paid in full by the Corporation within thirty (30) days after receipt by the Corporation of documentation of Expenses and the required undertaking, such Director may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and if successful in whole or in part, such Director shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to make a determination concerning the permissibility of such advancement of Expenses under this Article V shall not be a defense to an action brought by a Director for recovery of the unpaid amount of an advancement claim and shall not create a presumption that such advancement is not permissible. The burden of proving that a Director is not entitled to an advancement of expenses shall be on the Corporation.

(c)               In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Director has not met any applicable standard for indemnification set forth in the DGCL.

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SECTION 6.      Advancement of Expenses to Officers and Non-Officer Employees Prior to Final Disposition.

(a)               The Corporation may1, at the discretion of the Board of Directors of the Corporation, advance any or all Expenses incurred by or on behalf of any Officer or any Non-Officer Employee in connection with any Proceeding in which such person is involved by reason of his or her Corporate Status as an Officer or Non-Officer Employee upon the receipt by the Corporation of a statement or statements from such Officer or Non-Officer Employee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Officer or Non-Officer Employee and shall be preceded or accompanied by an undertaking by or on behalf of such person to repay any Expenses so advanced if it shall ultimately be determined that such Officer or Non-Officer Employee is not entitled to be indemnified against such Expenses.

(b)               In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Officer or Non-Officer Employee has not met any applicable standard for indemnification set forth in the DGCL.

SECTION 7.      Contractual Nature of Rights.

(a)               The provisions of this Article V shall be deemed to be a contract between the Corporation and each Director and Officer entitled to the benefits hereof at any time while this Article V is in effect, in consideration of such person’s past or current and any future performance of services for the Corporation. Neither amendment, repeal or modification of any provision of this Article V nor the adoption of any provision of the Certificate of Incorporation inconsistent with this Article V shall eliminate or reduce any right conferred by this Article V in respect of any act or omission occurring, or any cause of action or claim that accrues or arises or any state of facts existing, at the time of or before such amendment, repeal, modification or adoption of an inconsistent provision (even in the case of a proceeding based on such a state of facts that is commenced after such time), and all rights to indemnification and advancement of Expenses granted herein or arising out of any act or omission shall vest at the time of the act or omission in question, regardless of when or if any proceeding with respect to such act or omission is commenced. The rights to indemnification and to advancement of expenses provided by, or granted pursuant to, this Article V shall continue notwithstanding that the person has ceased to be a director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributes of such person.

(b)               If a claim for indemnification hereunder by a Director or Officer is not paid in full by the Corporation within sixty (60) days after receipt by the Corporation of a written claim for indemnification, such Director or Officer may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, such Director or Officer shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to make a determination concerning the permissibility of such indemnification under this Article V shall not be a defense to an action brought by a Director or Officer for recovery of the unpaid amount of an indemnification claim and shall not create a presumption that such indemnification is not permissible. The burden of proving that a Director or Officer is not entitled to indemnification shall be on the Corporation.

1 Note to Goodwin: What is the reason that mandatory advancement of expenses is not provided to officers as it is to directors?

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(c)               In any suit brought by a Director or Officer to enforce a right to indemnification hereunder, it shall be a defense that such Director or Officer has not met any applicable standard for indemnification set forth in the DGCL.

SECTION 8.      Non-Exclusivity of Rights. The rights to indemnification and to advancement of Expenses set forth in this Article V shall not be exclusive of any other right which any Director, Officer, or Non-Officer Employee may have or hereafter acquire under any statute, provision of the Certificate or these By-laws, agreement, vote of stockholders or Disinterested Directors or otherwise.

SECTION 9.      Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer or Non-Officer Employee against any liability of any character asserted against or incurred by the Corporation or any such Director, Officer or Non-Officer Employee, or arising out of any such person’s Corporate Status, whether or not the Corporation would have the power to indemnify such person against such liability under the DGCL or the provisions of this Article V.

SECTION 10.  Other Indemnification. The Corporation’s obligation, if any, to indemnify or provide advancement of Expenses to any person under this Article V as a result of such person serving, at the request of the Corporation, as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be reduced by any amount such person may collect as indemnification or advancement of Expenses from such other corporation, partnership, joint venture, trust, employee benefit plan or enterprise (the “Primary Indemnitor”). Any indemnification or advancement of Expenses under this Article V owed by the Corporation as a result of a person serving, at the request of the Corporation, as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall only be in excess of, and shall be secondary to, the indemnification or advancement of Expenses available from the applicable Primary Indemnitor(s) and any applicable insurance policies.

ARTICLE VI

Miscellaneous Provisions

SECTION 1.      Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.

SECTION 2.      Seal. The Board of Directors shall have power to adopt and alter the seal of the Corporation.

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SECTION 3.      Execution of Instruments. All deeds, leases, transfers, contracts, bonds, notes and other obligations to be entered into by the Corporation in the ordinary course of its business without director action may be executed on behalf of the Corporation by the Chairman of the Board, if one is elected, the President or the Treasurer or any other officer, employee or agent of the Corporation as the Board of Directors or the executive committee of the Board of Directors may authorize.

SECTION 4.      Voting of Securities. Unless the Board of Directors otherwise provides, the Chairman of the Board, if one is elected, the President or the Treasurer may waive notice of and act on behalf of the Corporation, or appoint another person or persons to act as proxy or attorney in fact for the Corporation with or without discretionary power and/or power of substitution, at any meeting of stockholders or shareholders of any other corporation or organization, any of whose securities are held by the Corporation.

SECTION 5.      Resident Agent. The Board of Directors may appoint a resident agent upon whom legal process may be served in any action or proceeding against the Corporation.

SECTION 6.      Corporate Records. The original or attested copies of the Certificate, By-laws and records of all meetings of the incorporators, stockholders and the Board of Directors and the stock transfer books, which shall contain the names of all stockholders, their record addresses and the amount of stock held by each, may be kept outside the State of Delaware and shall be kept at the principal office of the Corporation, at an office of its counsel, at an office of its transfer agent or at such other place or places as may be designated from time to time by the Board of Directors.

SECTION 7.      Certificate. All references in these By-laws to the Certificate shall be deemed to refer to the Second Amended and Restated Certificate of Incorporation of the Corporation, as amended and/or restated and in effect from time to time.

SECTION 8.      Exclusive Jurisdiction of Delaware Courts or the United States Federal District Courts. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any current or former director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or the Certificate or Bylaws (including the interpretation, validity or enforceability thereof), or (iv) any action asserting a claim governed by the internal affairs doctrine. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 8.

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SECTION 9.      Amendment of By-laws.

(a)               Amendment by Directors. Except as provided otherwise by law, these By-laws may be amended or repealed by the Board of Directors by the affirmative vote of a majority of the directors then in office.

(b)               Amendment by Stockholders. Except as otherwise required by these By-Laws or by law, these By-laws may be amended or repealed at any Annual Meeting, or special meeting of stockholders called for such purpose in accordance with these By-Laws, by the affirmative vote of not less than two thirds (2/3) of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class; provided, however, that if the Board of Directors recommends that stockholders approve such amendment or repeal at such meeting of stockholders, such amendment or repeal shall only require the affirmative vote of the majority of the outstanding shares entitled to vote on such amendment or repeal, voting together as a single class. Notwithstanding the foregoing, stockholder approval shall not be required unless mandated by the Certificate, these By-laws, or other applicable law.

SECTION 10.  Notices. If mailed, notice to stockholders shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. Without limiting the manner by which notice otherwise may be given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the DGCL.

SECTION 11.  Waivers. A written waiver of any notice, signed by a stockholder or director, or waiver by electronic transmission by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person. Neither the business to be transacted at, nor the purpose of, any meeting need be specified in such a waiver.

Adopted ___________, ____ and effective as of ___________, ____.

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EXHIBIT H

GELESIS, INC.

2021 STOCK OPTION AND INCENTIVE PLAN

SECTION 1. GENERAL PURPOSE OF THE PLAN; DEFINITIONS

The name of the plan is the Gelesis, Inc. 2021 Stock Option and Incentive Plan (as amended from time to time, the “Plan”). The purpose of the Plan is to encourage and enable the officers, employees, Non-Employee Directors and Consultants of Gelesis, Inc. (the “Company”) and its Affiliates upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business to acquire a proprietary interest in the Company. It is anticipated that providing such persons with a direct stake in the Company’s welfare will assure a closer identification of their interests with those of the Company and its stockholders, thereby stimulating their efforts on the Company’s behalf and strengthening their desire to remain with the Company.

The following terms shall be defined as set forth below:

“Administrator” means the compensation committee of the Board or a similar committee performing the functions of the compensation committee. The Board shall cause the Administrator to satisfy the applicable requirements of any stock exchange on which the Stock may then be listed. For purposes of Awards to individuals who are subject to Section 16 of the Exchange Act, the Administrator shall be comprised of not less than two Non-Employee Directors who are independent within the meaning of any stock exchange on which the Stock is listed, Notwithstanding the foregoing, if such a committee does not exist, or for any other reason determined by the Board, the Board may act as the Administrator.

“Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board will have the authority to determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

“Award” or “Awards,” except where referring to a particular category of grant under the Plan, shall include Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Units, Restricted Stock Awards, Unrestricted Stock Awards, Cash-Based Awards, and Dividend Equivalent Rights.

“Award Certificate” means a written or electronic document setting forth the terms and provisions applicable to an Award granted under the Plan. Each Award Certificate is subject to the terms and conditions of the Plan.

“Board” means the Board of Directors of the Company.

“Cash-Based Award” means an Award entitling the recipient to receive a cash-denominated payment.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor Code, and related rules, regulations and interpretations.

“Consultant” means a consultant or adviser who provides bona fide services to the Company or an Affiliate as an independent contractor and who qualifies as a consultant or advisor under Instruction A.1.(a)(1) of Form S-8 under the Securities Act.

“Dividend Equivalent Right” means an Award entitling the grantee to receive credits based on ordinary cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other award to which it relates) if such shares had been issued to and held by the grantee.

“Effective Date” means the date on which the Plan becomes effective as set forth in Section 19.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Fair Market Value” of the Stock on any given date means the fair market value of the Stock determined in good faith by the Administrator; provided, however, that if the Stock is listed on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”), NASDAQ Global Market, The New York Stock Exchange or another national securities exchange or traded on any established market, fair market value shall mean the closing sale price of the Stock, as reported on such market on that date (or if there are no market quotations for such date, the determination shall be made by reference to the last date preceding such date for which there are market quotations); provided, further if the Stock is not traded on any established market,.the amount determined by the Administrator shall take into account Sections 409A and 424 of the Code, to the extent applicable..

“Incentive Stock Option” means any Stock Option designated and qualified as an “incentive stock option” as defined in Section 422 of the Code.

“Non-Employee Director” means a member of the Board who is is a “non-employee director” within the meaning of Rule 16b-3 promulgated under the Exchange Act.

“Non-Qualified Stock Option” means any Stock Option that is not an Incentive Stock Option.

“Option” or “Stock Option” means any option to purchase shares of Stock granted pursuant to Section 5.

“Restricted Shares” means the shares of Stock underlying a Restricted Stock Award that remain subject to a risk of forfeiture or the Company’s right of repurchase.

“Restricted Stock Award” means an Award of Restricted Shares subject to such restrictions and conditions as the Administrator may determine at the time of grant.

“Restricted Stock Units” means an Award of stock units subject to such restrictions and conditions as the Administrator may determine at the time of grant.

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“Sale Event” means (i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (ii) a merger, reorganization or consolidation pursuant to which the holders of the Company’s outstanding voting power and outstanding stock immediately prior to such transaction do not own a majority of the outstanding voting power and outstanding stock or other equity interests of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction, (iii) the sale of all of the Stock of the Company to an unrelated person, entity or group thereof acting in concert, or (iv) any other transaction in which the owners of the Company’s outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the Company or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Company. Notwithstanding the foregoing, with respect to any Award that is characterized as “nonqualified deferred compensation” within the meaning of Section 409A of the Code, and where required to avoid additional taxes and interest under Section 409A of the Code, an event shall not be considered a Sale Event unless such event is also a “change in ownership,” a “change in effective control,” or a “change in the ownership of a substantial portion of the assets” of the Company within the meaning of Section 409A of the Code.

“Sale Price” means the value as determined by the Administrator of the consideration payable, or otherwise to be received by stockholders, per share of Stock pursuant to a Sale Event.

“Section 409A” means Section 409A of the Code and the regulations and other guidance promulgated thereunder.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Service Relationship” means any relationship as an employee, director or Consultant of the Company or any Affiliate (e.g., a Service Relationship shall be deemed to continue without interruption in the event an individual’s status changes from full-time employee to part-time employee or Consultant).

“Stock” means the Common Stock, par value $0.0001 per share, of the Company, subject to adjustments pursuant to Section 3.

“Stock Appreciation Right” means an Award entitling the recipient to receive shares of Stock (or cash, to the extent explicitly provided for in the applicable Award Certificate) having a value equal to the excess of the Fair Market Value of the Stock on the date of exercise over the exercise price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised.

“Subsidiary” means any corporation or other entity (other than the Company) in which the Company has at least a 50 percent interest, either directly or indirectly.

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“Ten Percent Owner” means an employee who owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10 percent of the combined voting power of all classes of stock of the Company or any parent or subsidiary corporation.

“Unrestricted Stock Award” means an Award of shares of Stock free of any restrictions.

SECTION 2.  ADMINISTRATION OF PLAN; ADMINISTRATOR AUTHORITY TO SELECT GRANTEES AND DETERMINE AWARDS

(a)               Administration of Plan. The Plan shall be administered by the Administrator.

(b)               Powers of Administrator. The Administrator shall have the power and authority to grant Awards consistent with the terms of the Plan, including the power and authority:

(i)                 to select the individuals to whom Awards may from time to time be granted;

(ii)              to determine the time or times of grant, and the expiration date, if any, of Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Unrestricted Stock Awards, Cash-Based Awards, and Dividend Equivalent Rights, or any combination of the foregoing, granted to any one or more grantees;

(iii)            to determine the number of shares of Stock to be covered by any Award;

(iv)             to determine and modify from time to time the terms and conditions, including restrictions, not inconsistent with the terms of the Plan, of any Award, which terms and conditions may differ among individual Awards and grantees, and to approve the forms of Award Certificates;

(v)               to accelerate at any time the exercisability or vesting of all or any portion of any Award;

(vi)             subject to the provisions of Section 5(c) or Section 6(d), as applicable, to extend at any time the period in which Stock Options and Stock Appreciation Rights may be exercised; and

(vii)          at any time to adopt, alter and repeal such rules, guidelines and practices for administration of the Plan and for its own acts and proceedings as it shall deem advisable; to interpret the terms and provisions of the Plan and any Award (including related written instruments); to make all determinations it deems advisable for the administration of the Plan; to decide all disputes arising in connection with the Plan; and to otherwise supervise the administration of the Plan.

All decisions and interpretations of the Administrator shall be binding on all persons, including the Company and Plan grantees.

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(c)               Delegation of Authority to Grant Awards. Subject to applicable law, the Administrator, in its discretion, may delegate to a committee consisting of one or more officers of the Company, including the Chief Executive Officer of the Company, all or part of the Administrator’s authority and duties with respect to the granting of Awards to individuals who are (i) not subject to the reporting and other provisions of Section 16 of the Exchange Act and (ii) not members of the delegated committee. Any such delegation by the Administrator shall include a limitation as to the amount of Stock underlying Awards that may be granted during the period of the delegation and shall contain guidelines as to the determination of the exercise price and the vesting criteria. The Administrator may revoke or amend the terms of a delegation at any time but such action shall not invalidate any prior actions of the Administrator’s delegate or delegates that were consistent with the terms of the Plan.

(d)               Award Certificate. Awards under the Plan shall be evidenced by Award Certificates that set forth the terms, conditions and limitations for each Award, which may include, without limitation, the term of an Award and the provisions applicable in the event employment or service terminates.

(e)               Indemnification. Neither the Board nor the Administrator, nor any member of either, or any delegate thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and the members of the Board and the Administrator (and any delegate thereof) shall be entitled in all cases to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, reasonable attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under the Company’s articles or bylaws or any directors’ and officers’ liability insurance coverage which may be in effect from time to time and/or any indemnification agreement between such individual and the Company.

(f)                Foreign Award Recipients. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company and its Subsidiaries operate or have employees or other individuals eligible for Awards, the Administrator, in its sole discretion, shall have the power and authority to: (i) determine which Subsidiaries shall be covered by the Plan; (ii) determine which individuals outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to individuals outside the United States to comply with applicable foreign laws; (iv) establish subplans and modify exercise procedures and other terms and procedures, to the extent the Administrator determines such actions to be necessary or advisable (and such subplans and/or modifications shall be attached to this Plan as appendices); provided, however, that no such subplans and/or modifications shall increase the share limitations contained in Section 3(a) hereof; and (v) take any action, before or after an Award is made, that the Administrator determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals. Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act or any other applicable United States securities law, the Code, or any other applicable United States governing statute or law.

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SECTION 3. STOCK ISSUABLE UNDER THE PLAN; MERGERS; SUBSTITUTION

(a)               Stock Issuable. The maximum number of shares of Stock reserved and available for issuance under the Plan shall be [_________]shares (the “Initial Limit”), subject to adjustment as provided in this Section 3, plus on January 1, 2023 and each January 1 thereafter, the number of shares of Stock reserved and available for issuance under the Plan shall be cumulatively increased by (i) 4 percent of the number of shares of Stock issued and outstanding on the immediately preceding December 31 or (ii) such lesser number of shares as determined by the Administrator (the “Annual Increase”). Subject to such overall limitation, the maximum aggregate number of shares of Stock that may be issued in the form of Incentive Stock Options shall not exceed the Initial Limit, cumulatively increased on January 1, 2023 and each January 1 thereafter by the lesser of the Annual Increase for such year or [_______]shares of Stock, subject in all cases to adjustment as provided in Section 3. For purposes of this limitation, the shares of Stock underlying any awards under the Plan that are forfeited, canceled, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of Stock or otherwise terminated (other than by exercise) shall be added back to the shares of Stock available for issuance under the Plan and, to the extent permitted under Section 422 of the Code and the regulations promulgated thereunder, the shares of Stock that may be issued as Incentive Stock Options. In the event the Company repurchases shares of Stock on the open market, such shares shall not be added to the shares of Stock available for issuance under the Plan. Subject to such overall limitations, shares of Stock may be issued up to such maximum number pursuant to any type or types of Award. The shares available for issuance under the Plan may be authorized but unissued shares of Stock or shares of Stock reacquired by the Company.

(b)               Changes in Stock. Subject to Section 3(c) hereof, if, as a result of any reorganization, recapitalization, reclassification, stock dividend, extraordinary cash dividend, stock split, reverse stock split or other similar change in the Company’s capital stock, the outstanding shares of Stock are increased or decreased or are exchanged for a different number or kind of shares or other securities of the Company, or additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such shares of Stock or other securities, or, if, as a result of any merger or consolidation, sale of all or substantially all of the assets of the Company, the outstanding shares of Stock are converted into or exchanged for securities of the Company or any successor entity (or a parent or subsidiary thereof), the Administrator shall make an appropriate or proportionate adjustment in (i) the maximum number of shares reserved for issuance under the Plan, including the maximum number of shares that may be issued in the form of Incentive Stock Options, (ii) the number and kind of shares or other securities subject to any then outstanding Awards under the Plan, (iii) the repurchase price, if any, per share subject to each outstanding Restricted Stock Award, and (iv) the exercise price for each share subject to any then outstanding Stock Options and Stock Appreciation Rights under the Plan, without changing the aggregate exercise price (i.e., the exercise price multiplied by the number of shares subject to Stock Options and Stock Appreciation Rights) as to which such Stock Options and Stock Appreciation Rights remain exercisable. The Administrator shall also make equitable or proportionate adjustments in the number of shares subject to outstanding Awards and the exercise price and the terms of outstanding Awards to take into consideration cash dividends paid other than in the ordinary course or any other extraordinary corporate event. The adjustment by the Administrator shall be final, binding and conclusive. No fractional shares of Stock shall be issued under the Plan resulting from any such adjustment, but the Administrator in its discretion may make a cash payment in lieu of fractional shares.

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(c)               Mergers and Other Transactions. In the case of and subject to the consummation of a Sale Event, the parties thereto may cause the assumption or continuation of Awards theretofore granted by the successor entity, or the substitution of such Awards with new Awards of the successor entity or parent thereof, with appropriate adjustment as to the number and kind of shares and, if appropriate, the per share exercise prices, as such parties shall agree. To the extent the parties to such Sale Event do not provide for the assumption, continuation or substitution of Awards, upon the effective time of the Sale Event, the Plan and all outstanding Awards granted hereunder shall terminate. In such case, except as may be otherwise provided in the relevant Award Certificate, all Awards with time-based vesting, conditions or restrictions shall become fully vested and exercisable or nonforfeitable as of the effective time of the Sale Event, and all Awards with conditions and restrictions relating to the attainment of performance goals may become vested and exercisable or nonforfeitable in connection with a Sale Event in the Administrator’s discretion or to the extent specified in the relevant Award Certificate. In the event of such termination, (i) the Company shall have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding Options and Stock Appreciation Rights, in exchange for the cancellation thereof, in an amount equal to the difference between (A) the Sale Price multiplied by the number of shares of Stock subject to outstanding Options and Stock Appreciation Rights (to the extent then exercisable at prices not in excess of the Sale Price) and (B) the aggregate exercise price of all such outstanding Options and Stock Appreciation Rights (provided that, in the case of an Option or Stock Appreciation Right with an exercise price equal to or greater than the Sale Price, such Option or Stock Appreciation Right shall be cancelled for no consideration); or (ii) each grantee shall be permitted, within a specified period of time prior to the consummation of the Sale Event as determined by the Administrator, to exercise all outstanding Options and Stock Appreciation Rights (to the extent then exercisable) held by such grantee. The Company shall also have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding other Awards in an amount equal to the Sale Price multiplied by the number of vested shares of Stock under such Awards.

(d)               Maximum Awards to Non-Employee Directors. Notwithstanding anything to the contrary in this Plan, the value of all Awards awarded under this Plan and all other cash compensation paid by the Company to any Non-Employee Director in any calendar year for service as a Non-Employee Director shall not exceed $750,000; provided, however, that such amount shall be $1 million for the calendar year in which the applicable Non-Employee Director is initially elected or appointed to the Board. For the purpose of these limitations, the value of any Award shall be its grant date fair value, as determined in accordance with ASC 718 or successor provision but excluding the impact of estimated forfeitures related to service-based vesting provisions.

SECTION	4. ELIGIBILITY

Grantees under the Plan will be such employees, Non-Employee Directors and Consultants of the Company and its Affiliates as are selected from time to time by the Administrator in its sole discretion; provided that Awards in the form of Stock Options or Stock Appreciation Rights may not be granted to employees, Directors or Consultants who are providing services only to any “parent” of the Company, as such term is defined in Rule 405 promulgated under the Securities Act, unless (i) the stock underlying the Awards is treated as “service recipient stock” with respect to such individuals, within the meaning of Treasury Regulation Section 1.409A-1(5)(iii) or (ii) the Company, in consultation with its legal counsel, has determined that such Awards are exempt from or otherwise comply with Section 409A.

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SECTION 5. STOCK OPTIONS

(a)               Award of Stock Options. The Administrator may grant Stock Options under the Plan. Any Stock Option granted under the Plan shall be in such form as the Administrator may from time to time approve.

Stock Options granted under the Plan may be either Incentive Stock Options or Non-Qualified Stock Options. Incentive Stock Options may be granted only to employees of the Company or any Subsidiary that is a “subsidiary corporation” within the meaning of Section 424(f) of the Code. To the extent that any Option does not qualify as an Incentive Stock Option, it shall be deemed a Non-Qualified Stock Option.

Stock Options granted pursuant to this Section 5 shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable. If the Administrator so determines, Stock Options may be granted in lieu of cash compensation at the optionee’s election, subject to such terms and conditions as the Administrator may establish.

(b)               Exercise Price. The exercise price per share for the Stock covered by a Stock Option granted pursuant to this Section 5 shall be determined by the Administrator at the time of grant but shall not be less than 100 percent of the Fair Market Value on the date of grant. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the exercise price of such Incentive Stock Option shall be not less than 110 percent of the Fair Market Value on the grant date. Notwithstanding the foregoing, Stock Options may be granted with an exercise price per share that is less than 100 percent of the Fair Market Value on the date of grant (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) to individuals who are not subject to U.S. income tax on the date of grant or (iii) if the Stock Option is otherwise compliant with Section 409A.

(c)               Option Term. The term of each Stock Option shall be fixed by the Administrator, but no Stock Option shall be exercisable more than ten years after the date the Stock Option is granted. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the term of such Stock Option shall be no more than five years from the date of grant.

(d)               Exercisability; Rights of a Stockholder. Stock Options shall become exercisable at such time or times, whether or not in installments, as shall be determined by the Administrator at or after the grant date. The Administrator may at any time accelerate the exercisability of all or any portion of any Stock Option. An optionee shall have the rights of a stockholder only as to shares acquired upon the exercise of a Stock Option and not as to unexercised Stock Options.

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(e)               Method of Exercise. Stock Options may be exercised in whole or in part, by giving written or electronic notice of exercise to the Company, specifying the number of shares to be purchased, which notice shall be in such form as determined by the Administrator. Payment of the purchase price may be made by one or more of the following methods except to the extent otherwise provided in the Award Certificate:

(i)                 In cash, by certified or bank check or other instrument acceptable to the Administrator;

(ii)              Through the delivery (or attestation to the ownership following such procedures as the Administrator may prescribe) of shares of Stock that are not then subject to restrictions under any Company plan. Such surrendered shares shall be valued at Fair Market Value on the exercise date;

(iii)            By the optionee delivering to the Company a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company cash or a check payable and acceptable to the Administrator for the purchase price; provided that in the event the optionee chooses to pay the purchase price as so provided, the optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Company shall prescribe as a condition of such payment procedure; or

(iv)             With respect to Stock Options that are not Incentive Stock Options, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price.

Payment instruments will be received subject to collection. The transfer to the optionee on the records of the Company or of the transfer agent of the shares of Stock to be purchased pursuant to the exercise of a Stock Option will be contingent upon receipt from the optionee (or a purchaser acting in his stead in accordance with the provisions of the Stock Option) by the Company of the full purchase price for such shares and the fulfillment of any other requirements contained in the Award Certificate or applicable provisions of laws (including the satisfaction of any withholding taxes that the Company is obligated to withhold with respect to the optionee). In the event an optionee chooses to pay the purchase price by previously-owned shares of Stock through the attestation method, the number of shares of Stock transferred to the optionee upon the exercise of the Stock Option shall be net of the number of attested shares. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the exercise of Stock Options, such as a system using an internet website or interactive voice response, then the paperless exercise of Stock Options may be permitted through the use of such an automated system.

(f)                Annual Limit on Incentive Stock Options. To the extent required for “incentive stock option” treatment under Section 422 of the Code, the aggregate Fair Market Value (determined as of the time of grant) of the shares of Stock with respect to which Incentive Stock Options granted under this Plan and any other plan of the Company or its parent and subsidiary corporations become exercisable for the first time by an optionee during any calendar year shall not exceed $100,000. To the extent that any Stock Option exceeds this limit, it shall constitute a Non-Qualified Stock Option.

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SECTION 6. STOCK APPRECIATION RIGHTS

(a)               Award of Stock Appreciation Rights. The Administrator may grant Stock Appreciation Rights under the Plan. A Stock Appreciation Right is an Award entitling the recipient to receive shares of Stock (or cash, to the extent explicitly provided for in the applicable Award Certificate) having a value equal to the excess of the Fair Market Value of a share of Stock on the date of exercise over the exercise price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised.

(b)               Exercise Price of Stock Appreciation Rights. The exercise price of a Stock Appreciation Right shall not be less than 100 percent of the Fair Market Value of the Stock on the date of grant. Notwithstanding the foregoing, Stock Appreciation Rights may be granted with an exercise price per share that is less than 100 percent of the Fair Market Value on the date of grant (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) to individuals who are not subject to U.S. income tax on the date of grant, or (iii) if the Stock Appreciation Right is otherwise compliant with Section 409A

(c)               Grant and Exercise of Stock Appreciation Rights. Stock Appreciation Rights may be granted by the Administrator independently of any Stock Option granted pursuant to Section 5 of the Plan.

(d)               Terms and Conditions of Stock Appreciation Rights. Stock Appreciation Rights shall be subject to such terms and conditions as shall be determined on the date of grant by the Administrator. The term of a Stock Appreciation Right may not exceed ten years. The terms and conditions of each such Award shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees.

SECTION 7. RESTRICTED STOCK AWARDS

(a)               Nature of Restricted Stock Awards. The Administrator may grant Restricted Stock Awards under the Plan. A Restricted Stock Award is any Award of Restricted Shares subject to such restrictions and conditions as the Administrator may determine at the time of grant. Conditions may be based on continuing employment (or other Service Relationship) and/or achievement of pre-established performance goals and objectives.

(b)               Rights as a Stockholder. Upon the grant of the Restricted Stock Award and payment of any applicable purchase price, a grantee shall have the rights of a stockholder with respect to the voting of the Restricted Shares and receipt of dividends; provided that any dividends paid by the Company shall accrue and shall not be paid to the grantee until and to the extent the restrictions with respect to such Restricted Shares have lapsed and such Restricted Shares are deemed vested. Unless the Administrator shall otherwise determine, (i) uncertificated Restricted Shares shall be accompanied by a notation on the records of the Company or the transfer agent to the effect that they are subject to forfeiture until such Restricted Shares are vested as provided in Section 7(d) below, and (ii) certificated Restricted Shares shall remain in the possession of the Company until such Restricted Shares are vested as provided in Section 7(d) below, and the grantee shall be required, as a condition of the grant, to deliver to the Company such instruments of transfer as the Administrator may prescribe.

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(c)               Restrictions. Restricted Shares may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided herein or in the Restricted Stock Award Certificate. Except as may otherwise be provided by the Administrator either in the Award Certificate or, subject to Section 16 below, in writing after the Award is issued, if a grantee’s employment (or other Service Relationship) with the Company and its Subsidiaries terminates for any reason, any Restricted Shares that have not vested at the time of termination shall automatically and without any requirement of notice to such grantee from or other action by or on behalf of, the Company be deemed to have been reacquired by the Company at their original purchase price (if any) from such grantee or such grantee’s legal representative simultaneously with such termination of employment (or other Service Relationship), and thereafter shall cease to represent any ownership of the Company by the grantee or rights of the grantee as a stockholder. Following such deemed reacquisition of Restricted Shares that are represented by physical certificates, a grantee shall surrender such certificates to the Company upon request without consideration.

(d)               Vesting of Restricted Shares. The Administrator at the time of grant shall specify the date or dates and/or the attainment of pre-established performance goals, objectives and other conditions on which the non-transferability of the Restricted Shares and the Company’s right of repurchase or forfeiture shall lapse. Subsequent to such date or dates and/or the attainment of such pre-established performance goals, objectives and other conditions, the shares on which all restrictions have lapsed shall no longer be Restricted Shares and shall be deemed “vested.”

SECTION 8. RESTRICTED STOCK UNITS

(a)               Nature of Restricted Stock Units. The Administrator may grant Restricted Stock Units under the Plan. A Restricted Stock Unit is an Award of stock units that are settled in shares of Stock (or cash, to the extent explicitly provided for in the Award Certificate) upon the satisfaction of such restrictions and conditions as are established at the time of grant. Conditions may be based on continuing employment (or other Service Relationship) and/or achievement of pre-established performance goals and objectives. The terms and conditions of each such Award shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees. Except in the case of Restricted Stock Units with a deferred settlement date that complies with Section 409A, at the end of the vesting period, the Restricted Stock Units, to the extent vested, shall be settled in the form of shares of Stock (or cash, to the extent explicitly provided for in the Award Certificate). Restricted Stock Units with deferred settlement dates are subject to Section 409A and shall contain such additional terms and conditions as the Administrator shall determine in its sole discretion in order to comply with the requirements of Section 409A.

(b)               Election to Receive Restricted Stock Units in Lieu of Compensation. The Administrator may, in its sole discretion, permit a grantee to elect to receive a portion of future cash compensation otherwise due to such grantee in the form of an award of Restricted Stock Units. Any such election shall be made in writing and shall be delivered to the Company no later than the date specified by the Administrator and in accordance with Section 409A and such other rules and procedures established by the Administrator. Any such future cash compensation that the grantee elects to defer shall be converted to a fixed number of Restricted Stock Units based on the Fair Market Value of Stock on the date the compensation would otherwise have been paid to the grantee if such payment had not been deferred as provided herein. The Administrator shall have the sole right to determine whether and under what circumstances to permit such elections and to impose such limitations and other terms and conditions thereon as the Administrator deems appropriate. Any Restricted Stock Units that are elected to be received in lieu of cash compensation shall be fully vested, unless otherwise provided in the Award Certificate.

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(c)               Rights as a Stockholder. A grantee shall have the rights as a stockholder only as to shares of Stock acquired by the grantee upon settlement of Restricted Stock Units; provided, however, that the grantee may be credited with Dividend Equivalent Rights with respect to the stock units underlying his or her Restricted Stock Units, subject to the provisions of Section 11 and such terms and conditions as the Administrator may determine.

(d)               Termination. Except as may otherwise be provided by the Administrator either in the Award Certificate or, subject to Section 16 below, in writing after the Award is issued, a grantee’s right in all Restricted Stock Units that have not vested shall automatically terminate upon the grantee’s termination of employment (or cessation of Service Relationship) with the Company and its Subsidiaries for any reason.

SECTION 9. UNRESTRICTED STOCK AWARDS

Grant or Sale of Unrestricted Stock. The Administrator may grant (or sell at par value or such higher purchase price determined by the Administrator) an Unrestricted Stock Award under the Plan. An Unrestricted Stock Award is an Award pursuant to which the grantee receives shares of Stock free of any restrictions under the Plan. Unrestricted Stock Awards may be granted in respect of past services or other valid consideration, or in lieu of cash compensation due to such grantee.

SECTION 10. CASH-BASED AWARDS

The Administrator may grant Cash-Based Awards under the Plan. A Cash-Based Award is an Award that entitles the grantee to a payment in cash upon the attainment of specified performance goals. The Administrator shall determine the maximum duration of the Cash-Based Award, the amount of cash to which the Cash-Based Award pertains, the conditions upon which the Cash-Based Award shall become vested or payable, and such other provisions as the Administrator shall determine. Each Cash-Based Award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the Administrator. Payment, if any, with respect to a Cash-Based Award shall be made in accordance with the terms of the Award and may be made in cash.

SECTION 11. DIVIDEND EQUIVALENT RIGHTS

(a)               Dividend Equivalent Rights. The Administrator may grant Dividend Equivalent Rights under the Plan. A Dividend Equivalent Right is an Award entitling the grantee to receive credits based on cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other Award to which it relates) if such shares had been issued to the grantee. A Dividend Equivalent Right may be granted hereunder to any grantee as a component of an award of Restricted Stock Units or as a freestanding award. The terms and conditions of Dividend Equivalent Rights shall be specified in the Award Certificate. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid currently or may be deemed to be reinvested in additional Restricted Stock Units, which may thereafter accrue additional equivalents. Any such deemed reinvestment shall be at Fair Market Value on the date of deemed reinvestment or such other price as may then apply under a dividend reinvestment plan sponsored by the Company, if any. Dividend Equivalent Rights may be settled in cash or shares of Stock or a combination thereof, in a single installment or multiple installments, as set forth in the underlying Award Certificate. A Dividend Equivalent Right granted as a component of an Award of Restricted Stock Units shall provide that such Dividend Equivalent Right shall be settled only upon settlement or payment of, or lapse of restrictions on, such other Award, and that such Dividend Equivalent Right shall expire or be forfeited or annulled under the same conditions as such other Award.

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(b)               Termination. Except as may otherwise be provided by the Administrator either in the Award Certificate or, subject to Section 16 below, in writing after the Award is issued, a grantee’s rights in all Dividend Equivalent Rights shall automatically terminate upon the grantee’s termination of employment (or cessation of Service Relationship) with the Company and its Subsidiaries for any reason.

SECTION 12. Transferability of Awards

(a)               Transferability. Except as provided in Section 12(b) below, during a grantee’s lifetime, his or her Awards shall be exercisable only by the grantee, or by the grantee’s legal representative or guardian in the event of the grantee’s incapacity. No Awards shall be sold, assigned, transferred or otherwise encumbered or disposed of by a grantee other than by will or by the laws of descent and distribution or pursuant to a domestic relations order. No Awards shall be subject, in whole or in part, to attachment, execution, or levy of any kind, and any purported transfer in violation hereof shall be null and void.

(b)               Administrator Action. Notwithstanding Section 12(a), the Administrator, in its discretion, may provide either in the Award Certificate regarding a given Award or by subsequent written approval that the grantee (who is an employee or director) may transfer his or her Non-Qualified Stock Options to his or her immediate family members, to trusts for the benefit of such family members, or to partnerships in which such family members are the only partners, provided that the transferee agrees in writing with the Company to be bound by all of the terms and conditions of this Plan and the applicable Award. In no event may an Award be transferred by a grantee for value.

(c)               Family Member. For purposes of Section 12(b), “family member” shall mean a grantee’s child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the grantee’s household (other than a tenant of the grantee), a trust in which these persons (or the grantee) have more than 50 percent of the beneficial interest, a foundation in which these persons (or the grantee) control the management of assets, and any other entity in which these persons (or the grantee) own more than 50 percent of the voting interests.

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(d)               Designation of Beneficiary. To the extent permitted by the Company, each grantee to whom an Award has been made under the Plan may designate a beneficiary or beneficiaries to exercise any Award or receive any payment under any Award payable on or after the grantee’s death. Any such designation shall be on a form provided for that purpose by the Administrator and shall not be effective until received by the Administrator. If no beneficiary has been designated by a deceased grantee, or if the designated beneficiaries have predeceased the grantee, the beneficiary shall be the grantee’s estate.

SECTION 13. TAX WITHHOLDING

(a)               Payment by Grantee. Each grantee shall, no later than the date as of which the value of an Award or of any Stock or other amount received thereunder first becomes includable in the gross income of the grantee for income tax purposes, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of, any Federal, state, or local taxes of any kind required by law to be withheld by the Company with respect to such income. The Company and its Subsidiaries shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the grantee. The Company’s obligation to deliver evidence of book entry (or stock certificates) to any grantee is subject to and conditioned on tax withholding obligations being satisfied by the grantee.

(b)               Payment in Stock. The Administrator may require the Company’s tax withholding obligation to be satisfied, in whole or in part, by the Company withholding from shares of Stock to be issued pursuant to any Award a number of shares with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the withholding amount due; provided, however, that the amount withheld does not exceed the maximum statutory tax rate or such other amount as is necessary to avoid liability accounting treatment. For purposes of share withholding, the Fair Market Value of withheld shares shall be determined in the same manner as the value of Stock includible in income of the grantees. The Administrator may also require the Company’s tax withholding obligation to be satisfied, in whole or in part, by an arrangement whereby a certain number of shares of Stock issued pursuant to any Award are immediately sold and proceeds from such sale are remitted to the Company in an amount that would satisfy the withholding amount due.

SECTION 14. Section 409A awards

Awards are intended to be exempt from Section 409A to the greatest extent possible and to otherwise comply with Section 409A. The Plan and all Awards shall be interpreted in accordance with such intent. To the extent that any Award is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A (a “409A Award”), the Award shall be subject to such additional rules and requirements as specified by the Administrator from time to time in order to comply with Section 409A. In this regard, if any amount under a 409A Award is payable upon a “separation from service” (within the meaning of Section 409A) to a grantee who is then considered a “specified employee” (within the meaning of Section 409A), then no such payment shall be made prior to the date that is the earlier of (i) six months and one day after the grantee’s separation from service, or (ii) the grantee’s death, but only to the extent such delay is necessary to prevent such payment from being subject to interest, penalties and/or additional tax imposed pursuant to Section 409A. Further, the settlement of any 409A Award may not be accelerated or deferred, except to the extent permitted by Section 409A. The Company makes no representation that any or all of the payments or benefits described in the Plan will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment. The grantee shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A.

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SECTION 15. TERMINATION OF SERVICE RELATIONSHIP, TRANSFER, LEAVE OF ABSENCE, ETC.

(a)               Termination of Service Relationship. If the grantee’s Service Relationship is with an Affiliate and such Affiliate ceases to be an Affiliate, the grantee shall be deemed to have terminated his or her Service Relationship for purposes of the Plan and any Award.

(b)               For purposes of the Plan, the following events shall not be deemed a termination of a Service Relationship:

(i)                 a transfer of employment to the Company from an Affiliate or from the Company to an Affiliate, or from one Affiliate to another Affiliate;

(ii)              an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the employee’s right to re-employment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise so provides in writing; or

(iii)            a transfer without any interruption from one form of Service Relationship to a different form of Service Relationship.

SECTION 16. AMENDMENTS AND TERMINATION

The Board may, at any time, amend or discontinue the Plan, and the Administrator may, at any time, amend or cancel any outstanding Award for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall materially and adversely affect rights under any outstanding Award without the holder’s consent unless required by applicable law or to preserve the intended tax treatment of such Award. Except as provided in Section 3(b) or 3(c), without prior stockholder approval, in no event may the Administrator exercise its discretion to reduce the exercise price of outstanding Stock Options or Stock Appreciation Rights or effect repricing through cancellation and re-grants or cancellation of Stock Options or Stock Appreciation Rights in exchange for cash or other Awards. To the extent required under the rules of any securities exchange or market system on which the Stock is listed, to the extent determined by the Administrator to be required by the Code to ensure that Incentive Stock Options granted under the Plan are qualified under Section 422 of the Code, Plan amendments shall be subject to approval by Company stockholders. Nothing in this Section 16 shall limit the Administrator’s authority to take any action permitted pursuant to Section 3(b) or 3(c).

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SECTION 17. STATUS OF PLAN

With respect to the portion of any Award that has not been exercised or settled and any payments in cash, Stock or other consideration not received by a grantee, a grantee shall have no rights greater than those of a general creditor of the Company. The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation. In its sole discretion, the Administrator may authorize the creation of trusts or other arrangements to meet the Company’s obligations to deliver Stock or make payments with respect to Awards hereunder, provided that the existence of such trusts or other arrangements is consistent with the foregoing sentences.

SECTION 18. GENERAL PROVISIONS

(a)               No Distribution. The Administrator may require each person acquiring Stock pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares without a view to distribution thereof.

(b)               Issuance of Stock. To the extent certificated, stock certificates to grantees under this Plan shall be deemed delivered for all purposes when the Company or a stock transfer agent of the Company shall have mailed such certificates in the United States mail, addressed to the grantee, at the grantee’s last known address on file with the Company. Uncertificated Stock shall be deemed delivered for all purposes when the Company or a Stock transfer agent of the Company shall have given to the grantee by electronic mail (with proof of receipt) or by United States mail, addressed to the grantee, at the grantee’s last known address on file with the Company, notice of issuance and recorded the issuance in its records (which may include electronic “book entry” records). Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any evidence of book entry or certificates evidencing shares of Stock pursuant to the exercise or settlement of any Award, unless and until the Administrator has determined, with advice of counsel (to the extent the Administrator deems such advice necessary or advisable), that the issuance and delivery is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed, quoted or traded. Any Stock issued pursuant to the Plan shall be subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with federal, state or foreign jurisdiction, securities or other laws, rules and quotation system on which the Stock is listed, quoted or traded. The Administrator may place legends on any Stock certificate or notations on any book entry to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Administrator may require that an individual make such reasonable covenants, agreements, and representations as the Administrator, in its discretion, deems necessary or advisable in order to comply with any such laws, regulations, or requirements. The Administrator shall have the right to require any individual to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Administrator.

(c)               No Fractional Shares. No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award, and the Administrator shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional shares, or whether such fractional shares or any rights thereto shall be canceled, terminated or otherwise eliminated

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(d)               Stockholder Rights. Until Stock is deemed delivered in accordance with Section 18(b), no right to vote or receive dividends or any other rights of a stockholder will exist with respect to shares of Stock to be issued in connection with an Award, notwithstanding the exercise of a Stock Option or any other action by the grantee with respect to an Award.

(e)               Other Compensation Arrangements; No Employment Rights. Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, including trusts, and such arrangements may be either generally applicable or applicable only in specific cases. The adoption of this Plan and the grant of Awards do not confer upon any individual any right to continued employment and/or service with the Company or any Subsidiary and do not limit in any way the right of the Company or any Subsidiary to terminate such employment or Service Relationship. The terms of Awards need not be the same with respect to each grantee, and Awards to any individual grantee need not be the same.

(f)                Trading Policy Restrictions. Option exercises and other Awards under the Plan shall be subject to the Company’s insider trading policies and procedures, as in effect from time to time.

(g)               Clawback. All Awards shall be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy adopted by the Board or Administrator and as in effect from time to time; and (ii) applicable law.

SECTION 19. EFFECTIVE DATE OF PLAN

This Plan shall become effective as of the date approved by the Board, subject to stockholder approval in accordance with applicable state law, the Company’s bylaws and articles of incorporation, and applicable stock exchange rules. No grants of Stock Options and other Awards may be made hereunder after the tenth anniversary of the Effective Date and no grants of Incentive Stock Options may be made hereunder after the tenth anniversary of the date the Plan is approved by the Board.

SECTION 20. GOVERNING LAW

This Plan and all Awards and actions taken thereunder shall be governed by, and construed in accordance with, the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the Commonwealth of Massachusetts, applied without regard to conflict of law principles.

DATE APPROVED BY BOARD OF DIRECTORS: _______________

DATE APPROVED BY STOCKHOLDERS: _______________

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Schedule I

Supporting Company Stockholders

PureTech Health LLC

HPSO SPV Limited

SSD2, LLC

CMS Medical Venture Investment (KL)

Yishai Zohar